CIRCULAR DATED 21 JUNE 2006

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. PLEASE READ IT CAREFULLY.

If you are in any doubt as to the course of action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold all your ordinary shares in the capital of Singapore Airport Terminal Services Limited (the "**Company**"), you should hand this Circular, the Notice of Extraordinary General Meeting and the Proxy Form to the purchaser or to the stockbroker or to the bank or to the agent through whom you effected the sale for onward transmission to the purchaser.

sats

one with you

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No. 197201770G

CIRCULAR TO SHAREHOLDERS

IN RELATION TO

(1) the proposed renewal of the Mandate for Interested Person Transactions; and

(2) the proposed alterations to the Articles of Association of the Company

IMPORTANT DATES AND TIMES

Last date and time for lodgement of Proxy Form	:	23 July 2006 at 2.45 p.m.
Date and time of Extraordinary General Meeting	:	25 July 2006 at 2.45 p.m. (or as soon thereafter following the conclusion or adjournment of the 33rd Annual General Meeting of the Company to be held at 2.30 p.m. on the same day and at the same place)
Place of Extraordinary General Meeting	:	Mandarin Court, 4th Floor Grand Tower Meritus Mandarin Singapore 333 Orchard Road Singapore 238867

CONTENTS

In this Circular, the following definitions apply throughout unless otherwise stated:

"Articles"	:	The Articles of Association of the Company.
"CDP"	:	The Central Depository (Pte) Limited.
"2005 Circular"	:	The Circular to Shareholders dated 25 June 2005.
"Companies Act"	:	The Companies Act, Chapter 50 of Singapore.
"Companies (Amendment) Act"	:	The Companies (Amendment) Act 2005 of Singapore.
"Directors"	:	The Directors of the Company for the time being.
"EGM"	:	The extraordinary general meeting of the Company, notice of which is given on page 60 of this Circular.
"2005 EGM"	:	The extraordinary general meeting of the Company held on 19 July 2005.
"Group"	:	The Company and its subsidiaries.
"Latest Practicable Date"	:	1 June 2006, being the latest practicable date prior to the printing of this Circular.
"Listing Manual"	:	The Listing Manual of the SGX-ST, including any amendments made thereto up to the Latest Practicable Date.
"SATS" or the **"Company"**	:	Singapore Airport Terminal Services Limited.
"Securities Accounts"	:	Securities accounts maintained by Depositors with CDP but not including securities sub-accounts maintained with a Depository Agent.
"SGX-ST"	:	Singapore Exchange Securities Trading Limited.
"Shareholders"	:	Registered holders of Shares, except that where the registered holder is CDP, the term "Shareholders" shall, where the context admits, mean the Depositors whose Securities Accounts are credited with Shares.
"Shares"	:	Ordinary shares in the capital of the Company.
"SIA"	:	Singapore Airlines Limited.
"Temasek"	:	Temasek Holdings (Private) Limited.
"S$"**, **"$" and **"cents"**	:	Singapore dollars and cents, respectively.
"%" or **"per cent."**	:	Per centum or percentage.

DEFINITIONS

The terms **"Depositor"**, **"Depository Agent"** and **"Depository Register"** shall have the meanings ascribed to them respectively in Section 130A of the Companies Act.

Words importing the singular shall, where applicable, include the plural and *vice versa*. Words importing the masculine gender shall, where applicable, include the feminine and neuter genders. References to persons shall include corporations.

The headings in this Circular are inserted for convenience only and shall be ignored in construing this Circular.

Any reference in this Circular to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Companies Act or any statutory modification thereof and not otherwise defined in this Circular shall have the same meaning assigned to it under the Companies Act or any statutory modification thereof, as the case may be.

Any reference to a time of day in this Circular is made by reference to Singapore time unless otherwise stated.

Any discrepancies in the tables in this Circular between the listed amounts and the totals thereof and/or the respective percentages are due to rounding.

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No. 197201770G

Directors:

Cheng Wai Wing Edmund *(Chairman)*
Chew Choon Seng *(Deputy Chairman)*
Richard Charles Helfer
Hong Hai
Khaw Kheng Joo
Ng Kee Choe
Ow Chin Hock
Tan Jiak Ngee Michael
Yeo Chee Tong

Registered Office:

SATS Inflight Catering Centre 1
20 Airport Boulevard
Singapore 819659

21 June 2006

To: The Shareholders of
Singapore Airport Terminal Services Limited

Dear Sir/Madam

1. INTRODUCTION

1.1 **EGM.** The Directors are convening the EGM to be held on 25 July 2006 to seek Shareholders' approval for the following proposals:

(a) the proposed renewal of the IPT Mandate (as defined in paragraph 2.1 below); and

(b) the proposed alterations to the Articles.

1.2 **Circular.** The purpose of this Circular is to provide Shareholders with information relating to the proposals to be tabled at the EGM.

1.3 **SGX-ST.** The SGX-ST assumes no responsibility for the accuracy of any of the statements made or opinions expressed in this Circular.

2. THE PROPOSED RENEWAL OF THE MANDATE FOR INTERESTED PERSON TRANSACTIONS

2.1 **Background.** At the 2005 EGM, Shareholders approved, *inter alia*, the renewal of a mandate (the **"IPT Mandate"**) to enable the Company, its subsidiaries and associated companies which are considered to be "entities at risk" (as that term is used in Chapter 9 of the Listing Manual) (the **"EAR Group"**) to enter into certain interested person transactions with the classes of interested persons (the **"Interested Persons"**) as set out in the IPT Mandate. Particulars of the IPT Mandate were set out in Appendix 2 to the 2005 Circular and Ordinary Resolution 3 as set out in the Notice of the 2005 EGM.

The IPT Mandate was expressed to take effect until the conclusion of the next Annual General Meeting of the Company being the 33rd Annual General Meeting which is scheduled to be held on 25 July 2006, immediately preceding the EGM.

2.2 **The Proposed Renewal of the IPT Mandate.** The Directors propose that the IPT Mandate be renewed at the EGM to take effect until the 34th Annual General Meeting of the Company. The particulars of the interested person transactions in respect of which the IPT Mandate is sought to be renewed remain unchanged.

2.3 **Appendix 1.** Details of the IPT Mandate, including the rationale for, and the benefits to, the Company, the review procedures for determining transaction prices with the Interested Persons and other general information relating to Chapter 9 of the Listing Manual, are set out in Appendix 1 to this Circular.

2.4 **Audit and Risk Management Committee Statement.** The Audit and Risk Management Committee of the Company, comprising Ng Kee Choe, Hong Hai, Ow Chin Hock and Tan Jiak Ngee Michael, confirms that:

(a) the methods or procedures for determining the transaction prices under the IPT Mandate have not changed since the 2005 EGM; and

(b) the methods or procedures referred to in sub-paragraph (a) above are sufficient to ensure that the transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and its minority Shareholders.

3. THE PROPOSED ALTERATIONS TO THE ARTICLES OF ASSOCIATION

3.1 **The Companies (Amendment) Act.** The Companies (Amendment) Act, which came into operation on 30 January 2006, introduced key amendments to the Companies Act resulting in significant changes to the company law regime. These amendments include the abolition of the concepts of par value and authorised capital, and allowing repurchased shares to be held as treasury shares.

With the abolition of the concept of par value pursuant to the Companies (Amendment) Act, shares of a company no longer have any par or nominal value. The concepts of share premium and the issue of shares at a discount have also been abolished accordingly. All amounts standing to the credit of a company's share premium account and capital redemption reserves (if any) as at 30 January 2006 would become part of the company's share capital.

The Companies (Amendment) Act also introduced new provisions on share buy backs and treasury shares. Under these new provisions, a company can now repurchase shares out of capital, as well as from distributable profits. Shares which are the subject of a share repurchase by a company can be held by that company as treasury shares instead of being cancelled. The right to attend and vote at meetings and the right to dividend or other distributions will be suspended for so long as the repurchased shares are held in treasury.

3.2 **Alterations to the Articles.** The Articles need to be altered as a result of the above changes introduced by the Companies (Amendment) Act. The Company is also taking this opportunity to streamline and rationalise certain other provisions in the Articles.

3.3 **Summary of Alterations.** The following is a summary of the main proposed alterations to the Articles:

3.3.1 ***Article 2***

Article 2 is the interpretation section of the Articles, and is proposed to be altered to provide for the following:

(a) the alteration of the definition of "member" to exclude the Company in relation to shares in the Company held by the Company as treasury shares;

(b) that the expression "treasury shares" is to have the meaning ascribed to it in the Companies Act, namely, shares which were (or are treated as having been) purchased by the Company in circumstances in which Section 76H of the Companies Act applies, and have been held by the Company continuously since the treasury shares were so purchased; and

(c) that, except where otherwise expressly provided in the Articles, references in the Articles to "holders" of shares or a class of shares shall exclude the Company in relation to shares held by it as treasury shares.

A drafting change is also proposed to provide that the headnotes are inserted for convenience only and shall not affect the construction of the Articles.

3.3.2 ***Article 4***

Article 4(a) provides that no shares are to be issued at a discount except in accordance with the provisions of the Companies Act, and is proposed to be deleted following the abolition of the concept of the issue of shares at a discount pursuant to the Companies (Amendment) Act.

As required by the Listing Manual, Article 4(d) provides that the total nominal value of issued preference shares shall not exceed the total nominal value of the issued ordinary shares at any time. In view of the abolition of the concept of par value, it is proposed that this provision be amended so as to provide that preference shares may be issued subject to such limitation thereof as may be prescribed by any stock exchange on which the shares in the Company may be listed.

Article 4 is also proposed to be altered to make it clear that any issue of shares by the Company will be made subject to, and in accordance with, Article 52.

Article 4 further provides that, notwithstanding any other provision of the Articles, Temasek, SIA and/or such other person or persons approved by the Directors shall be entitled to have an interest in more than 5% of the issued ordinary share capital of the Company. It is proposed that, following the abolition of the concept of nominal value pursuant to the Companies (Amendment) Act, the words "issued ordinary share capital" be substituted with the words "issued ordinary shares".

3.3.3 ***New Article 8A***

New Article 8A on treasury shares is proposed to be inserted. This new Article will provide that the Company may not exercise any right in respect of treasury shares other than as provided by the Companies Act but that subject thereto, the Company may hold or deal with its treasury shares in the manner authorised by, or prescribed pursuant to, the Companies Act.

3.3.4 ***Article 9***

Article 9 permits the Company to purchase or otherwise acquire its issued shares and to cancel such shares purchased by it. The Companies (Amendment) Act enables the Company to either cancel ordinary shares purchased by it or to hold such ordinary shares as treasury shares. Article 9 is proposed to be altered to take into account such amendments.

3.3.5 ***Article 11***

Article 11 provides that the Company may exercise the powers of paying commissions conferred by the Companies Act. Section 67 of the Companies Act relating to the power to pay certain commissions was repealed pursuant to the Companies (Amendment) Act. However, since the Company may nevertheless retain the power to pay commissions under the Articles, Article 11 is proposed to be altered to provide that the Company may pay commissions or brokerage on any issue of shares at such rate or amount and in such manner as the Directors may deem fit.

3.3.6 ***Article 14***

Article 14 on share certificates provides (*inter alia*) that every share certificate must specify the number and class of shares to which it relates and the amounts paid thereon. This Article is proposed to be altered to provide that the amount (if any) unpaid on the shares must also be specified in the share certificate, in order to be in line with Section 123 of the Companies Act, as amended pursuant to the Companies (Amendment) Act.

3.3.7 ***Articles 21 and 24***

Article 21 provides that Directors may from time to time make calls on members in respect of moneys unpaid on their shares (whether on account of the nominal value of the shares or by way of premium). Article 21 is proposed to be altered to delete the words in parenthesis referred to above.

Article 24 provides that any sum (whether on account of the nominal value of the share or by way of premium) which becomes payable upon allotment or at any fixed date shall, for the purposes of the Articles, be deemed to be a call duly made and payable on the date on which, by the terms of issue, it becomes payable. Article 24 is proposed to be altered to delete the words in parenthesis referred to above.

The alterations to Articles 21 and 24 are proposed to be made following the abolition of the concepts of nominal value and share premium pursuant to the Companies (Amendment) Act.

3.3.8 ***Article 32***

Article 32 provides for the circumstances under which the Directors may decline to accept any instrument of transfer.

Article 32 is proposed to be altered to provide that the Directors may refuse to register any instrument of transfer of shares unless (*inter alia*) the amount of stamp duty with which each instrument of transfer is chargeable has been paid, and that any instrument of transfer deposited for registration purposes has to be accompanied by a certificate of payment of stamp duty (if any).

Article 32 also permits the Directors to decline to accept any instrument of transfer unless a declaration made by the transferee is attached to such instrument stating (*inter alia*) whether the transfer, if registered, would result in any person or related group of persons having an interest, directly or indirectly, in more than 5% of the issued share capital of the Company. This provision is proposed to be altered to substitute the words "issued share capital" with "issued ordinary shares" in view of the abolition of the concept of par value pursuant to the Companies (Amendment) Act.

3.3.9 ***Article 33(a)***

Article 33(a) permits the Directors to refuse to register any transfer of shares if (*inter alia*) such transfer would result in any person or related group of persons having an interest in more than 5% of the "issued ordinary share capital" of the Company.

Article 33(a) is proposed to be altered to substitute the words "issued ordinary share capital" with "issued ordinary shares" in view of the abolition of the concept of par value pursuant to the Companies (Amendment) Act.

3.3.10 ***Article 47***

Article 47 empowers the Company by ordinary resolution passed at a general meeting, to convert paid-up shares into stocks and re-convert stock into paid-up shares of any denomination. The words "of any denomination" are proposed to be deleted following the abolition of the concept of par or nominal value of shares pursuant to the Companies (Amendment) Act.

3.3.11 ***Articles 48 and 49***

Article 48 refers to rights of holders of stock to transfer such stock and provides that the Directors may fix the minimum amount of stock transferable provided that the minimum amount shall not exceed the nominal amount of the shares from which the stock arose. A drafting change is proposed to Article 48 to (*inter alia*) remove this proviso following the abolition of the concept of par or nominal value of shares pursuant to the Companies (Amendment) Act.

Article 49 provides that holders of stock shall, according to the amount of stock held by them, have the same rights and privileges as if they held the shares from which the stock arose. A drafting change is proposed to Article 49, to replace the references to "amount of stock" with references to "number of stock units".

3.3.12 ***Article 51***

Article 51 provides that the Company may by ordinary resolution:

(a) increase its capital by such sum to be divided into shares of such amounts as the resolution shall prescribe;

(b) consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c) subdivide its shares into shares of smaller amount; and

(d) cancel any shares which have not been taken by any person and diminish the amount of its capital by the amount of the shares so cancelled.

The provision referred to in sub-paragraph (a) above is proposed to be deleted following the abolition of the concepts of par value and authorised capital pursuant to the Companies (Amendment) Act. The provisions referred to in sub-paragraphs (b) and (c) above are proposed to be altered to delete the references to the "amount" of shares following the abolition of the concept of par value pursuant to the Companies (Amendment) Act. The provision referred to in sub-paragraph (d) above is proposed to be deleted altogether following the abolition of the concept of authorised capital pursuant to the Companies (Amendment) Act.

In addition, Article 51 is proposed to be altered by providing that the Company may by ordinary resolution convert any class of shares into any other class of shares.

3.3.13 ***Article 52(2)***

Article 52(2) relates to the general share issue mandate. It provides that the Company may by ordinary resolution give the Directors a general authority to issue shares and to make or grant offers, agreements or options that might or would require shares to be issued, including the creation and issue of warrants, debentures or other instruments convertible into shares, and (notwithstanding that such authority may have ceased to be in force) to issue shares in pursuance of an instrument made or granted while the authority was in force.

Article 52(2) further provides that the aggregate number of shares that may be issued pursuant to the ordinary resolution cannot exceed 50% of the issued share capital of the Company, of which the aggregate number of shares to be issued other than on a *pro rata* basis to shareholders may not exceed 20% of the issued share capital of the Company. For these purposes, the percentage of the issued share capital is to be based on the issued share capital of the Company at the time that the ordinary resolution is passed, after adjusting for (a) new shares arising upon the conversion or exercise of any convertible securities or share options or vesting of share awards which are outstanding or subsisting at the time that the ordinary resolution is passed, and (b) any subsequent consolidation or subdivision of shares.

The specific limits and manner of calculation currently contained in Article 52(2) follow the specific provisions of Rule 806 of the Listing Manual. Article 52(2) is proposed to be altered to delete the reference to these specific limits and manner of calculation, and to instead provide that the aggregate number of shares which may be issued pursuant to the general share issue mandate is to be subject to such limits and manner of calculation as may be prescribed by the SGX-ST from time to time.

The proposed alteration to Article 52(2) will obviate the necessity for the Company to alter its Articles as and when the relevant provisions of the Listing Manual relating to the general share issue mandate are altered by the SGX-ST. Any ordinary resolution passed pursuant to Article 52(2), as proposed to be altered, will continue to be subject to the specific limits and manner of calculation prescribed by the Listing Manual from time to time.

3.3.14 ***Article 53***

Article 53 provides (*inter alia*) that the Company may reduce its share capital, any capital redemption reserve fund or any share premium account as authorised by law.

Article 53 is proposed to be altered to delete the references to the capital redemption reserve fund and the share premium account since under the Companies (Amendment) Act, any amounts standing to the credit of the Company's capital redemption reserve and share premium account became part of its share capital. This Article is further proposed to be amended to provide that upon cancellation of any share purchased or otherwise acquired by the Company, the number of issued shares in the Company will be diminished by the number of issued shares so purchased or acquired.

3.3.15 ***Article 57(1)***

Article 57(1) is proposed to be altered to set out the requirements under the Companies Act in connection with the convening of meetings at shorter notice. Other drafting amendments are proposed to Article 57(1).

3.3.16 ***Article 60***

Article 60 provides (*inter alia*) that the quorum at any general meeting shall be two members present in person and that for the purposes of that Article, "member" includes a person attending as a proxy or as a representative of a corporate member. Drafting changes are proposed to Article 60, in addition to changes to make it clear that (a) a proxy representing more than one member shall only count as one member for the purpose of determining the quorum; and (b) where a member is represented by more than one proxy such proxies shall count as only one member for the purpose of determining the quorum.

Article 60 also provides that if only proxies appointed by CDP attend, any two such proxies shall suffice to establish both plurality and quorum. This provision is proposed to be deleted since Depositors are recognised under law as members of a company and CDP no longer appoints proxies on behalf of Depositors.

3.3.17 ***Article 63***

Article 63 provides for the Chairman, with the consent of or if directed by shareholders, to adjourn a general meeting from time to time and from place to place. Article 63 is proposed to be amended to enable the Chairman to adjourn a general meeting *sine die* (that is, indefinitely).

3.3.18 ***Article 64***

Article 64 provides that at any general meeting, a resolution put to the vote shall be decided by a show of hands unless a poll is demanded by (*inter alia*):

(a) at least three members present in person or by proxy; or

(b) a member or members holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

The provision in sub-paragraph (a) above is proposed to be altered to make clear that the members referred to are members entitled to vote at the meeting at which the resolution is put to the vote, to be in line with Section 178(b)(i) of the Companies Act.

The provision in sub-paragraph (b) above is proposed to be altered to provide that a poll can be demanded by a member present in person or by proxy and holding not less than 10% of the total number of paid-up shares of the Company (excluding treasury shares), following the abolition of the concept of par value and the introduction of provisions on treasury shares pursuant to the Companies (Amendment) Act.

In addition, Article 64 will provide that no poll shall be demanded on the choice of the Chairman or on the question of adjournment.

3.3.19 ***Article 65***

Article 65 provides for the procedures on the taking of a poll. Consequential amendments are proposed to be made to remove references to a poll demanded on the election of the Chairman or on the question of adjournment.

3.3.20 ***Article 67***

Article 67 provides that subject to any rights or restrictions attached to any class or classes of shares, at a meeting of members or classes of members, each member may vote in person or by proxy or by attorney. This Article is proposed to be altered to make it subject also to new Article 8A, which will provide that the Company shall not exercise any right (including the right to attend and vote at general meetings) in respect of treasury shares other than as provided by the Companies Act. Other drafting changes are proposed to be made to Article 67.

3.3.21 ***Article 81***

Article 81(1) provides that a Director who is interested, directly or indirectly, in a contract or proposed contract with the Company shall declare the nature of his interest at the meeting of the Directors in accordance with the Companies Act. Article 81(1) is proposed to be altered to include the Director's interests in any transaction or proposed transaction with the Company to be in line with Section 156 of the Companies Act. Consequential amendments are proposed to be made to Articles 81(3) and 81(5).

3.3.22 ***Article 86***

Article 86 provides that the Company may at a meeting at which a Director retires fill the office vacated by electing the retiring Director or some other person eligible for appointment. In default, the retiring Director is deemed to have been re-elected except in certain instances.

Article 86 is proposed to be amended, *inter alia,* so as to provide that a retiring Director shall be deemed to have been re-elected except, *inter alia,* where such Director is ineligible for re-election or where such a Director has attained any retiring age applicable to him as Director. A retiring Director who is re-elected or deemed to have been re-elected will continue in office without a break. Other drafting changes are proposed to Article 86.

3.3.23 ***Article 93(1)***

Article 93(1) relates to the general power of the Directors to manage the Company's business. Drafting changes are proposed to align Article 93(1) with Section 157A(2) of the Companies Act (which is a provision incorporated into the Companies Act in May 2003), which provides that the directors may exercise all the powers of a company except any power that the Companies Act or the memorandum and articles of the company require the company to exercise in general meeting.

3.3.24 ***Articles 106 and 107***

Articles 106 and 107 currently provide for certain matters relating to the regulations of proceedings or meeting of any committee of Directors formed under Article 105, such as the election of a chairman and the determination of questions arising at such proceedings or meetings. Article 106 is proposed to be altered so as to provide that the meetings and proceedings of any committee of Directors formed under Article 105 shall be regulated, to the extent applicable, by the Articles governing the proceedings of Directors, so far as the same are not superseded by specific regulations made by the Directors under Article 105. Article 107 is proposed to be deleted in its entirety as a consequence to the proposed amendments to be made to Article 106.

3.3.25 ***Article 109***

Article 109 currently provides that a resolution in writing, signed by a majority of Directors entitled to receive notice of a meeting of the Directors at that time, shall be as valid and effectual as if it had been passed at a meeting of the Directors duly convened and held. It is proposed that Article 109 be altered to provide that a resolution in writing, signed by a majority of the Directors, shall be valid and effective.

3.3.26 ***Article 115***

Article 115 relates to the powers of a Director to appoint any person to be an associate director and is proposed to be deleted in its entirety as this Article is not necessary.

3.3.27 ***Article 122***

Article 122 provides that the Directors shall cause to be laid before the Company in general meeting, the profit and loss accounts, balance sheets, group accounts if any and such reports as may be necessary and that the interval between the close of financial year and the issue of accounts relating thereto shall not exceed four months. Article 122 is proposed to be amended to provide that the four month interval is between the close of the financial year and the date of the Company's annual general meeting at which such accounts and reports are to be laid.

3.3.28 ***Article 129***

Article 129 relates to the payment of dividends in proportion to the amount paid in respect of the shares. Article 129 on the apportionment of dividends is proposed to be altered, following the abolition of the concept of par value pursuant to the Companies (Amendment) Act, to provide that all dividends are to be paid in proportion to the number of shares held (as opposed to according to the amounts paid on the shares). Article 129 (as proposed to be altered) will also provide that where shares are partly paid, all dividends must be apportioned and paid proportionately to the amounts paid or credited as paid.

3.3.29 ***New Article 130A***

New Article 130A is proposed to be inserted. This new Article provides for the position in relation to dividends which remain unclaimed after first being payable.

3.3.30 ***Articles 134, 135 and 135A***

Articles 134 and 135A relate to the Company's powers to capitalise reserves or profits towards the payment of the par value of shares to be issued by way of bonus shares, credited as fully paid, to its members and to participants of any share incentive or option scheme or plan implemented by the Company and approved by Shareholders in general meeting. Article 135 empowers the Directors to take all necessary action to implement any capitalisation resolution passed by the Company pursuant to Article 134.

In addition to being able to issue bonus shares by way of the capitalisation of any amount standing to the credit of the Company's reserves accounts or to the credit of the profit and loss account, Articles 134 and 135A are proposed to be amended to permit the Company to issue bonus shares for which no consideration is payable. Consequential alterations are proposed to Article 135 to empower Directors to take such action as may be authorised pursuant to the amended Article 134.

3.3.31 ***Article 136***

Article 136 deals with the service of notices and documents on members and other persons entitled to receive notices or documents from the Company. In order to facilitate the giving or sending of notices to members, Article 136 is proposed to be altered to provide that where a notice is sent by post, service of the notice shall be deemed to be effected at the time the cover containing the same is posted and that in proving such service, it shall be sufficient to prove that such cover was properly addressed, stamped and posted.

3.3.32 ***New Article 136A and Article 138***

The Companies Act was amended effective 1 April 2004 to provide for documents required under the Companies Act or the memorandum and articles of association of a company to be given, sent or served on members, auditors and officers of a company, to be so given, sent or served using electronic communications. It is proposed that new Article 136A be included to provide for service of notices and documents to be effected by electronic communications in accordance with Sections 387A and 387B of the Companies Act or any applicable regulations or procedures.

Consequential alterations are proposed to Article 138.

3.4 **Appendix 2.** The text of the Articles which are proposed to be altered are set out in Appendix 2 to this Circular. The proposed alterations to the Articles are subject to Shareholders' approval.

4. DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS

4.1 **Directors' Interests in Shares.** The interests of the Directors in the Shares as recorded in the Register of Directors' Shareholdings as at the Latest Practicable Date are set out below:

Director	No. of Shares Direct Interest	%(1)	Indirect Interest(2)	%(1)	No. of Shares comprised in outstanding options
Cheng Wai Wing Edmund	—	—	—	—	—
Chew Choon Seng	10,000	0.0010	—	—	—
Richard Charles Helfer	11,000	0.0010	—	—	—
Hong Hai	—	—	—	—	—
Khaw Kheng Joo	—	—	—	—	—
Ng Kee Choe	11,000	0.0010	—	—	—
Ow Chin Hock	—	—	—	—	—
Tan Jiak Ngee Michael	16,000	0.0015	—	—	—
Yeo Chee Tong	—	—	—	—	—

Notes:

(1) Indirect interests refer to interests determined pursuant to Section 7 of the Companies Act.

(2) Based on 1,047,891,075 Shares in issue as at the Latest Practicable Date.

4.2 **Substantial Shareholders' Interests in Shares.** The interests of the substantial Shareholders in Shares as recorded in the Register of Substantial Shareholders as at the Latest Practicable Date are set out below:

Substantial Shareholders	Direct Interest No. of Shares	%(2)	Indirect Interest(1) No. of Shares	%(2)	Total Interest No. of Shares	%(2)
SIA	870,000,000	83.02	—	—	870,000,000	83.02
Temasek	—	—	870,050,000	83.03	870,050,000	83.03

Notes:

(1) Indirect interests refer to interests determined pursuant to Section 7 of the Companies Act.

(2) Based on 1,047,891,075 Shares in issue as at the Latest Practicable Date.

4.3 **Abstention from Voting.** Chew Choon Seng and Tan Jiak Ngee Michael (being respectively a current and recent employee of SIA) will abstain from voting their Shares, if any, at the EGM in respect of Resolution 1, being the Ordinary Resolution relating to the proposed renewal of the IPT Mandate. Each such Director will also not accept nominations to act as proxy, corporate representative or attorney to vote in respect of Resolution 1 unless that Shareholder appointing him indicates clearly how votes are to be cast in respect of Resolution 1.

Temasek and its associates (which include SIA and its associates), being Interested Persons, will also abstain from voting their Shares, if any, in respect of Resolution 1.

5. DIRECTORS' RECOMMENDATIONS

5.1 **Proposed Renewal of IPT Mandate.** The Directors who are considered independent for the purposes of the proposed renewal of the IPT Mandate are Cheng Wai Wing Edmund, Richard Charles Helfer, Hong Hai, Khaw Kheng Joo, Ng Kee Choe, Ow Chin Hock and Yeo Chee Tong (the "**Independent Directors**"). The Independent Directors are of the opinion that the entry into of the interested person transactions between the EAR Group (as described in paragraph 2.1.2 of Appendix 1 to this Circular) and those Interested Persons (as described in paragraph 2.3 of Appendix 1 to this Circular) in the ordinary course of their respective businesses will be made to enhance the efficiency of the EAR Group and are in the best interests of the Company.

For the reasons set out in paragraphs 2.1 and 2.6 of Appendix 1 to this Circular, the Independent Directors recommend that Shareholders vote in favour of Resolution 1, being the Ordinary Resolution relating to the proposed renewal of the IPT Mandate at the EGM.

5.2 **Proposed Alterations to Articles.** The Directors are of the opinion that the proposed alterations to the Articles are in the best interests of the Company. Accordingly, they recommend that Shareholders vote in favour of Resolution 2, being the Special Resolution relating to the proposed alterations to the Articles.

6. EXTRAORDINARY GENERAL MEETING

The EGM, notice of which is set out on page 60 of this Circular, is being convened to be held at Mandarin Court, 4th Floor, Grand Tower, Meritus Mandarin Singapore, 333 Orchard Road, Singapore 238867, on 25 July 2006 at 2.45 p.m. (or as soon thereafter following the conclusion or adjournment of the 33rd Annual General Meeting of the Company to be held at 2.30 p.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing the Ordinary and Special Resolutions set out in the Notice of the EGM.

7. ACTION TO BE TAKEN BY SHAREHOLDERS

7.1 **Appointment of Proxies.** If a Shareholder is unable to attend the EGM and wishes to appoint a proxy to attend and vote on his behalf, he should complete, sign and return the attached Proxy Form in accordance with the instructions printed thereon as soon as possible and, in any event, so as to arrive at Robinson Road Post Office, P.O. Box 2114, Singapore 904114, not later than 2.45 p.m. on 23 July 2006. Completion and return of the Proxy Form by a Shareholder will not prevent him from attending and voting at the EGM if he so wishes.

7.2 **When Depositor regarded as Shareholder.** A Depositor shall not be regarded as a Shareholder entitled to attend the EGM and vote thereat unless his name appears on the Depository Register at least 48 hours before the EGM.

8. INSPECTION OF DOCUMENTS

The following documents are available for inspection at the registered office of the Company at SATS Inflight Catering Centre 1, 20 Airport Boulevard, Singapore 819659 during normal business hours from the date of this Circular up to the date of the EGM:

(a) the audited consolidated accounts of the Company for the financial year ended 31 March 2006;

(b) the Memorandum and Articles of Association of the Company; and

(c) the 2005 Circular.

9. RESPONSIBILITY STATEMENT

The Directors collectively and individually accept responsibility for the accuracy of the information given in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and opinions expressed in this Circular are fair and accurate and that there are no material facts the omission of which would make any statement in this Circular misleading.

Yours faithfully
for and on behalf of the
Board of Directors of
Singapore Airport Terminal Services Limited

Cheng Wai Wing Edmund
Chairman

THE IPT MANDATE

1. CHAPTER 9 OF THE LISTING MANUAL

1.1 Chapter 9 of the listing manual (the "**Listing Manual**") of the Singapore Exchange Securities Trading Limited ("**SGX-ST**") governs transactions by a listed company, as well as transactions by its subsidiaries and associated companies that are considered to be at risk, with the listed company's interested persons. When this Chapter applies to a transaction and the value of that transaction alone or on aggregation with other transactions conducted with the interested person during the same financial year reaches, or exceeds, certain materiality thresholds, the listed company is required to make an immediate announcement, or to make an immediate announcement and seek its shareholders' approval for that transaction.

1.2 Except for certain transactions which, by reason of the nature of such transactions, are not considered to put the listed company at risk to its interested persons and hence are excluded from the ambit of Chapter 9 of the Listing Manual ("**Chapter 9**"), immediate announcement and shareholders' approval would be required in respect of transactions with interested persons if certain financial thresholds (which are based on the value of the transaction as compared with the listed company's latest audited consolidated net tangible assets ("**NTA**")) are reached or exceeded. In particular, shareholders' approval is required for an interested person transaction of a value equal to, or exceeding:

(a) 5% of the listed company's latest audited consolidated NTA; or

(b) 5% of the listed company's latest audited consolidated NTA, when aggregated with other transactions entered into with the same interested person (as such term is construed under Chapter 9) during the same financial year.

1.3 Based on the latest audited consolidated accounts of Singapore Airport Terminal Services Limited ("**SATS**" or the "**Company**") and its subsidiaries (collectively, the "**SATS Group**") for the financial year ended 31 March 2006, the consolidated NTA of the SATS Group was approximately S$1,057 million. In relation to SATS, and for the purposes of complying with Chapter 9, in the current financial year and until such time as the consolidated audited accounts of the SATS Group for the financial year ending 31 March 2007 are published, 5% of the latest audited consolidated NTA of the SATS Group would be approximately S$53 million.

1.4 Chapter 9 permits a listed company, however, to seek a general mandate from its shareholders for recurrent transactions of a revenue or trading nature or those necessary for its day-to-day operations such as the purchase and sale of supplies and materials (but not in respect of the purchase or sale of assets, undertakings or businesses) that may be carried out with the listed company's interested persons.

1.5 Under the Listing Manual:

(a) an "**approved exchange**" means a stock exchange that has rules which safeguard the interests of shareholders against interested person transactions according to similar principles to Chapter 9;

(b) an "**associate**" in relation to an interested person who is a director, chief executive officer or controlling shareholder includes an immediate family member (that is, the spouse, child, adopted-child, step-child, sibling or parent) of such director, chief executive officer or controlling shareholder, the trustees of any trust of which the director/his immediate family, the chief executive officer/his immediate family or controlling shareholder/his immediate family is a beneficiary or, in the case of a discretionary trust, is a discretionary object, and

any company in which the director/his immediate family, the chief executive officer/his immediate family or controlling shareholder/his immediate family has an aggregate interest (directly or indirectly) of 30% or more, and, where a controlling shareholder is a corporation, its subsidiary or holding company or fellow subsidiary or a company in which it and/or they have (directly or indirectly) an interest of 30% or more;

(c) an **"associated company"** means a company in which at least 20% but not more than 50% of its shares are held by the listed company or group;

(d) **"control"** means the capacity to dominate decision-making, directly or indirectly, in relation to the financial and operating policies of a company;

(e) a **"controlling shareholder"** means a person who (i) holds directly or indirectly 15% or more of the nominal amount of all voting shares in the company (the SGX-ST may determine that such person is not a controlling shareholder) or (ii) in fact exercises control over a company;

(f) an **"entity at risk"** means:–

(i) the listed company;

(ii) a subsidiary of the listed company that is not listed on the SGX-ST or an approved exchange; or

(iii) an associated company of the listed company that is not listed on the SGX-ST or an approved exchange, provided that the listed company and/or its subsidiaries (the **"listed group"**), or the listed group and its interested person(s), has control over the associated company;

(g) an **"interested person"** means a director, chief executive officer or controlling shareholder of the listed company or an associate of such director, chief executive officer or controlling shareholder; and

(h) an **"interested person transaction"** means a transaction between an entity at risk and an interested person.

2. THE IPT MANDATE

2.1 Rationale for the IPT Mandate

2.1.1 It is anticipated that the EAR Group (as defined in paragraph 2.1.2 below) would, in the ordinary course of its business, enter into certain transactions with its Interested Persons (as defined below). It is likely that such transactions will occur with some degree of frequency and could arise at any time. Such transactions include, but are not limited to, the transactions described in paragraph 2.4 below. Among other things, the entry into of financial and treasury support transactions described in paragraph 2.4(b) below will benefit the EAR Group, as the EAR Group will have access to competitive quotes from its Interested Persons in addition to obtaining quotes from, or transacting with, non-Interested Persons. Similarly, the Company notes that the energy industry in Singapore is undergoing deregulation and may obtain electricity and other power sources and utilities from interested persons that carry on such business. Given the anticipated competition arising from the deregulation, it may be beneficial to the EAR Group to enter into such transactions with the relevant Interested Persons to take advantage of such competition in terms of pricing, products and services.

2.1.2 Owing to the time-sensitive nature of commercial transactions, the Directors of the Company (the "**Directors**") are seeking approval from the shareholders of the Company (the "**Shareholders**") for this proposed IPT Mandate pursuant to Chapter 9 to enable:

(a) SATS;

(b) subsidiaries of SATS (excluding subsidiaries listed on the SGX-ST or an approved exchange); and

(c) associated companies of SATS (excluding associated companies listed on the SGX-ST or an approved exchange) over which the SATS Group, or the SATS Group and interested person(s) of SATS has or have control,

(together, the "**EAR Group**"), or any of them, in the normal course of their business, to enter into the categories of interested person transactions ("**Interested Person Transactions**") described in paragraph 2.4 below with the specified classes of SATS' interested persons (the "**Interested Persons**") set out in paragraph 2.3.1 below, provided that such transactions are made on the EAR Group's normal commercial terms.

2.1.3 The IPT Mandate will take effect from the date of the passing of the ordinary resolution relating thereto, to be proposed at the Extraordinary General Meeting of the Company to be held on 25 July 2006, and will (unless revoked or varied in general meeting) continue in force until the next Annual General Meeting ("**AGM**") of the Company. Thereafter, approval from Shareholders for a renewal of the IPT Mandate will be sought at each subsequent AGM of the Company, subject to the satisfactory review by the Audit and Risk Management Committee of the Company (the "**Audit and Risk Management Committee**") of its continued application to the transactions with Interested Persons.

2.2 Scope of the IPT Mandate

2.2.1 Singapore Airlines Limited ("**SIA**") and its subsidiaries provide a whole range of services to the EAR Group including financial support, technical and information technology services, insurance services, central purchasing, internal audit and other support services, whilst the EAR Group provides, *inter alia,* air freight and ground handling services, inflight meal and food catering services, laundry and linen services and security services to SIA, SilkAir (Singapore) Private Limited and Singapore Airlines Cargo Pte Ltd. The EAR Group also provides certain security and other services to SIA Engineering Company Limited.

2.2.2 The IPT Mandate will not cover any transaction by a company in the EAR Group with an Interested Person that is below S$100,000 in value as the threshold and aggregation requirements of Chapter 9 would not apply to such transactions.

2.3 Classes of Interested Persons

2.3.1 The IPT Mandate will apply to the Interested Person Transactions (as described in paragraph 2.4 below) which are carried out with Temasek Holdings (Private) Limited and its associates (which include SIA and its associates).

2.3.2 Transactions with Interested Persons which do not fall within the ambit of the IPT Mandate shall be subject to the relevant provisions of the Listing Manual. The IPT Mandate does not apply to Interested Person Transactions with the Chief Executive Officer of the Company (the "**CEO**"), the Directors, and their respective associates, for which separate Shareholders' approval will be obtained if it becomes necessary to do so.

2.4 Interested Person Transactions

The Interested Person Transactions which will be covered by the IPT Mandate and the benefits to be derived from them are the general transactions by the EAR Group relating to the provision to, or the obtaining from or through, Interested Persons, or the joint transacting with Interested Persons for, products and services in the normal course of business of the EAR Group (but not in respect of the purchase or sale of assets, undertakings or businesses), including:

(a) air freight, logistics and other cargo-related services, and passenger, baggage and other ground handling services, food supply, inflight meal and food catering services, food testing services, laundry and linen services and security services;

(b) provision of central purchasing, financial and treasury support (including borrowing of funds from, and placement of funds with, Interested Persons, entry into forex, swap and option transactions with or through Interested Persons for hedging purposes, subscription of debt securities issued by Interested Persons, and provision of fund management services), tax, internal audit, staff training and centrally organised activities and meetings for staff and management, staff transportation and other personnel-related or staff welfare-related services, provision of management and corporate support, staff pooling, technical support, central reservations and other telecommunications systems and support, and other related services;

(c) provision of technical and information technology services, including the acquisition and leasing of computer equipment, provision of computer maintenance services and systems, development, licensing and acquisition of computer software programmes, and other information technology-related equipment, goods and services;

(d) rental and licensing of space, both as lessor/lessee and licensor/licensee, provision of building maintenance services, property management services, and the development of property for investment purposes;

(e) the obtaining of insurances and the underwriting of risks;

(f) the obtaining of electricity and other power sources and utilities; and

(g) any other transaction relating to the provision of or obtaining from or through, Interested Persons, or the joint transacting with Interested Persons for, products and services related to the EAR Group's principal and ancillary activities in the normal course of its business and on normal commercial terms.

2.5 Review Procedures for Interested Person Transactions subject to the IPT Mandate (the "Mandated Interested Person Transactions")

2.5.1 The EAR Group has established the following procedures to ensure that Mandated Interested Person Transactions are undertaken on the EAR Group's normal commercial terms:–

(a) *Review Procedures*

There are procedures established by the EAR Group to ensure that Mandated Interested Person Transactions are undertaken on the EAR Group's normal commercial terms, consistent with the EAR Group's usual business practices and policies, which are generally no more favourable to the Interested Persons than those extended to unrelated third parties.

In particular, the following review procedures have been put in place.

(i) *Provision of Services or the Sale of Products*

The review procedures are:

(aa) all contracts entered into or transactions with Interested Persons are to be carried out at the prevailing market rates or prices of the service or product providers, on terms which are generally no more favourable to the Interested Persons than the usual commercial terms that would be extended to unrelated third parties (including, where applicable, preferential rates/prices/discounts accorded for bulk or high volume purchases) or otherwise in accordance with applicable industry norms; and

(bb) where the prevailing market rates or prices are not available due to the nature of service to be provided or the product to be sold, the EAR Group's pricing for such services to be provided or products to be sold to Interested Persons is determined in accordance with the EAR Group's usual business practices and pricing policies, consistent with the key terms to be obtained by the EAR Group for the same or substantially similar type of contract or transaction with unrelated third parties, taking into consideration factors including but not limited to, quantity, volume, consumption, customer requirements, specifications, duration of contract, strategic purposes of the transaction or the limited resources available to the EAR Group.

(ii) *Obtaining of Services or the Purchasing of Products*

All purchases made by the EAR Group, including purchases from Interested Persons are governed by internal control procedures which detail matters such as the constitution of internal approving authorities, their monetary jurisdictions, the number of vendors from whom bids are to be obtained and the review procedures. The guiding principle is to objectively obtain the best goods and/or services on the best terms. Tender exercises are generally conducted for most of our purchases except in the case of transactions of value below certain thresholds specified in the internal control procedures. Where it is not possible, practicable or appropriate for a tender to be called (for example, where the service is required urgently or where conducting an effective tender would require disclosure of confidential price-sensitive information), an authorised senior management staff within the EAR Group will determine whether the price and terms offered by the Interested Person are on normal commercial terms.

In the case where a tender exercise is conducted, the invitation for bids will generally include a specimen contract to preclude negotiations by the vendor on the terms of supply after the successful vendor is selected by the tenders committee. There will be written contractual terms of supply applicable to each tender. The tender review procedures require:

(aa) (in the case of the SATS Group) an open tender for bids to be called if there are more than 6 known vendors for the contract or item unless this requirement is waived by the tenders committee in exceptional circumstances, in which case a closed tender will be called; if there are 6 or fewer known vendors, a closed tender for bids will be called inviting all the known vendors to bid; and

(bb) (in the case of the associated company of the Company forming part of the EAR Group) an open tender for bids to be called if the value of the contract exceeds a specified amount; if it does not exceed such amount, a closed tender for bids will be called inviting all known vendors to bid.

For the purpose of this provision, the expression **"known vendors"** refers to vendors known to the relevant purchaser of services or products within the EAR Group or the relevant purchasing authority, which the tenders committee considers to have the requisite qualification for the contract. Bids which are received, regardless of whether they are from Interested Persons or not will be subject to the same evaluation criteria based on price, product quality, delivery schedules, specification compliance, track record, experience and expertise. Preferential rates, rebates or discounts accorded for bulk purchases are also taken into account.

(iii) *Treasury Transactions*

(aa) Placements

In relation to the placement with any Interested Person by the EAR Group of its funds, the Company will require that quotations be obtained from such Interested Person and at least two other potential counterparties for rates of deposits with such counterparties of an equivalent amount, and for the equivalent period, of the funds to be placed by the EAR Group. The EAR Group will only place its funds with such Interested Person, provided that the terms quoted are generally no less favourable than the terms quoted by such counterparties for equivalent amounts, taking into account all relevant factors.

(bb) Borrowings

In relation to the borrowing of funds from any Interested Person by the EAR Group, the Company will require that quotations be obtained from such Interested Person and at least two other potential counterparties for rates for loans from such counterparties of an equivalent amount, and for the equivalent period, of the funds to be borrowed by the EAR Group. The EAR Group will only borrow funds from such Interested Person if the Interested Person offers the best rates and terms and best meets the EAR Group's requirements, taking into account all relevant factors.

(cc) Debt Securities and Preference Shares

In relation to the subscription of debt securities or preference shares issued by, or the purchase of debt securities or preference shares from, Interested Persons, the EAR Group will only subscribe for or purchase such debt securities or preference shares after assessment of the credit risk of such Interested Persons, provided that the price(s) at which the EAR Group subscribes for or purchases such debt securities or preference shares is not higher than the price(s) at which such debt securities or preference shares are subscribed for or purchased by unrelated third parties.

In relation to the issue or sale to Interested Persons of debt securities or preference shares, the EAR Group will issue or sell such debt securities or preference shares to Interested Persons provided that the price(s) at which the EAR Group issues or sells such debt securities or preference shares is not lower than the price(s) at which such debt securities or preference shares are issued or sold to unrelated third parties. The EAR Group will also comply with all applicable laws and regulations in connection with the issue or sale of such debt securities or preference shares to Interested Persons.

(dd) Forex, Swaps, Options

In relation to forex, swaps and options transactions with any Interested Person by the EAR Group, the Company will require that rate quotations be obtained from such Interested Person and at least two other potential counterparties. The EAR Group will only enter into such forex, swaps or options transactions with such Interested Person if the Interested Person offers the best rates and terms and best meets the EAR Group's requirements, taking into account all relevant factors.

For the purposes of this sub-paragraph (iii), references to "**counterparties**" include, but are not limited to, banks, financial institutions or other corporates, which are not Interested Persons.

(b) *Threshold Limits*

In addition to the review procedures, the following review and approval procedures will be implemented to supplement existing internal control procedures for general transactions:

(i) Interested Person Transactions equal to or exceeding S$100,000 but less than S$3 million in value will be reviewed and approved by (aa) a senior member of the Company's management designated for such purpose by the CEO, (bb) the CEO or (cc) the Audit and Risk Management Committee;

(ii) Interested Person Transactions equal to or exceeding S$3 million but less than S$30 million in value will be reviewed and approved by (aa) the CEO or (bb) the Audit and Risk Management Committee;

(iii) Interested Person Transactions equal to or exceeding S$30 million in value will be reviewed and approved by the Board of Directors of the Company (the "**Board**") and the Audit and Risk Management Committee;

(iv) where the aggregate value of all Interested Person Transactions (including the latest Interested Person Transaction) entered into with the same Interested Person in the current financial year is equal to or exceeds S$3 million but below S$30 million in value, the latest and all future Interested Person Transactions equal to or above S$100,000 but below S$30 million in value will be reviewed and approved by (aa) the CEO or (bb) the Audit and Risk Management Committee; and

(v) where the aggregate value of all Interested Person Transactions (including the latest Interested Person Transaction) entered into with the same Interested Person in the current financial year is equal to or exceeds S$30 million in value, the latest and all future Interested Person Transactions equal to or above S$100,000 in value will be reviewed and approved by the Board and the Audit and Risk Management Committee.

References to the "**same Interested Person**" shall bear the meaning set out in Clause 908 of the Listing Manual.

Individual transactions of a value less than S$100,000 do not require review and approval and will not be taken into account in the aggregation referred to in sub-paragraphs (iv) and (v) above. Interested Person Transactions entered into with the same Interested Person in previous financial years will not be taken into account in the aggregation of transactions for the purpose of the IPT Mandate under sub-paragraphs (iv) and (v) above.

2.5.2 A register will be maintained by the Company to record all Interested Person Transactions which are entered into pursuant to the IPT Mandate. The internal audit plan will incorporate an audit of Interested Person Transactions entered into pursuant to the IPT Mandate to ensure that the relevant approvals have been obtained and the review procedures in respect of such transactions are adhered to.

2.5.3 The Board and the Audit and Risk Management Committee shall review the internal audit reports to ascertain that the guidelines and procedures to monitor Interested Person Transactions have been complied with.

2.5.4 The Board and the Audit and Risk Management Committee shall have overall responsibility for the determination of the review procedures (including the interpretation and implementation thereof) with the authority to sub-delegate to individuals or committees within the Company as they deem appropriate. If a member of the Board or the Audit and Risk Management Committee has an interest in the transaction to be reviewed by the Board or the Audit and Risk Management Committee, as the case may be, he will abstain from any decision-making by the Board or the Audit and Risk Management Committee in respect of that transaction.

2.6 Benefit to Shareholders

2.6.1 The IPT Mandate and its subsequent renewal on an annual basis would eliminate the need to convene separate general meetings from time to time to seek Shareholders' approval as and when potential Interested Person Transactions with a specific class of Interested Persons arise, thereby reducing substantially administrative time and expenses in convening such meetings, without compromising the corporate objectives or adversely affecting the business opportunities available to the Company.

2.6.2 The IPT Mandate is intended to facilitate transactions in the normal course of business of the EAR Group which are transacted from time to time with the specified classes of Interested Persons, provided that they are carried out on the normal commercial terms of the relevant company in the EAR Group and are not prejudicial to the Shareholders.

2.6.3 Pursuant to Rules 907 and 920(1) of the Listing Manual, the Company will:

(a) announce the aggregate value (as determined by the Board) of transactions entered into with Interested Persons pursuant to the IPT Mandate, for the quarterly financial periods which it is required to report on pursuant to the Listing Manual, and within the time required for the announcement of such report; and

(b) disclose the IPT Mandate in the annual report of SATS, giving details of the aggregate value of Interested Person Transactions entered into pursuant to the IPT Mandate during the current financial year, and in the annual reports for the subsequent financial years during which a shareholders' mandate for interested person transactions is in force or as otherwise required by the provisions of the Listing Manual.

The name of the Interested Person and the corresponding aggregate value of the Interested Person Transactions entered into with the same Interested Person will be presented in the following format:

Name of interested person	Aggregate value of all interested person transactions during the financial year under review (excluding transactions less than S$100,000 and transactions pursuant to the IPT Mandate (or a shareholders' mandate for interested person transactions under Rule 920 of the Listing Manual))	Aggregate value of all interested person transactions under the IPT Mandate (or a shareholders' mandate for interested person transactions under Rule 920 of the Listing Manual) during the financial year under review (excluding transactions less than S$100,000)

2.7 Audit and Risk Management Committee's Statements

2.7.1 The Audit and Risk Management Committee has reviewed the terms of the IPT Mandate, as proposed to be amended and renewed, and is satisfied that the methods and procedures for determining the transaction prices as set out in the IPT Mandate are sufficient to ensure that Interested Person Transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and its minority Shareholders.

2.7.2 The Audit and Risk Management Committee will, in conjunction with its review of the internal audit reports and relevant Interested Person Transactions, as the case may be, also review the established guidelines and procedures to ascertain that they have been complied with. Further, if during these periodic reviews by the Audit and Risk Management Committee, the Audit and Risk Management Committee is of the view that the methods and procedures as stated above are not sufficient to ensure that these Interested Person Transactions will be on the normal commercial terms and will not be prejudicial to the interests of the Company and its minority Shareholders, the Company will revert to Shareholders for a fresh mandate based on new methods and procedures for transactions with Interested Persons.

THE PROPOSED ALTERATIONS TO THE ARTICLES OF ASSOCIATION

The alterations which are proposed to be made to the Articles are set out below. For ease of reference and where appropriate, the full text of the Articles proposed to be altered has also been reproduced and the principal alterations underlined.

1. EXISTING ARTICLE 2

2. In these Articles:– *Definitions*

"the Act"	*means the Companies Act (Cap. 50) or any statutory modification thereof for the time being in force;*
"Articles"	*means these Articles of Association as amended from time to time;*
"CDP"	*means the Central Depository (Pte) Limited and where the context requires, shall include any person specified by it in a notice given to the Company, as its nominee;*
"Deposited Securities"	*means shares standing to the credit of the Securities Account of a Depositor at the relevant time;*
"Depositor"	*means a holder of a Securities Account maintained with CDP or a person who is a Depository Agent;*
"Depository Agent"	*means an entity registered as a Depository Agent with CDP for the purpose of maintaining securities sub-accounts for its own account and for the accounts of others;*
"Directors" or "the Board"	*means the Directors for the time being of the Company as a body or a quorum of the Directors present at a meeting of the Directors;*
"dividend"	*includes bonus;*
"market day"	*means a day on which the Stock Exchange is open for securities trading transactions;*
"member"	*means a member of the Company;*
"month"	*means a calendar month;*
"office"	*means the Registered Office of the Company;*
"seal"	*means the common seal of the Company;*
"Securities Account"	*means the securities account or sub-account maintained by a Depositor with CDP;*

"Secretary"	*means any person appointed to perform the duties of a secretary of the Company;*
"Statutes"	*means the Act and every other Act being in force concerning companies and affecting the Company;*
"Stock Exchange"	*means the Singapore Exchange Securities Trading Limited;*
"$"	*refers to the lawful currency of Singapore;*

the expression "Depository Register" shall have the meaning ascribed to it under section 130A of the Act;

the expression "Register of Members" refers to the register maintained under section 190 of the Act;

References in these presents to "shareholders" or "holders" of shares or a class of shares shall:–

(a) exclude the CDP except where otherwise expressly provided in these presents or where the term "registered holders" or "registered holder" is used in these presents; and

(b) where the context so requires, be deemed to include references to Depositors whose names are entered in the Depository Register in respect of those shares;

and "holding" and "held" shall be construed accordingly;

expressions referring to writing shall, unless the contrary intention appears, be construed as including references to printing, lithography, photography and other modes of representing or reproducing words in a visible form;

words or expressions contained in these Articles shall be interpreted in accordance with the provisions of the Interpretation Act and of the Act;

any reference to a statutory provision shall include such provision and any subsidiary legislation made in pursuance thereof as from time to time modified or re-enacted and any past statutory provision or subsidiary legislation (as from time to time modified or re-enacted) which such provision or subsidiary legislation has directly or indirectly replaced;

words denoting the singular number only shall include the plural number and vice versa;

words denoting the masculine gender only shall include the feminine and neuter genders; words denoting persons shall include corporations and other bodies of persons; and

the marginal notes in these Articles are inserted for convenience and reference only and are in no way designed to limit or circumscribe the scope of these Articles.

Proposed Alterations to Existing Article 2

By deleting Article 2 in its entirety and substituting therefor the following:

2. In these Articles:– Definitions

"the Act"	means the Companies Act (Cap. 50) or any statutory modification thereof for the time being in force;
"Articles"	means these Articles of Association as amended from time to time;
"CDP"	means the Central Depository (Pte) Limited and where the context requires, shall include any person specified by it in a notice given to the Company, as its nominee;
"Deposited Securities"	means shares standing to the credit of the Securities Account of a Depositor at the relevant time;
"Depositor"	means a holder of a Securities Account maintained with CDP or a person who is a Depository Agent;
"Depository Agent"	means an entity registered as a Depository Agent with CDP for the purpose of maintaining securities sub-accounts for its own account and for the accounts of others;
"Directors" or "the Board"	means the Directors for the time being of the Company as a body or a quorum of the Directors present at a meeting of the Directors;
"dividend"	includes bonus;
"market day"	means a day on which the Stock Exchange is open for securities trading transactions;
"member"	means a member of the Company <u>and shall exclude the Company where it is a member by reason of shares held by it as treasury shares</u>;
"month"	means a calendar month;
"office"	means the Registered Office of the Company;
"seal"	means the common seal of the Company;
"Securities Account"	means the securities account or sub-account maintained by a Depositor with CDP;
"Secretary"	means any person appointed to perform the duties of a secretary of the Company;

"Statutes"	means the Act and every other Act being in force concerning companies and affecting the Company;
"Stock Exchange"	means the Singapore Exchange Securities Trading Limited;
"$"	refers to the lawful currency of Singapore;

the expression "Depository Register" and "treasury shares" shall have the meaning ascribed to ~~it~~ them respectively under section 130A and section 4 of the Act;

the expression "Register of Members" refers to the register maintained under section 190 of the Act;

~~R~~references in these ~~presents~~ Articles to "shareholders" or "holders" of shares or a class of shares shall:–

(a) exclude the CDP except where otherwise expressly provided in these ~~presents~~ Articles or where the term "registered holders" or "registered holder" is used in these ~~presents~~ Articles; ~~and~~

(b) where the context so requires, be deemed to include references to Depositors whose names are entered in the Depository Register in respect of those shares; and

(c) except where otherwise expressly provided in these Articles, exclude the Company in relation to shares held by it as treasury shares,

and "holding" and "held" shall be construed accordingly;

expressions referring to writing shall, unless the contrary intention appears, be construed as including references to printing, lithography, photography and other modes of representing or reproducing words in a visible form;

words or expressions contained in these Articles shall be interpreted in accordance with the provisions of the Interpretation Act and of the Act;

any reference to a statutory provision shall include such provision and any subsidiary legislation made in pursuance thereof as from time to time modified or re-enacted and any past statutory provision or subsidiary legislation (as from time to time modified or re-enacted) which such provision or subsidiary legislation has directly or indirectly replaced;

words denoting the singular number only shall include the plural number and vice versa;

words denoting the masculine gender only shall include the feminine and neuter genders; words denoting persons shall include corporations and other bodies of persons; and

the headnotes and marginal notes in these Articles are inserted for convenience and reference only and are in no way designed to limit or circumscribe the scope of these Articles.

2. EXISTING ARTICLE 4

4. Subject to the prior approval of the Company in general meeting, shares in the Company may be issued by the Directors. Without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares but subject to the Act, any such shares may be issued with such preferred, deferred, or other special rights or such restrictions, whether in regard to dividend, voting, return of capital, or otherwise, as the Directors, subject to any ordinary resolution of the Company may determine; *Issue of shares*

Provided always that:

(a) no shares shall be issued at a discount, except in accordance with the Act;

(b) unless with the prior approval of the Directors or except as permitted below, no ordinary shares shall be issued or transferred to any person or related group of persons if, in the opinion of the Directors, such person or related group of persons would, by reason of such issue or transfer have an interest directly or indirectly in more than 5 per cent. of the ordinary shares issued by the Company for the time being;

(c) no shares shall be issued to transfer a controlling interest in the Company without the prior approval of the Company in general meeting; and

(d) the total nominal value of issued preference shares shall not exceed the total nominal value of the issued ordinary shares at any time.

(e) the rights attaching to shares of a class other than ordinary shares shall be expressed in the resolution creating the same.

Notwithstanding any other provision of these presents, Temasek Holdings (Private) Limited, Singapore Airlines Limited and/or such other person or persons approved by the Directors shall be entitled to have an interest in more than 5 per cent. of the issued ordinary share capital of the Company on such terms and conditions as the Directors may think fit.

Proposed Alterations to Existing Article 4

By deleting Article 4 in its entirety and substituting therefor the following:

4. Subject to the prior approval of the Company in general meeting, shares in the Company may be issued by the Directors. Without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares but subject to the Act, any such shares may be issued with such preferred, deferred, or other special rights or such restrictions, whether in regard to dividend, voting, return of capital, or otherwise, as the Directors, subject to any ordinary resolution of the Company may determine; Issue of shares

Provided always that:

~~(a) no shares shall be issued at a discount, except in accordance with the Act;~~

~~(b)~~(a) unless with the prior approval of the Directors or except as permitted below, no ordinary shares shall be issued or transferred to any person or related group of persons if, in the opinion of the Directors, such person or related group of persons would, by reason of such issue or transfer have an interest directly or indirectly in more than 5 per cent. of the ordinary shares issued by the Company for the time being;

~~(c)~~(b) no shares shall be issued to transfer a controlling interest in the Company without the prior approval of the Company in general meeting;~~ and~~

(c) (subject to any direction to the contrary that may be given by the Company in general meeting) any issue of shares for cash to members holding shares of any class shall be offered to such members in proportion as nearly as may be to the number of shares of such class then held by them and the provisions of the second sentence of Article 52(1) with such adaptations as are necessary shall apply;

(d) any other issue of shares, the aggregate of which would exceed the limits referred to in Article 52(2), shall be subject to the approval of the Company in general meeting;

~~(d)~~(e) ~~the total nominal value of issued preference shares shall not exceed the total nominal value of the issued ordinary shares at any time.~~ preference shares may be issued subject to such limitation thereof as may be prescribed by any stock exchange upon which shares in the Company may be listed; and

~~(e)~~(f) the rights attaching to shares of a class other than ordinary shares shall be expressed in the resolution creating the same.

Notwithstanding any other provision of these ~~presents~~ Articles, Temasek Holdings (Private) Limited, Singapore Airlines Limited and/or such other person or persons approved by the Directors shall be entitled to have an interest in more than 5 per cent. of the issued ordinary ~~share capital~~ shares of the Company on such terms and conditions as the Directors may think fit.

3. NEW HEADNOTE "TREASURY SHARES" AND NEW ARTICLE 8A

New headnote "TREASURY SHARES" and new Article 8A shall be inserted immediately after Article 8 as follows:

TREASURY SHARES

8A. The Company shall not exercise any right in respect of treasury shares other than as provided by the Act. Subject thereto, the Company may hold or deal with its treasury shares in the manner authorised by, or prescribed pursuant to, the Act. Treasury shares

4. EXISTING ARTICLE 9

Share buy-backs

9. *Subject to and in accordance with the provisions of the Act, the Company may purchase or may acquire shares issued by it on such terms as the Company may from time to time think fit. If required by the Act, all shares so purchased or acquired by the Company shall be immediately cancelled. On cancellation of any share as aforesaid, the rights and privileges attached to that share shall expire. In any other instance, the Company may deal with any such share which is so purchased or acquired by it in such manner as may be permitted by, and in accordance with the Act.*

Proposed Alterations to Existing Article 9

By deleting Article 9 in its entirety and substituting therefor the following:

Share buy-backs

9. Subject to and in accordance with the provisions of the Act, the Company may purchase or may acquire shares issued by it on such terms as the Company may from time to time think fit. If required by the Act, all shares so purchased or acquired by the Company shall, unless held in treasury in accordance with the Act, be deemed to be immediately cancelled on purchase or acquisition by the Company. On cancellation of any share as aforesaid, the rights and privileges attached to that share shall expire. In any other instance, the Company may deal with any such share which is so purchased or acquired by it in such manner as may be permitted by, and in accordance with the Act.

5. EXISTING ARTICLE 11

Power to pay commission and brokerage

11. *The Company may exercise the powers of paying commissions conferred by the Act, provided that the rate per cent or the amount of the commission paid or agreed to be paid shall be disclosed in the manner required by the Act and the commission shall not exceed the rate of 10 per cent of the price at which the shares in respect whereof the same is paid are issued or an amount equal to 10 per cent of that price (as the case may be). Such commission may be satisfied by the payment of cash or the allotment of fully or partly paid shares or partly in one way and partly in the other. The Company may also on any issue of shares pay such brokerage as may be lawful.*

Proposed Alterations to Existing Article 11

By deleting Article 11 in its entirety and substituting therefor the following:

Power to pay commission and brokerage

11. The Company may ~~exercise the powers of paying~~ pay commissions or brokerage on any issue of shares at such rate or amount and in such manner as the Directors may deem fit. ~~conferred by the Act, provided that the rate per cent or the amount of the commission paid or agreed to be paid shall be disclosed in the manner required by the Act and the commission shall not exceed the rate of 10 per cent of the price at which the shares in respect whereof the same is paid are issued or an amount equal to 10 per cent of that price (as the case may be).~~ Such commission or brokerage may be satisfied by the payment of cash or the allotment of fully or partly paid shares or partly in one way and partly in the other. ~~The Company may also on any issue of shares pay such brokerage as may be lawful.~~

6. EXISTING ARTICLE 14

Form of share certificate

14. Every certificate of title to shares shall be issued under the seal in such form as the Directors shall from time to time prescribe, shall bear the autographic or facsimile signatures of either two Directors or one Director and the Secretary or some other person appointed by the Directors and shall specify the number and class of shares to which it relates and the amounts paid thereon. Every certificate of title to debentures shall bear the autographic or facsimile signature of a Director. The facsimile signatures may be reproduced by mechanical, electronic or other method approved by the Directors.

Proposed Alterations to Existing Article 14

By deleting Article 14 in its entirety and substituting therefor the following:

Form of share certificate

14. Every certificate of title to shares shall be issued under the seal in such form as the Directors shall from time to time prescribe, shall bear the autographic or facsimile signatures of either two Directors or one Director and the Secretary or some other person appointed by the Directors and shall specify the number and class of shares to which it relates and the amounts paid and amounts (if any) unpaid thereon. Every certificate of title to debentures shall bear the autographic or facsimile signature of a Director. The facsimile signatures may be reproduced by mechanical, electronic or other method approved by the Directors.

7. EXISTING ARTICLE 21

Calls on shares

21. The Directors may from time to time make calls upon the members in respect of any money unpaid on their shares (whether on account of the nominal value of the shares or by way of premium) and not by conditions of allotment thereof made payable at fixed times, provided that no call shall exceed one fourth of the nominal value of the share or be payable at less than one month from the date fixed for the payment of the last preceding call, and each member shall (subject to receiving at least 14 days' notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. A call may be revoked or postponed as the Directors may determine.

Proposed Alterations to Existing Article 21

By deleting Article 21 in its entirety and substituting therefor the following:

Calls on shares

21. The Directors may from time to time make calls upon the members in respect of any money unpaid on their shares ~~(whether on account of the nominal value of the shares or by way of premium)~~ and not by conditions of allotment thereof made payable at fixed times, provided that no call shall ~~exceed one fourth of the nominal value of the share or~~ be payable at less than one month from the date fixed for the payment of the last preceding call, and each member shall (subject to receiving at least 14 days' notice specifying the time or times and place of payment) pay to the Company at the time or times and place so specified the amount called on his shares. A call may be revoked or postponed as the Directors may determine.

8. EXISTING ARTICLE 24

24. Any sum which by the terms of issue of a share becomes payable on allotment or at any fixed date, whether on account of the nominal value of the share or by way of premium, shall for the purposes of these Articles be deemed to be a call duly made and payable on the date on which by the terms of issue the same becomes payable, and in case of non-payment all the relevant provisions of these Articles as to payment of interest and expenses, forfeiture, or otherwise shall apply as if the sum had become payable by virtue of a call duly made and notified. *Sum due on allotment*

Proposed Alterations to Existing Article 24

By deleting Article 24 in its entirety and substituting therefor the following:

24. Any sum which by the terms of issue of a share becomes payable on allotment or at any fixed date~~, whether on account of the nominal value of the share or by way of premium,~~ shall for the purposes of these Articles be deemed to be a call duly made and payable on the date on which by the terms of issue the same becomes payable, and in case of non-payment all the relevant provisions of these Articles as to payment of interest and expenses, forfeiture, or otherwise shall apply as if the sum had become payable by virtue of a call duly made and notified. Sum due on allotment

9. EXISTING ARTICLE 32

32. The Directors may decline to accept any instrument of transfer unless:– *Instruments of transfer*

(a) such fee not exceeding $2.00 as the Directors may from time to time determine is paid to the Company in respect thereof;

(b) the instrument of transfer is duly stamped in accordance with any law for the time being in force relating to stamp duty;

(c) the instrument of transfer is deposited at the office or at such other place (if any) as the Directors may appoint accompanied by the certificates of the shares to which it relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer and, if the instrument of transfer is executed by some other person on his behalf, the authority of the person so to do;

(d) such fee not exceeding $1.00 as the Directors may from time to time determine is paid to the Company in respect of the registration of any probate, letters of administration, certificate of marriage or death, power of attorney or any document relating to or affecting the title to the shares; and

(e) the instrument of transfer has a declaration attached to it duly made by or on behalf of the transferee stating:–

(i) whether such transfer when registered would result in any person or related group of persons having an interest directly or indirectly in more than 5 per cent. of the issued share capital of the Company; and

(ii) (where the transferee is a nominee) such particulars of interest in the shares comprised in such instrument of transfer as would otherwise have to be given under sub-paragraph (i).

(f) (i) The Directors may:

(aa) if a declaration accompanying an instrument of transfer of shares contains any statement which is false in any material particular; or

(bb) if any person or related group of persons (the "relevant person") have, in the opinion of the Directors, an interest directly or indirectly in more than 5 per cent. of the ordinary shares issued by the Company ("surplus shares") for the time being without the approval of the Directors, or if any approval given by the Directors is subsequently revoked,

at any time serve a notice in writing on the member or the relevant person requiring the member of the relevant person to transfer the shares referred to in the instrument of transfer or the surplus shares ("Affected Shares"), as the case may be, or any part thereof.

(ii) If within 21 days after the giving of the notice referred to in the preceding sub-paragraph (or such shorter or longer period as in all the circumstances the Directors shall consider reasonable and shall specify in the notice of such extended time as in all the circumstances the Directors shall consider reasonable) such notice is not complied with to the satisfaction of the Directors, the Directors may arrange for the Company to sell the Affected Shares or any part thereof at the best price reasonably obtainable. For this purpose the Directors may authorise in writing any officer or employee of the Company to execute on behalf of the member or the relevant person a transfer or transfers of any of the Affected Shares to any purchaser or purchasers and may issue new share certificates to the purchaser or purchasers.

(iii) The net proceeds of the sale of the Affected Shares shall be received by the Company whose receipt shall be a good discharge for the purchase money and shall be paid over by the Company to the former member or the relevant person upon surrender of the certificates for the Affected Shares but such proceeds shall under no circumstances carry interest against the Company.

(g) The provision of Article 32(f) shall apply to the transfer of Deposited Securities, except that:–

(i) the reference to a declaration accompanying an instrument of transfer shall refer to the declaration of status made by Depositor to CDP;

(ii) the reference to "member" shall be read as a reference to the Depositor;

(iii) for the purpose of the Article 32(f) "Affected Shares" shall mean the Deposited Securities standing to the credit of the Securities Account of the Depositor at the relevant time;

(iv) any notice required under Article 32(f) to be served by the Directors may be served by CDP; and

(v) subject to the consent of CDP, the net proceeds of the sale of the Affected Shares may be received by CDP, and the Directors shall not require the surrender of the certificates for the Affected Shares.

Proposed Alterations to Existing Article 32

By deleting Article 32 in its entirety and substituting therefor the following:

Instruments of transfer

32. (1) The Directors may decline to accept any instrument of transfer unless:–

(a) such fee not exceeding $2.00 as the Directors may from time to time determine is paid to the Company in respect thereof;

(b) ~~the instrument of transfer is duly stamped in accordance with any law for the time being in force relating to stamp duty~~ the amount of proper duty (if any) with which each instrument of transfer is chargeable under any law for the time being in force relating to stamps is paid;

(c) the instrument of transfer is deposited at the office or at such other place (if any) as the Directors may appoint accompanied by a certificate of payment of stamp duty (if any), the certificates of the shares to which ~~it~~ the transfer relates and such other evidence as the Directors may reasonably require to show the right of the transferor to make the transfer and, if the instrument of transfer is executed by some other person on his behalf, the authority of the person so to do;

(d) such fee not exceeding $1.00 as the Directors may from time to time determine is paid to the Company in respect of the registration of any probate, letters of administration, certificate of marriage or death, power of attorney or any document relating to or affecting the title to the shares; and

(e) the instrument of transfer has a declaration attached to it duly made by or on behalf of the transferee stating:–

(i) whether such transfer when registered would result in any person or related group of persons having an interest directly or indirectly in more than 5 per cent. of the issued ~~share capital~~ ordinary shares of the Company; and

(ii) (where the transferee is a nominee) such particulars of interest in the shares comprised in such instrument of transfer as would otherwise have to be given under sub-paragraph (i).

~~(f)~~ ~~(i)~~

(2) (a) The Directors may:

~~(aa)~~(i) if a declaration accompanying an instrument of transfer of shares contains any statement which is false in any material particular; or

~~(bb)~~(ii) if any person or related group of persons (the "relevant person") have, in the opinion of the Directors, an interest directly or indirectly in more than 5 per cent. of the ordinary shares issued by the Company ("surplus shares") for the time being without the approval of the Directors, or if any approval given by the Directors is subsequently revoked,

at any time serve a notice in writing on the member or the relevant person requiring the member ~~of~~ or the relevant person to transfer the shares referred to in the instrument of transfer or the surplus shares ("Affected Shares"), as the case may be, or any part thereof.

~~(ii)~~(b) If within 21 days after the giving of the notice referred to in the preceding sub-paragraph (or such shorter or longer period as in all the circumstances the Directors shall consider reasonable and shall specify in the notice of such extended time as in all the circumstances the Directors shall consider reasonable) such notice is not complied with to the satisfaction of the Directors, the Directors may arrange for the Company to sell the Affected Shares or any part thereof at the best price reasonably obtainable. For this purpose the Directors may authorise in writing any officer or employee of the Company to execute on behalf of the member or the relevant person a transfer or transfers of any of the Affected Shares to any purchaser or purchasers and may issue new share certificates to the purchaser or purchasers.

~~(iii)~~(c) The net proceeds of the sale of the Affected Shares shall be received by the Company whose receipt shall be a good discharge for the purchase money and shall be paid over by the Company to the former member or the relevant person upon surrender of the certificates for the Affected Shares but such proceeds shall under no circumstances carry interest against the Company.

~~(g)~~(3) The provisions of Article ~~32(f)~~-32(2) shall apply to the transfer of Deposited Securities, except that:–

~~(i)~~(a) the reference to a declaration accompanying an instrument of transfer shall refer to the declaration of status made by the Depositor to CDP;

~~(ii)~~(b) the reference to "member" shall be read as a reference to the Depositor;

~~(iii)~~(c) for the purpose of ~~the~~ Article ~~32(f)~~ 32(2) "Affected Shares" shall mean the Deposited Securities standing to the credit of the Securities Account of the Depositor at the relevant time;

~~(iv)~~(d) any notice required under Article ~~32(f)~~ 32(2) to be served by the Directors may be served by CDP; and

~~(v)~~(e) subject to the consent of CDP, the net proceeds of the sale of the Affected Shares may be received by CDP, and the Directors shall not require the surrender of the certificates for the Affected Shares.

10. EXISTING ARTICLE 33(a)

33(a) The Directors may refuse to register the transfer of any share if in their opinion: *Directors' right to refuse transfer of shares*

(i) except as permitted under Article 4, such transfer when registered would result in any person or related group of persons having an interest directly or indirectly in more than 5 per cent. of the issued ordinary share capital of the Company; or

(ii) such transfer is made to an individual who, or to a corporation or to any other legal entity which, will hold the shares as a nominee.

In this presents, the words "related group of persons" shall include such relationship as the Directors, in their opinion may determine from time to time.

Proposed Alterations to Existing Article 33(a)

By deleting Article 33(a) in its entirety and substituting therefor the following:

33(a) The Directors may refuse to register the transfer of any share if in their opinion: Directors' right to refuse transfer of shares

(i) except as permitted under Article 4, such transfer when registered would result in any person or related group of persons having an interest directly or indirectly in more than 5 per cent. of the issued ordinary shares ~~share capital~~ of the Company; or

(ii) such transfer is made to an individual who, or to a corporation or to any other legal entity which, will hold the shares as a nominee.

In ~~this presents~~ these Articles, the words "related group of persons" shall include such relationship as the Directors, in their opinion may determine from time to time.

11. EXISTING ARTICLE 47

47. The Company may by ordinary resolution passed at a general meeting convert any paid-up shares into stock and reconvert any stock into paid-up shares of any denomination. *Power to convert into stock*

Proposed Alterations to Existing Article 47

By deleting Article 47 in its entirety and substituting therefor the following:

Power to convert into stock

47. The Company may by ordinary resolution passed at a general meeting convert any paid-up shares into stock and reconvert any stock into paid-up shares ~~of any denomination~~.

12. EXISTING ARTICLE 48

Transfer of stock

48. The holders of stock may transfer the same or any part thereof in the same manner and subject to the same Articles as and subject to which the shares from which the stock arose might previously to conversion have been transferred or as near thereto as circumstances admit; but the Directors may from time to time fix the minimum amount of stock transferable and restrict or forbid the transfer of fractions of that minimum, but the minimum shall not exceed the nominal amount of the shares from which the stock arose.

Proposed Alterations to Existing Article 48

By deleting Article 48 in its entirety and substituting therefor the following:

Transfer of stock

48. The holders of stock may transfer the same or any part thereof in the same manner and subject to the same Articles as and subject to which the shares from which the stock arose might previously to conversion have been transferred or as near thereto as circumstances admit; but the Directors may from time to time fix the minimum ~~amount~~ number of stock units transferable and restrict or forbid the transfer of fractions of that minimum~~, but the minimum shall not exceed the nominal amount of the shares from which the stock arose~~.

13. EXISTING ARTICLE 49

Rights of stockholders

49. The holders of stock shall according to the amount of the stock held by them have the same rights, privileges and advantages as regards dividends, voting at meetings of the Company and other matters as if they held the shares from which the stock arose, but no such privilege or advantage (except participation in the dividends and profits of the Company and in the assets on winding up) shall be conferred by any such aliquot part of stock which would not if existing in shares have conferred that privilege or advantage.

Proposed Alterations to Existing Article 49

By deleting Article 49 in its entirety and substituting therefor the following:

Rights of stockholders

49. The holders of stock shall according to the ~~amount~~ number of ~~the~~ stock units held by them have the same rights, privileges and advantages as regards dividends, voting at meetings of the Company and other matters as if they held the shares from which the stock arose, but no such privilege or advantage (except participation in the dividends and profits of the Company and in the assets on winding up) shall be conferred by ~~any such aliquot part of stock~~ the stock units which would not if existing in shares have conferred that privilege or advantage.

14. EXISTING ARTICLE 51

51. The Company may from time to time by ordinary resolution-

Power to increase share capital, consolidate, cancel and subdivide shares

(a) Increase the share capital by such sum to be divided into shares of such amount as the resolution shall prescribe;

(b) Consolidate and divide all or any of its share capital into shares of larger amount than its existing shares;

(c) subdivide its shares or any of them into shares of smaller amount than is fixed by the memorandum; so however that in the subdivision the proportion between the amount paid and the amount (if any) unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived;

(d) cancel shares which at the date of the passing of the resolution in that behalf have not been taken or agreed to be taken by any person or which have been forfeited and diminish the amount of its share capital by the amount of the shares so cancelled.

Proposed Alterations to Existing Article 51

By deleting Article 51 in its entirety and substituting therefor the following:

51. The Company may from time to time by ordinary resolution-

Power to ~~increase share capital,~~ consolidate, ~~cancel and~~ subdivide and convert shares

~~(a)~~ ~~Increase the share capital by such sum to be divided into shares of such amount as the resolution shall prescribe;~~

~~(b)~~(a) consolidate and divide all or any of its shares ~~share capital into shares of larger amount than its existing shares~~;

~~(c)~~(b) subdivide its shares or any of them ~~into shares of smaller amount than is fixed by the memorandum; so however that in the subdivision the proportion between the amount paid and the amount (if any) unpaid on each reduced share shall be the same as it was in the case of the share from which the reduced share is derived~~ (subject, nevertheless, to the provisions of the Act), and so that the resolution whereby any share is sub-divided may determine that, as between the holders of the shares resulting from such sub-division, one or more of the shares may, as compared with the others, have any such preferred, deferred or other special rights, or be subject to any such restrictions, as the Company has power to attach to unissued or new shares; and

~~(d)~~ ~~cancel shares which at the date of the passing of the resolution in that behalf have not been taken or agreed to be taken by any person or which have been forfeited and diminish the amount of its share capital by the amount of the shares so cancelled.~~

(c) subject to the provisions of the Act, convert any class of shares into any other class of shares.

15. EXISTING ARTICLE 52(2)

52. (2) Notwithstanding Article 52(1), the Company may by ordinary resolution in general meeting give to the Directors a general authority, either unconditionally or subject to such conditions as may be specified in the ordinary resolution, to:–

*(a) (i) issue shares in the capital of the Company ("**shares**") whether by way of rights, bonus or otherwise; and/or*

*(ii) make or grant offers, agreements or options (collectively, "**Instruments**") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares; and*

(b) (notwithstanding the authority conferred by the ordinary resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while the ordinary resolution was in force,

provided that:–

(c) the aggregate number of shares to be issued pursuant to the ordinary resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to the ordinary resolution) does not exceed 50 per cent. (or such other limit as may be prescribed by the Stock Exchange) of the issued share capital of the Company (as calculated in accordance with sub-paragraph (d) below), of which the aggregate number of shares to be issued other than on a pro-rata basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to the ordinary resolution) does not exceed 20 per cent. (or such other limit as may be prescribed by the Stock Exchange) of the issued share capital of the Company (as calculated in accordance with sub-paragraph (d) below);

(d) (subject to such manner of calculation as may be prescribed by the Stock Exchange) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (c) above, the percentage of issued share capital shall be based on the issued share capital of the Company at the time that the ordinary resolution is passed, after adjusting for:–

(aa) new shares arising upon the conversion or exercise of any convertible securities or employee share options or vesting of share awards which are outstanding or subsisting at the time that the ordinary resolution is passed; and

(bb) any subsequent consolidation or subdivision of shares;

(e) in exercising the authority conferred by the ordinary resolution, the Company shall comply with the provisions of the Listing Manual of the Stock Exchange for the time being in force (unless such compliance is waived by the Stock Exchange) and these Articles; and

(f) *(unless revoked or varied by the Company in general meeting) the authority conferred by the ordinary resolution shall not continue in force beyond the conclusion of the annual general meeting of the Company next following the passing of the ordinary resolution, or the date by which such annual general meeting of the Company is required by law to be held, or the expiration of such other period as may be prescribed by the Act (whichever is the earliest).*

Proposed Alterations to Existing Article 52(2)

By deleting Article 52(2) in its entirety and substituting therefor the following:

52. (2) Notwithstanding Article 52(1), the Company may by ordinary resolution in general meeting give to the Directors a general authority, either unconditionally or subject to such conditions as may be specified in the ordinary resolution, to:–

(a) (i) issue shares in the capital of the Company ("**shares**") whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, "**Instruments**") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares; and

(b) (notwithstanding the authority conferred by the ordinary resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while the ordinary resolution was in force,

provided that:–

~~(c) the aggregate number of shares to be issued pursuant to the ordinary resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to the ordinary resolution) does not exceed 50 per cent. (or such other limit as may be prescribed by the Stock Exchange) of the issued share capital of the Company (as calculated in accordance with sub-paragraph (d) below), of which the aggregate number of shares to be issued other than on a pro-rata basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to the ordinary resolution) does not exceed 20 per cent. (or such other limit as may be prescribed by the Stock Exchange) of the issued share capital of the Company (as calculated in accordance with sub-paragraph (d) below);~~

~~(d) (subject to such manner of calculation as may be prescribed by the Stock Exchange) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (c) above, the percentage of issued share capital~~

~~shall be based on the issued share capital of the Company at the time that the ordinary resolution is passed, after adjusting for:–~~

~~(aa)~~ ~~new shares arising upon the conversion or exercise of any convertible securities or employee share options or vesting of share awards which are outstanding or subsisting at the time that the ordinary resolution is passed; and~~

~~(bb)~~ ~~any subsequent consolidation or subdivision of shares;~~

~~(1)~~(x) the aggregate number of shares to be issued pursuant to the ordinary resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to the ordinary resolution) shall be subject to such limits and manner of calculation as may be prescribed by the Stock Exchange;

~~(e)~~(y) in exercising the authority conferred by the ordinary resolution, the Company shall comply with the provisions of the Listing Manual of the Stock Exchange for the time being in force (unless such compliance is waived by the Stock Exchange) and these Articles; and

~~(f)~~(z) (unless revoked or varied by the Company in general meeting) the authority conferred by the ordinary resolution shall not continue in force beyond the conclusion of the annual general meeting of the Company next following the passing of the ordinary resolution, or the date by which such annual general meeting of the Company is required by law to be held, or the expiration of such other period as may be prescribed by the Act (whichever is the earliest).

16. EXISTING ARTICLE 53

53. The Company may reduce its share capital, any capital redemption reserve fund or any share premium account in any manner and with, and subject to, any incident authorised, and consent required by law. *Power to reduce share capital*

Proposed Alterations to Existing Article 53

By deleting Article 53 in its entirety and substituting therefor the following:

53. ~~The Company may reduce its share capital, any capital redemption reserve fund or any share premium account in any manner and with, and subject to, any incident authorised, and consent required by law.~~ The Company may reduce its share capital or any undistributable reserve in any manner and with and subject to any incident authorised and consent required by law. Without prejudice to the generality of the foregoing, upon cancellation of any share purchased or otherwise acquired by the Company pursuant to these Articles, the number of issued shares of the Company shall be diminished by the number of the shares so cancelled, and where any such cancelled share was purchased or acquired out of the capital of the Company, the amount of share capital of the Company shall be reduced accordingly. Power to reduce share capital

17. EXISTING ARTICLE 57(1)

57(1). Subject to the provisions of the Act as to special notice and agreement for shorter notice, a meeting of the Company shall be called by 14 days' notice in writing at the least and a meeting of the Company at which it is proposed to pass a special resolution shall be called by 21 days' notice in writing at the least. Such notices shall be given by way of advertisement in the daily press and in writing to any stock exchange upon which the Company may be listed. *Notice of meetings*

Proposed Alterations to Existing Article 57(1)

By deleting Article 57(1) in its entirety and substituting therefor the following:

57(1). ~~Subject to the provisions of the Act as to special notice and agreement for shorter notice, a meeting of the Company shall be called by 14 days' notice in writing at the least and a meeting of the Company at which it is proposed to pass a special resolution shall be called by 21 days' notice in writing at the least. Such notices shall be given by way of advertisement in the daily press and in writing to any stock exchange upon which the Company may be listed.~~ A meeting of the Company at which it is proposed to pass a special resolution or (save as provided by the Act) a resolution of which special notice has been given to the Company, shall be called by 21 days' notice in writing at the least and an annual general meeting and any other extraordinary general meeting by 14 days' notice in writing at the least; Provided that a meeting notwithstanding that it has been called by a shorter notice than that specified above shall be deemed to have been duly called if it is so agreed: Notice of meetings

(a) in the case of an annual general meeting, by all the members entitled to attend and vote thereat; and

(b) in the case of an extraordinary general meeting, by a majority in number of the members having a right to attend and vote thereat, being a majority together holding not less than 95 per cent. of the total voting rights of all the members having a right to vote at that meeting.

At least 14 days' notice of any meeting shall be given by advertisement in the daily press and in writing to any stock exchange upon which the Company may be listed.

18. EXISTING ARTICLE 60

60. No business shall be transacted at any general meeting unless a quorum of members is present at the time when the meeting proceeds to business. Save as herein otherwise provided, two members present in person shall form a quorum. For the purposes of this Article "member' includes a person attending as a proxy or as representing a corporation which is a member, and joint holders of any share shall be treated as one member. Provided That if only proxies appointed by CDP attend, any two such proxies shall suffice to establish both plurality and quorum. *Quorum*

Proposed Alterations to Existing Article 60

By deleting Article 60 in its entirety and substituting therefor the following:

60. No business shall be transacted at any general meeting unless a quorum of members is present at the time when the meeting proceeds to business. Save as herein otherwise provided, two members present in person or by proxy shall form a quorum. ~~For the purposes of this Article "member' includes a person attending as a proxy or as representing a corporation which is a member, and joint holders of any share shall be treated as one member. Provided That if only proxies appointed by CDP attend, any two such proxies shall suffice to establish both plurality and quorum.~~ Provided that (a) a proxy representing more than one member shall only count as one member for the purpose of determining the quorum; and (b) where a member is represented by more than one proxy such proxies shall count as only one member for the purpose of determining the quorum. Quorum

19. EXISTING ARTICLE 63

63. The Chairman may, with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting is adjourned for 30 days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting. *Adjournments*

Proposed Alterations to Existing Article 63

By deleting Article 63 in its entirety and substituting therefor the following:

63. The Chairman may, with the consent of any meeting at which a quorum is present (and shall if so directed by the meeting), adjourn the meeting from time to time (or *sine die*) and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. Where a meeting is adjourned *sine die*, the time and place for the adjourned meeting shall be fixed by the Directors. When a meeting is adjourned for 30 days or more or *sine die*, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting. Adjournments

20. EXISTING ARTICLE 64

64. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of the hands) demanded- *Method of voting*

(a) by the Chairman;

(b) by at least three members present in person or by proxy;

(c) by any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) by a member or members holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Unless a poll is so demanded a declaration by the Chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution. The demand for a poll may be withdrawn.

Proposed Alterations to Existing Article 64

By deleting Article 64 in its entirety and substituting therefor the following:

64. At any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of ~~the~~ hands) demanded- Method of voting

(a) by the Chairman;

(b) by at least three members present in person or by proxy and entitled to vote at the meeting;

(c) by any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; or

(d) by a member or members present in person or by proxy and holding ~~shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right~~ not less than 10 per cent. of the total number of paid-up shares of the Company (excluding treasury shares).

Provided always that no poll shall be demanded on the choice of a Chairman or on a question of adjournment.

Unless a poll is so demanded a declaration by the Chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing

the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution. The demand for a poll may be withdrawn.

21. EXISTING ARTICLE 65

65. If a poll is duly demanded it shall be taken in such manner and either at once or after an interval or adjournment or otherwise as the Chairman directs, and the result of the poll shall be the resolution of the meeting at which the poll was demanded, but a poll demanded on the election of a Chairman or on a question of adjournment shall be taken forthwith. *Taking a poll*

Proposed Alterations to Existing Article 65

By deleting Article 65 in its entirety and substituting therefor the following:

65. If a poll is duly demanded it shall be taken in such manner and either at once or after an interval or adjournment or otherwise as the Chairman directs, and the result of the poll shall be the resolution of the meeting at which the poll was demanded.~~, but a poll demanded on the election of a Chairman or on a question of adjournment shall be taken forthwith.~~ Taking a poll

22. EXISTING ARTICLE 67

67. Subject to any rights or restrictions for the time being attached to any class or classes of shares, at meeting of members or classes of members each member entitled to vote may vote in person or by proxy or by attorney. On a show of hands every member who is present in person and each proxy shall have one vote Provided That if a member is represented by two proxies, only one of the proxies as determined by the Chairman shall vote. On a poll, every member who is present in person or by proxy shall have one vote for every share which he holds or represents. *Voting rights of members*

Proposed Alterations to Existing Article 67

By deleting Article 67 in its entirety and substituting therefor the following:

67. Subject to any rights or restrictions for the time being attached to any class or classes of shares and to Article 8A, at a meeting of members or classes of members each member entitled to vote may vote in person or by proxy ~~or by attorney~~. On a show of hands every member who is present in person ~~and each~~ or by proxy shall have one vote Provided That if a member is represented by two proxies, only one of the proxies as determined by that member or, failing such determination, by the Chairman of the meeting (or by a person authorised by him in his sole discretion) shall vote on a show of hands. On a poll, every member who is present in person or by proxy shall have one vote for every share which he holds or represents. Voting rights of members

23. EXISTING ARTICLE 81

81(1) A Director who is in any way whether directly or indirectly interested in a contract or proposed contract with the Company shall declare the nature of his interest at a meeting of the Directors in accordance with the Act. *Declaration of Directors' interest in contract with Company*

(2) A Director who holds any office or possesses any property whereby whether directly or indirectly duties or interests might be created in conflict with his duties or interests as Director shall declare the fact and the nature, character and extent of the conflict at a meeting of the Directors of the Company in accordance with the Act. *Declaration of Directors' conflict of interest*

(3) A Director shall not vote in regard to any contract or proposed contract or arrangement in which he has directly or indirectly a personal material interest and if he shall do so his vote shall not be counted. *Prohibition on Directors to vote on interested contracts*

(4) A Director notwithstanding his interest may be counted in the quorum present at any meeting of the Directors. *Director to be counted in quorum*

(5) A Director may hold any other office or place of profit under the Company (other than the office of the auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine. No Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as a vendor, purchaser or otherwise. No such contract and no contract or arrangement entered into by or on behalf of the Company in which any Director is in any way interested shall be liable to be avoided nor shall any Director so contracting or being so interested be liable to account to the Company for any profit realised by any such contract or arrangement by reason of such Director holding that office or of the fiduciary relationship thereby established. *Power of Directors to hold office of profit and to contract with Company*

(6) A Director of the Company may with the consent of the Board be or become a Director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as a shareholder or otherwise and no such Director shall be accountable to the Company for any remuneration or other benefits received by him as a Director or officer of or from his interests in such other company unless the Company otherwise directs. *Holding of office in other companies*

Proposed Alterations to Existing Article 81

By deleting Article 81 in its entirety and substituting therefor the following:

81(1) A Director who is in any way whether directly or indirectly interested in a contract <u>or transaction</u> or proposed contract <u>or transaction</u> with the Company shall declare the nature of his interest at a meeting of the Directors in accordance with the Act. Declaration of Directors' interest in contract <u>or transaction</u> with Company

(2) A Director who holds any office or possesses any property whereby whether directly or indirectly duties or interests might be created in conflict with his duties or interests as Director shall declare the fact and the nature, character and extent of the conflict at a meeting of the Directors of the Company in accordance with the Act.

Declaration of Directors' conflict of interest

(3) A Director shall not vote in regard to any contract or transaction or proposed contract or transaction or arrangement in which he has directly or indirectly a personal material interest and if he shall do so his vote shall not be counted.

Prohibition on Directors to vote on interested contracts or transactions

(4) A Director notwithstanding his interest may be counted in the quorum present at any meeting of the Directors.

Director to be counted in quorum

(5) A Director may hold any other office or place of profit under the Company (other than the office of the auditor) in conjunction with his office of Director for such period and on such terms (as to remuneration and otherwise) as the Directors may determine. No Director or intending Director shall be disqualified by his office from contracting with the Company either with regard to his tenure of any such other office or place of profit or as a vendor, purchaser or otherwise. No ~~such~~ contract, transaction ~~and no contract~~ or arrangement entered into by or on behalf of the Company in which any Director is in any way interested shall be liable to be avoided nor shall any Director so contracting or transacting or being so interested be liable to account to the Company for any profit realised by any such contract, transaction or arrangement by reason of such Director holding that office or of the fiduciary relationship thereby established.

Power of Directors to hold office of profit and to contract or transact with Company

(6) A Director of the Company may with the consent of the Board be or become a Director or other officer of or otherwise interested in any company promoted by the Company or in which the Company may be interested as a shareholder or otherwise and no such Director shall be accountable to the Company for any remuneration or other benefits received by him as a Director or officer of or from his interests in such other company unless the Company otherwise directs.

Holding of office in other companies

24. EXISTING ARTICLE 86

86. The Company at the meeting at which a Director so retires may fill the vacated office by electing a person eligible for appointment, and in default the retiring Director shall if offering himself for re-election and not being disqualified under the Act from holding office as a Director be deemed to have been re-elected, unless at that meeting it is expressly resolved not to fill the vacated office or unless a resolution for the re-election of that Director is put to the meeting and lost.

Company may fill office of retiring Director

Proposed Alterations to Existing Article 86

By deleting Article 86 in its entirety and substituting therefor the following:

86. ~~The Company at the meeting at which a Director so retires may fill the vacated office by electing a person eligible for appointment, and in default the retiring Director shall if offering himself for re-election and not being disqualified under the Act from holding office as a Director be deemed to have been re-elected, unless at that meeting it is expressly resolved not to fill the vacated office or unless a resolution for the re-election of that Director is put to the meeting and lost.~~ *Company may fill office of retiring Director*

(1) The Company at the meeting at which a Director retires under any provision of these Articles may by ordinary resolution fill the office being vacated by electing thereto the retiring Director (if eligible for re-election) or some other person eligible for appointment. In default, the retiring Director shall nevertheless be deemed to have been re-elected except in any of the following cases:

(a) where at such meeting it is expressly resolved not to fill such office or a resolution for the re-election of such Director is put to the meeting and lost; or

(b) where such Director is disqualified under the Act from holding office as a Director or is otherwise ineligible for re-election or has given notice in writing to the Company that he is unwilling to be re-elected; or

(c) where the default is due to the moving of a resolution in contravention of Article 86(2); or

(d) where such Director has attained any retirement age applicable to him as Director.

The retirement shall not have effect until the conclusion of the meeting except where a resolution is passed to elect some other person in the place of the retiring Director or a resolution for his re-election is put to the meeting and lost and accordingly a retiring Director who is re-elected or deemed to have been re-elected will continue in office without a break.

(2) A resolution for the appointment of two or more persons as Directors by a single resolution shall not be moved at any general meeting unless a resolution that it shall be so moved has first been agreed to by the meeting without any vote being given against it; and any resolution moved in contravention of this provision shall be void.

25. EXISTING ARTICLE 93(1)

93(1). The business of the Company shall be managed by the Directors who may exercise all powers of the Company as are not, by the Act or by these Articles, required to be exercised by the Company in general meeting. The exercise of such powers of the Company by the Directors shall be subject to these Articles, the Act and such regulations being not inconsistent with these Articles or the Act as may be prescribed the Company in general meeting; but no regulation made by the Company in general meeting shall invalidate any prior act of the Directors which would have been valid if that regulation had not been made. *General power of Directors to manage Company's business*

Proposed Alterations to Existing Article 93(1)

By deleting Article 93(1) in its entirety and substituting therefor the following:

93(1). The business of the Company shall be managed by the Directors who may exercise all powers of the Company as are not, by the Act or by these Articles, required to be exercised by the Company in general meeting. ~~The exercise of such powers of the Company by the Directors shall be subject to these Articles, the Act and such regulations being not inconsistent with these Articles or the Act as may be prescribed the Company in general meeting; but no regulation made by the Company in general meeting shall invalidate any prior act of the Directors which would have been valid if that regulation had not been made.~~

General power of Directors to manage Company's business

26. EXISTING ARTICLE 106

106. Subject to any regulations imposed by the Directors pursuant to Article 105, a committee of Directors may elect a Chairman of its meetings, and if no such Chairman is elected, or if at any meeting the Chairman is not present within 10 minutes after the time appointed for holding the meeting, the members present may choose one of their number to be Chairman of the meeting.

Chairman of committee

Proposed Alterations to Existing Article 106

By deleting Article 106 in its entirety and substituting therefor the following:

106. ~~Subject to any regulations imposed by the Directors pursuant to Article 105, a committee of Directors may elect a Chairman of its meetings, and if no such Chairman is elected, or if at any meeting the Chairman is not present within 10 minutes after the time appointed for holding the meeting, the members present may choose one of their number to be Chairman of the meeting.~~ The meetings and proceedings of any such committee consisting of two or more members shall be governed, to the extent applicable, by the provisions of these Articles regulating the meetings and proceedings of the Directors, so far as the same are not superseded by any regulations made by the Directors under Article 105.

~~Chairman of committee~~

Proceedings of committee

27. EXISTING ARTICLE 107

107. Subject to any regulations imposed by the Directors pursuant to Article 105, a committee of Directors may meet and adjourn its meeting as it thinks proper and questions arising at any meeting shall be determined by a majority of votes of the members present, and in the case of an equality of votes the Chairman shall have a second or casting vote.

Meetings of committee

Proposed Alteration to Existing Article 107

By deleting Article 107 in its entirety.

28. EXISTING ARTICLE 109

109. A resolution in writing, signed by a majority of the Directors entitled to receive notice of a meeting of the Directors at that time, shall be as valid and effectual as if it had been passed at a meeting of the Directors duly convened and held. All the Directors shall be informed of any such resolution signed by a majority of the Directors. Any such resolution may consist of several documents in like form, each signed by one or more Directors. The expressions "in writing" and "signed" include approval by telefax, telex, cable, telegram, electronic mail or any other form of electronic communication from time to time incorporating, if the Directors deem necessary, the use of security and/or identification procedures and devices approved by the Directors. *Resolutions in writing*

Proposed Alterations to Existing Article 109

By deleting Article 109 in its entirety and substituting therefor the following:

109. A resolution in writing, signed by a majority of the Directors ~~entitled to receive notice of a meeting of the Directors at that time~~, shall be as valid and effectual as if it had been passed at a meeting of the Directors duly convened and held. All the Directors shall be informed of any such resolution signed by a majority of the Directors. Any such resolution may consist of several documents in like form, each signed by one or more Directors. The expressions "in writing" and "signed" include approval by telefax, telex, cable, telegram, electronic mail or any other form of electronic communication from time to time incorporating, if the Directors deem necessary, the use of security and/or identification procedures and devices approved by the Directors. Resolutions in writing

29. EXISTING ARTICLE 115

115. The Directors may from time to time appoint any person to be an Associate Director may from time to time cancel any such appointment. The Directors may fix, determine and vary the powers, duties and remuneration of any person so appointed, but a person so appointed shall not be required to hold any shares to qualify him for appointment nor have any right to attend or vote at any meeting of Directors except by the invitation and with the consent of the Directors. *Associate Director*

Proposed Alteration to Existing Article 115

By deleting Article 115 in its entirety.

30. EXISTING ARTICLE 122

122. The Directors shall from time to time in accordance with the Act cause to be prepared and to be laid before the Company in general meeting such profit and loss accounts, balance sheets and reports as are required under the Act. The interval between the close of a financial year of the Company and the issue of accounts relating to it shall not exceed 4 months. *Presentation of accounts*

Proposed Alterations to Existing Article 122

By deleting Article 122 in its entirety and substituting therefor the following:

Presentation of accounts

122. The Directors shall from time to time in accordance with the Act cause to be prepared and to be laid before the Company in general meeting such profit and loss accounts, balance sheets and reports as are required under the Act. The interval between the close of a financial year of the Company and the ~~issue of accounts relating to it~~ date of the Company's annual general meeting shall not exceed 4 months.

31. EXISTING ARTICLE 129

Apportionment of dividends

129. Subject to the rights of persons, if any, entitled to shares with special rights as to dividend, all dividends shall be declared and paid according to the amounts paid or credited as paid on the shares in respect of which the dividend is paid, but no amount paid or credited as paid on a share in advance of calls shall be treated for the purposes of this Article as paid on the share. All dividends shall be apportioned and paid proportionately to the amounts paid or credited as paid on the shares during any portion or portions of the period in respect of which the dividend is paid; but if any share is issued on terms providing that it shall rank for dividend as from a particular date that share shall rank for dividend accordingly.

Proposed Alterations to Existing Article 129

By deleting Article 129 in its entirety and substituting therefor the following:

Apportionment of dividends

129. ~~Subject to the rights of persons, if any, entitled to shares with special rights as to dividend, all dividends shall be declared and paid according to the amounts paid or credited as paid on the shares in respect of which the dividend is paid, but no amount paid or credited as paid on a share in advance of calls shall be treated for the purposes of this Article as paid on the share. All dividends shall be apportioned and paid proportionately to the amounts paid or credited as paid on the shares during any portion or portions of the period in respect of which the dividend is paid; but if any share is issued on terms providing that it shall rank for dividend as from a particular date that share shall rank for dividend accordingly.~~ Subject to any rights or restrictions attached to any shares or class of shares and except as otherwise permitted under the Act:

(a) all dividends in respect of shares must be paid in proportion to the number of shares held by a member but where shares are partly paid all dividends must be apportioned and paid proportionately to the amounts paid or credited as paid on the partly paid shares; and

(b) all dividends must be apportioned and paid proportionately to the amounts so paid or credited as paid during any portion or portions of the period in respect of which the dividend is paid.

For the purposes of this Article, an amount paid or credited as paid on a share in advance of a call is to be ignored.

32. **NEW ARTICLE 130A**

New Article 130A shall be inserted immediately after Article 130 as follows:

130A. The payment by the Company of any unclaimed dividends or other moneys payable on or in respect of a share into a separate account shall not constitute the Company a trustee in respect thereof. All dividends and other moneys payable on or in respect of a share that are unclaimed after first becoming payable may be invested or otherwise made use of by, for the benefit of, the Company and any dividend or any such moneys unclaimed after a period of six years from the date they are first payable may be forfeited and if so shall revert to the Company but the Directors may at any time thereafter at their absolute discretion annul any such forfeiture and pay the moneys so forfeited to the person entitled thereto prior to the forfeiture. If the CDP returns any such dividend or moneys to the Company, the relevant Depositor shall not have any right or claim in respect of such dividend or moneys against the Company if a period of six years has elapsed from the date of the declaration of such dividend or the date on which such other moneys are first payable. — Unclaimed dividends

33. **EXISTING HEADNOTE "CAPITALIZATION OF PROFITS" AND EXISTING ARTICLE 134**

CAPITALIZATION OF PROFITS

134. The Company in general meeting may upon the recommendation of the Directors resolve that it is desirable to capitalize any part of the amount for the time being standing to the credit of any of the Company's reserve accounts or to the credit of the profit and loss account or otherwise available for distribution, and accordingly that such sum be set free for distribution amongst the persons registered as holders of shares in the Register of Members or (as the case may be) in the Depository Register who would have been entitled thereto if distributed by way of dividend and in the same proportions on condition that the same be not paid in cash but be applied either in or towards paying up any amounts for the time being unpaid on any shares held by such members respectively or paying up in full unissued shares or debentures of the Company to be allotted, distributed and credited as fully paid up to and amongst such members in the proportion aforesaid, or partly in the one way and partly in the other, and the Directors shall give effect to such resolution. A share premium account and a capital redemption reserve may, for the purposes of this Article, be applied only in the paying up of unissued shares to be issued to members of the Company as fully paid bonus shares. — *Power to capitalize profits*

Proposed Alterations to Existing Headnote "CAPITALIZATION OF PROFITS" and Article 134

By deleting the headnote "CAPITALIZATION OF PROFITS" and Article 134 in their entirety and substituting therefor the following:

~~CAPITALIZATION OF PROFITS~~

~~134. The Company in general meeting may upon the recommendation of the Directors resolve that it is desirable to capitalize any part of the amount for the time being standing to the credit of any of the Company's reserve accounts or to the credit of the profit and loss account or otherwise available for distribution, and accordingly that such sum be set free for distribution amongst the persons registered as holders of shares in the Register of Members or (as the case may be) in the Depository Register who would have been entitled thereto if distributed by way of dividend and in the same proportions on condition that the same be not paid in cash but be applied either in or towards paying up any amounts for the time being unpaid on any shares held by such members respectively or paying up in full unissued shares or debentures of the Company to be allotted, distributed and credited as fully paid up to and amongst such members in the proportion aforesaid, or partly in the one way and partly in the other, and the Directors shall give effect to such resolution. A share premium account and a capital redemption reserve may, for the purposes of this Article, be applied only in the paying up of unissued shares to be issued to members of the Company as fully paid bonus shares.~~ ~~Power to capitalize profits~~

BONUS ISSUES AND CAPITALISATION OF PROFITS AND RESERVES

134. The Directors may, with the sanction of an ordinary resolution of the Company (including any ordinary resolution passed pursuant to Article 52(2)): Power to issue free bonus shares and/or to capitalise reserves

(a) issue bonus shares for which no consideration is payable to the Company to the persons registered as holders of shares in the Register of Members or (as the case may be) in the Depository Register at the close of business on:

(i) the date of the ordinary resolution (or such other date as may be specified therein or determined as therein provided); or

(ii) (in the case of an ordinary resolution passed pursuant to Article 52(2)) such other date as may be determined by the Directors,

in proportion to their then holdings of shares; and/or

(b) capitalise any sum standing to the credit of any of the Company's reserve accounts or other undistributable reserve or any sum standing to the credit of the profit and loss account by appropriating such sum to the persons registered as holders of shares in the Register of Members or (as the case may be) in the Depository Register at the close of business on:

(i) the date of the ordinary resolution (or such other date as may be specified therein or determined as therein provided); or

(ii) (in the case of an ordinary resolution passed pursuant to Article 52(2)) such other date as may be determined by the Directors,

in proportion to their then holdings of shares and applying such sum on their behalf in paying up in full unissued shares (or, subject to any special rights previously conferred on any shares or class of shares for the time being issued, unissued shares of any other class not being redeemable shares) for allotment and distribution credited as fully paid up to and amongst them as bonus shares in the proportion aforesaid.

34. EXISTING ARTICLE 135

135. Whenever such a resolution as aforesaid shall have been passed the Directors shall make all appropriations and applications of the undivided profits resolved to be capitalized thereby, and all allotments and issues of fully paid shares or debentures, if any, and generally shall do all acts and things required to give effect thereto, with full power to the Directors to make such provision by the issue of fractional certificates or by payment in cash or otherwise as they think fit for the case of shares or debentures becoming distributable in fractions, and also to authorise any person to enter on behalf of all the members entitled thereto into agreement with the Company providing for the allotment to them respectively, credited as fully paid up, of any further shares or debentures to which they may be entitled upon such capitalization, or (as the case may require) for the payment by the Company on their behalf, by the application thereto of their respective proportions of the profits resolved to be capitalized, of the amounts or any part of the amounts remaining unpaid on their existing shares, and any agreement made under such authority shall be effective and binding on all such members.

Implementation of resolution to capitalize profits

Proposed Alterations to Existing Article 135

By deleting Article 135 in its entirety and substituting therefor the following:

135. ~~Whenever such a resolution as aforesaid shall have been passed the Directors shall make all appropriations and applications of the undivided profits resolved to be capitalized thereby, and all allotments and issues of fully paid shares or debentures, if any, and generally shall do all acts and things required to give effect thereto, with full power to the Directors to make such provision by the issue of fractional certificates or by payment in cash or otherwise as they think fit for the case of shares or debentures becoming distributable in fractions, and also to authorise any person to enter on behalf of all the members entitled thereto into agreement with the Company providing for the allotment to them respectively, credited as fully paid up, of any further shares or debentures to which they may be entitled upon such capitalization, or (as the case may require) for the payment by the Company on their behalf, by the application thereto of their respective proportions of the profits resolved to be capitalized, of the amounts or any part of the amounts remaining unpaid on their existing shares, and any agreement made under such authority shall be effective and binding on all such~~

~~Implementation of resolution to capitalize profits~~

~~members.~~ The Directors may do all acts and things considered necessary or expedient to give effect to any such bonus issue and/or capitalisation under Article 134, with full power to the Directors to make such provisions as they think fit for any fractional entitlements which would arise on the basis aforesaid (including provisions whereby fractional entitlements are disregarded or the benefit thereof accrues to the Company rather than to the members concerned). The Directors may authorise any person to enter on behalf of all the members interested into an agreement with the Company providing for any such bonus issue and/or capitalisation and matters incidental thereto and any agreement made under such authority shall be effective and binding on all concerned. Power of Directors to give effect to bonus issues and capitalisations

35. EXISTING ARTICLE 135A

135A. In addition and without prejudice to the power to capitalise profits and other moneys provided for by Articles 134 and 135, the Directors shall have power to capitalise any undivided profits or other moneys of the Company not required for the payment or provision of any dividend on any shares entitled to cumulative or non-cumulative preferential dividends (including profits or other moneys carried and standing to any reserve or reserves) and to apply such profits or other moneys in paying up in full at par unissued shares on terms that such shares shall, upon issue, be held by or for the benefits of participants of any share incentive or option scheme or plan implemented by the Company and approved by shareholders in general meeting in such manner and on such terms as the Directors shall think fit.

Proposed Alterations to Existing Article 135A

By deleting Article 135A in its entirety and substituting therefor the following:

135A. In addition and without prejudice to the powers ~~to capitalise profits and other moneys~~ provided for by Articles 134 and 135, the Directors shall have power to issue shares for which no consideration is payable and/or to capitalise any undivided profits or other moneys of the Company not required for the payment or provision of any dividend on any shares entitled to cumulative or non-cumulative preferential dividends (including profits or other moneys carried and standing to any reserve or reserves) and to apply such profits or other moneys in paying up in full ~~at par~~ unissued shares, in each case, on terms that such shares shall, upon issue, be held by or for the benefits of participants of any share incentive or option scheme or plan implemented by the Company and approved by shareholders in general meeting ~~in such manner~~ and on such terms as the Directors shall think fit. Power to issue free shares and/or capitalise reserves for employee share plans

36. EXISTING ARTICLE 136

136. A notice may be given by the Company to any member either personally or by sending it by post to him at his registered address appearing in the Register of Members or (as the case may be) the Depository Register, or such other address supplied by him to the Company or the CDP (as the case may be) for the giving of notices to him. Any notice to be sent to a member at an address outside Singapore shall be sent by airmail. Where a notice is *Service of notices*

sent by post, service of the notice shall be deemed to be effected by properly addressing, prepaying and posting a letter containing the notice, and to have been effected in the case of a notice of a meeting on the day after the date of its posting, and in any other case at the time at which the letter would be delivered in the ordinary course of post. A member who (having no registered address within Singapore) has not supplied to the Company or (as the case may be) the CDP an address within Singapore for the service of notices shall not be entitled to receive notices from the Company.

Proposed Alterations to Existing Article 136

By deleting Article 136 in its entirety and substituting therefor the following:

Service of notices

136. A notice may be given by the Company to any member either personally or by sending it by post to him at his registered address appearing in the Register of Members or (as the case may be) the Depository Register, or such other address supplied by him to the Company or the CDP (as the case may be) for the giving of notices to him. Any notice to be sent to a member at an address outside Singapore shall be sent by airmail. Where a notice is sent by post, service of the notice shall be deemed to be effected ~~by properly addressing, prepaying and posting a letter containing the notice, and to have been effected in the case of a notice of a meeting on the day after the date of its posting, and in any other case at the time at which the letter would be delivered in the ordinary course of post~~ at the time the cover containing the same is posted and in proving such service it shall be sufficient to prove that such cover was properly addressed, stamped and posted. A member who (having no registered address within Singapore) has not supplied to the Company or (as the case may be) the CDP an address within Singapore for the service of notices shall not be entitled to receive notices from the Company.

32. NEW ARTICLE 136A

New Article 136A is proposed to be inserted immediately after Article 136 as follows:

Electronic communications

136A. Without prejudice to the provisions of Article 136, any notice or document (including, without limitations, any accounts, balance sheet or report) which is required or permitted to be given, sent or served under the Act or under these Articles by the Company, or by the Directors, to a member or an officer or Auditor of the Company may be given, sent or served using electronic communications to the current address of that person in accordance with the provisions of, or as otherwise provided by, the Act and/or any other applicable regulations or procedures. Such notice or document shall be deemed to have been duly given, sent or served upon transmission of the electronic communication to the current address of such person or as otherwise provided under the Act and/or any other applicable regulations or procedures.

33. EXISTING ARTICLE 138

138. A person entitled to a share in consequence of the death or bankruptcy of a member, upon supplying to the Company such evidence as the Directors may reasonably require to prove his title to the share, and upon supplying also to the Company or (as the case may be) the CDP an address within Singapore for the service of notices, shall be entitled to have served upon or delivered to him at such address any notice or document to which the member but for his death or bankruptcy would have been entitled, and such service or delivery shall for all purposes be deemed a sufficient service or delivery of such notice or document on all persons interested (whether jointly with or claiming through or under him) in the share. Save as aforesaid any notice or document delivered or sent by post to or left at the address of any member in pursuance of these presents shall, notwithstanding that such member be then dead or bankrupt or in liquidation, be deemed to have been duly served or delivered in respect of any share registered in the name of such member in the Register of Members or, where such member is a Depositor, entered against his name in the Depository Register as sole or first-named joint holder. *Service of notices after death or bankruptcy of a member*

Proposed Alterations to Existing Article 138

By deleting Article 138 in its entirety and substituting therefor the following:

138. A person entitled to a share in consequence of the death or bankruptcy of a member, upon supplying to the Company such evidence as the Directors may reasonably require to prove his title to the share, and upon supplying also to the Company or (as the case may be) the CDP an address within Singapore for the service of notices, shall be entitled to have served upon or delivered to him at such address any notice or document to which the member but for his death or bankruptcy would have been entitled, and such service or delivery shall for all purposes be deemed a sufficient service or delivery of such notice or document on all persons interested (whether jointly with or claiming through or under him) in the share. Save as aforesaid any notice or document delivered or sent by post to or left at the address of any member or given, sent or served to any member using electronic communications in pursuance of these ~~presents~~ Articles shall, notwithstanding that such member be then dead or bankrupt or in liquidation, be deemed to have been duly served or delivered in respect of any share registered in the name of such member in the Register of Members or, where such member is a Depositor, entered against his name in the Depository Register as sole or first-named joint holder. Service of notices after death or bankruptcy of a member

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No. 197201770G

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the shareholders (the "**Shareholders**") of Singapore Airport Terminal Services Limited (the "**Company**") will be held at Mandarin Court, 4th Floor, Grand Tower, Meritus Mandarin Singapore, 333 Orchard Road, Singapore 238867, on Tuesday, 25 July 2006 at 2.45 p.m. (or as soon thereafter following the conclusion or adjournment of the 33rd Annual General Meeting of the Company to be held at 2.30 p.m. on the same day and at the same place) for the purpose of considering and, if thought fit, approving, with or without amendment, the following Resolutions, of which Resolution 1 will be proposed as an Ordinary Resolution and Resolution 2 will be proposed as a Special Resolution:

Resolution 1: Ordinary Resolution
The Proposed Renewal of the Mandate for Interested Person Transactions

That:

(a) approval be and is hereby given, for the purposes of Chapter 9 of the listing manual ("**Chapter 9**") of the Singapore Exchange Securities Trading Limited, for the Company, its subsidiaries and associated companies that are "entities at risk" (as that term is used in Chapter 9), or any of them, to enter into any of the transactions falling within the types of interested person transactions described in Appendix 1 to the Circular to Shareholders dated 21 June 2006 (the "**Circular**") with any party who is of the class of interested persons described in Appendix 1 to the Circular, provided that such transactions are made on normal commercial terms and in accordance with the review procedures for such interested person transactions;

(b) the approval given in paragraph (a) above (the "**IPT Mandate**") shall, unless revoked or varied by the Company in general meeting, continue in force until the conclusion of the next Annual General Meeting of the Company; and

(c) the Directors of the Company be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary or in the interests of the Company to give effect to the IPT Mandate and/or this Resolution.

Resolution 2: Special Resolution
The Proposed Alterations to the Articles of Association

That the Articles of Association of the Company be altered in the manner and to the extent as set out in Appendix 2 to the Circular.

BY ORDER OF THE BOARD

SHIREENA JOHAN WOON
Company Secretary

21 June 2006
Singapore

Notes:

1. A member of the Company entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint not more than two proxies to attend and vote instead of him. A proxy need not be a member of the Company.
2. The instrument appointing a proxy or proxies must be deposited at Robinson Road Post Office, P.O. Box 2114, Singapore 904114 not less than 48 hours before the time appointed for the Extraordinary General Meeting.

(Incorporated in the Republic of Singapore)
Co Registration No. 197201770G

1. For investors who have used their CPF monies to buy the Company's shares, this Circular is forwarded to them at the request of their CPF approved nominees and is sent solely FOR THEIR INFORMATION ONLY.

2. This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

PROXY FORM

*I/We ______________________ (NRIC/Passport No. ______________)

of ____

being a member/members of Singapore Airport Terminal Services Limited (the "**Company**") hereby appoint

Name	Address	NRIC/Passport No.	Proportion of Shareholdings (No. of Shares)

and/or (delete as appropriate)

or failing *him/her, the Chairman of the Extraordinary General Meeting ("**EGM**") of the Company as *my/our *proxy/proxies to attend and vote for *me/us and on *my/our behalf and, if necessary, to demand a poll, at the EGM of the Company, to be held on 25 July 2006 at Mandarin Court, 4th Floor, Grand Tower, Meritus Mandarin Singapore, 333 Orchard Road, Singapore 238867 at 2.45 p.m. (or as soon thereafter following the conclusion or adjournment of the 33rd Annual General Meeting of the Company to be held at 2.30 p.m. on the same day and at the same place) and at any adjournment thereof.

*I/We direct *my/our *proxy/proxies to vote for or against the Resolutions to be proposed at the EGM as indicated hereunder. If no specific direction as to voting is given, the *proxy/proxies will vote or abstain from voting at *his/their discretion, as *he/they will on any other matter arising at the EGM and at any adjournment thereof. If no person is named in the above boxes, the Chairman of the EGM shall be *my/our *proxy/proxies to vote, for or against the Resolutions to be proposed at the EGM as indicated hereunder, for *me/us and on *my/our behalf and, if necessary, to demand a poll, at the EGM and at any adjournment thereof.

No.	Resolutions	**For	**Against
1	**Ordinary Resolution** To approve the proposed renewal of the Mandate for Interested Person Transactions.		
2	**Special Resolution** To approve the proposed alterations to the Articles of Association of the Company.		

* Delete accordingly

** Indicate your vote "For" or "Against" with a "√" within the box provided.

Dated this ________ day of ______________ 2006.

Total number of Shares held

____

Signature(s) of Member(s) or Common Seal

Important: Please read notes on the reverse side

Notes:

1. A member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote in his stead. Such proxy need not be a member of the Company.
2. Where a member appoints two proxies, he must specify the proportion of his shareholding to be represented by each proxy, failing which the appointments will be deemed to have been made in the alternative.
3. The instrument appointing a proxy or representative must be signed by the appointor or his duly authorised attorney or if the appointor is a corporation, it must be executed either under its common seal or signed by its attorney or officer duly authorised.
4. A corporation which is a member may also appoint by resolution of its directors or other governing body an authorised representative or representatives in accordance with its Articles of Association and Section 179 of the Companies Act, Chapter 50 of Singapore, to attend and vote on its behalf.
5. The instrument appointing a proxy or proxies (together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof) must be deposited at Robinson Road Post Office, P.O. Box 2114, Singapore 904114 at least 48 hours before the time appointed for the EGM.
6. On a show of hands, the Chairman of the EGM, who may be appointed as proxy by one or more members and who may also be a member in his own name, may vote as he deems fit, subject to applicable law.
7. A member should insert the total number of Shares held. If the member has Shares entered against his name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), he should insert that number of Shares. If the member has Shares registered in his name in the Register of Members, he should insert that number of Shares. If the member has Shares entered against his name in the Depository Register as well as Shares registered in his name in the Register of Members, he should insert the aggregate number of Shares. If no number is inserted, this form of proxy will be deemed to relate to all the Shares held by the member.
8. The Company shall be entitled to reject this instrument of proxy if it is incomplete, or illegible, or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in this instrument of proxy. In addition, in the case of a member whose Shares are entered in the Depository Register, the Company shall be entitled to reject this instrument of proxy which has been lodged if such member is not shown to have Shares entered against his name in the Depository Register at least 48 hours before the time appointed for holding the EGM as certified by The Central Depository (Pte) Limited to the Company.

SNP Security Printing Pte Ltd 6615493

CIRCULAR DATED 14 JUNE 2007

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. PLEASE READ IT CAREFULLY.

If you are in any doubt as to the course of action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.

If you have sold all your ordinary shares in the capital of Singapore Airport Terminal Services Limited (the "**Company**"), you should hand this Circular, the Notice of Extraordinary General Meeting and the Proxy Form to the purchaser or to the stockbroker or to the bank or to the agent through whom you effected the sale for onward transmission to the purchaser.

sats

one with you

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No. 197201770G

CIRCULAR TO SHAREHOLDERS

IN RELATION TO

(1) the proposed renewal of the Mandate for Interested Person Transactions; and

(2) the proposed alterations to the Memorandum of Association of the Company.

IMPORTANT DATES AND TIMES

Last date and time for lodgement of Proxy Form	:	24 July 2007 at 10.15 a.m.
Date and time of Extraordinary General Meeting	:	26 July 2007 at 10.15 a.m. (or as soon thereafter following the conclusion or adjournment of the 34th Annual General Meeting of the Company to be held at 10.00 a.m. on the same day and at the same place)
Place of Extraordinary General Meeting	:	Mandarin Court, 4th Floor Grand Tower Meritus Mandarin Singapore 333 Orchard Road Singapore 238867

This page has been intentionally left blank.

CONTENTS

In this Circular, the following definitions apply throughout unless otherwise stated:

"Articles"	:	The Articles of Association of the Company.
"CDP"	:	The Central Depository (Pte) Limited.
"2006 Circular"	:	The Circular to Shareholders dated 21 June 2006.
"Companies Act"	:	The Companies Act, Chapter 50 of Singapore.
"Directors"	:	The Directors of the Company for the time being.
"EGM"	:	The extraordinary general meeting of the Company, notice of which is given on page 22 of this Circular.
"2006 EGM"	:	The extraordinary general meeting of the Company held on 25 July 2006.
"Latest Practicable Date"	:	28 May 2007, being the latest practicable date prior to the printing of this Circular.
"Listing Manual"	:	The Listing Manual of the SGX-ST, including any amendments made thereto up to the Latest Practicable Date.
"Memorandum"	:	The Memorandum of Association of the Company.
"SATS" or the **"Company"**	:	Singapore Airport Terminal Services Limited.
"Securities Accounts"	:	Securities accounts maintained by Depositors with CDP but not including securities sub-accounts maintained with a Depository Agent.
"SGX-ST"	:	Singapore Exchange Securities Trading Limited.
"Shareholders"	:	Registered holders of Shares, except that where the registered holder is CDP, the term "Shareholders" shall, where the context admits, mean the Depositors whose Securities Accounts are credited with Shares.
"Shares"	:	Ordinary shares in the capital of the Company.
"SIA"	:	Singapore Airlines Limited.
"Temasek"	:	Temasek Holdings (Private) Limited.
"S$"**, **"$" and **"cents"**	:	Singapore dollars and cents, respectively.
"%" or **"per cent."**	:	Per centum or percentage.

The terms "**Depositor**", "**Depository Agent**" and "**Depository Register**" shall have the meanings ascribed to them respectively in Section 130A of the Companies Act.

Words importing the singular shall, where applicable, include the plural and *vice versa*. Words importing the masculine gender shall, where applicable, include the feminine and neuter genders. References to persons shall include corporations.

The headings in this Circular are inserted for convenience only and shall be ignored in construing this Circular.

Any reference in this Circular to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Companies Act or any statutory modification thereof and not otherwise defined in this Circular shall have the same meaning assigned to it under the Companies Act or any statutory modification thereof, as the case may be.

Any reference to a time of day in this Circular is made by reference to Singapore time unless otherwise stated.

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No. 197201770G

Directors:

Cheng Wai Wing Edmund *(Chairman)*
Chew Choon Seng *(Deputy Chairman)*
Khaw Kheng Joo
Ng Kee Choe
Ow Chin Hock
Tan Jiak Ngee Michael
Yeo Chee Tong

Registered Office:

SATS Inflight Catering Centre 1
20 Airport Boulevard
Singapore 819659

14 June 2007

To: The Shareholders of
Singapore Airport Terminal Services Limited

Dear Sir/Madam

1. INTRODUCTION

1.1 **EGM.** The Directors are convening the EGM to be held on 26 July 2007 to seek Shareholders' approval for the following proposals:

(a) the proposed renewal of the IPT Mandate (as defined in paragraph 2.1 below); and

(b) the proposed alterations to the Memorandum.

1.2 **Circular.** The purpose of this Circular is to provide Shareholders with information relating to the proposals to be tabled at the EGM.

1.3 **SGX-ST.** The SGX-ST assumes no responsibility for the accuracy of any of the statements made or opinions expressed in this Circular.

2. THE PROPOSED RENEWAL OF THE MANDATE FOR INTERESTED PERSON TRANSACTIONS

2.1 **Background.** At the 2006 EGM, Shareholders approved, *inter alia*, the renewal of a mandate (the "**IPT Mandate**") to enable the Company, its subsidiaries and associated companies which are considered to be "entities at risk" (as that term is used in Chapter 9 of the Listing Manual) (the "**EAR Group**") to enter into certain interested person transactions with the classes of interested persons (the "**Interested Persons**") as set out in the IPT Mandate. Particulars of the IPT Mandate were set out in Appendix 1 to the 2006 Circular and Ordinary Resolution 1 as set out in the Notice of the 2006 EGM.

The IPT Mandate was expressed to take effect until the conclusion of the next Annual General Meeting of the Company being the 34th Annual General Meeting which is scheduled to be held on 26 July 2007, immediately preceding the EGM.

2.2 **The Proposed Renewal of the IPT Mandate.** The Directors propose that the IPT Mandate be renewed at the EGM to take effect until the 35th Annual General Meeting of the Company. The particulars of the interested person transactions in respect of which the IPT Mandate is sought to be renewed remain unchanged.

2.3 **Appendix 1.** Details of the IPT Mandate, including the rationale for, and the benefits to, the Company, the review procedures for determining transaction prices with the Interested Persons and other general information relating to Chapter 9 of the Listing Manual, are set out in Appendix 1 to this Circular.

2.4 **Audit and Risk Management Committee Statement.** The Audit and Risk Management Committee of the Company, comprising Ng Kee Choe, Ow Chin Hock and Tan Jiak Ngee Michael, confirms that:

(a) the methods or procedures for determining the transaction prices under the IPT Mandate have not changed since the 2006 EGM; and

(b) the methods or procedures referred to in sub-paragraph (a) above are sufficient to ensure that the transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and its minority Shareholders.

3. THE PROPOSED ALTERATIONS TO THE MEMORANDUM OF ASSOCIATION

3.1 **Objects and Powers of the Company.** Paragraph 3 of the Memorandum sets out in detail the specific objects and powers of the Company. Paragraph 3 of the Memorandum also provide that the Company may exercise each and every power set forth in the Third Schedule of the Companies Act, subject however to the restrictions concerning the Company's power to deal contained in Clauses 11 and 21 of the Third Schedule of the Companies Act. The power set out in Clause 11 of the said Third Schedule is the power to invest and deal with the money of the Company not immediately required in such manner as may from time to time be thought fit. The power set out in Clause 21 of the said Third Schedule is the power to sell, improve, manage, develop, exchange, lease, dispose of, turn to account, or otherwise deal with all or any part of the property and rights of the Company.

3.2 **2004 Amendments to the Companies Act.** The setting out of an objects clause in the Memorandum was a requirement under Section 22 of the Companies Act in operation prior to the Companies (Amendment) Act 2004 of Singapore (the "**2004 Amendment Act**").

The Companies Act was amended in 2004 pursuant to the 2004 Amendment Act. Section 22 of the Companies Act was amended, *inter alia*, to remove the requirement that the memorandum of a company must state the objects of a company.

In addition, another amendment related to Section 23 of the Companies Act. Before the amendment, Section 23 of the Companies Act provided that a company shall have certain prescribed powers, which include all of the powers set out in the Third Schedule of the Companies Act unless such powers were expressly excluded or modified in the memorandum or articles of association of the company. The Third Schedule of the Companies Act sets out in broad terms the powers of a company.

The 2004 Amendment Act amended Section 23 of the Companies Act to delete the various prescribed powers of a company. The Third Schedule of the Companies Act, which sets out the powers of a company, was also repealed pursuant to the 2004 Amendment Act. Section 23 of the Companies Act, as amended by the 2004 Amendment Act, now provides that a company has full capacity to carry out any business or activity and has full rights, powers and privileges for such purposes, except to the extent limited by its memorandum or articles of association.

3.3 **Proposed Alterations to the Memorandum.** It is proposed that paragraph 3 of the Memorandum be deleted in its entirety and be substituted with a general provision to the effect that, subject to the provisions of the Companies Act or any other written law and its Memorandum and Articles, the Company has (a) full capacity to carry on or undertake any business or activity, do any act or enter into any transaction; and (b) for these purposes, full rights, powers and privileges.

3.4 **Rationale for the Proposed Alterations.** The Company is proposing the proposed alterations to paragraph 3 of the Memorandum in view of the changes to Sections 22 and 23 of the Companies Act and the repeal of the Third Schedule of the Companies Act arising by reason of the 2004 Amendment Act. The full objects clause now provided in the Memorandum which sets out an extensive list of the activities which the Company has capacity or power to engage in was previously required under law. It is no longer so required. Section 23 of the Companies Act now provides that a company has full capacity to carry on or undertake any business or activity, do any act or enter into any transactions, subject to the law and to provisions of its memorandum or articles of association.

The Company proposes to take advantage of the flexibility now afforded by the new Section 23 of the Companies Act. By altering its Memorandum to reflect the new Section 23 of the Companies Act, the Company will have all the powers of a natural person, with full capacity and ability to carry on or undertake any business or activity, and to enter into any transaction.

The proposed alterations to paragraph 3 of the Memorandum will provide flexibility to the Company to adapt to the rapidly changing business environment, and to undertake various business activities and enter into business transactions for the benefit of the Company and its Shareholders. The proposed alterations will also remove any uncertainty as to whether the Company has the power to act in a particular way or to engage in a particular transaction arising from unduly restrictive provisions in the Memorandum.

Notwithstanding the proposed alterations to the Memorandum, the Company will still be required to comply with the Companies Act and the Listing Manual in carrying on its business and undertaking business activities. For example, if required by Chapter 10 of the Listing Manual, the Company will have to obtain Shareholders' approval to enter into a transaction for the acquisition or disposal of assets.

3.5 **Appendix 2.** Existing paragraph 3 of the Memorandum and the proposed new paragraph 3 of the Memorandum are set out in Appendix 2 to this Circular. The proposed alterations to the Memorandum are subject to Shareholders' approval.

4. DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS

4.1 **Directors' Interests in Shares.** The interests of the Directors in the Shares as recorded in the Register of Directors' Shareholdings as at the Latest Practicable Date are set out below:

	Direct Interest		Deemed Interest[1]		Number of Shares comprised in outstanding options/awards
Director	Number of Shares	%[2]	Number of Shares	%[2]	
Cheng Wai Wing Edmund	—	—	—	—	—
Chew Choon Seng	10,000	0.0009	—	—	—
Khaw Kheng Joo	—	—	—	—	—
Ng Kee Choe	11,000	0.0010	—	—	—
Ow Chin Hock	—	—	—	—	—
Tan Jiak Ngee Michael	16,000	0.0015	—	—	—
Yeo Chee Tong	—	—	—	—	—

Notes:

[1] Deemed interests refer to interests determined pursuant to Section 7 of the Companies Act.

[2] Based on 1,068,361,220 Shares in issue as at the Latest Practicable Date.

4.2 **Substantial Shareholders' Interests in Shares.** The interests of the substantial Shareholders in the Shares as recorded in the Register of Substantial Shareholders as at the Latest Practicable Date are set out below:

	Direct Interest		Deemed Interest[1]		Total Interest	
Substantial Shareholder	Number of Shares	%[2]	Number of Shares	%[2]	Number of Shares	%[2]
SIA	870,000,000	81.43	—	—	870,000,000	81.43
Temasek	—	—	870,040,000	81.44	870,040,000	81.44

Notes:

[1] Deemed interests refer to interests determined pursuant to Section 7 of the Companies Act.

[2] Based on 1,068,361,220 Shares in issue as at the Latest Practicable Date.

4.3 **Abstention from Voting.** Chew Choon Seng (being an employee of SIA) will abstain from voting his Shares, if any, at the EGM in respect of Resolution 1, being the Ordinary Resolution relating to the proposed renewal of the IPT Mandate. He will also not accept nominations to act as proxy, corporate representative or attorney to vote in respect of Resolution 1 unless that Shareholder appointing him indicates clearly how votes are to be cast in respect of Resolution 1.

Temasek and its associates (which include SIA and its associates), being Interested Persons, will also abstain from voting their Shares, if any, in respect of Resolution 1. Temasek and its associates shall also decline to accept appointments as proxies for any Shareholder to vote in respect of Resolution 1 unless the Shareholder concerned shall have given instructions in his Proxy Form as to the manner in which his votes are to be cast in respect of Resolution 1.

5. DIRECTORS' RECOMMENDATIONS

5.1 **Proposed Renewal of IPT Mandate.** The Directors who are considered independent for the purposes of the proposed renewal of the IPT Mandate are Cheng Wai Wing Edmund, Khaw Kheng Joo, Ng Kee Choe, Ow Chin Hock, Tan Jiak Ngee Michael and Yeo Chee Tong (the "**Independent Directors**"). The Independent Directors are of the opinion that the entry into of the interested person transactions between the EAR Group (as described in paragraph 2.1.2 of Appendix 1 to this Circular) and those Interested Persons (as described in paragraph 2.3 of Appendix 1 to this Circular) in the ordinary course of their respective businesses will be made to enhance the efficiency of the EAR Group and are in the best interests of the Company.

For the reasons set out in paragraphs 2.1 and 2.6 of Appendix 1 to this Circular, the Independent Directors recommend that Shareholders vote in favour of Resolution 1, being the Ordinary Resolution relating to the proposed renewal of the IPT Mandate at the EGM.

5.2 **Proposed Alterations to Memorandum.** The Directors are of the opinion that the proposed alterations to the Memorandum are in the best interests of the Company. Accordingly, they recommend that Shareholders vote in favour of Resolution 2, being the Special Resolution relating to the proposed alterations to the Memorandum.

6. EXTRAORDINARY GENERAL MEETING

The EGM, notice of which is set out on page 22 of this Circular, is being convened to be held at Mandarin Court, 4th Floor, Grand Tower, Meritus Mandarin Singapore, 333 Orchard Road, Singapore 238867, on 26 July 2007 at 10.15 a.m. (or as soon thereafter following the conclusion or adjournment of the 34th Annual General Meeting of the Company to be held at 10.00 a.m. on the same day and at the same place) for the purpose of considering and, if thought fit, passing the Ordinary and Special Resolutions set out in the Notice of the EGM.

7. ACTION TO BE TAKEN BY SHAREHOLDERS

7.1 **Appointment of Proxies.** If a Shareholder is unable to attend the EGM and wishes to appoint a proxy to attend and vote on his behalf, he should complete, sign and return the attached Proxy Form in accordance with the instructions printed thereon as soon as possible and, in any event, so as to arrive at the office of the Company's Share Registrar, M & C Services Private Limited, 138 Robinson Road #17-00, The Corporate Office, Singapore 068906, not later than 10.15 a.m. on 24 July 2007. Completion and return of the Proxy Form by a Shareholder will not prevent him from attending and voting at the EGM if he so wishes.

7.2 **When Depositor regarded as Shareholder.** A Depositor shall not be regarded as a Shareholder entitled to attend the EGM and vote thereat unless his name appears on the Depository Register at least 48 hours before the EGM.

8. INSPECTION OF DOCUMENTS

The following documents are available for inspection at the registered office of the Company at SATS Inflight Catering Centre 1, 20 Airport Boulevard, Singapore 819659 during normal business hours from the date of this Circular up to the date of the EGM:

(a) the audited consolidated accounts of the Company for the financial year ended 31 March 2007;

(b) the Memorandum and the Articles; and

(c) the 2006 Circular.

9. RESPONSIBILITY STATEMENT

The Directors collectively and individually accept responsibility for the accuracy of the information given in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, the facts stated and opinions expressed in this Circular are fair and accurate and that there are no material facts the omission of which would make any statement in this Circular misleading.

Yours faithfully
for and on behalf of the
Board of Directors of
Singapore Airport Terminal Services Limited

Cheng Wai Wing Edmund
Chairman

THE IPT MANDATE

1. CHAPTER 9 OF THE LISTING MANUAL

1.1 Chapter 9 of the listing manual (the "**Listing Manual**") of the Singapore Exchange Securities Trading Limited ("**SGX-ST**") governs transactions by a listed company, as well as transactions by its subsidiaries and associated companies that are considered to be at risk, with the listed company's interested persons. When this Chapter applies to a transaction and the value of that transaction alone or on aggregation with other transactions conducted with the interested person during the same financial year reaches, or exceeds, certain materiality thresholds, the listed company is required to make an immediate announcement, or to make an immediate announcement and seek its shareholders' approval for that transaction.

1.2 Except for certain transactions which, by reason of the nature of such transactions, are not considered to put the listed company at risk to its interested persons and hence are excluded from the ambit of Chapter 9 of the Listing Manual ("**Chapter 9**"), immediate announcement and shareholders' approval would be required in respect of transactions with interested persons if certain financial thresholds (which are based on the value of the transaction as compared with the listed company's latest audited consolidated net tangible assets ("**NTA**")) are reached or exceeded. In particular, shareholders' approval is required for an interested person transaction of a value equal to, or exceeding:

(a) 5% of the listed company's latest audited consolidated NTA; or

(b) 5% of the listed company's latest audited consolidated NTA, when aggregated with other transactions entered into with the same interested person (as such term is construed under Chapter 9) during the same financial year.

1.3 Based on the latest audited consolidated accounts of Singapore Airport Terminal Services Limited ("**SATS**" or the "**Company**") and its subsidiaries (collectively, the "**SATS Group**") for the financial year ended 31 March 2007, the consolidated NTA of the SATS Group was approximately S$1,189.3 million. In relation to SATS, and for the purposes of complying with Chapter 9, in the current financial year and until such time as the consolidated audited accounts of the SATS Group for the financial year ending 31 March 2007 are published, 5% of the latest audited consolidated NTA of the SATS Group would be approximately S$59.5 million.

1.4 Chapter 9 permits a listed company, however, to seek a general mandate from its shareholders for recurrent transactions of a revenue or trading nature or those necessary for its day-to-day operations such as the purchase and sale of supplies and materials (but not in respect of the purchase or sale of assets, undertakings or businesses) that may be carried out with the listed company's interested persons.

1.5 Under the Listing Manual:

(a) an "**approved exchange**" means a stock exchange that has rules which safeguard the interests of shareholders against interested person transactions according to similar principles to Chapter 9;

(b) an "**associate**" in relation to an interested person who is a director, chief executive officer or controlling shareholder includes an immediate family member (that is, the spouse, child, adopted child, step-child, sibling or parent) of such director, chief executive officer or controlling shareholder, the trustees of any trust of which the director/his immediate family, the chief executive officer/his immediate family or controlling shareholder/his immediate

family is a beneficiary or, in the case of a discretionary trust, is a discretionary object, and any company in which the director/his immediate family, the chief executive officer/his immediate family or controlling shareholder/his immediate family has an aggregate interest (directly or indirectly) of 30% or more, and, where a controlling shareholder is a corporation, its subsidiary or holding company or fellow subsidiary or a company in which it and/or they have (directly or indirectly) an interest of 30% or more;

(c) an "**associated company**" means a company in which at least 20% but not more than 50% of its shares are held by the listed company or group;

(d) "**control**" means the capacity to dominate decision-making, directly or indirectly, in relation to the financial and operating policies of a company;

(e) a "**controlling shareholder**" means a person who (i) holds directly or indirectly 15% or more of the nominal amount of all voting shares in the company (the SGX-ST may determine that such person is not a controlling shareholder) or (ii) in fact exercises control over a company;

(f) an "**entity at risk**" means:–

(i) the listed company;

(ii) a subsidiary of the listed company that is not listed on the SGX-ST or an approved exchange; or

(iii) an associated company of the listed company that is not listed on the SGX-ST or an approved exchange, provided that the listed company and/or its subsidiaries (the "**listed group**"), or the listed group and its interested person(s), has control over the associated company;

(g) an "**interested person**" means a director, chief executive officer or controlling shareholder of the listed company or an associate of such director, chief executive officer or controlling shareholder; and

(h) an "**interested person transaction**" means a transaction between an entity at risk and an interested person.

2. THE IPT MANDATE

2.1 Rationale for the IPT Mandate

2.1.1 It is anticipated that the EAR Group (as defined in paragraph 2.1.2 below) would, in the ordinary course of its business, enter into certain transactions with its Interested Persons (as defined below). It is likely that such transactions will occur with some degree of frequency and could arise at any time. Such transactions include, but are not limited to, the transactions described in paragraph 2.4 below. Among other things, the entry into of financial and treasury support transactions described in paragraph 2.4(b) below will benefit the EAR Group, as the EAR Group will have access to competitive quotes from its Interested Persons in addition to obtaining quotes from, or transacting with, non-Interested Persons. Similarly, the Company notes that the energy industry in Singapore is undergoing deregulation and may obtain electricity and other power sources and utilities from interested persons that carry on such business. Given the anticipated competition arising from the deregulation, it may be beneficial to the EAR Group to enter into such transactions with the relevant Interested Persons to take advantage of such competition in terms of pricing, products and services.

2.1.2 Owing to the time-sensitive nature of commercial transactions, the Directors of the Company (the "**Directors**") are seeking approval from the shareholders of the Company (the "**Shareholders**") for this proposed IPT Mandate pursuant to Chapter 9 to enable:

(a) SATS;

(b) subsidiaries of SATS (excluding subsidiaries listed on the SGX-ST or an approved exchange); and

(c) associated companies of SATS (excluding associated companies listed on the SGX-ST or an approved exchange) over which the SATS Group, or the SATS Group and interested person(s) of SATS has or have control,

(together, the "**EAR Group**"), or any of them, in the normal course of their business, to enter into the categories of interested person transactions ("**Interested Person Transactions**") described in paragraph 2.4 below with the specified classes of SATS' interested persons (the "**Interested Persons**") set out in paragraph 2.3.1 below, provided that such transactions are made on the EAR Group's normal commercial terms.

2.1.3 The IPT Mandate will take effect from the date of the passing of the ordinary resolution relating thereto, to be proposed at the Extraordinary General Meeting of the Company to be held on 26 July 2007, and will (unless revoked or varied in general meeting) continue in force until the next Annual General Meeting ("**AGM**") of the Company. Thereafter, approval from Shareholders for a renewal of the IPT Mandate will be sought at each subsequent AGM of the Company, subject to the satisfactory review by the Audit and Risk Management Committee of the Company (the "**Audit and Risk Management Committee**") of its continued application to the transactions with Interested Persons.

2.2 Scope of the IPT Mandate

2.2.1 Singapore Airlines Limited ("**SIA**") and its subsidiaries provide a whole range of services to the EAR Group including financial support, technical and information technology services, insurance services, central purchasing, internal audit and other support services, whilst the EAR Group provides, *inter alia,* air freight and ground handling services, inflight meal and food catering services, laundry and linen services and security services to SIA, SilkAir (Singapore) Private Limited and Singapore Airlines Cargo Pte Ltd. The EAR Group also provides certain security and other services to SIA Engineering Company Limited.

2.2.2 The IPT Mandate will not cover any transaction by a company in the EAR Group with an Interested Person that is below S$100,000 in value as the threshold and aggregation requirements of Chapter 9 would not apply to such transactions.

2.3 Classes of Interested Persons

2.3.1 The IPT Mandate will apply to the Interested Person Transactions (as described in paragraph 2.4 below) which are carried out with Temasek Holdings (Private) Limited and its associates (which include SIA and its associates).

2.3.2 Transactions with Interested Persons which do not fall within the ambit of the IPT Mandate shall be subject to the relevant provisions of the Listing Manual. The IPT Mandate does not apply to Interested Person Transactions with the Chief Executive Officer of the Company (the "**CEO**"), the Directors, and their respective associates, for which separate Shareholders' approval will be obtained if it becomes necessary to do so.

2.4 Interested Person Transactions

The Interested Person Transactions which will be covered by the IPT Mandate and the benefits to be derived from them are the general transactions by the EAR Group relating to the provision to, or the obtaining from or through, Interested Persons, or the joint transacting with Interested Persons for, products and services in the normal course of business of the EAR Group (but not in respect of the purchase or sale of assets, undertakings or businesses), including:

(a) air freight, logistics and other cargo-related services, and passenger, baggage and other ground handling services, food supply, inflight meal and food catering services, food testing services, laundry and linen services and security services;

(b) provision of central purchasing, financial and treasury support (including borrowing of funds from, and placement of funds with, Interested Persons, entry into forex, swap and option transactions with or through Interested Persons for hedging purposes, subscription of debt securities issued by Interested Persons, and provision of fund management services), tax, internal audit, staff training and centrally organised activities and meetings for staff and management, staff transportation and other personnel-related or staff welfare-related services, provision of management and corporate support, staff pooling, technical support, central reservations and other telecommunications systems and support, and other related services;

(c) provision of technical and information technology services, including the acquisition and leasing of computer equipment, provision of computer maintenance services and systems, development, licensing and acquisition of computer software programmes, and other information technology-related equipment, goods and services;

(d) rental and licensing of space, both as lessor/lessee and licensor/licensee, provision of building maintenance services, property management services, and the development of property for investment purposes;

(e) the obtaining of insurances and the underwriting of risks;

(f) the obtaining of electricity and other power sources and utilities; and

(g) any other transaction relating to the provision of or obtaining from or through, Interested Persons, or the joint transacting with Interested Persons for, products and services related to the EAR Group's principal and ancillary activities in the normal course of its business and on normal commercial terms.

2.5 Review Procedures for Interested Person Transactions subject to the IPT Mandate (the "Mandated Interested Person Transactions")

2.5.1 The EAR Group has established the following procedures to ensure that Mandated Interested Person Transactions are undertaken on the EAR Group's normal commercial terms:–

(a) *Review Procedures*

There are procedures established by the EAR Group to ensure that Mandated Interested Person Transactions are undertaken on the EAR Group's normal commercial terms, consistent with the EAR Group's usual business practices and policies, which are generally no more favourable to the Interested Persons than those extended to unrelated third parties.

In particular, the following review procedures have been put in place.

(i) *Provision of Services or the Sale of Products*

The review procedures are:

(aa) all contracts entered into or transactions with Interested Persons are to be carried out at the prevailing market rates or prices of the service or product providers, on terms which are generally no more favourable to the Interested Persons than the usual commercial terms that would be extended to unrelated third parties (including, where applicable, preferential rates/prices/discounts accorded for bulk or high volume purchases) or otherwise in accordance with applicable industry norms; and

(bb) where the prevailing market rates or prices are not available due to the nature of the service to be provided or the product to be sold, the EAR Group's pricing for such services to be provided or products to be sold to Interested Persons is determined in accordance with the EAR Group's usual business practices and pricing policies, consistent with the key terms to be obtained by the EAR Group for the same or substantially similar type of contract or transaction with unrelated third parties, taking into consideration factors including but not limited to, quantity, volume, consumption, customer requirements, specifications, duration of contract, strategic purposes of the transaction or the limited resources available to the EAR Group.

(ii) *Obtaining of Services or the Purchasing of Products*

All purchases made by the EAR Group, including purchases from Interested Persons are governed by internal control procedures which detail matters such as the constitution of internal approving authorities, their monetary jurisdictions, the number of vendors from whom bids are to be obtained and the review procedures. The guiding principle is to objectively obtain the best goods and/or services on the best terms. Tender exercises are generally conducted for most of our purchases except in the case of transactions of value below certain thresholds specified in the internal control procedures. Where it is not possible, practicable or appropriate for a tender to be called (for example, where the service is required urgently or where conducting an effective tender would require disclosure of confidential price-sensitive information), an authorised senior management staff within the EAR Group will determine whether the price and terms offered by the Interested Person are on normal commercial terms.

In the case where a tender exercise is conducted, the invitation for bids will generally include a specimen contract to preclude negotiations by the vendor on the terms of supply after the successful vendor is selected by the tenders committee. There will be written contractual terms of supply applicable to each tender. The tender review procedures require:

(aa) (in the case of the SATS Group) an open tender for bids to be called if there are more than 6 known vendors for the contract or item unless this requirement is waived by the tenders committee in exceptional circumstances, in which case a closed tender will be called; if there are 6 or fewer known vendors, a closed tender for bids will be called inviting all the known vendors to bid; and

(bb) (in the case of the associated company of the Company forming part of the EAR Group) an open tender for bids to be called if the value of the contract exceeds a specified amount; if it does not exceed such amount, a closed tender for bids will be called inviting all known vendors to bid.

For the purpose of this provision, the expression "**known vendors**" refers to vendors known to the relevant purchaser of services or products within the EAR Group or the relevant purchasing authority, which the tenders committee considers to have the requisite qualification for the contract. Bids which are received, regardless of whether they are from Interested Persons or not will be subject to the same evaluation criteria based on price, product quality, delivery schedules, specification compliance, track record, experience and expertise. Preferential rates, rebates or discounts accorded for bulk purchases are also taken into account.

(iii) *Treasury Transactions*

(aa) Placements

In relation to the placement with any Interested Person by the EAR Group of its funds, the Company will require that quotations be obtained from such Interested Person and at least two other potential counterparties for rates of deposits with such counterparties of an equivalent amount, and for the equivalent period, of the funds to be placed by the EAR Group. The EAR Group will only place its funds with such Interested Person, provided that the terms quoted are generally no less favourable than the terms quoted by such counterparties for equivalent amounts, taking into account all relevant factors.

(bb) Borrowings

In relation to the borrowing of funds from any Interested Person by the EAR Group, the Company will require that quotations be obtained from such Interested Person and at least two other potential counterparties for rates for loans from such counterparties of an equivalent amount, and for the equivalent period, of the funds to be borrowed by the EAR Group. The EAR Group will only borrow funds from such Interested Person if the Interested Person offers the best rates and terms and best meets the EAR Group's requirements, taking into account all relevant factors.

(cc) Debt Securities and Preference Shares

In relation to the subscription of debt securities or preference shares issued by, or the purchase of debt securities or preference shares from, Interested Persons, the EAR Group will only subscribe for or purchase such debt securities or preference shares after assessment of the credit risk of such Interested Persons, provided that the price(s) at which the EAR Group subscribes for or purchases such debt securities or preference shares is not higher than the price(s) at which such debt securities or preference shares are subscribed for or purchased by unrelated third parties.

In relation to the issue or sale to Interested Persons of debt securities or preference shares, the EAR Group will issue or sell such debt securities or preference shares to Interested Persons provided that the price(s) at which the EAR Group issues or sells such debt securities or preference shares is not lower than the price(s) at which such debt securities or preference shares are issued

or sold to unrelated third parties. The EAR Group will also comply with all applicable laws and regulations in connection with the issue or sale of such debt securities or preference shares to Interested Persons.

(dd) Forex, Swaps, Options

In relation to forex, swaps and options transactions with any Interested Person by the EAR Group, the Company will require that rate quotations be obtained from such Interested Person and at least two other potential counterparties. The EAR Group will only enter into such forex, swaps or options transactions with such Interested Person if the Interested Person offers the best rates and terms and best meets the EAR Group's requirements, taking into account all relevant factors.

For the purposes of this sub-paragraph (iii), references to "**counterparties**" include, but are not limited to, banks, financial institutions or other corporates, which are not Interested Persons.

(b) *Threshold Limits*

In addition to the review procedures, the following review and approval procedures will be implemented to supplement existing internal control procedures for general transactions:

(i) Interested Person Transactions equal to or exceeding S$100,000 but less than S$3 million in value will be reviewed and approved by (aa) a senior member of the Company's management designated for such purpose by the CEO, (bb) the CEO or (cc) the Audit and Risk Management Committee;

(ii) Interested Person Transactions equal to or exceeding S$3 million but less than S$30 million in value will be reviewed and approved by (aa) the CEO or (bb) the Audit and Risk Management Committee;

(iii) Interested Person Transactions equal to or exceeding S$30 million in value will be reviewed and approved by the Board of Directors of the Company (the "**Board**") and the Audit and Risk Management Committee;

(iv) where the aggregate value of all Interested Person Transactions (including the latest Interested Person Transaction) entered into with the same Interested Person in the current financial year is equal to or exceeds S$3 million but below S$30 million in value, the latest and all future Interested Person Transactions equal to or above S$100,000 but below S$30 million in value will be reviewed and approved by (aa) the CEO or (bb) the Audit and Risk Management Committee; and

(v) where the aggregate value of all Interested Person Transactions (including the latest Interested Person Transaction) entered into with the same Interested Person in the current financial year is equal to or exceeds S$30 million in value, the latest and all future Interested Person Transactions equal to or above S$100,000 in value will be reviewed and approved by the Board and the Audit and Risk Management Committee.

References to the "**same Interested Person**" shall bear the meaning as set out in Rule 908 of the Listing Manual.

Individual transactions of a value less than S$100,000 do not require review and approval and will not be taken into account in the aggregation referred to in sub-paragraphs (iv) and (v) above. Interested Person Transactions entered into with the same Interested Person in previous financial years will not be taken into account in the aggregation of transactions for the purpose of the IPT Mandate under sub-paragraphs (iv) and (v) above.

2.5.2 A register will be maintained by the Company to record all Interested Person Transactions which are entered into pursuant to the IPT Mandate. The internal audit plan will incorporate an audit of Interested Person Transactions entered into pursuant to the IPT Mandate to ensure that the relevant approvals have been obtained and the review procedures in respect of such transactions are adhered to.

2.5.3 The Board and the Audit and Risk Management Committee shall review the internal audit reports to ascertain that the guidelines and procedures to monitor Interested Person Transactions have been complied with.

2.5.4 The Board and the Audit and Risk Management Committee shall have overall responsibility for the determination of the review procedures (including the interpretation and implementation thereof) with the authority to sub-delegate to individuals or committees within the Company as they deem appropriate. If a member of the Board or the Audit and Risk Management Committee has an interest in the transaction to be reviewed by the Board or the Audit and Risk Management Committee, as the case may be, he will abstain from any decision-making by the Board or the Audit and Risk Management Committee in respect of that transaction.

2.6 Benefit to Shareholders

2.6.1 The IPT Mandate and its subsequent renewal on an annual basis would eliminate the need to convene separate general meetings from time to time to seek Shareholders' approval as and when potential Interested Person Transactions with a specific class of Interested Persons arise, thereby reducing substantially administrative time and expenses in convening such meetings, without compromising the corporate objectives or adversely affecting the business opportunities available to the Company.

2.6.2 The IPT Mandate is intended to facilitate transactions in the normal course of business of the EAR Group which are transacted from time to time with the specified classes of Interested Persons, provided that they are carried out on the normal commercial terms of the relevant company in the EAR Group and are not prejudicial to the Shareholders.

2.6.3 Pursuant to Rules 907 and 920(1) of the Listing Manual, the Company will:

(a) announce the aggregate value (as determined by the Board) of transactions entered into with Interested Persons pursuant to the IPT Mandate, for the quarterly financial periods which it is required to report on pursuant to the Listing Manual, and within the time required for the announcement of such report; and

(b) disclose the IPT Mandate in the annual report of SATS, giving details of the aggregate value of Interested Person Transactions entered into pursuant to the IPT Mandate during the current financial year, and in the annual reports for the subsequent financial years during which a shareholders' mandate for interested person transactions is in force or as otherwise required by the provisions of the Listing Manual.

The name of the Interested Person and the corresponding aggregate value of the Interested Person Transactions entered into with the same Interested Person will be presented in the following format:

Name of interested person	Aggregate value of all interested person transactions during the financial year under review (excluding transactions less than S$100,000 and transactions pursuant to the IPT Mandate (or a shareholders' mandate for interested person transactions under Rule 920 of the Listing Manual))	Aggregate value of all interested person transactions under the IPT Mandate (or a shareholders' mandate for interested person transactions under Rule 920 of the Listing Manual) during the financial year under review (excluding transactions less than S$100,000)

2.7 Audit and Risk Management Committee's Statements

2.7.1 The Audit and Risk Management Committee has reviewed the terms of the IPT Mandate, as proposed to be amended and renewed, and is satisfied that the methods and procedures for determining the transaction prices as set out in the IPT Mandate are sufficient to ensure that Interested Person Transactions will be carried out on normal commercial terms and will not be prejudicial to the interests of the Company and its minority Shareholders.

2.7.2 The Audit and Risk Management Committee will, in conjunction with its review of the internal audit reports and relevant Interested Person Transactions, as the case may be, also review the established guidelines and procedures to ascertain that they have been complied with. Further, if during these periodic reviews by the Audit and Risk Management Committee, the Audit and Risk Management Committee is of the view that the methods and procedures as stated above are not sufficient to ensure that these Interested Person Transactions will be on normal commercial terms and will not be prejudicial to the interests of the Company and its minority Shareholders, the Company will revert to Shareholders for a fresh mandate based on new methods and procedures for transactions with Interested Persons.

THE PROPOSED ALTERATIONS TO THE MEMORANDUM OF ASSOCIATION

The alterations which are proposed to be made to the Memorandum are set out below.

Existing Paragraph 3

3. *The objects for which the Company is established are:–*

   (a) *To carry on the business of an investment holding company and for that purpose to purchase or otherwise acquire and to hold shares, stocks, debentures, debenture stock, bonds, warrants, notes, debts, mortgages, obligations and securities of any kind whatsoever issued or guaranteed by any corporation or undertaking wherever incorporated or carrying on business, and shares, stocks, debentures, debenture stocks, bonds, warrants, notes, debts, mortgages, obligations and securities issued or guaranteed by any government, sovereign ruler, commissioners, trusts municipal, local or other authority or body of whatever nature in any part of the world and such other securities as the Company may determine from time to time.*

   (b) *To establish, develop and carry on all aspects of business connected with air terminal services including passenger handling, apron services, baggage services, aircraft interior cleaning, cargo handling, motor transport, security, catering and cabin services; to provide administrative and management services in relation thereto including secretarial, legal, accounting, commercial and personnel services and to do anything which is calculated to facilitate or is incidental or conducive to the provisions of those services.*

   (c) *To acquire, hold or have shares, stock, debentures, debenture stock, bonds, warrants, notes, debts, mortgages, obligations or securities by original subscription, contract, tender, purchase, exchange, underwriting, participation in syndicates or otherwise, and whether or not fully paid up, and to subscribe for the same subject to such terms and conditions (if any) as may be thought fit.*

   (d) *To accept all or any shares, stocks, debentures, debenture stock, bonds, warrants, obligations or securities issued or guaranteed by any corporation or undertaking in payment or for any services rendered or for any sale made to or debt or obligation owing by any such corporation or undertaking or for any business undertaken or in respect of any rights, licenses, concessions or privileges granted by the Company.*

   (e) *To enter into partnership or into any arrangement for sharing profits, union of interests, cooperation, joint adventure, reciprocal concession, or otherwise, with any person or company carrying on or engaged in, or about to carry on or engage in, any business or transaction which this Company is authorised to carry on or engage in, or any business or transaction capable of being conducted so as directly or indirectly to benefit this Company.*

   (f) *To enter into any arrangements with any government or authorities, supreme, municipal, local or otherwise, that may seem conducive to the Company's objects, or any of them, and to obtain from any such government or authority, any rights, privileges, and concessions which the Company may think it desirable to obtain, and to carry out, exercise and comply with any such arrangements, rights, privileges, and concessions.*

   (g) *To subcontract the performance of any contract entered into by the Company and to carry out all or any of the objects of the Company either as principals, agents, trustees, contractors, or otherwise and either alone or in conjunction with others, and either by or through local managers, agents, subcontractors, trustees or otherwise.*

(h) *To invest the money of the Company in such securities, investments or properties and in such manner as from time to time be thought fit.*

(i) *To improve, manage, develop, exchange or lease all or any part of the property and rights of the Company.*

(j) *To purchase, take-on lease or in exchange, hire or otherwise acquire and hold any lands and buildings and any estate, right or interest in and connected with lands or buildings or both or any other form of real or personal property rights or privileges or any interest in the same or in any mortgages.*

(k) *To construct, maintain and alter any buildings, or works necessary or convenient for the purposes of the Company.*

(l) *To borrow or raise money or secure obligations (whether of the Company or any other person) in such manner as may be thought fit, and for that purpose to issue notes, debentures, or debenture stock, perpetual or redeemable, or to accept bills of exchange or make promissory notes and to secure the repayment of any moneys borrowed or raised or owing by the Company or any other person by a charge or lien upon or conveyance of the whole or any part of the Company's property or assets, including its uncalled capital, upon such terms as to priority or otherwise, as the Company shall think fit and to give to lenders and creditors or trusts on their behalf, powers of sale and all other usual and necessary powers.*

(m) *To secure or discharge any debt or obligation of or binding on the Company in such manner as may be thought fit and in particular by mortgages and charges upon the undertaking and all or any of the assets and property (present and future) and the uncalled capital of the Company, or by the creation and issue on such terms as may be thought expedient of debentures, debenture stock, or other securities of any description or by the issue of shares credited as fully or partly paid up.*

(n) *To lend and advance money or give credit to any person or company; to give guarantee or indemnities for the payment of money or the performance of contracts or obligations by any person or company; to secure or undertake in any way the repayment of moneys lent or advanced to or the liabilities incurred by any person or company and otherwise to assist any person or company.*

(o) *To carry on any other trade or business whatsoever which can, in the opinion of the Board of Directors, be advantageously carried on by the Company in connection with or as ancillary to any of the above businesses or the general business of the Company and to do all such other things as in the opinion of the Company or its Directors are incidental or conducive to the attainment of any of the above objects or any objects of a like or similar nature.*

(p) *Subject to the exclusion herein contained, to exercise each and every one of the powers set forth in the Third Schedule to the Companies Act, Cap. 50.*

AND IT IS HEREBY DECLARED as follows:–

(i) *that the power to deal contained in Clauses 11 and 21 of the Third Schedule to the Companies Act be and is hereby expressly excluded.*

(ii) *that the Company shall have power to do any of the above (whether in one or different paragraphs) apart from any other of the said matters and that none of the above descriptions shall be limited or restrained by reference to the name of the Company or to matters of the same or some similar kind elsewhere in this clause referred to or shall be otherwise limited or restrained by any other part of this clause nor by any inference to be drawn from such other part and so that wherever such construction is possible the objects specified in this clause may be construed in as wide a sense as if each other paragraphs hereof defined the objects of a separate and independent company.*

APPENDIX 2

Proposed Alterations to Existing Paragraph 3

By deleting existing paragraph 3 in its entirety and substituting therefor the following:

"3. Subject to the provisions of the Companies Act, Chapter 50 and any other written law and the Memorandum and Articles of Association, the Company has:

(a) full capacity to carry on or undertake any business or activity, do any act or enter into any transaction; and

(b) for the purposes of paragraph (a) above, full rights, powers and privileges."

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

(Incorporated in the Republic of Singapore)
Company Registration No. 197201770G

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the shareholders (the "**Shareholders**") of Singapore Airport Terminal Services Limited (the "**Company**") will be held at Mandarin Court, 4th Floor, Grand Tower, Meritus Mandarin Singapore, 333 Orchard Road, Singapore 238867, on Thursday, 26 July 2007 at 10.15 a.m. (or as soon thereafter following the conclusion or adjournment of the 34th Annual General Meeting of the Company to be held at 10.00 a.m. on the same day and at the same place) for the purpose of considering and, if thought fit, approving, with or without amendment, the following Resolutions, of which Resolution 1 will be proposed as an Ordinary Resolution and Resolution 2 will be proposed as a Special Resolution:

Resolution 1: Ordinary Resolution
The Proposed Renewal of the Mandate for Interested Person Transactions

That:

(a) approval be and is hereby given, for the purposes of Chapter 9 of the listing manual ("**Chapter 9**") of the Singapore Exchange Securities Trading Limited, for the Company, its subsidiaries and associated companies that are "entities at risk" (as that term is used in Chapter 9), or any of them, to enter into any of the transactions falling within the types of interested person transactions described in Appendix 1 to the Circular to Shareholders dated 14 June 2007 (the "**Circular**") with any party who is of the class of interested persons described in Appendix 1 to the Circular, provided that such transactions are made on normal commercial terms and in accordance with the review procedures for such interested person transactions;

(b) the approval given in paragraph (a) above (the "**IPT Mandate**") shall, unless revoked or varied by the Company in general meeting, continue in force until the conclusion of the next Annual General Meeting of the Company; and

(c) the Directors of the Company be and are hereby authorised to complete and do all such acts and things (including executing all such documents as may be required) as they may consider expedient or necessary or in the interests of the Company to give effect to the IPT Mandate and/or this Resolution.

Resolution 2: Special Resolution
The Proposed Alterations to the Memorandum of Association

That the Memorandum of Association of the Company be altered in the manner and to the extent as set out in Appendix 2 to the Circular to Shareholders dated 14 June 2007.

BY ORDER OF THE BOARD

SHIREENA JOHAN WOON
Company Secretary

14 June 2007
Singapore

Notes:

1. A member of the Company entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint not more than two proxies to attend and vote instead of him. A proxy need not be a member of the Company.
2. The instrument appointing a proxy or proxies must be deposited at the office of the Company's Share Registrar, M & C Services Private Limited, 138 Robinson Road #17-00, The Corporate Office, Singapore 068906 not less than 48 hours before the time appointed for the Extraordinary General Meeting.

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No. 197201770G

1. For investors who have used their CPF monies to buy the Company's shares, this Circular is forwarded to them at the request of their CPF approved nominees and is sent solely FOR THEIR INFORMATION ONLY.
2. This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

PROXY FORM

*I/We ______________________________ (NRIC/Passport No. ________________)

of ____

being a member/members of Singapore Airport Terminal Services Limited (the "**Company**") hereby appoint

Name	Address	NRIC/ Passport No.	Proportion of Shareholdings (No. of Shares)

and/or (delete as appropriate)

or failing *him/her, the Chairman of the Extraordinary General Meeting ("**EGM**") of the Company as *my/our *proxy/proxies to attend and vote for *me/us and on *my/our behalf and, if necessary, to demand a poll, at the EGM of the Company, to be held on 26 July 2007 at Mandarin Court, 4th Floor, Grand Tower, Meritus Mandarin Singapore, 333 Orchard Road, Singapore 238867 at 10.15 a.m. (or as soon thereafter following the conclusion or adjournment of the 34th Annual General Meeting of the Company to be held at 10.00 a.m. on the same day and at the same place) and at any adjournment thereof.

*I/We direct *my/our *proxy/proxies to vote for or against the Resolutions to be proposed at the EGM as indicated hereunder. If no specific direction as to voting is given, the *proxy/proxies will vote or abstain from voting at *his/their discretion, as *he/they will on any other matter arising at the EGM and at any adjournment thereof. If no person is named in the above boxes, the Chairman of the EGM shall be *my/our *proxy/proxies to vote, for or against the Resolutions to be proposed at the EGM as indicated hereunder, for *me/us and on *my/our behalf and, if necessary, to demand a poll, at the EGM and at any adjournment thereof.

No.	Resolutions	**For	**Against
1	**Ordinary Resolution** To approve the proposed renewal of the Mandate for Interested Person Transactions.		
2	**Special Resolution** To approve the proposed alterations to the Memorandum of Association of the Company.		

* Delete accordingly.
** Indicate your vote "For" or "Against" with a "√ " within the box provided.

Dated this______ day of____________________ 2007.

Total number of Shares held

____
Signature(s) of Member(s) or Common Seal

Important: Please read notes on the reverse side

Notes:

1. A member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote in his stead. Such proxy need not be a member of the Company.
2. Where a member appoints two proxies, he must specify the proportion of his shareholding to be represented by each proxy, failing which the appointments will be deemed to have been made in the alternative.
3. The instrument appointing a proxy or representative must be signed by the appointor or his duly authorised attorney or if the appointor is a corporation, it must be executed either under its common seal or signed by its attorney or officer duly authorised.
4. A corporation which is a member may also appoint by resolution of its directors or other governing body an authorised representative or representatives in accordance with its Articles of Association and Section 179 of the Companies Act, Chapter 50 of Singapore, to attend and vote on its behalf.
5. The instrument appointing a proxy or proxies (together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof) must be deposited at the office of the Company's Share Registrar, M & C Services Private Limited, 138 Robinson Road #17-00, The Corporate Office, Singapore 068906 at least 48 hours before the time appointed for the EGM.
6. On a show of hands, the Chairman of the EGM, who may be appointed as proxy by one or more members and who may also be a member in his own name, may vote as he deems fit, subject to applicable law.

fold along this line (1)

sats
one with you

Affix
Postage
Stamp

The Company Secretary
Singapore Airport Terminal Services Limited
c/o M & C Services Private Limited
138 Robinson Road #17-00
The Corporate Office
Singapore 068906

fold along this line (2)

7. A member should insert the total number of Shares held. If the member has Shares entered against his name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), he should insert that number of Shares. If the member has Shares registered in his name in the Register of Members, he should insert that number of Shares. If the member has Shares entered against his name in the Depository Register as well as Shares registered in his name in the Register of Members, he should insert the aggregate number of Shares. If no number is inserted, this form of proxy will be deemed to relate to all the Shares held by the member.
8. The Company shall be entitled to reject this instrument of proxy if it is incomplete, or illegible, or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in this instrument of proxy. In addition, in the case of a member whose Shares are entered in the Depository Register, the Company shall be entitled to reject this instrument of proxy which has been lodged if such member is not shown to have Shares entered against his name in the Depository Register at least 48 hours before the time appointed for holding the EGM as certified by The Central Depository (Pte) Limited to the Company.

your preferred partner

sats

one with you

3-31-07
AR/S



CONTENTS

mission STATEMENT

SATS aims to be the best handling agent in the world, providing airport ground handling, inflight catering and aviation security services of the highest quality, while giving value to customers and shareholders, and career fulfilment to staff.

Statistical Highlights

	2006-07	2005-06	% CHANGE
FINANCIAL STATISTICS			
GROUP ($ MILLIONS)			
Total revenue	945.7	932.0	1.5
Total expenditure	792.5	747.9	6.0
Operating profit	153.2	184.1	- 16.8
Profit before tax	219.8	246.1	- 10.7
Profit after tax	179.0	189.2	- 5.4
Profit attributable to equity holders of the Company	178.2	188.6	- 5.5
Share capital	215.6	179.8	19.9
Reserves			
Revenue reserve	1,111.3	1,018.2	9.1
Share-based compensation reserve	13.0	10.0	30.0
Foreign currency translation reserve	(31.2)	(9.5)	228.4
Statutory reserve	5.6	4.1	36.6
Fair value reserve	(0.1)	(0.1)	-
Equity attributable to equity holders of the Company	1,314.2	1,202.5	9.3
Return on equity holders' funds (%)	14.2	16.7	- 2.5 points
Total assets	1,804.2	1,717.9	5.0
Total debt	202.8	247.5	- 18.1
Total debt equity ratio (times)	0.15	0.21	- 0.06 time
Value added	675.1	665.1	1.5
Economic value added	60.7	79.8	- 23.9
PER SHARE DATA			
Earnings before tax (cents)	20.9	23.7	- 11.8
Earnings after tax (cents)			
- basic	17.0	18.2	- 6.6
- diluted	16.9	18.1	- 6.6
Net asset value ($)	1.24	1.15	7.8
DIVIDENDS			
Interim dividend (cents per share)	4.0	4.0	-
Proposed final dividend (cents per share)	6.0	6.0	-
Proposed special dividend (cents per share)	5.0	-	n.m.
Dividend cover (times)	1.4	2.3	- 0.9 time
OPERATING STATISTICS			
EMPLOYEE PRODUCTIVITY			
Average number of employees	7,461	7,660	- 2.6
Revenue per employee ($)	126,747	121,675	4.2
Value added per employee ($)	90,477	86,831	4.2
Value added per $ employment costs	1.76	1.91	- 7.9
OPERATING DATA			
Airfreight throughput (in million tonnes)	1.55	1.49	3.7
Passengers served (in millions)	29.27	27.32	7.1
Inflight meals prepared (in millions)	24.74	24.19	2.3
Flights handled (in thousands)	84.53	84.11	0.5

NOTES:

1. SATS' financial year is from 1 April to 31 March. Throughout this report, all financial figures are stated in Singapore Dollars, unless stated otherwise.
2. Returns on equity holders' funds is the profit attributable to equity holders of the Company expressed as a percentage of the average equity holders' funds.
3. Total debt equity ratio is total debts divided by equity attributable to equity holders of the Company at 31 March.
4. Basic earnings per share is computed by dividing the profit attributable to equity holders of the Company by the weighted average number of fully paid shares in issue.
5. Diluted earnings per share is computed by dividing the profit attributable to equity holders of the Company by the weighted average number of fully paid shares in issue after adjusting for dilution of shares under the employee share option plan.
6. Net asset value per share is computed by dividing equity attributable to equity holders of the Company by the ordinary shares in issue at 31 March.
7. Dividend cover is profit attributable to equity holders of the Company divided by total dividend (net of tax).

Financial Calendar

FINANCIAL YEAR ENDED 31 MARCH 2007

01 August 2006
Announcement of First Quarter Results

27 October 2006
Announcement of Second Quarter and Half Year Results

30 October 2006
Media/Analysts' Briefing on Second Quarter and Half Year Results

22 November 2006
Payment of FY2006-07 Interim Dividend

09 February 2007
Announcement of Third Quarter Results

11 May 2007
Announcement of Fourth Quarter and Full Year Results

14 May 2007
Media/Analysts' Briefing on Fourth Quarter and Full Year Results

14 June 2007
Despatch of Summary Financial Report to Shareholders

28 June 2007
Despatch of Annual Report to Shareholders

26 July 2007
Annual General Meeting

02 August 2007
Proposed Books Closure Date

13 August 2007
Proposed Payment of FY2006-07 Final and Special Dividends

FINANCIAL YEAR ENDING 31 MARCH 2008

01 August 2007
Proposed Announcement of First Quarter Results

31 October 2007
Proposed Announcement of Second Quarter and Half Year Results

January / February 2008
Proposed Announcement of Third Quarter Results

May 2008
Proposed Announcement of Full Year Results



Chairman's Statement

Dear Shareholders,
Financial year 2006-2007 has been a challenging and exciting year for SATS. We firmly defended our market share at Singapore Changi Airport, amidst continued pressure on our margins. At the same time, we continued to build on our regional presence and brand equity as a leading provider of ground handling and inflight catering services especially in our key target markets of China and India.

We remain committed to creating long-term shareholder value through our relentless focus on our cost competitiveness, without compromising on our service quality, and staying the course on our expansion strategy.

Financial Results
This year, we turned in a reasonable financial performance. Revenue for the year increased by 1.5% to S$945.7 million on the back of higher business volumes. However, costs also increased by 6% to S$792.5 million due to a higher bonus provision resulting from a linkage to the SIA Group's profitability in FY2006-07.

Profit contribution from our overseas associates was S$52.1 million, a decline of 9.1%. This was mainly caused by exchange translation losses due to a stronger Singapore dollar as well as lower contribution from our Hong Kong associate, which incurred higher depreciation and operating costs from the addition of a new cargo terminal.

Profit before tax, at S$219.8 million, was 10.7% lower than the previous year. Net profit declined 5.5% to S$178.2 million. A favourable change in corporate tax rate (from 20% to 18%), resulting in a tax write-back of S$6.6 million, mitigated the decline in net profit.

Dividends

I am pleased to advise that the Board of Directors has recommended a final ordinary dividend of 6 cents gross per share. Together with the interim ordinary dividend of 4 cents gross per share paid, the total ordinary dividend for FY2006-07 would be 10 cents gross per share. The total ordinary dividend payout ratio is 48.1% of net profit, higher than the 44.4% payout ratio for FY2005-06.

In addition, we are proposing to pay a special dividend of 5 cents gross per share over and above the final ordinary dividend. The recommendation for both the final and the special dividends is subject to shareholder approval at the forthcoming Annual General Meeting on 26 July 2007. The final and special dividends proposed will substantially utilise the remaining Section 44 tax credits of the company.

Consolidating our position at home

At our home base, Singapore Changi Airport, I am pleased to report that we have won important contracts, in particular, the renewal of the Qantas passenger and apron handling contracts in May 2006 for a further 5-year period.

We also continued to strengthen our position within the budget carrier market segment – we were appointed by Jetstar Asia and Valuair to provide ground handling services under a 5-year contract and also commenced handling services for Cebu Pacific from the Budget Terminal in August 2006.

During the year, however, a few of our airline clients ceased operations in Singapore. Despite this, SATS continued to maintain its leadership position with a market share of more than 80% of flights operating at Singapore Changi Airport.

Excellent service delivery continues to be our focus. SATS was named by over 12,500 senior cargo industry professionals in Asia Pacific as the best air cargo terminal operator in Asia for an unprecedented 10th time at the 2006 Asia Freight & Supply Chain Awards that took place in May 2006.

Furthermore, SATS excelled once again at the annual national service excellence awards (EXSA) when we walked away with a total of 874 awards, improving on the 851 awards won the previous year. In January 2007 at the Changi Airport Service Personality Awards, SATS walked away with the lion's share of the awards – clinching 16 Outstanding Service Provider Awards and the important Outstanding Team Award, a testament to our resolute focus on providing superior service with world-class standards.

During the year in review, we took further steps towards improving our overall cost competitiveness. In April 2006, we concluded a profit-sharing bonus agreement with the staff unions to align staff bonuses with the performance of the SATS Group rather than the SIA Group. At the same time, we have been progressing with several initiatives to raise productivity, such as the Lean Management programme which initiated a review process to eliminate laborious work processes and wastage as well as to simplify work flows to provide clients with a better value-added proposition. First implemented in SATS Catering, the programme has been introduced throughout all other operational divisions. Credit must go to the staff and Unions for their support in helping the Company achieve its cost-reduction and productivity goals.

Chairman's Statement

Extending our overseas reach
Our share of profits from overseas investments now constitutes 23.7% of our Group's profit before tax, an increase of 0.4% point over the preceding financial year.

We have stepped up efforts to increase the profit contribution from our overseas ventures. The potential presented by our key regional markets makes for exciting opportunities for SATS.

In the past financial year, we made significant investments into the growing markets of China and India. In May 2006, we announced a tie-up with Beijing Capital International Airport, Tianjin Binhai International Airport and Tianjin Wan Shi Long International Logistics to provide cargo handling and related services. In December 2006, together with our Chinese partner, Capital Airports Holding Company (CAH), we announced the expansion of our inflight catering and ground handling businesses to 8 other Chinese airports via our joint venture companies, Beijing Airport Inflight Kitchen (BAIK) and Beijing Aviation Ground Services (BGS). These additions bring to a total of 13 airports in China (including Macau and Hong Kong) where we have a presence.

We have likewise employed this model of partnership with similar success in India. In May and October 2006, together with our consortium partner Air India, we successfully clinched the 15-year cargo handling and 7-year ground handling concessions at the upcoming Bangalore International Airport. The concessions are just the first of more cooperative efforts by the Air India-SATS consortium. In June 2007, together with Indian Airlines, the consortium secured a 7-year concession for the provision of ground handling services at the new Hyderabad International Airport scheduled to commence operations by April 2008.

SATS operates at 34 AIRPORTS in 10 Asian countries

SATS currently has a network of 16 joint ventures, operating at 34 airports in 10 Asian countries. We are confident that this network will grow significantly within the next few years.

Acknowledgements
I would like to express my appreciation to our Board members. In particular, I would like to acknowledge the distinguished service of Mr Michael Tan Jiak Ngee who is retiring as a member of the Board at the forthcoming Annual General Meeting. Being our longest-serving director, Michael has contributed significantly to SATS' growth over the past 30 years, through his invaluable experience and insight into the aviation industry.

I would also like to express my gratitude to our airline customers, partners and business associates for their continuous support. We look forward to further strengthening our partnerships in the year ahead.

In the following months, President and Chief Executive Officer, Mr Ng Chin Hwee will be leaving SATS to rejoin SIA once a suitable successor is identified. Since early 2004, Chin Hwee has ably guided SATS through some of the most challenging periods in its history. He has been instrumental in sharpening SATS' competencies and building its strengths in an increasingly competitive market in Singapore. Under his leadership, SATS has successfully expanded to key overseas markets and has greatly enhanced its reputation as a valued ground handling and inflight catering service partner in the industry. On behalf of the Board, I would like to extend our thanks to him for his stellar service to SATS and we wish him well in all his future endeavours.

I applaud the Management and staff for their contributions, loyalty, dedication and commitment. I would also like to thank the Unions for their understanding and support.

Last but not least, I would like to express my appreciation to our shareholders for your continuing support and confidence during the year in review.

Thank you.

Edmund Cheng Wai Wing
Chairman





Board of Directors

Mr Cheng Wai Wing Edmund, 54
Chairman

Mr Cheng is the Deputy Chairman and Deputy Managing Director of Wing Tai Holdings Limited.

Besides his experience as a property developer, Mr Cheng is also active in both the public and private sectors. He is currently the Chairman of Mapletree Investments Pte Ltd, National Arts Council and DesignSingapore Council. Mr Cheng is also a board member of a number of public and private companies, including SNP Corporation Ltd and DNP Holdings Berhad. He is a member of the International Council for Asia Society. A Past President of the Real Estate Developers' Association of Singapore (REDAS), Mr Cheng remains a Member of its Presidential Council.

Mr Cheng has previously served as Chairman of the Singapore Tourism Board from 1993 to 2001 and The Esplanade Co Ltd as well as on the boards of the Urban Redevelopment Authority, the Construction Industry Development Board, The Old Parliament House Ltd and Singapore Airlines Limited. He was awarded the Public Service Star Award (PBB) in 1999.

Mr Cheng graduated with a Bachelor of Science degree in Civil Engineering from Northwestern University, USA, and also holds a Masters of Architecture degree from Carnegie-Mellon University, USA.

Past principal directorships in the preceding 3 years: The Old Parliament House Ltd; CIH Limited; SNP Leefung Holdings Limited; Singapore Airlines Limited; The Esplanade Co Ltd.

Mr Chew Choon Seng, 60
Deputy Chairman

Mr Chew is the Chief Executive Officer and a Director of Singapore Airlines Limited. He joined the company in 1972.

Mr Chew is the Deputy Chairman of SIA Engineering Company Limited as well as a Director of Singapore Exchange Limited and the Government of Singapore Investment Corporation Pte Ltd. He is presently the Chairman of the Board of Governors of the International Air Transport Association (IATA).

Mr Chew holds a Bachelor of Mechanical Engineering degree from the University of Singapore, and a Masters degree in Operations Research and Management Studies from Imperial College, University of London.

Past principal directorships and appointments in the preceding 3 years: Singapore Aircraft Leasing Enterprise Pte. Ltd.; Member of the Board of Governors of the Singapore International Foundation; Virgin Atlantic Limited.





Mr Khaw Kheng Joo, 59
Director

Mr Khaw is a Director and the Chief Executive Officer of Mediaring Ltd. He is also a Director of Senoko Power Limited.

Mr Khaw spent the first 26 years of his career at Hewlett Packard Company (HP), rising to the position of General Manager of HP's Handheld Computing Products Division. In that position, he was responsible for the design, manufacture and marketing of HP's Pocket PC, and he pioneered the WinCE and GSM/GPRS wireless communication for portable digital assistants (PDAs). He also held the position of General Manager of HP's Asia Pacific PC Division, pioneering HP's entry into China for manufacturing, and establishing Singapore as the strategic manufacturing site for HP's computer products.

After leaving HP in 1999, he was President of Omni Electronics (S) Pte Ltd and Senior Vice President of Celestica Inc (which acquired Omni Electronics Limited), before assuming his current position as Chief Executive Officer of Mediaring Ltd, one of the leading companies in telephony services based on VoIP technology.

Mr Khaw holds a Diploma in Electronic and Communications Engineering from Singapore Polytechnic, a Bachelor of Science degree in Electrical and Computer Engineering from Oregon State University, USA, and a Masters degree in Business Administration from Santa Clara University, USA.

Past principal directorships in the preceding 3 years: Amtek Engineering Ltd; Maveric Ltd (formerly known as Total Automation Ltd).

Mr Ng Kee Choe, 63
Director

Mr Ng is the Chairman and an independent Director of Singapore Power Limited since his appointment on 15 September 2000. He has been Chairman of SP Australia Networks (Transmission) Ltd and SP Australia Networks (Distribution) Ltd since 31 May 2005.

His current other board directorships include the Chairmanship of NTUC Income Insurance Co-Operative Ltd and Singapore Exchange Limited. He is also the President-Commissioner of PT Bank Danamon Tbk, a member of the Temasek Advisory Panel and a member of the Advisory Council of China Development Bank.

Mr Ng was formerly the Vice-Chairman of DBS Group Holdings. He retired from his executive position in July 2003 after 33 years of service with DBS.

For his contributions to the public service, Mr Ng was awarded the Public Service Star Award in 2001.

Mr Ng graduated with a Bachelor of Science (Honours) degree from the University of Singapore.

Past principal directorships and appointments in the preceding 3 years: Governor of Singapore International Foundation; Wing Lung Bank Ltd.

Dr Ow Chin Hock, 63
Director

Dr Ow is an Adjunct Professor of Nanyang Technological University.

Dr Ow joined the Department of Economics and Statistics of the National University of Singapore as Lecturer in 1972, and stayed on till 1993 where his last-held position was Associate Professor.

Concurrently, he was elected Member of Parliament (MP) from 1975 to 2001. During his 6 terms as an MP, he held several key public appointments, including Parliament Secretary, Ministry of Culture, and subsequently, Ministry of Education, from 1977 to 1991. He became Executive Chairman of Pan-United Corporation Ltd (PUC), a listed company in Singapore in 1993. He left PUC when he rejoined the Singapore Government in 1997 and was appointed Mayor and Minister of State, Ministry of Foreign Affairs from 1997 to 2001, and Ambassador-At-Large from 2002 to 2004.

Dr Ow chaired the Audit Committee of the Board of Trustees of the Southeast Asian Studies (ISEAS), a statutory board, from 1981 to 1999, and was Vice Chairman of ISEAS Board of Trustees from 1996 to 2002. Currently, he is an independent Director of People's Food Holdings Ltd and Longcheer Holdings Ltd, both being Chinese companies listed on the Singapore Exchange.

Dr Ow graduated with a Bachelor of Arts (Honours) degree from the University of Singapore in 1966. He was awarded the Fulbright Grant and Ford Fellowship to do graduate studies in the USA in 1966. He obtained his Masters of Arts (Economic Development) and Ph.D. (Economics) degrees from Vanderbilt University in 1968 and 1972 respectively.





Board of Directors

Mr Tan Jiak Ngee Michael, 65
Director

Mr Tan was the Executive Vice President (Chairman's Office) of Millennium & Copthorne International, a member of the Hong Leong Group Singapore, from February 2004 to February 2007. He was also previously Senior Executive Vice President (Commercial) of Singapore Airlines Limited until his retirement in January 2004. Mr Tan was Deputy Chairman of Singapore Airport Terminal Services Limited (SATS) until 21 May 2003. Since then, he has continued to be a Director of SATS.

Mr Tan joined Malayan Airways Ltd, a forerunner of Singapore Airlines Limited, in 1960. He rose through the ranks, holding various positions from country manager in a number of Asian countries, to senior positions in Planning, Sales, Marketing and Commercial at the head office of Singapore Airlines Limited.

Mr Yeo Chee Tong, 48
Director

Mr Yeo is the President and Chief Executive Officer as well as a Director of SNP Corporation Ltd.

He started his career in 1983 as a software engineer at Defence Science Organisation, a unit under Singapore's Ministry of Defence, where he spent 2 years based in Montreal, Canada. In 1988, he joined Singapore Computer Systems Ltd where his focus was on sales and marketing for its systems integration business. Subsequently in 1994, he joined ST Telemedia Pte Ltd, where he spearheaded a large multi-nation trans-pacific satellite project as Vice President (Satellite). Mr Yeo joined SNP Corporation Ltd, a company listed on the Singapore Exchange, in 1997 as its Executive Vice President (Development) and was appointed as President in January 1998 before assuming his current position as President and Chief Executive Officer in 2000.

Mr Yeo also holds directorships in various other companies within the SNP Corporation group of companies.

Mr Yeo, a Government Merit Scholar, holds Bachelor of Electrical & Electronic Engineering (Honours), Masters in Science (Engineering) and Masters in Business Administration degrees from the National University of Singapore. He had also completed the Harvard Business School's Advanced Management Programme in 1999.

Past principal directorship in the preceding 3 years: TKS Technologies Public Company Limited.



Proposed New Director

Mr Tay Ah Kee Keith, 63

Mr Tay is the Chairman of Stirling Coleman Capital Ltd.

He was the Chairman and Managing Partner of KPMG Peat Marwick Singapore from 1984 to 1993. He also served as the President of the Institute of Certified Public Accountants of Singapore (ICPAS) from 1982 to 1992 and was the Singapore Representative to the Council of the International Federation of Accountants from 1987 to 1990.

Mr Tay has been the Vice Chairman of the Singapore Institute of Directors since 1998 and a Board Member of the Singapore International Chamber of Commerce since 1985. Besides assuming the Chairmanship of Aviva Limited, he also holds directorships in various companies, including Singapore Post Limited, Rotary Engineering Ltd, Singapore Reinsurance Corporation Ltd, FJ Benjamin Holdings Ltd, Allgreen Properties Ltd, Pokka Corporation (Singapore) Limited and Singapore Power Limited.

He was conferred the first International Award for Outstanding Contribution to the Profession by the Institute of Chartered Accountants in England & Wales in 1988 and the Bintang Bakti Masharakat (BBM) – Public Service Star in 1990 by the President of the Republic of Singapore. In 1993, ICPAS also conferred upon Mr Tay the Gold Medal for distinguished service to the profession and made him an Honorary Fellow in recognition of his outstanding contributions to the profession and the Singapore community.

Mr Tay qualified as a Chartered Accountant in the United Kingdom in 1968. He is a Fellow of the Institute of Chartered Accountants of England & Wales.

Past principal directorship in the preceding 3 years: Elec & Eltek International Co Ltd.

Key Management

Ng Chin Hwee, 46

Mr Ng is the President and Chief Executive Officer of Singapore Airport Terminal Services Limited (SATS). He joined SATS in January 2004. He has been with the Singapore Airlines Limited (SIA) group of companies since 1985, when he joined as a Cadet Admin Officer. During his 18-year stint in SIA, he worked in Planning, Marketing, Ground Services and country management. He assumed positions such as Divisional Vice-President of Ground Services, where he was based in Singapore but held responsibilities for SIA's worldwide airport operations, and Senior Vice-President (The Americas), where he was based in Los Angeles. His other overseas stints included postings in Germany, Australia and Myanmar.

Mr Ng is a Board member of SATS Airport Services Pte Ltd, SATS Catering Pte Ltd, PT Jasa Angkasa Semesta TBK and Aviserv Limited. He is also the Vice Chairman of Beijing Aviation Ground Services Co Ltd and Beijing Airport Inflight Kitchen Ltd.

Mr Ng holds a Bachelor of Engineering (1st Class Honours) degree from the National University of Singapore and a Masters of Management Science (Sloan Fellow) degree from the Massachusetts Institute of Technology.

Karmjit Singh, 59

Mr Singh is the Chief Operating Officer of SATS, overseeing the ground handling and inflight catering operations of the SATS group of companies. Prior to joining SATS in July 1998, he spent 24 years with SIA, serving in a variety of managerial capacities covering Corporate Affairs, Planning, Aviation Fuel, Administrative Services, Purchasing and airline acquisition projects. In SATS, he has held the positions of Chairman and General Manager of SATS Security Services Private Limited, General Manager (SATS Apron) and Chief Executive Officer of SATS Airport Services Pte Ltd.

Mr Singh is a Board member of SATS Airport Services Pte Ltd, SATS Catering Pte Ltd and Taj SATS Air Catering Limited. He also serves as Chairman of the Board of Asia Airfreight Terminal Co Ltd, which provides cargo handling services at Chek Lap Kok Airport in Hong Kong.

In addition, he is the Chairman of the Chartered Institute of Logistics and Transport, Singapore and a member of the Singapore Institute of Directors. He also serves on the Public Transport Council.

Mr Singh graduated from the University of Singapore with a Bachelor of Arts (Honours) degree, majoring in Geography.

Corporate Division

Leong Kok Hong, 56

Mr Leong is the Senior Vice-President (North Asia) of SATS, responsible for the development of its overseas ventures and client relations in North Asia. He joined SATS in July 1976 and was appointed to his present position in July 2006. He previously worked in a variety of managerial capacities covering Catering, Cargo, IT Systems and Corporate Planning.

Mr Leong serves as the Vice Chairman of Tan Son Nhat Cargo Services Ltd and is also a Board member of Beijing Aviation Ground Services Co Ltd, Evergreen Air Cargo Services Corporation and Evergreen Airline Services Corporation.

Mr Leong graduated from the University of Singapore with a Bachelor of Science (Honours) degree in Physics.

Chan Wai Leong John, 42

Mr Chan is the Senior Vice-President (Corporate Business Planning & Development) of SATS. He joined SATS in April 2006. Prior to joining SATS, he was the Executive Director of Macau International Airport, responsible for the marketing, promotion and development of the airport. Mr Chan has more than 17 years of experience in the aviation, travel and tourism industry, having worked for organisations such as Abacus International, Asiana Airlines and the International Air Transport Association (IATA).

Mr Chan is a Director of Asia Airfreight Terminal Co Ltd.

Mr Chan graduated from the National University of Singapore with a Bachelor of Arts degree, majoring in Political Science and English.

Goh Soo Lim, 40

Mr Goh is the Chief Financial Officer of SATS, overseeing its Finance and Corporate Services functions. He joined SATS in January 2007. Prior to that, he was with Singapore Telecommunications Ltd in various managerial capacities including as its Regional Director of Strategic Investments, Finance Director, and Chief Operating Officer, ADSB (Belgacom, Belgium). He has more than 16 years of experience in audit, finance and overseas investments.

Mr Goh serves on the Boards of Asia Airfreight Terminal Co Ltd and Aero Laundry and Linen Services Private Limited.

Mr Goh graduated with a Bachelor of Business (Accounting) degree from Curtin University, Australia and has completed the Executive Development Programme at The Wharton School, USA. He is a Certified Practising Accountant (CPA) with CPA Australia.

Operating Divisions

Tan Chuan Lye, 56

Mr Tan is the Senior Vice-President (Catering) of SATS. He joined SATS in May 1976 and was appointed to his present position in February 2000. Mr Tan previously held managerial positions in SIA Ground Services and SATS Airport Services Pte Ltd, and was also in charge of managing Changi Airport Terminal 2 for SIA and SATS operations.

Mr Tan is the Chairman of Country Foods Pte. Ltd., and also sits on the Boards of Taj SATS Air Catering Limited, Beijing Airport Inflight Kitchen Ltd, Evergreen Sky Catering Corporation and Aviserv Limited.

Mr Tan graduated from the University of Singapore with a Bachelor of Social Science (Honours) degree, majoring in Economics.

Lim Cheng Yueh Andrew, 53

Mr Lim is the Senior Vice-President (Apron & Passenger Services) of SATS. He joined SATS in May 1979 and was appointed to his present position in August 2005. Prior to that, he was the Vice-President for Human Resource. Mr Lim previously held managerial positions in SIA Cargo, SATS Cargo, Security, Passenger Services and Training. He was also posted overseas from 1998 to 2000 as Chief Executive Officer of Asia Airfreight Terminal Co Ltd in Hong Kong.

Mr Lim is the Chairman of Aerolog Express Pte Ltd and is a member of the Boards of Asia Airfreight Terminal Co Ltd, PT Jasa Angkasa Semesta TBK and SATS Security Services Private Limited.

Mr Lim graduated from the University of Singapore with a Bachelor of Social Science (Honours) degree, majoring in Sociology.

Yacoob Piperdi, 49

Mr Piperdi is the Senior Vice-President (Cargo Services) of SATS. He joined SATS in 1981 and was appointed to his present position in July 2006. Prior to that, he was the Vice-President in charge of SATS Inflight Catering Centre 2. He previously held managerial positions in SATS' Apron & Baggage, Passenger Services, Marketing and SIA Ground Services.

Mr Piperdi serves on the Board of Maldives Inflight Catering Pte Ltd.

Mr Piperdi graduated from the National University of Singapore with a Bachelor of Arts (Honours) degree, majoring in English.

Subsidiaries & Overseas Investments

as at 14 June 2007

Subsidiaries

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

- SATS Airport Services Pte Ltd **100.0%**
- SATS Catering Pte Ltd **100.0%**
- SATS Security Services Private Limited **100.0%**
- Aero Laundry and Linen Services Private Limited **100.0%**
- Aerolog Express Pte Ltd **70.0%**
- Country Foods Pte. Ltd. **66.7%**

Overseas Investments

GROUND HANDLING
SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

- PT Jasa Angkasa Semesta TBK• *(Jakarta, Surabaya, Denpasar, Medan, Manado, Batam, Makassar, Timika; Indonesia)* **49.8%**
- Asia Airfreight Terminal Co Ltd *(Hong Kong; People's Republic of China)* **49.0%**
  - Asia Airfreight Services Limited *(Hong Kong; People's Republic of China)* **100.0%**
- Beijing Aviation Ground Services Co Ltd *(Beijing; People's Republic of China)* **40.0%**
  - Beijing China Southern Airlines Ground Services Co Ltd *(Beijing; People's Republic of China)* **50.0%**
  - Tianjin Aviation Cargo Services Co Ltd *(Tianjin; People's Republic of China)* **46.0%**
  - Beijing Airport Cargo Consolidation Services Co Ltd *(Beijing; People's Republic of China)* **35.0 %**
- Tan Son Nhat Cargo Services Ltd *(Ho Chi Minh City; Vietnam)* **30.0%**
- Evergreen Air Cargo Services Corporation *(Taipei; Taiwan)* **25.0%**
- Evergreen Airline Services Corporation *(Taipei; Taiwan)* **20.0%**

INFLIGHT CATERING
SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

- Servair-SATS Holding Company Pte Ltd** **49.0%**
  - Macau Catering Services Co. Ltd. *(Macau; People's Republic of China)* **34.0%**
- Taj SATS Air Catering Limited *(Mumbai, Kolkata, Delhi, Amritsar; India)* **49.0%**
- Beijing Airport Inflight Kitchen Ltd *(Beijing; People's Republic of China)* **40.0%**
  - Tianjin Airport Kitchen Ltd *(Tianjin; People's Republic of China)* **60.0%**
  - Shenyang Airport Inflight Kitchen Co Ltd *(Shenyang; People's Republic of China)* **50.0%**
- Aviserv Limited *(Karachi; Pakistan)* **49.0%**
- Maldives Inflight Catering Pte Ltd *(Male; Maldives)* **35.0%**
- Taj Madras Flight Kitchen Pvt Ltd *(Chennai; India)* **30.0%**
- MacroAsia Catering Services, Inc. *(Manila; Philippines)* **20.0%**
- Evergreen Sky Catering Corporation *(Taipei; Taiwan)* **15.0%**

* *excluding dormant/inactive companies.*
• *listed on the Surabaya Stock Exchange.*
** *investment holding company, incorporated in Singapore.*

BOARD OF DIRECTORS

Cheng Wai Wing Edmund
Chairman

Chew Choon Seng
Deputy Chairman

Khaw Kheng Joo
Director

Ng Kee Choe
Director

Ow Chin Hock
Director

Tan Jiak Ngee Michael*
Director

Yeo Chee Tong
Director

AUDIT & RISK MANAGEMENT COMMITTEE

Ng Kee Choe
Chairman

Ow Chin Hock
Member

Tan Jiak Ngee Michael*
Member

BOARD EXECUTIVE COMMITTEE

Cheng Wai Wing Edmund
Chairman

Chew Choon Seng
Member

Ng Kee Choe
Member

REMUNERATION & HUMAN RESOURCE COMMITTEE

Cheng Wai Wing Edmund
Chairman

Chew Choon Seng
Member

Yeo Chee Tong
Member

NOMINATING COMMITTEE

Ow Chin Hock
Chairman

Khaw Kheng Joo
Member

Tan Jiak Ngee Michael*
Member

COMPANY SECRETARY

Shireena Johan Woon

SHARE REGISTRAR

M & C Services Private Limited
138 Robinson Road #17-00
The Corporate Office
Singapore 068906

AUDITORS

Ernst & Young
Certified Public Accountants
One Raffles Quay #18-01
North Tower
Singapore 048583

Winston Ngan
Audit Partner-in-charge
(appointed in FY2005-06)

COMPANY REGISTRATION NO.

197201770G

REGISTERED OFFICE

20 Airport Boulevard
Singapore 819659

CORPORATE MANAGEMENT

Ng Chin Hwee
President and Chief Executive Officer

Karmjit Singh
Chief Operating Officer

Corporate Division

Leong Kok Hong
Senior Vice-President (North Asia)

Chan Wai Leong John
Senior Vice-President (Corporate Business Planning & Development)

Goh Soo Lim
Chief Financial Officer

Operating Divisions

Tan Chuan Lye
Senior Vice-President (Catering)

Lim Cheng Yueh Andrew
Senior Vice-President (Apron & Passenger Services)

Yacoob Piperdi
Senior Vice-President (Cargo Services)

Subsidiaries

Denis Marie
General Manager
SATS Security Services Private Limited

Wong See Heng
General Manager
Aero Laundry and Linen Services Private Limited

Jacob Vincent Nicolson
General Manager
Aerolog Express Pte Ltd

Tan Chiew Kuang Frankie
Chief Executive Officer
Country Foods Pte. Ltd

* Mr Tan Jiak Ngee Michael will retire from office at the Annual General Meeting to be held on 26 July 2007, and will not be standing for re-election.


Amritsar
Delhi
Karachi
Doha
Kolkata
Mumbai
Hyderabad
Bangalore
Male

Geographical REACH


Harbin
Changchun
Hohhot
Shenyang
Beijing
Tianjin
Qingdao
Wuhan
Chongqing
Nanchang
Guiyang
Taipei
Macau
Hong Kong
Manila
Ho Chi Minh
Manado
Medan
Singapore
Batam
Timika
Makassar
Surabaya
Jakarta
Denpasar
Inflight Catering
Ground Handling
Inflight Catering and Ground Handling

MILESTONES

04 May 2006

SATS was named the 'Best Air Cargo Terminal Operator' at 2006 Asian Freight & Supply Chain Awards for a record tenth time.

09 May 2006

Qantas renewed SATS' contracts for passenger and apron handling for a further 5-year term.

16 May 2006

The Air India-SATS consortium was awarded a 20-year concession to provide cargo handling services at the upcoming Bangalore International Airport at Devanahalli. The airport is expected to start operations in April 2008.

22 May 2006

SATS was appointed as service provider to Jetstar Asia and Valuair flights at Singapore Changi Airport for a 5-year term.

27 June 2006

SATS launched the refurbished SATS Premier Club Lounge at Singapore Changi Airport Terminal 1 for First and Business Class passengers.

26 July 2006

Malaysia Airlines appointed SATS to oversee its passenger handling services at Singapore Changi Airport.

01 August 2006

SATS posted a net profit of $48.3 million for the first quarter of FY2006-07.

31 August 2006

SATS was engaged by Cebu Pacific to provide ground handling services for its flights operating from the Budget Terminal.

23 October 2006

The Air India-SATS consortium was awarded a 7-year contract to provide ground handling services at the upcoming Bangalore International Airport at Devanahalli. The airport is expected to start operations in April 2008.

27 October 2006

SATS posted a net profit of $100.5 million for the first half of FY2006-07, a decrease of 5.9% over the corresponding period last year.

17 November 2006

SATS installed 14 Automated Check-in Machines at Singapore Changi Airport Terminal 2 which facilitated the processing of passengers travelling without check-in baggage.

27 December 2006

SATS expanded its presence to 13 airports in China (including Macau and Hong Kong) through its Chinese joint venture companies, Beijing Airport Inflight Kitchen Ltd (BAIK) and Beijing Aviation Ground Services Co Ltd (BGS), which announced deals to extend their operations to 8 regional airports.

09 February 2007

SATS posted a net profit of S$50.6 million for the third quarter of FY2006-07

11 May 2007

SATS posted a net profit of $178.2 million for FY2006-07, a decrease of 5.5% from the preceding financial year.




Sunny

Today's sophisticated passengers demand the very best in terms of products and services. SATS unveiled a series of new facilities throughout the year, pitched to exceed expectations and to enhance each passenger's experience.


serving
29.3
MILLION
passengers from the heart




YKK

Singapore Operations Review

During the financial year 2006-07, we continued to build upon our re-branding efforts, underscoring our commitment to fulfil our brand promise of being 'One Within', 'One with Partners', and 'One with Customers'.

Maintaining the benchmarks of service excellence remained a key focus for SATS, as we launched our new GUEST Programme on 12 September 2006, aimed at reinforcing service basics at all staff levels. The GUEST Programme defines ideal customer service in a simple, memorable way and aids SATS staff in providing 5-star service to our customers - service quality that truly sets us apart.

This year also marked the launch of our Lean Management Programme, which was first implemented at SATS Catering, before being rolled-out across other divisions. In an effort to boost the efficiency of internal processes, SATS' staff put on their thinking caps and submitted notable ideas through the Staff Ideas in Action programme, which could potentially reap savings of some S$1.2 million a year.

Recognising the importance of staying at the forefront of the competition with innovative new products and services, we continued to excite customers throughout the year with a host of new offerings across a broad spectrum of departments, from Passenger to Cargo Services.

SATS remains an integral part of the vibrant Singapore air hub, and despite competitive conditions, we have maintained our dominant position, with over 80 percent of the market share in terms of scheduled flights operating in and out of Singapore Changi Airport.





Winning New Customers
SATS continued to win many new mandates this year, proving to be a reliable partner for both conventional airlines and low-cost carriers.

- In May 2006, both Valuair and Jetstar Asia engaged SATS to provide passenger and baggage handling services, aircraft loading and unloading, and cargo services for a 5-year term.
- SATS signed an agreement with Malaysia Airlines in July 2006 to oversee its passenger handling services at Singapore Changi Airport. This complements the ramp and baggage handling services that SATS has been providing to Malaysia Airlines since 1972.
- Cebu Pacific at Singapore Changi Airport's Budget Terminal engaged SATS to handle a complete range of ground handling services on its A320 and A319 aircraft from 31 August 2006.
- SATS secured 2 ground handling and catering contracts in October 2006 from K-Mile and Jetstar Airways.
- Lufthansa Airlines appointed SATS in December 2006 to handle passenger security for its flights at Singapore Changi Airport.

SATS also broadened its customer base with the addition of a new non-airline client in September 2006. It was appointed by DBS Bank to manage the DBS Asia Treasures Centre at Singapore Changi Airport Terminal 2 and to provide premium catering services for the bank's valued clients. DBS Bank is the first bank to operate such a lounge at the airport.

Apart from winning new customers, SATS continued to build upon its strong partnership with existing airline clients. In May 2007, Qantas renewed SATS' contracts for passenger and apron handling for a further 5 years. SATS also expanded its catering services for new airline routes introduced by Singapore Airlines to Moscow, Abu Dhabi, Karachi, Milan and Barcelona during the year.

As at 31 March 2007, SATS served 58 airline clients to whom it provided inflight catering services, ground handling services, aviation security services or a combination of these services.

Developing New Products and Services
Today's sophisticated passengers demand only the very best in terms of products and services. As part of SATS' continuing commitment to enhancing each passenger's experience, we unveiled a series of new facilities throughout the year, all of which were pitched to exceed expectations.

On 27 June 2006, SATS set a new benchmark for service excellence with the re-launch of the SATS Premier Club at Terminal 1. The Club was refurbished to suit the evolving needs of top-tier travellers, a segment which has seen significant growth. Befitting its title, the luxurious lounge is 70 percent larger than the previous lounge, and is equipped with improved shower facilities, massage chairs and private rest booths for the comfort of passengers. Premium passengers may even utilise the high-tech workstations and Internet telephony conference facilities at the Club's expanded business centre.

One of the highlights of the year was the introduction of 14 Automated Check-in Machines at Singapore Changi Airport Terminal 2 in November 2006. Built according to International Air Transport Association's (IATA) Common Use Self Service standards, these sophisticated machines come with 8 language options and allow passengers a speedier and more efficient check-in. These self-service kiosks enable passengers to reduce time spent at the airport and have so far obtained an enthusiastic "thumbs-up" from many users.

SATS' team of internationally-acclaimed chefs constantly strives to widen its culinary repertoire in order to make the ongoing revitalisation of menus a success. Airline passengers can certainly look forward to greater culinary artistry and gastronomic delights.







gourmet dining

24

MILLION

meals for 58 airlines





Singapore Operations Review

Fostering Industry Relations

Recognising that working with the industry's best is one of the ways to inspire and motivate staff, SATS invited American chef William Schutz to Singapore in June 2006 to share his insight on America's modern culinary trends with SATS Catering's chefs and trainee cooks. Chef Schutz, who hails from New York's Johnson & Wales Culinary University, delighted participants with an impressive cooking demonstration and tasting session. The workshop served to hone the skills of SATS' chefs and widened their culinary repertoire in order to make the ongoing revitalisation of menus a success. Airline passengers can certainly look forward to greater culinary artistry and gastronomic delights.

From 16 to 18 January 2007, SATS had the privilege of hosting the IATA Safety Audit for Ground Operations (ISAGO) meeting in Singapore. Representatives from the aviation industry covering more than 50 countries met to discuss the development of an international ground audit programme that would, among other things, raise the bar for airport ground operational safety worldwide.

Recognising Service Excellence

SATS has set itself apart from other handling companies not only by the numerous awards we garnered throughout the year, but also by our repeated wins year after year.

For the tenth year running, SATS was named the "Best Air Cargo Terminal Operator" in Asia in the Asian Freight & Supply Chain Awards 2006. We received the most number of votes from over 12,500 senior cargo industry professionals in the Asia Pacific region. The awards are regarded as the 'Oscars' of the airfreight community, and recognise only the best operators that demonstrate considerable service consistency, continuous innovation and strong customer relationship management.



During the year, many airline customer awards were conferred on SATS, as we continued to win praises for our outstanding service and product offerings. Cathay Pacific's Singapore station beat 40 airports to clinch second spot system-wide in the Cathay Pacific Airport Performance Ranking for the first half of 2006. SATS' personnel in the Ramp Handling and Baggage Services divisions were lauded for their keen handling of diverted flights to Singapore due to a typhoon in Hong Kong.

In March 2007, Qantas recognised SATS as its preferred supplier as part of the Qantas Supplier Assessment programme. Likewise, British Airways (BA) showed its appreciation by according SATS the "Awards For Excellence" certificate of achievement, in recognition of our ability to deliver safe and consistent catering products to BA flights as well as to meet the required standards.

In a double coup, SATS Catering received Gold Awards from All Nippon Airways (ANA) and EVA Air in October and November 2006 respectively. ANA praised SATS for meeting several service parameters, including effective hygiene control, effective equipment control and loading quality while EVA Air was pleased with SATS' initiative in constant development of new in-flight meals. In yet another example of the SATS brand promise "One with You", SATS also received the prestigious "2005 Outstanding Supplier Award" from China Eastern Airlines on 13 June 2006.

On 28 April 2006, the SATS Catering team beat 10 others from countries such as Germany, Hong Kong, Japan, Switzerland, UAE and representatives from 5-star hotels in Singapore, to win a bronze medal for the Gourmet Team Culinary Challenge at the 15th Food & Hotel Asia (FHA) 2006. FHA is Singapore's largest international food and hospitality event, boasting a showcase of food products from 60 countries. The team of 5 was led by team captain Frankie Yong, a Chef de Partie from SATS Inflight Catering Centre 1 (SICC 1), and SIA Executive Sous Chef Simon Loke. Individual awards went to Indian Specialty Chef Satish Madaan, Nelson Ho and graduates of the in-house trainee cook scheme Goo Saw Siok, Lau Hoot Yeun and Wong Swee Lim for their various creations.

There was also no shortage of national honours as SATS continued to garner accolades from various Singapore authorities. In June 2006, the Agri-food & Veterinary Authority of Singapore recognised the excellent safety standards of SATS once again at its Food Safety Awards Night 2006 by awarding us the Certificate of Commendation for maintaining an 'A' grade for food safety.

At the NTUC Awards Dinner on 20 May 2006, Mahalingam Veenuskumari, a Food Assembly Assistant from SATS Inflight Catering Center 2 (SICC 2) did SATS proud when she was named an NTUC Model Worker, along with 78 other workers in Singapore.

SATS Security once again proved its indispensability to the aviation industry through its outstanding vigilance. The department received commendations from the Airport Police and the Immigration and Checkpoints Authority for playing a key role in apprehending suspects with forged travel documents.

For the second year running, SATS Auxiliary Police officers bagged 3 awards - 2 individual and 1 team awards at the Commissioner of Police Commendation Annual Awards on 5 June 2006, in recognition of their vigilance in maintaining security and effective border control.


34


sats

SATS has set itself apart from other handling companies not only by the numerous awards garnered throughout the year, but also by its repeated wins year after year. These achievements demonstrate SATS' considerable service consistency, continuous innovation and strong customer relationship management skills.


handling
32
MILLION
bags with speed & efficiency





Singapore Operations Review

On 9 November 2006, SATS Security's Forgery Detection Services Team received a commendation from the British High Commission for its excellent cooperation and performance in preventing asylum seekers from illegally entering the United Kingdom.

SATS' staff also walked away with the most number of accolades at the Civil Aviation Authority of Singapore (CAAS) Airport Reception, winning nearly half of the 16 awards that were given out. The outstanding service personality team of the year went to Duty Manager Sebastian Chew and his team, Waheeda Bte Mohd Abdul Rahman, Lily Tan and Cecilia Estrop. True to the SATS spirit of service, 5 other staff received outstanding service provider awards for going beyond the call of duty and for displaying a strong dedication for passenger service.

Improving Workflow and Embracing New Technology

In January 2006, SATS Catering implemented the Ground Enterprise Mobility System (GEMS) in SICC 1 and SICC 2. With GEMS, Operation Assistants are now able to review the list of standard liquor requirements for a particular flight with the touch of a button on the GEMS system, thus diminishing the possibility of incorrect replenishment of bar carts on flights. In SICC 2, GEMS plays an integral role in minimising miscommunication between kitchen sections by providing uniform, up-to-date meal order status to Catering Control, the Food Bank and the respective kitchens.



Another significant highlight for SATS Catering was the launch of the Lean Management Programme on 14 March 2006. This programme sought to eliminate excessive work processes that in turn would lead to wastage. For instance, a fixed delivery schedule has been established to reduce the incidence of late arrival of fruits and vegetables, and priority lanes have been established to expedite processing in pre-preparation areas. At SICC 2, Lean Management processes helped to moderate the amount of rejected equipment daily, leaving staff with more time to spend on kitchen processes.

Following the implementation of the Lean Management Programme, delayed deliveries and no-show incidences have been reduced by half, resulting in a reduced time of just 47 hours to receive, process and deliver raw materials to the kitchens, compared to last year's average of 102 hours.

In November 2006, the Lean Management Programme was extended to Apron, Baggage and Cargo divisions after its successful implementation in Catering.

As gatekeeper for one of the region's most important air hubs, SATS Security Services constantly improves its security systems with new technology. During the course of the year, SATS Security Services implemented the Firearms and Equipment Management Module (FAEMM), a state-of-the-art IT system that uses biometric verification when officers draw firearms from the armoury. This new computerised management system replaced the old and time-consuming process of using issuing books, saving the division time and allowing a more secure procurement process.

SATS Security Services also successfully developed the Inadmissible Passengers Management Module (IPMM) in-house, resulting in a simpler and more accurate billing process.

SATS launched the Behavioural Based Safety (BBS) Programme on 31 August 2006 as part of our ongoing initiative to improve safety performance. The programme aims to give people an understanding of why others within an organisation behave the way they do and seeks to derive reasons for their mindsets on safety issues. With the implementation of the BBS programme, we hope to be one step closer to the goal of achieving a clean record of zero accidents at SATS.

As a testament to enduring quality standards, SATS Cargo successfully renewed and converted its previous ISO certification to attain the new ISO14001:2004 certification in November 2006. The new certification underscored our commitment to be an environmentally friendly company whilst we strive to be the world's best handling agent. In addition to proactively educating our staff and service providers on environmentally friendly practices, SATS Cargo has also introduced some outstanding initiatives, including recycling used plastic sheets and wooden skids in warehouses.

On 27 October 2006, the SATS Training department was officially re-named the Learning & Development department to reflect its evolving role in the organisation. Great emphasis is placed on staff self-improvement to bring SATS a step closer to achieving organisational excellence. As part of the launch, the new half-a-million dollar Enterprise Learning System called SKIES was previewed. By making it simpler for staff to keep track of their training records, we hope to create greater awareness of the need for continuous learning and development within the organisation.

The year in review has once again proved to be fruitful for SATS. In our ongoing quest to provide our airline customers and their passengers the best travel experience possible, we continue to refine our internal processes to increase efficiencies, while capitalising on every opportunity to stretch the boundaries of our product and service offerings.


NO ENTRY
STACKER I6



As a testament to its enduring quality standards, SATS Cargo successfully attained the new ISO14001:2004 certification. The new certification underscores SATS' commitment to be an environmentally friendly company whilst it strives to be the world's best handling agent.


voted
BEST air cargo terminal operator in Asia





Overseas Operations Review

For the year in review, SATS continued to grow its Asian presence through overseas ventures. Our share of profits from these ventures amounted to S$52.1million for the year.

One of the highlights this year was the establishment of 8 new branches and subsidiaries in capital cities outside Beijing via Beijing Aviation Ground Services Co Ltd and Beijing Airport Inflight Kitchen Ltd in December 2006. With the expansion, SATS has a presence at 13 airports in China (including Macau and Hong Kong). In India, Taj SATS Air Catering Limited was awarded one of the two 15-year catering concessions at the upcoming Bangalore International Airport. It also commenced operations from a new kitchen in Amritsar in January 2007.

FY2006-07 was also a year about expanding the breadth of our capabilities, enhancing the quality of service offerings and promoting efficiencies at our current network of overseas ventures.

Asia Airfreight Terminal Co Ltd (AAT)
Construction of Terminal 2, AAT's new cargo terminal, completed on schedule in December 2006. The HK$1.75 billion project commenced in August 2004 and had been commissioned in anticipation of greater cargo volumes at Hong Kong International Airport (HKIA). Its completion proved especially timely, as cargo throughput at HKIA saw a 5.2% increase year-on-year, as at end 2006. Terminal 2 boasts a unique architectural structure, advanced material handling systems and pioneering IT applications, with the ability to deliver 910,000 tonnes in handling capacity annually.

AAT continued to expand its client list, signing up CR Airways, South Pacific Island Airways, Sky Express Aviation Cargo and Air Bridge Cargo over the June to August period in 2006.



Beijing Airport Inflight Kitchen Ltd (BAIK)
BAIK expanded its network in China with the establishment of Shenyang Airport Inflight Kitchen Co Ltd in October 2006. A result of a joint venture between Shenyang Taoxian International Airport Company and BAIK, the kitchen currently produces 2,500 meals daily for 9 airline clients that include international carriers United Airlines and Siberia Airlines. This is the second joint venture for BAIK, following the formation of Tianjin Airport Kitchen Ltd (TAK) in 2004.

During the last quarter of 2006, BAIK announced it would be providing catering services at 7 regional airports in China, namely Changchun, Chongqing, Guiyang, Harbin, Hohhot, Nanchang and Wuhan as well as increasing its shareholding in TAK. This development marked a significant expansion of SATS' China presence in the country's leading airports.

BAIK was awarded the Certificate of Halal compliance in June 2006. With its operations and processes certified as compliant with halal and the hygiene requirements of Islamic law, BAIK is now ready to cater to the growing diversity of airline travellers received yearly by Beijing Capital International Airport. In October 2006, BAIK was named Best Airline Caterer in Asia by Philippine Airlines for its exemplary performance in providing high quality meal services to the airline.

Beijing Aviation Ground Services Co Ltd (BGS)
2006 represented a watershed year for BGS. The leading provider of ground handling services at China's busiest airport welcomed 8 new clients, while extending its presence in the country with the establishment of operations in the 8 regional airports of Tianjin, Wuhan, Chongqing, Guizhou, Nanchang, Harbin, Changchun and Hohhot. Concurrently, BGS continued to maintain its high standards with numerous award wins, and also established new handling facilities at the domestic airfreight terminal to ease congestion at the current main airfreight terminal.

During the year, BGS welcomed Vladivostok Air, Air Bridge Cargo, Great Wall Airlines, United Eagle Airlines, China Postal Airlines, Emirates Airline, Polar Air Cargo and Cathay Pacific (freighter) as new clients, with most of them choosing BGS as their partner for their inaugural flights from Beijing Airport.

BGS also continued to receive recognition for outstanding services rendered. It was conferred the Ramp Safety Awards 2006 by the industry publication, Ground Handling International, for maintaining exceptional standards in ensuring ramp safety. BGS was also recognised for excellent performance by its airline clients, namely Northwest Airlines and Singapore Airlines. Last but not least, BGS was also lauded for its outstanding contribution in facilitating airport handling for athletes competing at the 11th International Association of Athletics Federation (IAAF) World Junior Championships, held in Beijing from 15 to 20 August 2006.




W88239T

Overseas Operations Review

Evergreen Airline Services Corporation (EGAS)

EGAS welcomed its new client, Pacific Airlines, in October 2006. Pacific Airlines is Vietnam's second largest scheduled airline with its headquarters located in Ho Chi Minh City.

In January 2007, EGAS won the Excellent Performance Award in the Airline Cargo Container Security Examination, an annual event organised by the National Police Agency of the Taiwan Ministry of Interior.

Evergreen Air Cargo Services Corporation (EGAC)

In line with its ongoing efforts to improve operational efficiency and service quality, EGAC adopted the Bar Code system and successfully implemented the system across all import and export cargo handling, warehouse inventory management and Unit Load Device interchange functions at its warehouse since December 2006. With the automated data capture, data recording and accuracy are enhanced, thereby reducing data processing time. As a result, EGAC is already reaping the benefits of decreased labour costs, greater consistency in service quality and higher customer satisfaction.







Evergreen Sky Catering Corporation (EGSC)
EGSC was the proud recipient of the Certificate of Halal compliance in August 2006, a first for an airline kitchen in Taiwan, after it scored full marks in the halal audit conducted by Malaysia Airlines. From preparation, handling and storage to transportation, cleaning and disinfection, EGSC clearly exceeded the requirements of the audit.

In October 2006, EGSC won the Silver Prize at the All Nippon Airways (ANA) Best Overseas Caterer Evaluation 2005, for adhering to rigorous standards in meal preparation. Caterers were assessed based on a number of criteria, including bacterial count in food, cleanliness of catering facilities, rate of occurrence of foreign objects in food, comprehensiveness of equipment, as well as reports from inflight personnel and overall food quality and taste.

In March 2007, EGSC also won the 2005 Best Culinary Team Award conferred by Singapore Airlines for its outstanding performance in the following categories - Compliments/ Complaints Ratio, Cabin Crew Voyage Reports, Service Performance Survey and General Assessment/Reports.

Macau Catering Services Co. Ltd. (MCS)
MCS added VIVA Macau to its list of airline customers in FY2006-07. VIVA Macau is the former Portuguese colony's first discount airline. MCS is currently expanding its facilities to support rising volumes at the Macau International Airport. It is adding a dry and frozen storage facility which is due for completion in July 2007.

MacroAsia Catering Services Inc. (MACS)
MacroAsia-Eurest Catering Services officially dropped its "Eurest" moniker following the Eurest/Compass Group's divestment of its entire interests in the company to MacroAsia Corporation. MACS is now 80% owned by MacroAsia Corporation, with the remaining 20% being held by SATS. With the new name came a new branding - MACS' new logo is made up of a pair of stylised arrowheads side by side, symbolising the company's strong partnership with the most prestigious airlines in the industry. The introduction of MACS' new branding was timely, heralding the next chapter of growth for the company.

During the year under review, MACS welcomed 2 new airlines into its fold, namely Japan Airlines and Korean Air. Underscoring its commitment to its new clients, the company invested in new facilities and skills development, including a dedicated Japanese kitchen, to cater for the unique requirements of its newly acquired accounts. The leading inflight caterer in the Philippines also successfully renewed its China Airlines, Northwest Airlines and Emirates Airline accounts.

One of the highlights of 2006 was MACS winning Cathay Pacific's "Best Caterer 2005 - Gold Award", beating more than 40 other inflight caterers globally for its consistently high quality standards.



Overseas Operations Review

Maldives Inflight Catering Pte Ltd (MIC)

MIC secured 2 new clients in 2006, namely MyTravel Airways (part of the listed UK-based MrTravel Group which sells package holidays to destinations in the UK, Europe and North America), and Air Sahara, India's leading privately-held airline.

During the year, the MIC Catering Centre earned its Hazard Analysis and Critical Control Points (HACCP) certification in April 2006, within 6 months of commencing operations in the newly built kitchen. HACCP prescribes a framework for the management of the meal production process, from raw material acquisition to meal uplift onto the aircraft. Attaining HACCP certification within such a short period was the result of MIC's single-minded focus and recognition of the importance of internationally-certified standards for food safety and hygiene practices when preparing meals for uplift.

MIC-owned, Hulhule Island Hotel (HIH) began a comprehensive expansion programme during the year. Construction of a new guest wing that will add 51 deluxe and super-deluxe guest rooms equipped with plasma TVs and jacuzzis, will be completed by December 2007. Other facilities such as a spa facility and a roof-top restaurant that will be located in the new guest wing, providing panoramic views of Male and the Indian Ocean, have also been included in the programme.



Taj Madras Flight Kitchen Pvt Limited (TMFK)
TMFK achieved ISO 1900:2004 certification in September 2006 for attaining international standards in the preparation and supply of airline meals and in the provision of cabin dressing for domestic and international flights. Earlier in the year, TMFK was also awarded the Taj Business Excellence Award in recognition of the performance of its Maintenance and Engineering staff.

Taj SATS Air Catering Limited (TSAC)
July 2006 marked one of TSAC's significant milestones when it was awarded one of the two 15-year catering concessions at the upcoming Bangalore International Airport. Under the terms of the licence, TSAC will be responsible for the design, construction, finance and operation of the flight kitchen at the airport. When completed in April 2008, the flight kitchen will have the capacity to prepare and serve 8,000 meals daily.

To keep pace with growing air traffic volumes, TSAC had established a new flight kitchen at Amritsar. The new kitchen commenced operations in January 2007 with a production capacity of 2,500 meals a day. Its first airline customer was Jet Airways.

TSAC's Kolkatta catering operation was awarded the HACCP certification in July 2006. With current production capacity of 7,500 meals a day, the Kolkatta flight kitchen is now working on upgraded and consistent quality assurance programmes geared towards attaining the ISO 9001 certification.

TSAC also took strides in expanding its client base. During the year in review, it added Great Wall Airlines, Shanghai Airlines Cargo International, EVA Air as well as private India-based airlines, GMG and Kingfisher, to its clientele.

PT Jasa Angkasa Semesta TBK (PT JAS)
In 2006, PT JAS added several new clients, including Indonesian domestic airlines Mandala Airlines and Sriwijaya Airlines as well as regional carriers Cebu Pacific, Jetstar International and Viva Macau Airlines. It also secured a new domestic cargo client, Batavia Airlines.

Throughout the year, PT JAS continued to focus on improving its service standards. Its operations had earned numerous awards from customers. For instance, its Cengkareng operation was lauded by Emirates Airline for "Best On Time" performance for 2005/2006 within the Far East and Australasia regions while its Denpasar operation was consistently ranked No.1 for "Best Station Performance" for consecutive quarters since the second quarter of 2005. PT JAS' Surabaya operation was also named "Best Ground Handling Agent" system-wide for SilkAir.

Tan Son Nhat Cargo Services Ltd (TCS)
TCS celebrated 10 years of operational excellence in January 2007. A Family Day was organised for all staff while a golf tournament and gala dinner was held to celebrate the achievement with officials from the Civil Aviation Administration of Vietnam, airline customers, cargo agents, customs and other government officials.

During the year, TCS also welcomed new clients including Air China, Royal Brunei Airlines, Shenzhen Airlines, Jetstar Airways and Qatar Airways.

Earnings

Revenue for FY2006-07 was $945.7 million, $13.7 million or 1.5% higher than the preceding financial year mainly because of higher business volume. Operating expenditure increased $44.6 million or 6.0% mainly from higher bonus provision and increased electricity rates. As a result, operating profit declined $30.9 million or 16.8% to $153.2 million.

The Group achieved a net profit attributable to equity holders of the Company of $178.2 million, a decline of $10.4 million or 5.5% compared to the preceding financial year.


$ Million
GROUP REVENUE AND EXPENDITURE
1,000
800
600
400
200
0
2002-03
2003-04
2004-05
2005-06
2006-07
Revenue
Expenditure


$ Million
GROUP OPERATING PROFIT, PROFIT BEFORE TAX AND PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY
300
250
200
150
100
2002-03
2003-04
2004-05
2005-06
2006-07
Profit Before Tax
Operating Profit
Profit Attributable to Equity Holders of the Company

Basic earnings per share of the Group decreased 1.2 cents or 6.6% to 17.0 cents.

Profitability ratios of the Group are as follows:

	2006-07 %	2005-06 %	Change % Points
Return on turnover	18.9	20.3	- 1.4
Return on equity holders' funds	14.2	16.7	- 2.5
Return on total assets	10.2	11.4	- 1.2


Percent
GROUP PROFITABILITY RATIOS
Cents
25.0
20.0
15.0
10.0
0.0
2002-03
2003-04
2004-05
2005-06
2006-07
Net Profit Margin (%)
Earnings Per Share (Cents)
Return on Ave. Equity Holders' Funds (%)
Return on Total Assets (%)

Revenue

Revenue for FY2006-07 was $945.7 million, $13.7 million or 1.5% higher than the preceding financial year mainly because of higher business volume. However, the increase was offset by rates reduction under the competitive environment, suspension of flights by a few carriers during the year, and cessation of the hold-baggage screening contract with the Civil Aviation Authority of Singapore (CAAS).

The segmental revenue and its composition are summarised below:

	2006-07		2005-06		
	$ Million	%	$ Million	%	% Change
Inflight catering *	409.7	43.3	396.3	42.5	+ 3.4
Ground handling *	436.6	46.1	433.2	46.5	+ 0.8
Aviation security *	49.7	5.3	59.3	6.4	- 16.2
Others ′	49.7	5.3	43.2	4.6	+ 15.0
Total	**945.7**	**100.0**	**932.0**	**100.0**	**+ 1.5**

* The segmental revenue excludes the intra-group revenue.

′ Other services include airline laundry services, cargo delivery, manufacturing and distribution of chilled and frozen processed food, and leasing of office space to airline clients and cargo agents.

Revenue from inflight catering, which constituted 43.3% of the total Group's revenue, increased 3.4% from $396.3 million to $409.7 million for the financial year ended 31 March 2007. The increase was mainly due to higher business volume – number of meals uplifted increased 2.3% compared to the preceding financial year.

Revenue from ground handling, which constituted 46.1% of the total Group's revenue, increased 0.8% from $433.2 million to $436.6 million. The increase was due to higher business volume with a 3.7% increase in cargo throughput and 0.5% increase in number of flights handled. The increase was offset by rate pressures under the competitive environment, and suspension of flights into Singapore by some of our existing customers, namely Scandinavian Airlines System, Australian Airlines and Air New Zealand.

Revenue from aviation security services, which contributed 5.3% of the total Group's revenue, dropped 16.2% because of the cessation of the hold-baggage screening contract with CAAS from end-August 2006.

Revenue from other services, which accounted for 5.3% of the total Group's revenue, increased 15.0% from $43.2 million to $49.7 million mainly due to the provision of management services to Pakistan International Airlines and Qatar Airways.

GROUP REVENUE COMPOSITION 2006-07


46.1%
5.3%
5.3.%
43.3%
Inflight Catering
Ground Handling
Aviation Security
Others

GROUP REVENUE COMPOSITION 2005-06


46.5%
6.4%
4.6%
42.5%
Inflight Catering
Ground Handling
Aviation Security
Others

Expenditure

Operating expenditure increased $44.6 million or 6.0% mainly from higher staff costs and increased electricity rates.

Staff costs increased $33.2 million or 8.1% on higher bonus provision. The computation of the Company's bonus for FY2006-07 was linked to the SIA Group's profitability. Going forward, the linkage will no longer apply.

Company accommodation and utilities charges increased $5.8 million or 9.8% mainly from increased electricity rates.

GROUP EXPENDITURE COMPOSITION 2006-07


55.7%
10.3%
9.9%
8.3%
8.2%
7.6%
Staff Costs
Cost of Raw Materials
Other Costs
Depreciation and Amortisation Charges
Company Accommodation and Utilities
Licensing Fees

GROUP EXPENDITURE COMPOSITION 2005-06


54.6%
10.6%
10.3%
8.7%
7.9%
7.9%
Staff Costs
Cost of Raw Materials
Other Costs
Depreciation and Amortisation Charges
Company Accommodation and Utilities
Licensing Fees

Group Expenditure Composition

	2006-07		2005-06		
	$ Million	%	$ Million	%	% Change
Staff costs	441.2	55.7	408.0	54.6	+ 8.1
Cost of raw materials	81.7	10.3	79.5	10.6	+ 2.8
Licensing fees	60.4	7.6	59.1	7.9	+ 2.2
Depreciation and amortisation charges	65.7	8.3	65.3	8.7	+ 0.6
Company accommodation and utilities	64.7	8.2	58.9	7.9	+ 9.8
Other costs	78.8	9.9	77.1	10.3	+ 2.2
Total	**792.5**	**100.0**	**747.9**	**100.0**	**+ 6.0**

Profit Contribution from Associated Companies

Profit contribution from associated companies decreased 9.1% to $52.1 million mainly from the reduction in profit from Asia Airfreight Terminal Co Ltd due to additional operating costs and depreciation for the new terminal which was operational from December 2006.

Associated companies contributed 23.7% of our Group's profit before tax, an increase of 0.4 percentage point over the preceding financial year.

Taxation

The Group's taxation for FY2006-07 declined 28.3% to $40.8 million as a result of the 2.0% reduction in corporate tax rate and a deferred tax write-back amounting to $6.6 million.

Dividends

The Company paid an interim dividend of 4 cents per share, amounting to $33.6 million after tax, on 22 November 2006. The directors proposed that a final dividend of 6 cents per share (less 18.0% tax), amounting to $52.2 million after tax, be paid. The total dividend (net of tax)of $85.8 million, payable out of profits for financial year 2006-07, represents a dividend payout of 48.1%, an increase of 3.7 percentage points over the 44.4% payout ratio for FY2005-06. Total dividend of $83.7 million after tax, was paid from FY2005-06 profit.

In addition, a special dividend of 5 cents per share (less 18.0% tax), amounting to $43.5 million, is proposed to be paid together with the final dividend.

Financial Position

At 31 March 2007, the equity attributable to equity holders of the Group was $1,314.2 million, an increase of $111.7 million or 9.3% compared to $1,202.5 million as at 31 March 2006. The return on equity holders' funds for the Group was 14.2% for FY2006-07, 2.5 percentage points lower than the preceding financial year.

The Group's total assets were $1,804.2 million at 31 March 2007, which was $86.3 million or 5.0% higher than that as at 31 March 2006.

The net asset value per share was $1.24, 9 cents or 7.7% higher than 31 March 2006.

Net liquid assets of the Group increased $171.2 million to $650.8 million. The debt equity ratio for the Group at 31 March 2007 went down from 0.21 to 0.15 due to repayment of a loan that matured on 28 March 2007.


$ Million
EQUITY HOLDERS' FUNDS, TOTAL ASSETS AND NET ASSET VALUE PER SHARE
Cents
2,000
1,500
1,000
500
0
150
120
90
60
30
0
2002-03
2003-04
2004-05
2005-06
2006-07
Equity Holders' Funds ($ Million)
Total Assets ($ Million)
Net Assets Value Per Share (Cents)


$ Million
NET LIQUID ASSETS
800
700
600
500
400
300
200
100
0
2002-03
2003-04
2004-05
2005-06
2006-07

Capital Expenditure and Cash Flow

The Group's capital expenditure was $13.7 million for the current financial year and internally generated cash flow was $275.8 million, a slight reduction from $283.9 million in the preceding financial year. The self-financing ratio of cash flow to capital expenditure declined from 21.9:1 to 20.1:1 this year.

The Group's cash and cash equivalents was $577.5 million as at 31 March 2007, an increase of $146.0 million compared to a year ago.


$ Million
CAPITAL EXPENDITURE AND INTERNALLY GENERATED CASH FLOW
Ratio
350
300
250
200
150
100
50
0
24
20
16
12
8
4
0
2002-03
2003-04
2004-05
2005-06
2006-07
Capital Expenditure ($ Million)
Internally Generated Cash Flow ($ Million)
Self-Financing Ratio

Value Added

The value added of the Group was $675.1 million, up $10.0 million compared to the preceding financial year, of which, $383.4 million (56.8%) went to salaries and other staff costs. Shareholders received $83.9 million (12.4%) in dividends, interest on borrowings accounted for $6.2 million (0.9%), while corporate taxes accounted for $40.8 million (6.1%), $160.0 million (23.7%) was retained for future capital requirement, and $0.8 million (0.1%) was attributable to minority interests.

Statement of Value Added and its Distribution (In $ Million)

	2006-07	2005-06	2004-05	2003-04	2002-03
Total Revenue	945.7	932.0	975.7	868.7	958.1
Less : Purchases of goods and services	343.3	335.5	330.9	274.6	289.3
	602.4	596.5	644.8	594.1	668.8
Add/(less) :					
Interest income	18.2	9.3	3.3	5.0	3.9
Share of results of associated companies	52.1	57.3	50.5	33.8	30.2
Amortisation of deferred income	1.4	1.4	1.4	1.6	0.9
Amortisation of goodwill	-	-	(0.1)	(0.1)	-
Income from long-term investment	1.0	0.6	0.6	0.7	0.7
Exceptional item	-	-	(28.8)	(8.0)	-
Total value added available for distribution	**675.1**	**665.1**	**671.7**	**627.1**	**704.5**
Applied as follows :					
To employee					
- Salaries and other staff costs	383.4	347.5	387.3	343.4	380.2
To government					
- Corporate taxes	40.8	56.9	49.2	28.0	43.3
To supplier of capital					
- Dividend	83.9	83.1	367.2	54.7	54.6
- Minority interests	0.8	0.6	0.3	(0.2)	0.1
- Interest on borrowings	6.2	6.3	3.9	6.1	5.8
Retained for future capital requirements					
- Depreciation and amortisation charges	65.7	65.3	63.2	61.5	60.4
- Retained earnings	94.3	105.4	(199.4)	133.6	160.1
Total value added	**675.1**	**665.1**	**671.7**	**627.1**	**704.5**
Value added per $ revenue	0.71	0.71	0.69	0.72	0.74
Value added per $ employment costs	1.76	1.91	1.73	1.83	1.86
Value added per $ investment in fixed assets	0.52	0.52	0.53	0.50	0.57

Staff Strength and Productivity

The Group's average staff strength for the current financial year was 7,461. This was 2.6% lower than the preceding financial year. The staff strength had reduced because of the drop in number of Aviation Security Agents upon the cessation of the hold-baggage screening contract. The breakdown of the average staff strength is as follows:

	2006-07	2005-06	% Change
Inflight catering	1,963	1,982	- 1.0
Ground handling	4,083	3,962	+ 3.1
Aviation security	863	1,191	- 27.5
Others	552	525	+ 5.1
Total	**7,461**	**7,660**	**- 2.6**

The staff productivity measured by value added per employee for the current financial year increased 4.2% to $90,477. Productivity in terms of value added expressed per dollar of employment cost decreased from 1.91 in FY2005-06 to 1.76 in FY2006-07 in view of the higher bonus provision.

Revenue and staff costs per employee also went up by 4.2% and 13.3% respectively.

	2006-07	2005-06	% Change
Value added per employee ($)	90,477	86,831	+ 4.2
Value added per $ employment cost (times)	1.76	1.91	- 7.9
Revenue per employee ($)	126,747	121,675	+ 4.2
Staff costs per employee ($)	51,390	45,369	+ 13.3


$ Million
GROUP VALUE ADDED
PRODUCTIVITY RATIOS
Ratio
800
600
400
200
0
2.0
1.5
1.0
0.5
0.0
2002-03
2003-04
2004-05
2005-06
2006-07
Value Added ($ Million)
Value Added Per $ Employment Cost
Value Added Per $ Revenue
Value Added Per $ Investment in Fixed Assets


No. of staff
GROUP STAFF STRENGTH
AND PRODUCTIVITY
$ ('000)
10,000
8,000
6,000
4,000
2,000
0
150
120
90
60
30
0
2002-03
2003-04
2004-05
2005-06
2006-07
Group Staff Strength
Revenue Per Employee ($'000)
Value Added Per Employee ($'000)
Staff Cost per Employee ($'000)

Economic Value Added (EVA)

EVA for the Group was $60.7 million, $19.1 million or 23.9% lower than the preceding financial year because of lower profit and higher capital employed. The EVA was computed using weighted average cost of capital of 7.4% for FY2006-07 and 7.7% for FY2005-06.

Share Capital and Share Options of the Company

The paid-up capital of the Company was $215,535,829 as at 31 March 2007.

On 3 July 2006, the Company made an eighth grant of share options to employees. 14,878,000 share options were accepted by the employees and the said options are exercisable between 3 July 2007 and 2 July 2016.

During the year, 15,897,545 share options were exercised by employees. As at 31 March 2007, there were 57,508,655 unexercised share options.

During the year, the Company introduced 2 new share-based incentive plans, namely the Restricted Share Plan (RSP) and Performance Share Plan (PSP) for senior management staff. On 2 October 2006, the Company granted 182,030 restricted shares and 84,360 performance shares to the senior management staff. Based on the achievement factor, the actual release of the award could range from zero to a maximum of 218,436 and 126,540 shares for the RSP and PSP respectively.

Breakdown by Business Activities

	Revenue		Operating Profit	
	2006-07 $ Million	2005-06 $ Million	2006-07 $ Million	2005-06 $ Million
Inflight catering	409.7	396.3	81.7	79.3
Ground handling	436.6	433.2	45.1	69.2
Aviation security	49.7	59.3	8.0	14.1
Others *	49.7	43.2	18.4	21.5
	945.7	**932.0**	**153.2**	**184.1**

	Profit Before Tax		Profit After Tax	
	2006-07 $ Million	2005-06 $ Million	2006-07 $ Million	2005-06 $ Million
Inflight catering	97.5	95.1	78.4	74.2
Ground handling	85.1	115.9	69.6	89.3
Aviation security	8.4	14.8	7.7	11.8
Others *	28.8	20.3	23.3	13.9
	219.8	**246.1**	**179.0**	**189.2**

	Total Assets		Capital Expenditure	
	2006-07 $ Million	2005-06 $ Million	2006-07 $ Million	2005-06 $ Million
Inflight catering	407.1	425.2	3.3	1.8
Ground handling	729.8	785.0	7.4	9.6
Aviation security	17.9	18.5	0.3	0.1
Others *	649.4	489.2	2.7	1.5
	1,804.2	**1,717.9**	**13.7**	**13.0**

* Other services include airline laundry services, cargo delivery, manufacturing and distribution of chilled and frozen processed food, and leasing of office space to airline clients and cargo agents.

PERFORMANCE BY MAJOR BUSINESS UNITS

Inflight Catering

Revenue from inflight catering increased $13.4 million or 3.4% to $409.7 million in FY2006-07, resulting from 2.3% increase in number of meals uplifted and additional revenue derived from food supplied to the new lounges at the Singapore Changi Airport. However, the increase was offset by discounts granted under the competitive environment.

Expenditure for the financial year also increased by 3.5% mainly from higher bonus provision and higher cost of raw materials as a result of higher business volume and new businesses.

Operating profit increased $2.4 million or 3.0% to $81.7 million.

Ground Handling

Revenue from ground handling increased $3.4 million or 0.8% to $436.6 million for the year ended 31 March 2007 because of 0.5% increase in the number of flights handled and a 3.7% increase in cargo throughput. These were offset by discounts granted due to the competitive environment, and suspension of flights into Singapore by some of our existing customers, namely Scandinavian Airlines System, Australian Airlines and Air New Zealand.

Expenditure for the financial year increased at a higher rate of 7.6% mainly from higher bonus provision. Impact of bonus is greater on ground handling than inflight catering as it is more labour intensive.

Operating profit for ground handling dropped 34.8% to $45.1 million due to higher expenditure.

$ Million | REVENE AND OPERATING PROFIT BY BUSINESS ACTIVITIES


1,000
800
600
400
200
0
Revenue
Op Profit
FY2002-03
FY2003-04
FY2004-05
FY2005-06
FY2006-07
Ground Handling
Others
Inflight Catering

SENSITIVITY ANALYSIS

Revenue

Inflight catering and ground handling revenues contributed 43.3% and 46.1% of the Group's total revenue respectively in the financial year 2006-07. Inflight catering's revenue is mainly dependent on passenger numbers and the types of meals uplifted by airline customers, while ground handling revenue is dependent on both flight frequency and cargo throughput. A 1% change in the passenger numbers will have an impact of approximately $4.1 million in revenue for inflight catering. For ground handling, a 1% movement in flight frequency and cargo throughput will result in a change of $4.4 million in its revenue.

Profit margin

Based on revenue of $945.7 million for the current financial year, a 1% movement in the net profit margin will result in a change of $9.5 million in the Group's profit after tax.

Interest rate

The Group's cash and cash equivalents are mainly invested in short-term deposits and non-equity instruments. Movement in interest rates will have significant impact on the interest income for the Group. Based on the Group's cash and non-equity investments value of $651.0 million as at 31 March 2007, a 1% movement in interest rate will result in a $6.5 million change in the interest income for the Group.

CODE OF CORPORATE GOVERNANCE 2005
SPECIFIC PRINCIPLES AND GUIDELINES FOR DISCLOSURE

Relevant Guideline or Principle	Page Reference in this Report
Guideline 1.3 Delegation of authority, by the Board to any Board Committee, to make decisions on certain board matters.	Pages 50, 52, 53, 55 and 59
Guideline 1.4 The number of board and board committee meetings held in the year, as well as the attendance of every board member at these meetings.	Page 51
Guideline 1.5 The type of material transactions that require board approval under internal guidelines.	Page 51
Guideline 2.2 Where the company considers a director to be independent in spite of the existence of a relationship as stated in the Code that would otherwise deem him as non-independent, the nature of the director's relationship and the reason for considering him as independent should be disclosed.	Not applicable
Guideline 3.1 Relationship between the Chairman and CEO where they are related to each other.	Not applicable
Guideline 4.1 Composition of Nominating Committee.	Page 53
Guideline 4.5 Process for the selection and appointment of new directors to the Board.	Page 54
Guideline 4.6 Key information regarding directors, which directors are executive, non-executive or considered by the Nominating Committee to be independent.	Pages 50, 52 and 54
Guideline 5.1 Process for assessing the effectiveness of the Board as a whole and the contribution of each individual director to the effectiveness of the Board.	Pages 54 and 55
Principle 9 Clear disclosure of its remuneration policy, level and mix of remuneration, procedure for setting remuneration and link between remuneration paid to directors and key executives, and performance.	Pages 56 to 58, 62 and 63
Guideline 9.1 Composition of remuneration committee.	Page 55
Guideline 9.2 Name and remuneration of each director. The disclosure of remuneration should be in bands of S$250,000. There will be a breakdown (in percentage terms) of each director's remuneration earned through base/fixed salary, variable or performance-related income/bonuses, benefits in kind, and stock options granted and other long-term incentives.	Pages 56 and 57
Guideline 9.2 Names and remuneration of at least the top 5 key executives (who are not also directors). The disclosure should be in bands of S$250,000 and include a breakdown of remuneration.	Pages 57 and 58, 62 and 63
Guideline 9.3 Remuneration of employees who are immediate family members of a director or the CEO, and whose remuneration exceed S$150,000 during the year. The disclosure should be made in bands of S$250,000 and include a breakdown of remuneration.	Page 58
Guideline 9.4 Details of employee share schemes.	Pages 62 and 63
Guideline 11.8 Composition of audit committee and details of the committee's activities.	Pages 51, 59 and 60
Guideline 12.2 Adequacy of internal controls, including financial, operational and compliance controls, and risk management systems.	Pages 60, 64 to 67

Singapore Airport Terminal Services Limited ("**SATS**" or the "**Company**") is firmly committed to maintaining high standards of corporate governance within the Company and its subsidiaries (the "**Group**") as part of its mission to be and grow as a strong, sound and respected leader in its industry, to protect the interests of its shareholders and maximise long term shareholder value.

As required by the Listing Manual of the Singapore Exchange Securities Trading Limited ("**SGX-ST**"), the following report describes SATS' corporate governance policies and practices with specific reference to the principles set out in the Code of Corporate Governance 2005 (the "**2005 Code**"). This Report has been structured in accordance with the sequence of principles and guidelines as set out in the 2005 Code.

PRINCIPLE 1: COMPANY TO BE HEADED BY AN EFFECTIVE BOARD TO LEAD AND CONTROL THE COMPANY

The Board is responsible to oversee the business, performance and affairs of the Group. The Management has the role of ensuring that the day-to-day operation and administration of the Group is carried out in accordance with the policies and strategy determined by the Board, and in that respect, the Management is fully accountable to the Board.

The key functions of the Board are to:

- set the overall business strategies and direction of the Group to be implemented by the Management, and to provide leadership and guidance to the Management;
- monitor the performance of the Management;
- oversee and conduct regular reviews of the business, financial performance and affairs of the Group;
- evaluate and approve important matters such as major investments, funding needs and expenditure; and
- have overall responsibility for corporate governance, including the processes of evaluating the adequacy of internal controls, risk management, financial reporting and compliance.

The Board is supported in its functions by the following Board Committees which have been established to assist in the discharge of the Board's oversight function:

- Board Executive Committee
- Audit and Risk Management Committee
- Nominating Committee
- Remuneration and Human Resource Committee

The current members of the Board and their membership on the Board Committees of the Company are as follows:

Board Member	Board Membership	Board Executive Committee	Audit and Risk Management Committee	Nominating Committee	Remuneration and Human Resource Committee
Mr Cheng Wai Wing Edmund	Non-Executive Chairman & Independent Director	Chairman			Chairman
Mr Chew Choon Seng	Non-Executive Deputy Chairman & Non-Independent Director	Member			Member
Mr Khaw Kheng Joo[1]	Independent Director			Member	
Mr Ng Kee Choe	Independent Director	Member	Chairman		
Dr Ow Chin Hock[2]	Independent Director		Member	Chairman	
Mr Tan Jiak Ngee Michael[3]	Independent Director		Member	Member	
Mr Yeo Chee Tong[4]	Independent Director				Member

Notes:
[1] Appointed as a member of the Nominating Committee on 25 July 2006.
[2] Appointed as the Chairman of the Nominating Committee on 25 July 2006.
[3] Considered by the Nominating Committee to be an independent Director with effect from 1 April 2007.
[4] Appointed as a Director on 19 May 2006 and appointed as a member of the Remuneration and Human Resource Committee on 25 July 2006.

Further details on each of the Board Committees along with a summary of their respective terms of reference can be found subsequently in this Report.

The Board meets every two months on average. Fixed and optional meetings are scheduled, with optional meetings held as scheduled if there are matters to be put before the Board at the relevant time. In addition, *ad hoc* Board meetings are convened if there are pressing matters requiring the Board's deliberation and decision in between the scheduled meetings. Since 2003, the Board has conducted annual Board strategy meetings to have more focused discussions on key strategic issues facing the Group.

The Company's Articles of Association ("**Articles**") allow Directors to participate in Board meetings by way of telephone conference or other similar means of communication equipment whereby all persons participating in the meeting are able to hear each other, without requiring their physical presence at the meeting.

In respect of the financial year ended 31 March 2007 ("**FY2006-07**"), a total of five Board meetings, including a full-day Board strategy meeting, were held. The Directors' attendance at Board and Board Committee meetings for FY2006-07 is set out below.

		No. of Board Committee Meetings Attended			
	No. of Board Meetings Attended (No. of meetings held: 5)	**Board Executive Committee** (No. of meetings held: 3)	**Audit and Risk Management Committee** (No. of meetings held: 4)	**Nominating Committee** (No. of meetings held: 2)	**Remuneration and Human Resource Committee** (No. of meetings held: 3)
Mr Cheng Wai Wing Edmund	5	3	-	-	3
Mr Chew Choon Seng	4	2	-	-	3
Mr Khaw Kheng Joo[5]	4	-	-	-	-
Mr Ng Kee Choe	5	3	3	-	-
Dr Ow Chin Hock[6]	5	-	4	-	-
Mr Tan Jiak Ngee Michael	5	-	4	2	-
Mr Yeo Chee Tong[7]	4	-	-	-	2
Dr Richard Charles Helfer[8]	2	-	-	2	1
Dr Hong Hai[8]	2	-	2	2	-

Notes:
5 Appointed as a member of the Nominating Committee on 25 July 2006. There were no Nominating Committee meetings held during his term as a member of the Nominating Committee in FY2006-07.
6 Appointed as the Chairman of the Nominating Committee on 25 July 2006. There were no Nominating Committee meetings held during his term as the Chairman of the Nominating Committee in FY2006-07.
7 Appointed as a Director on 19 May 2006 and appointed as a member of the Remuneration and Human Resource Committee on 25 July 2006. Mr Yeo Chee Tong had attended all Board meetings which were held during his term as a Director in FY2006-07.
8 Retired as Directors on 25 July 2006. Both Dr Richard Charles Helfer and Dr Hong Hai had attended all Board meetings and all meetings of Board Committees of which they were a member and which were held during their term as Directors in FY2006-07. At the time of their retirement, Dr Helfer was a member of both the Nominating Committee and the Remuneration and Human Resource Committee, while Dr Hong was the Chairman of the Nominating Committee and a member of the Audit and Risk Management Committee.

All members of the Board actively participate in Board discussions and help develop proposals on business strategies and goals for the Group. Board members meet regularly with the Management, and review and monitor the performance of the Management in meeting the goals and objectives set for them.

The Board has adopted a set of guidelines on matters that require its approval, which include all matters of strategic importance, corporate governance practices, legal and regulatory compliance, risk management, maintenance of performance standards, corporate strategy, approval of business plans, approval of manpower establishment, operating and capital expenditure budgets, and approval and monitoring of major investment and strategic commitments.

Board Executive Committee

In this regard, the Board has delegated to the Board Executive Committee the function of reviewing and approving certain matters, *inter alia*, guiding Management on business, strategic and operational issues, undertaking an initial review of the three to five-year forecast/business plan and annual capital and operating expenditure and manpower establishment budgets for the Group, granting initial or final approval (depending on the value of the transaction) of transactions of the Company or its subsidiaries relating to the acquisition or disposal of businesses, assets or undertakings, joint ventures, mergers, amalgamations or similar corporate transactions, establishing bank accounts, granting powers of attorney, affixation of the Company's seal, and nominating board members to the Company's subsidiaries and associated companies.

The Board Executive Committee currently comprises Mr Cheng Wai Wing Edmund (who is the Chairman of the Committee), Mr Chew Choon Seng and Mr Ng Kee Choe. Two out of the Board Executive Committee's three members, including its Chairman, are independent Directors.

The Board Executive Committee is scheduled to meet four times a year, of which one is an optional meeting to be held if there are matters to be put before the Committee at the relevant time. Regular reports are presented to it at each meeting on the performance of the Group's associated companies and joint ventures, and the operational performance of the Company. The CEO and COO are usually both present at the meetings of the Board Executive Committee.

Orientation and Training for Directors

Newly-appointed Directors undergo a half-day orientation programme, which includes site visits and presentations by the Management, to facilitate their understanding of the Group's businesses, operations and processes. In addition, all Directors are encouraged to attend relevant and useful seminars on leadership and industry-related matters, corporate governance and changes in the financial reporting regime for their continuing education and skills improvement, conducted by external organisations, at the Company's cost.

Newly-appointed Directors are also sent a formal letter setting out directors' duties and obligations.

PRINCIPLE 2: STRONG AND INDEPENDENT ELEMENT ON THE BOARD TO EXERCISE OBJECTIVE JUDGEMENT

The present Board wholly comprises non-executive Directors. Of the seven Directors, six are considered by the Nominating Committee and the Board to be independent Directors based on the 2005 Code's criteria for independence.

The Board, through the Nominating Committee, reviews the structure, size and composition of the Board. The Nominating Committee has developed a set of principles to guide it in carrying out its responsibilities of reviewing and determining an appropriate Board size and composition. The Nominating Committee is of the view, taking into account the nature and scope of the Company's operations, that the current size of the Board is adequate for the time being for the Board to discharge its duties and responsibilities effectively, and further that the Board comprises Directors who as a group provide core competencies such as accounting or finance, business or management (including human resource development and management) experience, industry knowledge, strategic planning experience, and customer-based experience or knowledge, required for the Board to be effective. The Nominating Committee, as part of its continuing review of the Board size and composition, is considering the appointment of additional directors with specific areas of expertise to supplement and strengthen the collective competency of the Board.

To facilitate a more effective check on Management, the Board members also meet up for informal discussions prior to the scheduled Board meetings, without Management being present.

PRINCIPLE 3: ROLES OF THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER TO BE SEPARATE TO ENSURE A BALANCE OF POWER AND AUTHORITY

The roles of Chairman and the President and Chief Executive Officer ("CEO") are clearly separate to ensure an appropriate balance of power, increased accountability and greater capacity of the Board for independent decision-making. The Chairman and the CEO are not related to each other, and further, the CEO is not a member of the Board.

The Chairman of the Board continues to lead the Board to ensure its effectiveness on all aspects of its role and sets its agenda, ensures that the Directors receive accurate, timely and clear information, ensures effective communication with shareholders, encourages constructive relations between the Board and Management, facilitates the effective contributions of the Directors, encourages constructive relations between all Directors and promotes high standards of corporate governance.

PRINCIPLE 4: FORMAL AND TRANSPARENT PROCESS FOR APPOINTMENT OF NEW DIRECTORS

Nominating Committee

The Board has established a Nominating Committee with written terms of reference which include the following:

- reviewing and making recommendations to the Board on the structure, size and composition of the Board;
- making recommendations to the Board regarding the process for selection of new Directors and identification of new Directors;
- making recommendations to the Board on re-nominations and re-elections of existing Directors;
- evaluating the independence of Directors on an annual basis;
- determining if Directors who hold directorships on other boards are able to and have been adequately carrying out their duties as Directors of the Company; and
- doing all things as may form part of the responsibilities of the Nominating Committee under the provisions of the 2005 Code.

The Nominating Committee currently comprises the following three members, all of whom (including the Chairman), are independent Directors:

- Dr Ow Chin Hock (Chairman)
- Mr Khaw Kheng Joo (Member)
- Mr Tan Jiak Ngee Michael (Member)

The Chairman of the Nominating Committee is not directly associated with Temasek Holdings (Private) Limited or SIA, who are the substantial shareholders of the Company. Under the 2005 Code, a director will be considered "directly associated" with a substantial shareholder when the director is accustomed or under an obligation, whether formal or informal, to act in accordance with the directions, instructions or wishes of the substantial shareholder.

Under the terms of reference of the Nominating Committee, it is required to meet at least once every financial year.

Re-nomination and Re-election of Directors

The Nominating Committee is satisfied that all the Directors have been able to and have adequately carried out their duties as Director notwithstanding their multiple board representations.

Details of the Directors' dates of first appointment to the Board and last re-election as Directors are indicated below:

Name of Director	Position held on the Board	Date of first appointment to the Board	Date of last re-election as a Director
Mr Cheng Wai Wing Edmund	Chairman	22 May 2003 (as Director and Chairman)	25 July 2006
Mr Chew Choon Seng	Deputy Chairman	1 June 1996 (as Director) 22 May 2003 (as Deputy Chairman)	25 July 2006
Mr Khaw Kheng Joo	Director	19 July 2005 (appointed at the Company's 32nd Annual General Meeting)	Not applicable
Mr Ng Kee Choe[9]	Director	1 March 2000	19 July 2005
Dr Ow Chin Hock[9]	Director	21 May 2002	19 July 2005
Mr Tan Jiak Ngee Michael[10]	Director	1 September 1977	20 July 2004
Mr Yeo Chee Tong	Director	19 May 2006	25 July 2006

Notes:

[9] Dr Ow Chin Hock and Mr Ng Kee Choe will be retiring and standing for re-election at the Annual General Meeting of the Company to be held on 26 July 2007 ("AGM"). Both Dr Ow Chin Hock and Mr Ng Kee Choe are considered by the Nominating Committee to be independent Directors. Dr Ow Chin Hock is the Chairman of the Nominating Committee and a member of the Audit and Risk Management Committee, while Mr Ng Kee Choe is the Chairman of the Audit and Risk Management Committee and a member of the Board Executive Committee.

[10] Mr Tan Jiak Ngee Michael will be retiring at the AGM and will not be standing for re-election. He is considered by the Nominating Committee to be an independent Director since 1 April 2007. Upon Mr Tan's retirement, he will cease to be a member of the Audit and Risk Management Committee and Nominating Committee.

The Articles require one-third (or the number nearest one-third rounded upwards to the next whole number) of the Directors for the time being to retire from office at each Annual General Meeting. Retiring Directors are selected on the basis of those who have been longest in office since their last election, and as between those persons who became Directors on the same day, they will be selected by agreement or by lot. They are eligible for re-election under the Articles. All Directors are required to retire from office at least once every three years. Further, Directors who are appointed by the Board of Directors since the last Annual General Meeting of the Company hold office only until the following Annual General Meeting and shall then be eligible for re-election under the Articles.

The Directors standing for re-election at the AGM are Dr Ow Chin Hock and Mr Ng Kee Choe. The Nominating Committee (having taken the principles for the determination of the Board size and composition adopted by it into consideration) recommend their re-election, after assessing their contribution and performance (including attendance, preparedness, participation and candour) as Directors.

The Nominating Committee, and the Board, have also recommended the appointment of Mr Tay Ah Kee Keith as a Director of the Company. Such appointment, if approved by the shareholders, will take effect from the date of the AGM.

<u>Annual Independence Review</u>

The Nominating Committee is tasked to determine on an annual basis whether or not a Director is independent, bearing in mind the 2005 Code's definition of an "independent Director" and guidance as to which existing relationships would deem a Director not to be independent.

In this regard, other than Mr Chew Choon Seng, an employee of Singapore Airlines Limited (**"SIA"**) which is the immediate holding company of SATS, all the other six Directors on the Board are considered by the Nominating Committee and the Board to be independent Directors. Mr Tay Ah Kee Keith, who is proposed to be appointed as a new Director at the AGM, is also considered by the Nominating Committee and the Board to be an independent Director.

<u>Selection and Appointment of New Directors</u>

The Nominating Committee regularly reviews the existing attributes and competencies of the Board in order to determine the desired expertise or experience required to strengthen or supplement the Board. This assists the Nominating Committee in identifying and nominating suitable candidates for appointment to the Board.

The Nominating Committee is in charge of making recommendations to the Board regarding the selection of new Directors and identification of new Directors. Taking into consideration the desired qualifications, skillsets, competencies and experience which are required to supplement the Board's existing attributes, if need be, the Nominating Committee may seek assistance from external search consultants for the selection of potential candidates. Directors and the Management may also put forward names of potential candidates, together with their curriculum vitae, for consideration. The Nominating Committee, together with the Chairman of the Board, then meet with the short-listed candidates to assess their suitability, before submitting the appropriate recommendations as to the appointment of any candidate to the Board for its approval.

<u>Key Information Regarding the Directors</u>

More information on each of the Directors, their respective backgrounds and fields of expertise as well as their present and past preceding directorships or chairmanships in other listed companies and other major appointments over the preceding three years can be found in the "**Board of Directors**" section of this Annual Report. Information on their shareholdings in the Company can be obtained in the "**Report By The Board Of Directors**" section of this Annual Report.

PRINCIPLE 5: FORMAL ASSESSMENT OF EFFECTIVENESS OF THE BOARD

The Board has implemented a process for assessing the effectiveness of the Board as a whole, with the objective of continuous improvement. The Board appointed a consulting firm specialising in Board evaluation and human resource to assist the Board to design and implement the process, comprising two parts - a structured qualitative assessment of the functioning of the Board, and a review of selected financial performance indicators. Both sets of performance criteria, recommended by the consultants, have the approval of the Nominating Committee and the Board. This is the fifth year in which the collective Board evaluation process has been implemented. The qualitative assessment process utilising a confidential questionnaire submitted by each Director individually, has remained substantially unchanged for FY2006-07 since the last assessment conducted, although the questionnaire has been reviewed by the Nominating Committee and revised for use in and from FY2006-07.

As for the quantitative performance criteria, the Board had in FY2006-07 reviewed and adopted, in line with the 2005 Code, performance criteria comprising the Company's share price performance over a five-year period vis-à-vis the Singapore Straits Times Index, return on assets, return on equity, return on investment, and economic value added over the preceding five years for collective Board evaluation in FY2006-07.

The Nominating Committee and the Board is considering a formal process for assessing the contribution of each Director to the effectiveness of the Board as a second phase. The Nominating Committee is recommending to the Board to implement a system of self-assessment by each of the Directors as part of the assessment exercise.

PRINCIPLE 6: BOARD'S ACCESS TO INFORMATION

The Board is issued with detailed Board papers by Management giving the background, explanatory information and justification for each decision and mandate sought by Management, including, where applicable, relevant budgets, forecasts and projections, and issues being dealt with by Management. Information papers on material matters and issues being dealt with by Management are also circulated to the Board. In addition, the Board's various Committees receive minutes and papers from Management relating to their specific areas of oversight, which may contain more detailed and specific information than what is circulated to the rest of the Board members.

As part of good corporate governance, Board papers for decision or discussion at Board meetings are circulated, to the extent practicable, a reasonable period in advance of the meetings for Directors' review and consideration, and key matters requiring decision are reserved for resolution at Board meetings rather than by circulation to facilitate discussion. The detailed agenda of each Board meeting, prepared by Management and approved by the Chairman, contain as a regular item an update on business development and potential investment opportunities, as well as specific matters for the decision and information of the Board.

The Board has separate access to the CEO, Chief Operating Officer (**"COO"**), Chief Financial Officer and other key Management, as well as the Company's internal and external auditors. Queries by individual Directors on circulated papers are directed to Management who will respond accordingly. Where relevant, Directors' queries and Management's responses are circulated to all Board members for their information.

The Directors also have separate and independent access to the Company Secretary. The Company Secretary attends all Board meetings and minutes the proceedings. The role of the Company Secretary has been defined by the Board to include supervising, monitoring and advising on compliance by the Company with its Memorandum and Articles of Association, laws and regulations, and the Listing Manual of the SGX-ST; communicating with relevant regulatory authorities and bodies and shareholders on behalf of the Company; and performing such other duties of a company secretary, as required under laws and regulations or as specified in the Listing Manual or the Articles, or as required by the Chairman of SATS or the Chairman of any Board Committee or the Directors (or any of them), as the case may be. In addition, the Company Secretary assists the Chairman to ensure that there are good information flows within the Board and the Board Committees, and between senior management and the non-executive Directors. She facilitates orientation and assists with professional development as may be required. The appointment and removal of the Company Secretary are subject to the approval of the Board.

There is also a Board-endorsed procedure for Directors, either individually or collectively, in furtherance of their duties, to take independent professional advice, if necessary, at the Company's expense.

PRINCIPLE 7: FORMAL AND TRANSPARENT PROCEDURE FOR FIXING REMUNERATION PACKAGES OF DIRECTORS

Remuneration and Human Resource Committee

The Board has established a Remuneration and Human Resource Committee which presently comprises three members, all of whom are non-executive Directors and of which the majority including the Chairman are considered by the Nominating Committee to be independent Directors. It is chaired by Mr Cheng Wai Wing Edmund and its other members are Mr Chew Choon Seng and Mr Yeo Chee Tong. The Remuneration and Human Resource Committee is required by its terms of reference to meet at least twice each financial year, with additional meetings to be convened as and when required.

The written terms of reference of the Remuneration and Human Resource Committee include the following:

- reviewing and recommending the remuneration framework for the Board (including Directors' fees and allowances);
- overseeing the terms of appointment, scope of duties and remuneration of the CEO and COO, as well as any other appointment of equivalent seniority to the CEO or COO within the Company, and the remuneration packages of those occupying the position of Vice-President and above within the Group;

- implementing and administering the Company's Employee Share Option Plan, the Restricted Share Plan and the Performance Share Plan (collectively the "**Share Plans**") in accordance with the prevailing rules of the Share Plans, requirements of the SGX-ST and applicable laws and regulations;
- overseeing the recruitment, promotion and distribution within the Group, of staff talent;
- reviewing, overseeing and advising on the structure, organisation and alignment of the functions and management of the Group;
- reviewing succession planning of the Group;
- overseeing industrial relations matters; and
- doing all other things and exercising all other discretions as may form part of responsibilities of the remuneration committee under the provisions of the 2005 Code.

The Remuneration and Human Resource Committee's recommendations regarding Directors' remuneration has been submitted to and endorsed by the Board.

Where required, the Remuneration and Human Resource Committee has access to expert advice in the field of executive compensation outside the Company.

PRINCIPLE 8: LEVEL OF DIRECTORS' REMUNERATION SHOULD BE APPROPRIATE TO ATTRACT, RETAIN AND MOTIVATE BUT NOT BE EXCESSIVE

Every Director will receive the basic fee. In addition, he will receive the Chairman's or Deputy Chairman's fee if he was Chairman or Deputy Chairman of the Board respectively, as well as the relevant Board Committee fee (depending on whether he was Chairman or Member of the relevant Board Committee) for each position he held on a Board Committee, during FY2006-07. If he occupied a position for part of FY2006-07, the fee payable will be prorated accordingly.

The proposed fees for FY2006-07 have been increased, in line with market practice and to commensurate with the effort and time spent by the Directors, their duties and responsibilities, and to address the need for the Company to pay competitive and equitable remuneration in order to attract and retain Directors with the necessary capabilities and desired attributes to serve on the Board and add value to the Company and its shareholders. In this regard, an attendance fee for each Board meeting attended by a Director during the financial year has also been proposed for FY2006-07 onwards.

The Board believes that the proposed scale of Directors' fees is appropriate to the level of contribution, taking into account factors such as effort and time spent, and the responsibilities of the Directors.

The scale of fees proposed to be paid to the Directors, all being non-executive Directors, for FY2006-07 are as follows:

Type of appointment	Existing scale of Directors' fees (FY2005-06)	Proposed scale of Directors' fees (from FY2006-07 onwards)
BOARD OF DIRECTORS	**S$**	**S$**
Basic fee	40,000	45,000
Board Chairman's fee	25,000	40,000
Board Deputy Chairman's fee	20,000	30,000
Attendance fees for each Board meeting attended (whether in Singapore or overseas)	Nil	1,000
AUDIT AND RISK MANAGEMENT COMMITTEE		
Committee Chairman's fee	24,000	30,000
Member's fee	12,000	20,000
BOARD EXECUTIVE COMMITTEE		
Committee Chairman's fee	12,000	30,000
Member's fee	8,000	10,000
OTHER BOARD COMMITTEES		
Committee Chairman's fee	12,000	20,000
Member's fee	8,000	10,000

PRINCIPLE 9: DISCLOSURE ON REMUNERATION POLICY, LEVEL AND MIX OF REMUNERATION, AND PROCEDURE FOR SETTING REMUNERATION

Directors' Remuneration

The Board will be recommending the following fees of the Directors in respect of FY2006-07 for approval by shareholders at the AGM, based on the proposed revised formula set out above:

Name of Director	Total fees payable in respect of FY2006-07, based on proposed scale of Directors' fees (S$)
Mr Cheng Wai Wing Edmund	140,000
Mr Chew Choon Seng[11]	99,000
Mr Khaw Kheng Joo[12]	55,849
Mr Ng Kee Choe	90,000
Dr Ow Chin Hock[13]	83,699
Mr Tan Jiak Ngee Michael	80,000
Mr Yeo Chee Tong[14]	49,932
Dr Hong Hai[15]	29,014
Dr Richard Charles Helfer[16]	22,658
Proposed total fees payable to all Directors	**650,152**

Notes:
[11] Directors' fees for Mr Chew Choon Seng, nominee Director of SIA, are paid to SIA.
[12] Appointed as a member of the Nominating Committee on 25 July 2006.
[13] Appointed as the Chairman of the Nominating Committee on 25 July 2006.
[14] Appointed to the Board on 19 May 2006 and appointed as a member of the Remuneration and Human Resource Committee on 25 July 2006.
[15] Retired from the Board and vacated his position as Chairman of the Nominating Committee and member of the Audit and Risk Management Committee on 25 July 2006.
[16] Retired from the Board and vacated his position as member of both the Nominating Committee and the Remuneration and Human Resource Committee on 25 July 2006.

Other than the above amounts indicated, the Directors do not receive any other remuneration from the Company.

Key Executives' Remuneration

Information on the key executives of the Company can be found in the "**Key Management**" section of this Annual Report.

The Company's key executives' remuneration system is designed so as to include long-term incentives to allow the Company to better align executive compensation with more value creation for shareholders. The key executives' remuneration system includes the components of variable bonus, awards of employee share options under the Senior Executive Share Option Scheme, and share awards under the SATS Restricted Share Plan ("**SATS RSP**") and/or the SATS Performance Share Plan ("**SATS PSP**"), in addition to fixed basic salary and fixed allowances. The payment of such variable bonuses and grants of such share options and share awards are in turn dependent on the Company's financial performance as well as the executives' individual performance through their achievement of certain key performance indicators set for them. More details on each of the Share Plans can be found in the Annexure to this Report.

The remuneration of the key executives[17] of the Group during FY2006-07 was as follows:

Remuneration Band & Name of Key Executive	Base Salary (%)	Bonuses		Benefits-in-kind (%)	Total (%)	Employee Share Options[20]	Share Award under SATS RSP[21]	Share Award under SATS PSP[21]
		Fixed (%)	Variable[19] (%)					
S$500,001 to S$750,000[18]								
Mr Ng Chin Hwee *CEO*	44	4	42	10	100	195,000	48,750	51,960
S$250,001 to S$500,000[18]								
Mr Karmjit Singh *COO*	53	5	32	10	100	37,800	9,450	14,400
Mr Leong Kok Hong *Senior Vice-President (North Asia)*	57	5	35	3	100	21,000	5,250	8,000
Mr Chan Wai Leong John[22] *Senior Vice-President (Corporate Business Planning & Development)*	61	4	31	4	100	-	-	-
Mr Tan Chuan Lye *Senior Vice-President (Catering)*	57	5	34	4	100	30,000	7,500	10,000
Mr Lim Cheng Yueh Andrew *Senior Vice-President (Apron & Passenger Services)*	56	5	33	6	100	27,500	7,000	-
Mr Yacoob Piperdi *Senior Vice-President (Cargo Services)*	56	5	35	4	100	41,250	10,500	-

Notes:

[17] Remuneration information on Mr Goh Soo Lim, Chief Financial Officer, has not been reflected as he joined SATS only on 8 January 2007.

[18] Remuneration bands as indicated do not include the value of the employee share options granted on 3 July 2006 under the Senior Executive Share Option Scheme nor any share awards granted under the SATS RSP and/or SATS PSP.

[19] Includes profit-sharing bonus determined on an accrual basis for FY2006-07.

[20] Number of employee share options granted on 3 July 2006 under the Senior Executive Share Option Scheme exercisable at a price of S$2.10 each.

[21] Denotes the initial awards of shares under the SATS RSP and the SATS PSP on 2 October 2006. Final number of shares awarded could range between 0% and 120% of the initial award for the SATS RSP, and between 0% to 150% of the initial award for the SATS PSP. All awards of shares will vest in the award holder subject to the achievement of pre-determined targets over a two-year period for the SATS RSP and a three-year period for the SATS PSP.

[22] Remuneration of Mr Chan Wai Leong John, Senior Vice-President (Corporate Business Planning & Development), does not include any grants/awards under the Share Plans as he had not fulfilled the minimum period of service for eligibility under the Share Plans in FY2006-07.

None of the immediate family members of a Director or the CEO was employed by the Company or its related companies at a remuneration exceeding S$150,000 during FY2006-07.

Further details regarding each of the Share Plans are provided in the Annexure annexed hereto, and also in the "**Report By The Board Of Directors**" section of this Annual Report.

PRINCIPLE 10: BOARD IS ACCOUNTABLE TO SHAREHOLDERS AND THE MANAGEMENT IS ACCOUNTABLE TO THE BOARD, TO PROVIDE INFORMATION / ASSESSMENT ON THE COMPANY'S PERFORMANCE, POSITION AND PROSPECTS

Shareholders are presented with the quarterly and full-year financial results within 45 days of the end of the quarter or financial year (as the case may be). Through the release of its financial results, the Board aims to present shareholders with a balanced and understandable assessment of SATS' performance, position and prospects.

Monthly management accounts of the Group (covering, *inter alia*, consolidated unaudited profit and loss accounts, revenue breakdown by client, consolidated balance sheet and explanatory notes explaining any variance) are circulated to the Board for their information.

PRINCIPLE 11: ESTABLISHMENT OF AUDIT COMMITTEE WITH WRITTEN TERMS OF REFERENCE

Audit and Risk Management Committee

The Audit and Risk Management Committee comprises three members, all of whom are independent Directors. The Chairman of the Audit and Risk Management Committee is Mr Ng Kee Choe, and its members are Dr Ow Chin Hock and Mr Tan Jiak Ngee Michael.

The Board is of the view that the Audit and Risk Management Committee has the necessary and appropriate expertise and experience to discharge their duties as members of the Audit and Risk Management Committee.

The Audit and Risk Management Committee has explicit authority to investigate any matter within its terms of reference, full access to and co-operation of Management, and has full discretion to invite any Director or executive officer to attend its meetings. It also has reasonable resources to discharge its functions.

Under the Charter of the Audit and Risk Management Committee, its responsibilities include the review of the following:

- quarterly and annual financial statements and financial announcements as required under the Listing Manual of the SGX-ST;
- the audit plan, the external auditors' Management letter and the scope and results of the external audit;
- independence and objectivity of the external auditors, their appointment and re-appointment and audit fee;
- ensuring that the internal audit function is adequately resourced, has appropriate standing within the Company and has a primary line of reporting to the Chairman of the Audit and Risk Management Committee (with secondary administrative reporting to the CEO);
- adequacy of the internal audit function, scope of internal audit work and audit programme;
- major findings on internal audit during the year and Management's responses thereto, difficulties encountered during the course of the audit, significant changes to the audit programme and compliance with relevant professional internal audit standards, with the Head of Internal Audit and the Management;
- effectiveness of the Company's material internal controls, on an annual basis with Management and the internal and/or external auditors;
- the risk management policies, the types and level of risks undertaken by the Group in relation to its business strategy, and the practices adopted by Management to manage, prevent and mitigate risks including the processes and methodologies for identifying, evaluating, monitoring, managing and reporting significant risks affecting the Group's operations;
- suspected fraud or irregularity or suspected infringement of any Singapore law, rule or regulation of which the Audit and Risk Management Committee is aware, which has or is likely to have a material impact on the Company's or Group's operating results or financial position, and the findings of any internal investigations and Management's response thereto; and
- interested person transactions as required under the Listing Manual of the SGX-ST and the Company's Shareholders' mandate for interested person transactions.

The Audit and Risk Management Committee is also tasked to perform all other functions and responsibilities of an audit committee that may be imposed by the Companies Act, the Listing Manual of the SGX-ST including the 2005 Code, and other relevant laws and regulations.

The Audit and Risk Management Committee is required by its Charter to meet at least four times a year, with the internal and external auditors of the Company present, including at least once without the presence of Management.

The Audit and Risk Management Committee reviews the independence of the external auditors annually. It has also reviewed the nature and volume of non-audit services provided by its external auditors to the Group during FY2006-07, and the fees, expenses and emoluments provided to the external auditors, and is satisfied that they have no significant impact on the independence and objectivity of the external auditors.

PRINCIPLE 12: SOUND SYSTEM OF INTERNAL CONTROLS TO SAFEGUARD SHAREHOLDERS' INVESTMENTS AND THE COMPANY'S ASSETS

The Board recognises the importance of a sound system of internal controls to safeguard shareholders' interests and investments, and the Company's assets, and manage risks. The Board affirms its overall responsibility for the Group's systems of internal controls and risk management, and for reviewing the adequacy and integrity of those systems.

To this end, the Audit and Risk Management Committee provides the Board-institutionalised oversight of the Company's risk management structure and processes, and reviews the effectiveness of the Group's material internal controls on an annual basis.

The "**Internal Controls Statement**" section in this Annual Report sets out details of the Company's system of internal controls and risk management structure and processes, and the Board's views on the adequacy of the Company's internal controls.

Whistle-Blowing Policy

The Company has also put in place a "Policy on Reporting Wrongdoing" to institutionalise procedures on reporting possible improprieties involving the Company, and for allowing independent investigation of such matters and appropriate follow-up action. A dedicated email address and hotline have been set up to allow employees who discover or suspect impropriety to report the same.

Banking Transaction Procedures

Lenders to the Company are to note that all bank transactions undertaken by any member of the Group must be properly authorised, including the opening of new bank accounts and any proposed credit facilities. Each member of the Group has its own approval limits and procedures for every banking transaction, having regard to the nature of the transaction concerned. These approval limits and procedures are updated from time to time and are available on request. The bankers of each member of the Group should always verify, in accordance with the verification process set out in the applicable procedures, that the transaction is properly authorised.

PRINCIPLE 13: INDEPENDENT INTERNAL AUDIT FUNCTION

The Company's internal audit function is undertaken by SIA's Internal Audit department. It is designed to provide reasonable assurance on the adequacy and effectiveness of controls over operations, reliability of financial information and compliance with the Company's policies and procedures, applicable laws and regulations.

At present, the internal auditors' primary line of reporting is to the Audit and Risk Management Committee and the internal auditors issue summaries of its findings and reports to the Audit and Risk Management Committee at least four times a year. Copies of the internal auditors' detailed reports are also sent to the CEO. In situations where the audit work to be carried out by SIA's Internal Audit department could give rise to potential conflicts of interest, such as audit work relating to transactions between the Company and SIA, the Audit and Risk Management Committee may authorise such audit work to be carried out by an independent third party as it deems appropriate.

SIA's Internal Audit Department meets the Standards for the Professional Practice of Internal Auditing set by The Institute of Internal Auditors.

The Audit and Risk Management Committee is satisfied that the internal audit function is adequately resourced and has appropriate standing within SATS, and that the internal audit function is adequate.

PRINCIPLE 14: REGULAR, EFFECTIVE AND FAIR COMMUNICATION WITH SHAREHOLDERS

The Company strives to convey to shareholders pertinent information in a clear, forthcoming, detailed, timely manner and on a regular basis and takes into consideration their views and inputs, and address shareholders' concerns. While the Company's Investor Relations department communicates with analysts and investors regularly, the Company monitors the dissemination of material information to ensure that it is made publicly available on a timely and non-selective basis. Material information is published on SGXNET and on the Company's website, and where appropriate, through media releases.

The Company's dedicated Investor Relations department manages the dissemination of corporate information to the media, the public, as well as institutional investors and public shareholders, and promotes relations with and acts as a liaison point for such entities and parties. More details of the Company's investor relations programme can be found in the "**Investor Relations Programme**" section of this Annual Report.

PRINCIPLE 15: GREATER SHAREHOLDER PARTICIPATION AT ANNUAL GENERAL MEETINGS

While shareholders have a right to appoint up to two proxies to attend and vote at General Meetings on their behalf, the Articles currently do not provide for shareholders to vote at General Meetings in absentia such as by mail, email or fax. The Company will consider implementing the relevant amendment to the Articles if the Board is of the view that there is a demand for the same, and after the Company has evaluated and put in place the necessary security and other measures to facilitate absentia voting and protect against errors, fraud and other irregularities.

At shareholders' meetings, each distinct issue is proposed as a separate resolution.

Chairmen of the Board Executive, Audit and Risk Management, Nominating, and Remuneration and Human Resource Committees, or members of the respective Committees standing in for them, as well as the external auditors, will be present and available to address questions at the AGM.

DEALINGS IN SECURITIES

In line with the rules of the Listing Manual of the SGX-ST, the Company has institutionalised a policy and guidelines on dealings in the securities of the Company and the other SIA group companies, which have been disseminated to employees and Directors of the Group. The policy and guidelines restrict certain employees (all administrative officers and employees of managerial grade, and certain other employees in departments which are likely to be privy to confidential material price-sensitive information, such as the Legal, Finance and Business Planning and Development departments) from trading in the Company's securities during the period falling two weeks prior to each announcement of its quarterly financial results by the Company and one month prior to each announcement of full year financial results by the Company. The policy and guidelines also remind the Group's employees and Directors to be mindful of the insider trading prohibitions under the Securities and Futures Act whenever trading in the Company's or any other corporation's securities.

ANNEXURE

SHARE PLANS

(I) SATS Employee Share Option Plan ("ESOP")

The ESOP comprises two schemes, namely:

(a) The Senior Executive Share Option Scheme for senior executives; and
(b) The Employee Share Option Scheme for all other employees.

Its objective is to promote group cohesiveness and team spirit through a sense of ownership of the Company. The Senior Executive Share Option Scheme is intended to attract, retain and motivate senior executives whose participation in policy and decision-making can influence the Company's performance and returns to shareholders.

Options under the ESOP ("**Options**") may be granted to full-time and part-time employees of the Company or of its wholly-owned subsidiaries (other than subsidiaries whose shares become listed on a recognised stock exchange), who satisfy the eligibility criteria under the ESOP.

Non-executive Directors of the Company are not eligible to be granted Options. Directors and employees of the Company's immediate holding company, SIA or of SIA's subsidiaries (other than the Company itself) are also not eligible as such to be granted Options. No controlling shareholder (as defined in the Listing Manual of the SGX-ST) of the Company, or the associates (as so defined) of such controlling shareholder, have been granted Options under the ESOP. No grantee of Options under the ESOP has received five percent. or more of the total number of Options available under the ESOP.

The aggregate nominal amount of shares over which Options may be granted on any date, when added to the nominal amount of shares issued and issuable in respect of all Options granted under the ESOP, shall not exceed 15 percent. of the total number of issued ordinary shares in the capital of the Company on the day preceding that date.

The maximum number of shares over which Options may be granted under the ESOP in each financial year to any employee, based on the Company's current issued share capital, ranges from 4,800 for administrative officers to 2,600 for employees other than administrative officers and supervisors, under the Employee Share Option Scheme. No maximum limit applies under the Senior Executive Share Option Scheme, in order to allow greater flexibility in putting together appropriate remuneration packages for senior executives.

The actual number of Options to be offered to any employee under the ESOP will be determined by the Remuneration and Human Resource Committee at its absolute discretion after taking into account the employee's performance and/or other criteria as the Remuneration and Human Resource Committee may consider appropriate, subject to any applicable maximum limits.

The exercise price for each share on exercise of an Option shall be the average of the last dealt prices for the shares (as determined by reference to the daily official list or any other publication published by the SGX-ST) for the five consecutive market days immediately preceding the date of grant of the Option. No Options are granted on the basis that the exercise price is at a discount to the market price for the relevant period.

Options granted may be exercised in whole or in part during the period commencing on the first anniversary of the date of grant and expiring on its tenth anniversary, subject to the following vesting schedule:

(i) for senior executives, 25 percent. of the total amount of the grant will vest on each of the first to fourth anniversaries of the date of grant; and

(ii) for all other employees, the grant of Options will vest on the second anniversary of the date of grant.

(II) SATS RSP and SATS PSP

In addition to the ESOP, the Company introduced two new share plans, the SATS RSP and SATS PSP, which were approved by shareholders at the Extraordinary General Meeting of the Company held on 19 July 2005. These plans were introduced with a view to further strengthening the Company's competitiveness in attracting and retaining talented key senior management and senior executives. The SATS RSP and SATS PSP aim to more directly align the interests of key senior management and senior executives with the interests of shareholders, to improve performance and achieve sustainable growth for the Company in the changing business environment, and to foster a greater ownership culture amongst key senior management and senior executives. These plans contemplate the award of fully paid shares, when and after pre-determined performance or service conditions are accomplished. Non-executive Directors of the Group are not eligible to participate in the SATS RSP and SATS PSP.

The SATS RSP serves as an additional motivational tool to recruit and retain talented senior executives as well as to reward for Company and individual performance. In addition, it enhances the Group's overall compensation packages, strengthening the Group's ability to attract and retain high performing talent. The SATS PSP is targeted at a select group of key senior management who shoulder the responsibility for the Company's performance and who are able to drive the growth of the Company through innovation, creativity and superior performance. Awards under the SATS PSP are performance-based, with performance targets to be based on medium-term corporate objectives covering market competitiveness, quality of returns, business growth and productivity growth. The performance targets are stretched targets based on criteria such as total shareholders' return, economic value added, market share, market ranking or return on sales.

Awards granted under the SATS RSP, which is intended to apply to a broader base of senior executives, will vest only after the satisfactory completion of time-based service conditions, that is, after the participant has served the Group for a specified number of years (time-based restricted awards) or, where the award is performance-based (performance-based restricted awards), after a further period of service beyond the performance target completion date. No minimum vesting periods are prescribed under the SATS RSP, and the length of the vesting period(s) in respect of each award will be determined on a case-by-case basis. Award of such performance-based restricted awards is intended to ensure that the earning of shares under the SATS RSP is aligned with the pay-for-performance principle. The use of time-based restricted awards will only be made on a case-by-case basis where business needs justify such awards. Awards granted under the SATS PSP differ from that of the SATS RSP in that an extended vesting period is usually (though not always) imposed for performance-based restricted awards granted under the SATS RSP beyond the performance target completion date, that is, they also incorporate a time-based service condition as well, to encourage participants to continue serving the Group beyond the achievement date of the pre-determined performance targets.

The selection of a participant and the number of shares which he would be awarded under the SATS RSP will be determined at the absolute discretion of the Remuneration and Human Resource Committee, which will take into account criteria such as his rank, job performance, creativity, innovativeness, entrepreneurship, years of service and potential for future development, his contribution to the success and development of the Group and, if applicable, the extent of effort and resourcefulness required to achieve the performance target(s) within the performance period.

Under the SATS RSP and the SATS PSP, the Remuneration and Human Resource Committee has the discretion to determine whether the performance condition has been satisfied (whether fully or partially) or exceeded and in making any such determination, the Remuneration and Human Resource Committee has the right to make reference to the audited results of the Company or the Group to take into account such factors as the Remuneration and Human Resource Committee may determine to be relevant, such as changes in accounting methods, taxes and extraordinary events, and further, the right to amend the performance target(s) if the Remuneration and Human Resource Committee decides that a changed performance target would be a fairer measure of performance.

The aggregate number of shares which may be issued pursuant to awards granted under the SATS RSP or the SATS PSP, when added to the number of new shares issued and issuable in respect of all options granted under the ESOP, and all awards under the SATS RSP and SATS PSP, shall not exceed 15 percent. of the total number of issued ordinary shares in the capital of the Company on the day preceding the relevant date of award.

RESPONSIBILITY

SATS' Board of Directors is deeply committed in maintaining a strong internal controls environment for the Company and its subsidiaries (collectively, the "**Group**"). Management is responsible for establishing and maintaining an effective system of internal controls over the deliverance of accurate, objective and transparent financial reporting, and for the assessment of the effectiveness of internal controls.

The Board is ultimately responsible for the system of internal controls maintained by the Group and for reviewing its effectiveness. This system by its nature can only provide reasonable, but not absolute, assurance to investors regarding:

- the safeguarding and protection of the Group's assets against unauthorised or improper use or disposal;
- protection against material misstatements or losses;
- the maintenance of proper accounting records;
- the reliability of financial information used within the business and for publication;
- the compliance with appropriate legislations, regulations and best practices; and
- the identification and containment of business risks.

The Board is assisted by the Audit and Risk Management Committee ("**ARMC**") to review the effectiveness of the system of internal controls. In doing so, the ARMC considers the results of the risk management and audit activities carried out for the Group. More information on the ARMC's authorities and duties can be found in the "**Corporate Governance**" section of this Annual Report.

RISK MANAGEMENT ORGANISATIONAL STRUCTURE

The ARMC which is made up of three Directors, a majority of whom are independent, and which is chaired by an independent non-executive Director, is assisted by the SATS Group Risk Management Committee ("**SGRMC**") in overseeing the management of risks within the Group.

The SGRMC is vested with specific accountability for reviewing the system of risk management encompassing business continuity management and for reporting key risks and their associated mitigating factors to the ARMC, for considering what changes to risk management and control processes, and methodologies of risk management, should be recommended, and for ensuring that processes and the methodologies of risk management are put in place.

A centralised Risk Management Services Department, headed by the Group's Risk Manager which has a direct line of reporting to the Chairman of the ARMC with parallel reporting to the President and Chief Executive Officer of SATS, coordinates and facilitates the risk management processes within the Group. It provides support to the SGRMC in carrying out its functions.

The SGRMC, which meets on a quarterly basis, is also represented at bi-annual meetings with the Group Risk Management Committee of Singapore Airlines Limited ("**SIA**"), the Company's immediate holding company. Both these committees and the risk management units of SIA and SATS share information to facilitate an integrated SIA group-wide approach to risk management.

The Group has formalised its risk management reporting structure as depicted in the diagram below with the establishment of risk management committees to the level of its operating subsidiaries, joint ventures and associated companies, each with its assigned responsibilities and objectives. Additionally, there are established and effective channels of communications for individuals to report on any wrongdoing or impropriety.



SATS Board of Directors
Audit and Risk Management Committee (ARMC)
SATS Group Risk Management Committee (SGRMC)
SIA Group Risk Management Committee
Risk Management Committees of Holding Company/ Subsidiaries/Joint Ventures/ Associated Companies
SATS Risk Management Services Department

CONTROL ENVIRONMENT AND CONTROL ACTIVITIES

The involvement of the ARMC is a key success factor in the risk management programme. It ensures that the risk management programme is executed with an integrated, holistic view of the organisation in mind. The key elements of the Group's comprehensive risk management framework encompasses having:

- thorough and clear terms of reference for Management and Board's various committees;
- written policies, procedures and guidelines including guidelines on matters requiring the Board's approval which are subjected to regular review and improvement;
- clearly defined roles and responsibilities including authorisation levels for all aspects of the business that are set out in the authority matrix;
- effective organisational and risk management structures in place;
- effective Business Continuity Management capability that meets the nature, scale and complexity of the Group's businesses. This includes the recently developed Crisis Management Directorate that was established for the purpose of effective management of crises;
- comprehensive budgeting process where operating units prepare budgets for the coming year that are approved both by Management and by the Board; and
- the Group's key insurance coverage which is taken up under the umbrella of the SIA Group insurance programme, and the adequacy of which is reviewed on a yearly basis.

The Group's well established internal audit, compliance and risk management functions continuously improve efforts in ensuring the compliance and implementation of the risk management practices and policies. The Company's internal audit function provides an independent resource and perspective to the ARMC, on the processes and controls which may have material financial impact on the Company. There are formal procedures in place for both internal and external auditors to report independently their conclusions and recommendations to the ARMC.

Internal Controls Statement

All banking and finance transactions undertaken by the Group must be properly authorised, including the opening of new bank accounts and the taking up of any proposed credit facilities. The Group has its own approval limits and procedures for every banking and finance transaction, having regard to the nature of the transaction concerned. These approval limits and procedures are updated from time to time and are available on request to the bankers of and lenders to the Group.

Management also monitors internal controls through Control Self Assessments (CSA) carried out by the various business units. During the course of the year the questionnaires used in conducting the CSA assessments were the latest improved versions that reflect the necessary changes in the organisation and increase the strength of the control environment. CSA verification audits were also carried out to provide an independent evaluation of the assessments conducted by the business units.

The following are some of the key risk management activities carried out within the Group:

- detailed procedures and checklists have been developed in connection with the Crisis Management Directorate for the various crisis scenarios that have been identified. An exercise is currently being planned to increase the level of preparedness and familiarity of the directorate members as to the crisis plans;
- some of the business continuity/contingency plans were tested during the financial year under review. The procedures were fine tuned and enhanced for improvements further to the post mortem briefings held;
- CSA questionnaires that have been developed based on the principle of minimum acceptable controls were revised for applicability, completeness and in line with Management's risk limits and appetite; and
- a set of principles for setting risk tolerance limits for the key risks identified was developed. The purpose of the said practice is to allow the respective business units to allocate resources more efficiently in the course of developing risk controls. It also provides Management with a means of assessing and determining the sufficiency and effectiveness of the controls that have been put in place. Management will then table the established risk tolerance limits applying these principles to the ARMC for approval.

RISK ASSESSMENT

The internal control system involves each business and key Management from each business, and the Board, and is designed to meet the Group's particular needs. The risk management system concentrates on those key risks which may have a significant influence on the Group's assets, finances and profits, and those that may potentially endanger the continued existence of the Group companies. Procedures used facilitate early detection and control of risks.

The on-going process to identify, assess, monitor and manage significant risks that will impede the achievement of the Group's objectives is continuously reviewed for improvements. The risk management process, which has been put in place throughout the year and up to the date of this statement, is firmly embedded within the Group's business operations and is every employee's responsibility.

The Group carried out its bi-annual review of the key risk profiles of the Group. The preventive and mitigating control actions were further refined and developed for adequacy and effectiveness. The risk categories include those that are not directly quantifiable in financial terms such as the Group's image/reputation, security, environment, health and safety, service quality, information communication and technology, and competition issues. The key risks are evaluated based on probability and impact of a preset scale and ranked accordingly. This enables the Group to allocate its resources to deal with the different levels of business risks.

MONITORING

The ARMC that meets quarterly has oversight of the management of risks within the Group. It reviews the activities of the SGRMC. A regular status report and update on risk management initiatives, processes and exercises are reviewed by the ARMC. Management or the SGRMC will report to the ARMC on any major changes to the business and external environment that affect the Group's key risks, and the ARMC will in turn report the same to the Board if it considers the matter sufficiently significant to do so.

The ARMC is also provided with quarterly management accounts, risk management and audit reports for its review. In the spirit of continuous improvement, refinement and enhancement to key risk management practices and policies including methodologies are recommended by SGRMC to the ARMC to seek approval for adoption of the same.

The Risk Management Committees at various levels continue to meet regularly to review risk and control matters including ascertaining that there are effective follow up procedures. The outcome and status are reported to the ARMC for its review and information respectively.

Written assurances and representations together with an attached checklist of key elements of internal controls approved by the Board, have been obtained from all the executive heads of all the Company's operating subsidiaries as well as from the Chairman, Board, executive head or other appropriate officer of all of the Company's active associated companies, that their respective companies' internal controls were adequate during the financial year under review.

CONCLUSION

The Board believes that, in the absence of any evidence to the contrary, taking into account the views of the ARMC in the exercise of its responsibilities under its Charter, the system of internal controls including financial, operational and compliance controls, and risk management system maintained by the Group's Management and that was in place throughout FY2006-07 and up to and as of the date of this Annual Report, provides reasonable, but not absolute, assurance against material financial misstatement or loss, and on the whole is adequate to meet the needs of the Group in its current business environment.

The SATS Investor Relations programme focuses on the transparency of disclosure and prompt dissemination of information to keep shareholders, analysts, fund managers and the media abreast of the Group's strategies, key developments and performance.

Information is disseminated through various channels:

Corporate Literature

- The annual report, which is distributed in June, aims to provide a comprehensive coverage of the Group's business performance in the past financial year.

- SATS' newsletters which are distributed to employees, clients and associates. These are available on a monthly basis and electronic versions are put on the corporate website: www.sats.com.sg.

- News releases which announce the latest important events relating to the Group are distributed to the local and international media, and the investment community through the SGXNet portal. The releases are also posted on the corporate website and www.irasia.com.

- The corporate website has a section on "Investor Relations" containing key corporate information, financial data, annual reports and operational statistics. The information is currently hosted by the investor relations portal, www.irasia.com.

Direct Meetings

- The Group maintains direct dialogue with investors, potential investors, analysts and the media through investor meetings, results briefings and the Annual General Meeting. Senior management meets up regularly with institutional investors and analysts to update them on the Group's strategies, performance and activities. Site visits to the inflight catering centres were also arranged for visitors to give them a better understanding of the operations. In FY2006-07, 62 investor and analyst meetings/visits were organised, an increase over the 44 meetings/visits held in FY2005-06.

- SATS' management also went on a non-deal road show in June 2006 to meet with existing and potential investors in London, New York, Boston and San Francisco.

Announcement of Financial Results

- Quarterly announcements of the Group's financial results are published through news releases and announcements issued to the media and investment community and are posted on the corporate website and www.irasia.com.

- Results briefings attended by institutional investors, analysts and the media are organised after the release of the second quarter (half-year) and year-end (full year) results, with the senior management team present to answer questions.

Annual General Meeting

- The Annual General Meeting is held in July. SATS' Board members attend the Annual General Meeting where shareholders present are given an opportunity to clarify or question the company on issues pertaining to the resolutions proposed to be passed. The executive management and external auditors are also present to assist the Directors in answering questions from shareholders.

CONTENTS

The directors have pleasure in presenting their report together with the audited financial statements of the Group and the balance sheets and statements of changes in equity of the Company for the financial year ended 31 March 2007.

1. DIRECTORS OF THE COMPANY

The names of the directors in office at the date of this report are:

Edmund Cheng Wai Wing	-	Chairman
Chew Choon Seng	-	Deputy Chairman
Khaw Kheng Joo		
Ng Kee Choe		
Ow Chin Hock		
Michael Tan Jiak Ngee		
Yeo Chee Tong	-	(Appointed on 19 May 2006)

2. DIRECTORS' INTERESTS IN ORDINARY SHARES, SHARE OPTIONS AND DEBENTURES

The following directors who held office at the end of the financial year have, according to the register of directors' shareholdings required to be kept under Section 164 of the Companies Act, Cap. 50, an interest in the ordinary shares, share options and debentures of the Company, the Company's immediate holding company and subsidiary companies of the Company's immediate and ultimate holding company, as stated below:

	Direct Interest		Deemed Interest	
Name Of Director	1.4.2006 / Date Of Appointment	31.3.2007	1.4.2006 / Date Of Appointment	31.3.2007
INTEREST IN SINGAPORE AIRLINES LIMITED				
Ordinary shares				
Chew Choon Seng	214,000	214,000	-	-
Michael Tan Jiak Ngee	25,600	55,600	-	-
Options to subscribe for ordinary shares				
Chew Choon Seng	1,074,000	1,194,000	-	-
Michael Tan Jiak Ngee	454,000	264,000	-	-
Conditional award of restricted shares				
Chew Choon Seng	-	30,000	-	-
Conditional award of performance shares				
Chew Choon Seng	-	27,000	-	-
INTEREST IN SINGAPORE AIRPORT TERMINAL SERVICES LIMITED				
Ordinary shares				
Chew Choon Seng	10,000	10,000	-	-
Ng Kee Choe	11,000	11,000	-	-
Michael Tan Jiak Ngee	16,000	16,000	-	-
INTEREST IN SIA ENGINEERING COMPANY LIMITED				
Ordinary shares				
Chew Choon Seng	20,000	20,000	-	-
Michael Tan Jiak Ngee	41,000	41,000	-	-

2. DIRECTORS' INTERESTS IN ORDINARY SHARES, SHARE OPTIONS AND DEBENTURES (CONT'D)

Name Of Director	Direct Interest 1.4.2006 / Date Of Appointment	Direct Interest 31.3.2007	Deemed Interest 1.4.2006 / Date Of Appointment	Deemed Interest 31.3.2007
INTEREST IN SINGAPORE TELECOMMUNICATIONS LIMITED				
Ordinary shares				
Chew Choon Seng	11,040	10,500	-	-
Khaw Kheng Joo	1,430	1,360	1,620	1,550
Ng Kee Choe	1,620	1,540	1,620	1,540
Ow Chin Hock	12,520	11,900	11,643	11,061
Michael Tan Jiak Ngee	6,260	5,950	-	-
Yeo Chee Tong	5,590	5,315	1,616	1,537
INTEREST IN SNP CORPORATION LIMITED				
Ordinary shares				
Edmund Cheng Wai Wing	-	-	35,000	35,000
Yeo Chee Tong	161,500	361,500	948,053	948,053
Options to subscribe for ordinary shares				
Edmund Cheng Wai Wing	135,000	190,000	-	-
Yeo Chee Tong	1,060,000	860,000	-	-
INTEREST IN SMRT CORPORATION LIMITED				
Ordinary shares				
Chew Choon Seng	50,000	50,000	-	-
INTEREST IN CHARTERED SEMICONDUCTOR MANUFACTURING LIMITED				
Ordinary shares				
Ow Chin Hock	-	-	10,000	10,000
INTEREST IN MAPLETREE LOGISTICS TRUST MANAGEMENT LIMITED				
Unit holdings in Mapletree Logistics Trust				
Edmund Cheng Wai Wing	220,000	220,000	-	-
INTEREST IN VERTEX TECHNOLOGY FUND (II) LIMITED				
Ordinary shares				
Ng Kee Choe	50	-	-	-
Redeemable preference shares				
Ng Kee Choe	50	-	-	-
SP AUSNET				
Stapled Securities				
Ng Kee Choe	150,000	150,000	-	-
Ow Chin Hock	-	-	4,000	4,000
INTEREST IN PT BANK DANAMON INDONESIA TBK				
Ordinary shares				
Ng Kee Choe	-	50,000	-	-

2. DIRECTORS' INTERESTS IN ORDINARY SHARES, SHARE OPTIONS AND DEBENTURES (CONT'D)

	Direct Interest		Deemed Interest	
Name Of Director	1.4.2006 / Date Of Appointment	31.3.2007	1.4.2006 / Date Of Appointment	31.3.2007
INTEREST IN TELECHOICE INTERNATIONAL LIMITED				
Ordinary shares				
Yeo Chee Tong	9,000	9,000	-	-
INTEREST IN SINGAPORE TECHNOLOGIES ENGINEERING LIMITED				
Ordinary shares				
Yeo Chee Tong	-	-	2,568	2,568

There was no change in any of the above-mentioned interests between the end of the financial year and 21 April 2007, except for Mr Michael Tan Jiak Ngee whose interest in ordinary shares of Singapore Airlines Limited as at 21 April 2007 is 25,600.

Neither at the end of the financial year, nor at any time during that financial year, did there subsist any arrangements to which the Company is a party, whereby directors might acquire benefits by means of the acquisition of shares and share options in, or debentures of, the Company or any other body corporate, other than pursuant to the Employee Share Option Plan of its immediate holding company, and the subsidiary companies of the Company's ultimate holding company.

Except as disclosed in this report, no director who held office at the end of the financial year had interests in ordinary shares, share options or debentures of the Company, or of related corporations, either at the beginning of the financial year, or date of appointment if later, or at the end of the financial year.

3. DIRECTORS' CONTRACTUAL BENEFITS

Except as disclosed in the financial statements, since the end of the previous financial year, no director of the Company has received or become entitled to receive a benefit by reason of a contract made by the Company or a related corporation with the director, or with a firm of which the director is a member, or with a company in which the director has a substantial financial interest.

4. OPTIONS ON SHARES IN THE COMPANY

(i) **Employee Share Option Plan**

The SATS Employee Share Option Plan (the "Plan"), which comprises the Senior Executive Share Option Scheme for senior executives and the Employee Share Option Scheme for all other employees, was adopted in connection with the initial public offering undertaken by the Company in 2000 and a summary of which was set out in the Prospectus issued by the Company dated 4 May 2000. The Plan was modified at an extraordinary general meeting held on 7 July 2001 and was subsequently modified by the Company (as announced on 4 June 2003) and at extraordinary general meetings held on 19 July 2003 and 20 July 2004.

Under the Plan, all options to be issued will have a term no longer than 10 years from the date of grant. The exercise price of the option will be the average of the closing prices of the Company's ordinary shares on the Singapore Exchange Securities Trading Limited ("SGX-ST") for the five market days immediately preceding the date of grant.

Under the Employee Share Option Scheme, options will vest two years after the date of grant. Under the Senior Executive Share Option Scheme, options will vest:

a) one year after the date of grant for 25% of the ordinary shares subject to the options;
b) two years after the date of grant for an additional 25% of the ordinary shares subject to the options;
c) three years after the date of grant for an additional 25% of the ordinary shares subject to the options; and
d) four years after the date of grant for the remaining 25% of the ordinary shares subject to the options.

4. **OPTIONS ON SHARES IN THE COMPANY (CONT'D)**

(i) **Employee Share Option Plan (cont'd)**

At the date of this report, the Committee administering the Plan comprises the following directors:

Edmund Cheng Wai Wing	-	Chairman
Chew Choon Seng	-	Member
Yeo Chee Tong	-	Member

No options have been granted to Directors of the Company, controlling shareholders of the Company or their associates, or parent group employees.

No employee has received 5% or more of the total number of options available under the Plan.

The options granted by the Company do not entitle the holders of the options, by virtue of such holding, to any right to participate in any share issue of any other company.

During the financial year, in consideration of the payment of $1 for each offer accepted, offers of options were granted pursuant to the Plan in respect of 15,189,800 unissued ordinary shares in the Company at an exercise price of $2.10 per share.

At the end of the financial year, options to take up 57,508,655 unissued ordinary shares in the Company were outstanding:

Date Of Grant	Balance At 1.4.2006/ *Date Of Grant	Lapsed	Exercised	Not Accepted	Balance At 31.3.2007	Exercise Price	Exercisable Period
28.3.2000	16,156,400	444,700	5,999,200	-	9,712,500	S$2.20	28.3.2001 - 27.3.2010
3.7.2000	4,512,350	215,200	1,081,600	-	3,215,550	S$1.80	3.7.2001 - 2.7.2010
2.7.2001	1,352,900	62,600	362,000	-	928,300	S$1.24	2.7.2002 - 1.7.2011
1.7.2002	3,077,850	12,650	821,450	-	2,243,750	S$1.60	1.7.2003 - 30.6.2012
1.7.2003	3,057,650	23,600	807,745	-	2,226,305	S$1.47	1.7.2004 - 30.6.2013
1.7.2004	15,994,950	136,450	6,805,200	-	9,053,300	S$2.09	1.7.2005 - 30.6.2014
1.7.2005	15,711,200	300,000	20,350	-	15,390,850	S$2.27	1.7.2006 - 30.6.2015
3.7.2006	15,189,800	139,900	-	311,800	14,738,100	S$2.10	3.7.2007 - 2.7.2016
	75,053,100	1,335,100	15,897,545	311,800	57,508,655		

* Balance at date of grant for the most recent grant

(ii) **Restricted Share Plan ("RSP") and Performance Share Plan ("PSP")**

At the extraordinary general meeting of the Company held on 19 July 2005, the shareholders approved the adoption of two new share plans, namely the RSP and the PSP, in addition to the Employee Share Option Plan.

Depending on the achievement of pre-determined targets over a two-year period for the RSP and a three-year period for the PSP, the final number of restricted shares and performance shares awarded could range between 0% and 120% of the initial grant of the restricted shares and between 0% and 150% of the initial grant of the performance shares.

Based on meeting stated performance conditions over a two-year performance period, 50% of the RSP award will vest. The balance will vest equally over the subsequent two years with fulfilment of service requirements. PSP will vest based on meeting stated performance conditions over a three-year performance period.

At the date of this report, the Remuneration and Human Resource Committee which administers the RSP and PSP comprises the following directors:

Edmund Cheng Wai Wing	-	Chairman
Chew Choon Seng	-	Member
Yeo Chee Tong	-	Member

4. OPTIONS ON SHARES IN THE COMPANY (CONT'D)

(ii) **Restricted Share Plan ("RSP") and Performance Share Plan ("PSP") (cont'd)**

No shares have been granted to controlling shareholders or their associates, or parent group employees under the RSP and PSP.

No employee has received 5% or more of the total number of shares granted under the Employee Share Option Plan, RSP and PSP.

The details of the shares awarded under the new share plans during the year since commencement of the RSP and PSP are as follows:

RSP

	Number Of Ordinary Shares				
Date Of Grant	Balance At 1.4.2006 / Later Date Of Grant	Granted	Cancelled	Released	Balance At 31.3.2007
2.10.2006	182,030	-	-	-	182,030

PSP

	Number Of Ordinary Shares				
Date Of Grant	Balance At 1.4.2006 / Later Date Of Grant	Granted	Cancelled	Released	Balance At 31.3.2007
2.10.2006	84,360	-	-	-	84,360

5. AUDIT AND RISK MANAGEMENT COMMITTEE

The Audit and Risk Management Committee performed the functions specified in the Companies Act. The functions performed are detailed in the Corporate Governance Report.

6. AUDITORS

The auditors, Ernst & Young, Certified Public Accountants, have expressed their willingness to accept re-appointment.

On behalf of the Board,

EDMUND CHENG WAI WING
Chairman

CHEW CHOON SENG
Deputy Chairman

Dated this 7th day of May 2007

Statement By The Directors

Pursuant To Section 201(15)

We, EDMUND CHENG WAI WING and CHEW CHOON SENG, being two of the directors of SINGAPORE AIRPORT TERMINAL SERVICES LIMITED, do hereby state that in the opinion of the directors:

a) the accompanying consolidated financial statements of the Group and the balance sheet and statement of changes in equity of the Company, together with notes thereto are drawn up so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 March 2007, the changes in equity of the Group and of the Company, the results of the business and the cash flows of the Group for the financial year ended on that date; and

b) at the date of this statement, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

On behalf of the Board,

EDMUND CHENG WAI WING
Chairman

CHEW CHOON SENG
Deputy Chairman

Dated this 7th day of May 2007

Independent Auditors' Report

To The Members Of Singapore Airport Terminal Services Limited

We have audited the accompanying financial statements of Singapore Airport Terminal Services Limited (the Company) and its subsidiaries (collectively, the Group) set out on pages 77 to 130, which comprise the balance sheets of the Group and the Company as at 31 March 2007, the statements of changes in equity of the Group and the Company, the profit and loss account and cash flow statement of the Group for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The Company's directors are responsible for the preparation and fair presentation of these financial statements in accordance with the provisions of the Singapore Companies Act, Cap. 50 (the Act) and Singapore Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITORS' RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Singapore Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion,

(i) the consolidated financial statements of the Group and the balance sheet and statement of changes in equity of the Company are properly drawn up in accordance with the provisions of the Act and Singapore Financial Reporting Standards so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 March 2007 and the results, changes in equity and cash flows of the Group and the changes in equity of the Company for the year ended on that date; and

(ii) the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

ERNST & YOUNG
Certified Public Accountants

SINGAPORE
Dated this 7th day of May 2007

Consolidated Profit And Loss Account

For The Year Ended 31 March 2007 (In $ Thousands)

	Notes	GROUP 2006-07	GROUP 2005-06
REVENUE	3	**945,659**	932,027
EXPENDITURE			
Staff costs	4	**(441,226)**	(408,054)
Cost of raw materials		**(81,715)**	(79,554)
Licensing fees		**(60,384)**	(59,065)
Depreciation and amortisation charges		**(65,697)**	(65,279)
Company accommodation and utilities		**(64,745)**	(58,891)
Other costs		**(78,752)**	(77,144)
		(792,519)	(747,987)
OPERATING PROFIT	5	**153,140**	184,040
Interest on borrowings	6	**(6,160)**	(6,286)
Interest income	7	**18,171**	9,240
Dividend from long-term investment, gross		**951**	628
Share of profits of associated companies		**52,076**	57,308
Gain/(loss) on disposal of fixed assets		**153**	(309)
Amortisation of deferred income		**1,439**	1,408
PROFIT BEFORE TAXATION		**219,770**	246,029
Taxation	8	**(40,783)**	(56,810)
PROFIT AFTER TAXATION		**178,987**	189,219
PROFIT ATTRIBUTABLE TO:			
EQUITY HOLDERS OF THE COMPANY		**178,218**	188,624
MINORITY INTERESTS		**769**	595
PROFIT FOR THE YEAR		**178,987**	189,219
Basic earnings per share (cents)	9	**17.0**	18.2
Diluted earnings per share (cents)	9	**16.9**	18.1

The notes on pages 83 to 130 form an integral part of the financial statements.

Balance Sheets

At 31 March 2007 (In $ Thousands)

	Notes	GROUP 31.3.2007	GROUP 31.3.2006	COMPANY 31.3.2007	COMPANY 31.3.2006
SHARE CAPITAL	11	**215,536**	179,812	**215,536**	179,812
RESERVES					
Revenue reserve		**1,111,298**	1,018,136	**895,801**	760,555
Foreign currency translation reserve		**(31,159)**	(9,572)	**-**	-
Share-based compensation reserve	12	**12,977**	10,025	**12,977**	10,025
Fair value reserve	12	**(85)**	(76)	**(85)**	(76)
Statutory reserve		**5,582**	4,117	**-**	-
		1,098,613	1,022,630	**908,693**	770,504
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY		**1,314,149**	1,202,442	**1,124,229**	950,316
MINORITY INTERESTS		**3,916**	3,327	**-**	-
TOTAL EQUITY		**1,318,065**	1,205,769	**1,124,229**	950,316
DEFERRED TAXATION	13	**53,489**	65,639	**32,711**	36,880
NOTES PAYABLE	14	**200,000**	200,000	**200,000**	200,000
TERM LOANS	15	**2,539**	3,940	**-**	-
DEFERRED INCOME	16	**24,602**	26,254	**24,602**	26,209
		1,598,695	1,501,602	**1,381,542**	1,213,405
Represented by:					
FIXED ASSETS	17				
Leasehold land and buildings		**497,418**	522,938	**480,808**	506,580
Progress payments		**5,315**	3,304	**575**	360
Others		**119,028**	142,954	**718**	1,120
		621,761	669,196	**482,101**	508,060
SUBSIDIARY COMPANIES	18	**-**	-	**43,275**	43,275
LONG-TERM INVESTMENT	19	**7,886**	7,886	**7,886**	7,886
ASSOCIATED COMPANIES	20	**340,697**	339,615	**270,649**	270,649
LOAN TO AN ASSOCIATED COMPANY	20	**1,988**	2,589	**1,988**	2,589
INTANGIBLE ASSETS	21	**9,876**	14,485	**470**	190
CURRENT ASSETS					
Trade debtors	22	**51,238**	46,352	**4,886**	1,321
Other debtors	23	**7,713**	6,111	**6,320**	4,199
Prepayments		**2,765**	2,911	**1,424**	1,143
Related companies	24	**398,449**	352,619	**331,778**	283,866
Associated companies	20	**703**	371	**703**	371
Loan to an associated company	20	**612**	647	**612**	647
Stocks	25	**12,174**	13,240	**224**	226
Loan to third party	26	**-**	42,355	**-**	42,355
Short-term non-equity investments		**73,500**	48,932	**73,500**	48,932
Fixed deposits	27	**255,755**	151,490	**255,005**	150,240
Cash and bank balances	27	**19,058**	19,110	**14,698**	9,721
		821,967	684,138	**689,150**	543,021
Less:					
CURRENT LIABILITIES					
Loan from immediate holding company	28	**-**	42,355	**-**	42,355
Term loans	15	**280**	778	**-**	-
Trade creditors		**150,162**	107,044	**24,113**	17,939
Other creditors	29	**5,890**	5,954	**2,074**	1,681
Related companies	24	**-**	-	**73,217**	86,168
Provision for taxation		**49,148**	59,782	**14,573**	14,122
Bank overdraft - secured	30	**-**	394	**-**	-
		205,480	216,307	**113,977**	162,265
NET CURRENT ASSETS		**616,487**	467,831	**575,173**	380,756
		1,598,695	1,501,602	**1,381,542**	1,213,405

The notes on pages 83 to 130 form an integral part of the financial statements.

Statements Of Changes In Equity

For The Year Ended 31 March 2007 (In $ Thousands)

	Note	Attributable To Equity Holders Of The Company								
	Note	Share Capital	Revenue Reserve	Share-based Compen-Sation Reserve	Fair Value Reserve	Statutory Reserve*	Foreign Currency Translation Reserve	Total	Minority Interests	Total Equity
GROUP										
Balance at 31 March 2006		179,812	1,018,136	10,025	(76)	4,117	(9,572)	1,202,442	3,327	1,205,769
Transfer to statutory reserve		-	(1,465)	-	-	1,465	-	-	-	-
Foreign currency translation adjustment		-	-	-	-	-	(21,587)	(21,587)	-	(21,587)
Net fair value changes on available-for-sale assets		-	-	-	(9)	-	-	(9)	-	(9)
Net income/(expense) not recognised in the profit and loss account		-	(1,465)	-	(9)	1,465	(21,587)	(21,596)	-	(21,596)
Profit for the year		-	178,218	-	-	-	-	178,218	769	178,987
Net income and expenses recognised for the year		-	176,753	-	(9)	1,465	(21,587)	156,622	769	157,391
Share-based payment		-	-	6,593	-	-	-	6,593	-	6,593
Share options exercised and lapsed		35,724	283	(3,641)	-	-	-	32,366	-	32,366
Dividends, net	10	-	(83,874)	-	-	-	-	(83,874)	(180)	(84,054)
Balance at 31 March 2007		215,536	1,111,298	12,977	(85)	5,582	(31,159)	1,314,149	3,916	1,318,065

* Certain countries in which some of the Group's associated companies are incorporated legally require statutory reserves to be set aside. The laws of the countries restrict the distribution and use of these statutory reserves.

The notes on pages 83 to 130 form an integral part of the financial statements.

For The Year Ended 31 March 2007 (In $ Thousands)

	Note	Share Capital	Share Premium	Revenue Reserve	Share-based Compen-Sation Reserve	Fair Value Reserve	Statutory Reserve*	Foreign Currency Translation Reserve	Total	Minority Interests	Total Equity
		Attributable To Equity Holders Of The Company									
GROUP											
Balance at 31 March 2005		102,784	44,295	914,026	7,523	-	2,726	(5,897)	1,065,457	2,852	1,068,309
Transfer to share capital		44,295	(44,295)	-	-	-	-	-	-	-	-
		147,079	-	914,026	7,523	-	2,726	(5,897)	1,065,457	2,852	1,068,309
Transfer to statutory reserve		-	-	(1,391)	-	-	1,391	-	-	-	-
Foreign currency translation adjustment		-	-	-	-	-	-	(3,675)	(3,675)	-	(3,675)
Net fair value changes on available-for-sale assets		-	-	-	-	(76)	-	-	(76)	-	(76)
Net income/(expense) not recognised in the profit and loss account		-	-	(1,391)	-	(76)	1,391	(3,675)	(3,751)	-	(3,751)
Profit for the year		-	-	188,624	-	-	-	-	188,624	595	189,219
Net income and expenses recognised for the year		-	-	187,233	-	(76)	1,391	(3,675)	184,873	595	185,468
Share-based payment		-	-	-	6,909	-	-	-	6,909	-	6,909
Share options exercised and lapsed		32,733	-	-	(4,407)	-	-	-	28,326	-	28,326
Dividends, net	10	-	-	(83,123)	-	-	-	-	(83,123)	(120)	(83,243)
Balance at 31 March 2006		179,812	-	1,018,136	10,025	(76)	4,117	(9,572)	1,202,442	3,327	1,205,769

* Certain countries in which some of the Group's associated companies are incorporated legally require statutory reserves to be set aside. The laws of the countries restrict the distribution and use of these statutory reserves.

The notes on pages 83 to 130 form an integral part of the financial statements.

For The Year Ended 31 March 2007 (In $ Thousands)

	Note	Share Capital	Revenue Reserve	Share-Based Compensation Reserve	Fair Value Reserve	Total Equity
COMPANY						
Balance at 31 March 2006		179,812	760,555	10,025	(76)	950,316
Net fair value changes on available-for-sale assets		-	-	-	(9)	(9)
Profit for the year		-	218,837	-	-	218,837
Net income and expenses recognised for the year		-	218,837	-	(9)	218,828
Share-based payment		-	-	6,593	-	6,593
Share options exercised and lapsed		35,724	283	(3,641)	-	32,366
Dividends, net	10	-	(83,874)	-	-	(83,874)
Balance at 31 March 2007		215,536	895,801	12,977	(85)	1,124,229

	Note	Share Capital	Share Premium	Revenue Reserve	Share-Based Compensation Reserve	Fair Value Reserve	Total Equity
COMPANY							
Balance at 31 March 2005		102,784	44,295	589,652	7,523	-	744,254
Transfer to share capital		44,295	(44,295)	-	-	-	-
		147,079	-	589,652	7,523	-	744,254
Net fair value changes on available-for-sale assets		-	-	-	-	(76)	(76)
Profit for the year		-	-	254,026	-	-	254,026
Net income and expenses recognised for the year		-	-	254,026	-	(76)	253,950
Share-based payment		-	-	-	6,909	-	6,909
Share options exercised and lapsed		32,733	-	-	(4,407)	-	28,326
Dividends, net	10	-	-	(83,123)	-	-	(83,123)
Balance at 31 March 2006		179,812	-	760,555	10,025	(76)	950,316

The notes on pages 83 to 130 form an integral part of the financial statements.

Consolidated Cash Flow Statement

For The Year Ended 31 March 2007 (In $ Thousands)

	Note	2006-07	2005-06
CASH FLOWS FROM OPERATING ACTIVITIES			
Profit before taxation		**219,770**	246,029
Adjustments for:			
Interest income		**(18,171)**	(9,240)
Interest on borrowings		**6,160**	6,286
Dividend from long-term investment		**(951)**	(628)
Depreciation and amortisation charges		**65,697**	65,279
Effects of exchange rate changes		**201**	76
(Gain)/loss on disposal of fixed assets		**(153)**	309
Share of profits of associated companies		**(52,076)**	(57,308)
Share-based payment expense		**6,593**	6,909
Amortisation of deferred income		**(1,439)**	(1,408)
Operating profit before working capital changes		**225,631**	256,304
(Increase)/decrease in debtors		**(6,745)**	17,870
Decrease/(increase) in prepayments		**146**	(25)
Decrease/(increase) in stocks		**1,066**	(2,302)
Increase in amounts owing by related companies		**(4,733)**	(5,178)
Increase/(decrease) in creditors		**42,173**	(7,488)
(Increase)/decrease in amounts due from associated companies		**(332)**	701
Cash generated from operations		**257,206**	259,882
Interest paid to third parties		**(6,160)**	(6,286)
Tax paid		**(48,750)**	(46,568)
Net cash provided by operating activities		**202,296**	207,028
CASH FLOWS FROM INVESTING ACTIVITIES			
Capital expenditure	27	**(12,815)**	(12,036)
Loan to associated companies		**-**	(3,236)
Return of capital from associated companies		**-**	3,325
Investment in associated companies		**-**	(1,550)
Repayment of loan from associated companies		**636**	-
Dividends from associated companies		**14,591**	20,831
Dividend from long-term investment		**951**	628
Proceeds from disposal of fixed assets		**196**	303
Interest received from deposits		**18,715**	8,869
Purchase of short-term non-equity investments		**(24,577)**	(11,258)
Net cash (used in)/provided by investing activities		**(2,303)**	5,876
CASH FLOWS FROM FINANCING ACTIVITIES			
Bank charges on sale and leaseback arrangement		**(213)**	(424)
Repayment of term loan		**(1,899)**	(445)
Proceeds from exercise of share options		**32,366**	28,326
Dividends paid		**(83,874)**	(83,123)
Dividends paid by subsidiary to minority interest		**(180)**	(120)
Net cash used in financing activities		**(53,800)**	(55,786)
Net increase in cash and cash equivalents		**146,193**	157,118
Effect of exchange rate changes		**(201)**	(76)
Cash and cash equivalents at beginning of financial year		**431,461**	274,419
Cash and cash equivalents at end of financial year	27	**577,453**	431,461

The notes on pages 83 to 130 form an integral part of the financial statements.

1. GENERAL

Singapore Airport Terminal Services Limited (the "Company") is a limited liability company incorporated in the Republic of Singapore. The Company is a subsidiary of Singapore Airlines Limited and its ultimate holding company is Temasek Holdings (Private) Limited, both incorporated in the Republic of Singapore. Related companies in these financial statements refer to members of the group of companies owned or controlled by Singapore Airlines Limited.

The registered office of the Company is at 20 Airport Boulevard, Singapore 819659.

The Company is principally an investment holding company. Its other activities include rental of premises.

The principal activities of the Group are to provide the following services at Singapore Changi Airport to its airline customers:

- Ground handling services including airfreight handling services, passenger services, baggage handling services and apron services;
- Inflight catering services including aircraft interior cleaning and cabin handling services;
- Aviation security services;
- Airline laundry services; and
- Airport cargo delivery management services.

The Group is also engaged in the activity of manufacturing of chilled and frozen meat, seafood products, soups, sauces, convenient meals, processed fruits and vegetables. There have been no significant changes in the nature of the activities during the financial year.

The consolidated financial statements for the financial year ended 31 March 2007 were authorised for issue in accordance with a resolution of the Directors on 7 May 2007.

2. ACCOUNTING POLICIES

The main accounting policies of the Group, which have been consistently applied except where indicated otherwise, are described in the following paragraphs.

(a) Basis of accounting

The financial statements of the Group and of the Company, which are expressed in Singapore dollars ($), are prepared under the historical cost convention except as disclosed in the accounting policies below, and in accordance with Singapore Financial Reporting Standards ("FRS") as required by the Singapore Companies Act, Cap 50.

(b) Financial impact of new and revised financial reporting standards

On 1 April 2006, the Group and the Company adopted all new or revised FRS that are applicable in the current financial year. The adoption of these new or revised FRS has no material effect on the financial statements.

2. ACCOUNTING POLICIES (CONT'D)

(c) Significant accounting estimates and judgements

Estimates, assumptions concerning the future and judgements are made in the preparation of the financial statements. They affect the application of the Group's accounting policies, reported amounts of assets, liabilities, income and expenses, and disclosures made. They are assessed on an on-going basis and are based on experience and relevant factors, including expectations of future events that are believed to be reasonable under the circumstances.

The key assumptions concerning the future and other key sources of estimation uncertainty at the balance sheet date, that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Carrying value of associated companies

The Group acquired certain investments in associates at a premium to their net asset value. As at 31 March 2007, the carrying value of investments in associates exceeded the underlying net asset value by $115.8 million.

The above carrying value is supported by the value that is expected to be derived from these associates in the future or their value-in-use. Estimating the value-in-use requires the Group to make an estimate of the expected future cash flows from these associates and also to adopt a suitable discount rate to calculate the present value of the cash flows. Changes in these estimates could have a significant impact on the value-in-use and therefore the carrying amount of these investments in associates.

Income Taxes

The Group has exposure to income taxes in numerous jurisdictions. Significant judgement is involved in determining the group-wide provision for income taxes. There are certain transactions and computations for which the ultimate tax determination is uncertain during the ordinary course of business. The Group recognises liabilities for expected tax issues based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recognised, such differences will impact the income tax and deferred tax provisions in the period in which such determination is made. The carrying amount of the Group's tax payables at 31 March 2007 was $49.1 million (2006: $59.8 million).

(d) Consolidation

The consolidated financial statements comprise the financial statements of the Company and its subsidiaries as at the balance sheet date. Consistent accounting policies are applied for like transactions and events in similar circumstances. A list of the Group's subsidiary companies is shown in Note 18 to the financial statements.

All intra-group balances, transactions, income and expenses and profits and losses resulting from intra-group transactions that are recognised in assets, are eliminated in full.

Subsidiaries are fully consolidated from the date of acquisition, being the date on which the Group obtains control, and continue to be consolidated until the date that such control ceases. Minority interests represent the portion of profit or loss and net assets in subsidiaries not held by the Group. They are presented in the consolidated balance sheet within equity, separately from the parent shareholders' equity, and are separately disclosed in the consolidated profit and loss account.

2. ACCOUNTING POLICIES (CONT'D)

(e) Subsidiary and associated companies

In the Company's financial statements, investments in subsidiary and associated companies are accounted for at cost less impairment losses.

A subsidiary company is defined as a company in which the Group, directly or indirectly controls more than half of the voting power, or controls the composition of the board of directors.

An associated company is defined as a company, not being a subsidiary company or joint venture company, in which the Group has a long-term interest of not less than 20% and not more than 50% of the voting power and in whose financial and operating policy decisions the Group exercises significant influence.

The Group's share of the consolidated results of associated companies, with appropriate adjustments to account for the impairment of goodwill and amortisation of intangible assets, is included in the consolidated profit and loss account. The Group's share of the post-acquisition reserves is added to the value of investments in associated companies shown on the consolidated balance sheet. A list of the Group's associated companies is shown in Note 20 to the financial statements.

The most recent available audited financial statements of the associated companies are used by the Group in applying the equity method. Where dates of the audited financial statements used are not co-terminus with those of the Group, the share of results is arrived at from the last audited financial statements available and unaudited management financial statements to the end of the accounting period.

(f) Functional and foreign currencies

(i) Functional currency

The management has determined the currency of the primary economic environment in which the Company operates i.e. functional currency, to be Singapore dollars. Sales prices and major costs of providing goods and services including major operating expenses are primarily influenced by fluctuations in Singapore dollars.

(ii) Foreign currency transactions

Foreign currency transactions are converted into Singapore dollars at exchange rates which approximate bank rates prevailing at dates of transactions. All foreign currency monetary assets and liabilities are translated into Singapore dollars using year-end exchange rates. Non-monetary assets and liabilities are translated using exchange rates that existed when the values were determined. Gains and losses arising from conversion of monetary assets and liabilities are dealt with in the profit and loss account.

For the purposes of the Group financial statements, the net assets of the foreign associated companies are translated into Singapore dollars at the exchange rates ruling at the balance sheet date. The financial results of foreign associated companies are translated monthly into Singapore dollars at the prevailing exchange rates. The resulting gains or losses on exchange are taken to foreign currency translation reserve.

Goodwill and fair value adjustments arising from the acquisition of foreign associated companies are treated as assets and liabilities of the foreign associated companies and are recorded in the functional currency of the foreign operations, and translated at the closing rate at the balance sheet date.

On disposal of a foreign associated company, the cumulative amount of exchange differences deferred in equity relating to that foreign associated company is recognised in the profit and loss account as a component of the gain or loss on disposal.

2. ACCOUNTING POLICIES (CONT'D)

(g) Intangible assets

(i) Goodwill

When subsidiary companies or interests in associated companies are acquired, any excess of the consideration over the Group's interest in fair value of the identifiable assets, liabilities and contingent liabilities as at the date of acquisition represents goodwill. Following initial recognition, goodwill is stated at cost less any accumulated impairment losses. Goodwill arising from acquisition of associated companies is included in the investments in associated companies on the balance sheet. Goodwill arising from acquisition of subsidiary companies is reported as a separate line item on the balance sheet.

(ii) Computer software

Computer software is stated at cost less accumulated amortisation and impairment losses. The cost is amortised using the straight-line method over the estimated useful life of 5 years.

(h) Fixed assets

Fixed assets are stated at cost less accumulated depreciation and any impairment in value. The cost of an asset comprises its purchase price and any directly attributable costs of bringing the asset to working condition for its intended use. Expenditure for additions, improvements and renewals are capitalised and expenditure for maintenance and repairs are charged to the profit and loss account. When assets are sold or retired, their costs and accumulated depreciation are removed from the financial statements and any gain or loss resulting from their disposal is included in the profit and loss account.

The carrying amounts are reviewed at each balance sheet date to assess whether they are recorded in excess of their recoverable amount, and if the carrying values exceed the recoverable amounts, assets are written-down. In determining the recoverable amount for fixed assets, the higher of the net selling price and the value in use of the fixed assets is considered.

An item of property, plant and equipment is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset is included in the profit and loss account in the year the asset is derecognised.

(i) Depreciation of fixed assets

Fixed assets are depreciated on a straight-line basis at rates which are calculated to write-down their costs to their estimated residual values at the end of their useful lives. The estimated useful lives are as follows:

Leasehold land and buildings	-	according to the lease period or 30 years whichever is the shorter
Office fittings & fixtures and office & commercial equipment	-	1 to 5 years
Fixed and mobile ground support equipment and motor vehicles	-	1 to 12 years

No depreciation is provided for progress payments.

Fully-depreciated fixed assets are retained in the financial statements until they are no longer in use. No depreciation is charged after assets are depreciated to their residual values.

2. ACCOUNTING POLICIES (CONT'D)

(j) Leased assets

Operating lease – as lessee

Leases where the lessor effectively retains substantially all the risks and benefits of ownership of the leased assets are classified as operating leases. Operating lease payments are recognised as an expense in the profit and loss account on a straight-line basis over the lease term.

Gains arising from sale and operating leaseback of assets are determined based on fair values. Sale proceeds in excess of fair values are deferred and amortised over the minimum lease terms.

(k) Stocks

Stocks, which consist mainly of equipment spare parts and food supplies, are stated at the lower of cost and net realisable value. Cost is determined on the weighted average basis. Net realisable value is the estimated selling price in the ordinary course of business less estimated costs necessary to make the sale.

(l) Financial assets

Financial assets within the scope of FRS 39 are classified as either financial assets at fair value through profit and loss, loans and receivables, held-to-maturity investments, or available-for-sale assets, as appropriate. Financial assets are recognised on the balance sheet when the Group becomes a party to the contractual provisions of the financial instrument.

Financial assets classified as fair value through profit and loss are recognised initially at fair value. Financial assets classified as loans and receivables, held to maturity investments, or available-for-sale are recognised initially at fair value plus directly attributable transaction costs. The Group determines the classifications of its financial assets after initial recognition, and where allowed and appropriate, re-evaluates this designation at each financial year-end.

All regular way purchases and sales of financial assets are recognised on the trade date. Regular way purchases or sales are purchases or sales of financial assets that require delivery of assets within the period generally established by regulation or convention in the market place concerned.

Financial assets at fair value through profit and loss

A financial asset is classified in this category if acquired principally for the purpose of selling in the short term. Derivatives are also classified under this category unless they are designated as hedging derivatives. Gains or losses on financial instruments held at fair value through profit and loss are recognised in the profit and loss account.

Assets in this category are classified as current assets.

Loans and receivables

Non-derivative financial assets with fixed or determinable payments that are not quoted in an active market are classified as loans and receivables. Such assets are carried at amortised cost using the effective interest method. Gains and losses are recognised in profit and loss account when the loans and receivables are de-recognised or impaired, as well as through the amortisation process. Receivables are included in trade debtors on the balance sheet (Note 2 (n)).

2. ACCOUNTING POLICIES (CONT'D)

(l) **Financial assets (cont'd)**

Available-for-sale investments

Available-for-sale investments are non-derivatives financial assets that are either designated in this category, or not classified in any other categories. After initial recognition, available-for-sale investments are measured at fair value with gains or losses being recognised in the fair value reserve until the investment is de-recognised or until the investment is determined to be impaired at which time the cumulative gain or loss previously reported in equity is included in the profit and loss account.

The fair value of quoted investments is generally determined by reference to stock exchange quoted market bid prices at the close of the business on the balance sheet date. For investments where there is no active market, fair value is determined using valuation techniques. Such techniques include using recent arm's length market transactions or reference to the current market value of another instrument (which is substantially the same). For investments where there is no active market and where fair value cannot be reliably measured, they are measured at cost.

Short-term non-equity investments and unquoted equity investments are classified as available-for-sale investments.

(m) **De-recognition of financial assets and liabilities**

Financial assets

A financial asset (or, where applicable, a part of a financial asset or part of a group of similar financial assets) is de-recognised where:

(i) The contractual rights to receive cash flows from the asset have expired;

(ii) The Group retains the contractual rights to receive cash flows from the asset, but has assumed an obligation to pay them in full without material delay to a third party under a "pass-through arrangement"; or

(iii) The Group has transferred its rights to receive cash flows from the asset and either has transferred substantially all the risks and rewards of the assets, or has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

Where the Group has transferred its rights to receive cash flows from an asset and has neither transferred nor retained substantially all the risks and rewards of the asset nor transferred control of the asset, the asset is recognised to the extent of the Group's continuing involvement in the asset. Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Group could be required to repay.

Where continuing involvement takes the form of a written and/or purchased option on the transferred asset, the extent of the Group's continuing involvement is the amount of the transferred asset that the Group may repurchase, except that in the case of a written put option on an asset measured at fair value, the extent of the Group's continuing involvement is limited to the lower of the fair value of the transferred asset and the option exercise price.

On de-recognition of a financial asset in its entirety, the difference between the carrying amount and the sum of the consideration received (including any new asset obtained less any new liability assumed) and any cumulative gain or loss that has been recognised directly in equity is recognised in the profit and loss account.

Gains and losses arising from derivative financial instruments on foreign currencies, and interest rates are recognised at dates of maturity.

2. ACCOUNTING POLICIES (CONT'D)

(m) De-recognition of financial assets and liabilities (cont'd)

Financial liabilities

A financial liability is de-recognised when the obligation under the liability is discharged or cancelled or expired.

Where an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as a de-recognition of the original liability and the recognition of a new liability, and the difference in the respective carrying amounts is recognised in the profit and loss account.

(n) Trade and other debtors

Trade and other debtors, which generally have 30-90 day terms, and amounts owing by the holding company and the related companies are classified and accounted for as loans and receivables.

(o) Cash and bank balances

Cash and bank balances are defined as cash on hand, demand deposits and short-term, highly liquid investments readily convertible to known amounts of cash and subject to insignificant risk of changes in value.

Cash on hand, demand deposits and short-term deposits are classified and accounted for as loans and receivables under FRS39.

For the purpose of the consolidated cash flow statement, cash and cash equivalents consist of cash on hand and deposits in banks, net of outstanding bank overdrafts.

(p) Income taxes

Current tax

Current tax assets and liabilities for the current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantially enacted by the balance sheet date.

Deferred taxation

Deferred income tax is provided, using the liability method, on all temporary differences at the balance sheet date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

Additionally, the Group's deferred tax liabilities include all taxable temporary differences associated with investments in subsidiaries, associates and interests in joint ventures, except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not reverse in the foreseeable future.

Deferred tax assets are recognised for all deductible temporary differences, carry-forward of unused tax assets and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, carry-forward of unused tax assets and unused tax losses can be utilised.

The carrying amount of deferred tax assets is reviewed at each balance sheet date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred tax asset to be utilised.

Unrecognised deferred income tax assets are reassessed at each balance sheet date and are recognised to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

2. ACCOUNTING POLICIES (CONT'D)

(p) Income taxes (cont'd)

Deferred taxation (cont'd)

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realised or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantially enacted at the balance sheet date.

Deferred tax is charged or credited directly to equity if the tax relates to items that are credited or charged, in the same or different period, directly to equity.

(q) Loans, notes payable and borrowings

Loans, notes payable and other borrowings are initially recognised at the fair value of the consideration received less directly attributable transaction costs. After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the effective interest method.

(r) Borrowing cost

Borrowing costs are generally expensed as incurred. Borrowing costs are capitalised if they are directly attributable to the acquisition, construction or production of a qualifying asset. Capitalisation of borrowing costs commences when the activities to prepare the asset for its intended use or sale are in progress and the expenditure and borrowing costs are being incurred. Borrowing costs are capitalised until the assets are ready for their intended use. If the resulting carrying amount of the asset exceeds its recoverable amount, an impairment loss is recorded.

(s) Employee benefits

Equity Compensation Plan

The Group has in place an Employee Share Option Plan (the "Plan") for the granting of share options to senior executives and all other employees to subscribe for shares in the Company. The exercise price approximates the market value of the shares on the date of grant.

The Group has also implemented the Restricted Share Plan and Performance Share Plan for awarding of fully paid ordinary shares to key senior management and senior executives, when and after pre-determined performance or service conditions are accomplished.

Details of the Plan are disclosed in Note 11 to the financial statements.

Equity-settled transactions

The cost of equity-settled transactions with employees is measured by reference to the fair value at the date on which the share options are granted. In valuing the share options, no account is taken of any performance conditions, other than conditions linked to the price of the shares of the Company.

The cost of equity-settled transactions is recognised, together with a corresponding increase in the employee share option reserve, over the period in which the service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award ("the vesting date"). The cumulative expense recognised for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Group's best estimate of the number of equity instruments that will ultimately vest.

Where an equity-settled award is cancelled, it is treated as if it had vested on the date of cancellation, and any expense not recognised for the award is recognised immediately.

Defined contribution plan

As required by law, the Group's companies in Singapore make contributions to the state provident fund, The Central Provident Fund ("CPF"), for the benefits of its employees.

2. ACCOUNTING POLICIES (CONT'D)

(t) Financial liabilities

Financial liabilities include trade creditors, which are normally settled on 30-90 day terms, other creditors, amount owing to related companies and interest-bearing loans and borrowings. Financial liabilities are recognised on the balance sheet when, and only when, the Group becomes a party to the contractual provisions of the financial instrument. Financial liabilities are initially recognised at fair value of consideration received less directly attributable transaction costs and subsequently measured at amortised cost using the effective interest method.

(u) Provisions

Provisions are recognised when the Group has a present obligation (legal or constructive) where, as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Group expects some or all of a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the profit and loss account net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognised as finance costs.

Provisions are reviewed at each balance sheet date and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

(v) Revenue

Revenue from ground handling, inflight catering, aviation security services, airline laundry and airport cargo delivery management services is recognised upon rendering of services. Revenue from manufacturing and exporting chilled and frozen processed foods is recognised upon delivery and acceptance of goods sold.

(w) Income from investments

Dividend income from investments is recognised when the shareholders' right to receive payments is established.

Interest income from investments and fixed deposits is recorded using the effective interest rate method and recognised on a time proportion basis.

(x) Impairment of non-financial and financial assets

Non-financial assets

The carrying amounts of the Group's non-financial assets are reviewed at each balance sheet date to determine whether there is any indication of impairment. An impairment loss is recognised whenever the carrying amount of an asset exceeds its recoverable amount. The impairment loss is charged to the profit and loss account unless it reverses a previous revaluation credited to equity, in which case it is charged to equity. An impairment loss is reversed if there has been a change in estimates used to determine the recoverable amount.

The Group also assesses at each balance sheet date whether a financial asset or a group of financial assets is impaired.

2. ACCOUNTING POLICIES (CONT'D)

(x) Impairment of non-financial and financial assets (cont'd)

Financial assets

Assets carried at amortised costs

If there is objective evidence that an impairment loss on loans and receivables carried at amortised cost has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate. The carrying amount of the asset shall be reduced either directly or through use of an amortisation account. The amount of the loss shall be recognised in the profit and loss account.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognised, the previously recognised impairment is reversed. Any subsequent reversal of an impairment loss is recognised in the profit and loss account, to the extent that the carrying value of the asset does not exceed its amortised cost at the reversal date.

Assets carried at costs

If there is objective evidence that an impairment loss on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, the amount of the loss is measured as the difference between the asset's carrying amount and the estimated realisable amount. Such impairment losses are not reversed in subsequent periods.

Available-for-sale financial assets

If an available-for-sale asset is impaired, an amount comprising the difference between its cost and its current fair value, less any impairment loss previously recognised in profit and loss, is transferred from equity to the profit and loss account. Reversals in respect of equity instruments classified as available-for-sale are not recognised in the profit and loss account. Reversals of impairment losses on debt instruments are reversed through the profit and loss account, if the increase in fair value of the instrument can be objectively related to an event occurring after the impairment loss was recognised in the profit and loss account.

(y) Segmental reporting

Business segment

The Group's businesses are organised and managed separately according to the nature of the services provided. The significant business segments of the Group are inflight catering, cargo and ground handling services.

Geographical segment

Revenue for the Group is derived in Singapore. Assets, except for its investments in associated companies, are mainly located in Singapore.

2. ACCOUNTING POLICIES (CONT'D)

(z) FRS and INT FRS not yet effective

The Group has not applied the following FRS and INT FRS that have been issued but not yet effective:

			Effective Date (Annual Periods Beginning On Or After)
FRS 1	:	Amendment to FRS 1 (revised), Presentation of financial statements (Capital Disclosures)	1 January 2007
FRS 40	:	Investment Property	1 January 2007
FRS 107	:	Financial Instruments: Disclosures	1 January 2007
FRS 108	:	Operating Segments	1 January 2009
INT FRS 108	:	Scope of FRS 102, Share-based Payment	1 May 2006
INT FRS 109	:	Reassessment of Embedded Derivatives	1 June 2006
INT FRS 110	:	Interim Financial Reporting and Impairment	1 November 2006
INT FRS 111	:	Group and Treasury Share Transactions	1 March 2007
INT FRS 112	:	Service Concession Arrangements	1 January 2008

The directors expect that the adoption of the above pronouncements will have no material impact to the financial statements in the period of initial application, except for FRS 107 and the amendment to FRS 1 as indicated below.

FRS 107, Financial Instruments: Disclosures and amendment to FRS 1 (revised), Presentation of financial statements (Capital Disclosures)

FRS 107 introduces new disclosures to improve the information about financial instruments. It requires the disclosure of qualitative and quantitative information about exposure to risks arising from financial instruments, including specified minimum disclosures about credit risk, liquidity risk and market risk, including sensitivity analysis to market risk. The amendment to FRS 1 requires the Group to make new disclosures to enable users of the financial statements to evaluate the Group's objectives, policies and processes for managing capital. The Group will apply FRS 107 and the amendment to FRS 1 from annual period beginning 1 April 2007.

3. REVENUE (IN $ THOUSANDS)

(a) Revenue

Revenue represents rental income, airport ground handling services, inflight catering, aviation security services, airline laundry services, airport cargo delivery management services rendered and manufacturing and sale of processed foods by the Company and the Group. It excludes dividends, interest income and, in respect of the Group, intra-Group transactions. Revenue is analysed as follows:

	GROUP	
	2006-07	**2005-06**
External customers	**344,206**	371,605
Immediate holding company	**438,132**	402,499
Related companies	**163,321**	157,923
	945,659	932,027

(b) Analysis by activity

	GROUP	
	2006-07	**2005-06**
Inflight catering services	**409,664**	396,294
Ground handling services	**436,626**	433,209
Others	**99,369**	102,524
	945,659	932,027

4. STAFF COSTS (IN $ THOUSANDS)

	GROUP	
	2006-07	**2005-06**
Staff costs:		
- Salaries, bonuses and other costs *	**408,931**	374,768
- CPF and other defined contributions	**25,702**	26,377
- Share-based compensation expense #	**6,593**	6,909
	441,226	408,054
Number of employees at end of year	**7,462**	7,459

* Included in salaries, bonuses and other costs are contract labour expenses of $57,802,000 (2005-06: $60,525,000).

\# Disclosures relating to share-based compensation expense are in Note 11.

5. OPERATING PROFIT (IN $ THOUSANDS)

	GROUP	
	2006-07	**2005-06**
Operating profit is stated after charging:		
Directors' emoluments		
- Directors of the Company	**650***	512
- Directors of subsidiary companies	**454**	415
Auditors' remuneration		
- Audit fee	**221**	211
- Non-audit fee	**186**	155
Maintenance of equipment and vehicles	**16,786**	17,289
IT expenses	**13,461**	13,599
Hire of ground support equipment	**4,690**	4,538
Leasehold land rental	**2,034**	2,035
Exchange loss, net	**739**	73

* Increase due to higher retainer fees and payment of attendance fees for Board meetings.

6. INTEREST ON BORROWINGS (IN $ THOUSANDS)

	GROUP	
	2006-07	**2005-06**
Interest expense on:		
- Loan from third parties	**160**	286
- Notes payable	**6,000**	6,000
	6,160	6,286

7. INTEREST INCOME (IN $ THOUSANDS)

	GROUP	
	2006-07	**2005-06**
Interest income from:		
Immediate holding company	**8,678**	4,844
Third parties	**9,279**	4,394
Associated companies	**214**	2
	18,171	9,240

8. TAXATION (IN $ THOUSANDS)

	GROUP	
	2006-07	2005-06
Current taxation:		
Provision in respect of profit for the year	**41,101**	49,226
(Over)/under provision in respect of prior years	**(2,984)**	990
Deferred taxation:		
Movement in temporary differences	**(5,530)**	(5,428)
Over provision of deferred taxation in respect of prior years	**(56)**	(2,514)
Effects of change in tax rates	**(6,564)**	-
Share of associated companies' taxation	**13,635**	14,536
Provision for withholding tax expense on share of associated companies' profits	**1,181**	-
	40,783	56,810

A reconciliation between taxation expense and the product of accounting profit multiplied by the applicable tax rate for the years ended 31 March is as follows:

	GROUP	
	2006-07	2005-06
Profit before taxation	**219,770**	246,029
Taxation at statutory tax rate of 18% (2006: 20%)	**39,559**	49,206
Adjustments		
Expenses not deductible for tax purposes	**6,546**	7,169
Additional tax on income of associated companies whose effective tax rate is higher than the statutory tax rate	**2,929**	1,907
(Over)/under provision of current taxation in respect of prior years	**(2,984)**	990
Effects of change in tax rates	**(6,564)**	-
Over provision of deferred taxation in respect of prior years	**(56)**	(2,514)
Utilisation of previously unrecognised tax losses	**(261)**	(496)
Deferred tax assets not recognised	**22**	387
Tax exempt income	**(192)**	(63)
Provision for withholding tax expense on share of associated companies' profits	**1,181**	-
Other withholding tax paid	**406**	-
Tax incentives not recognised*	**(8)**	-
Others	**205**	224
Current financial year's taxation charge	**40,783**	56,810

* During the year, the International Enterprise Singapore granted Double Tax Deduction support to one of the subsidiary of the Group in respect of its expenses incurred for approved trade exhibitions.

On 15 February 2007, the Government announced a 2% points cut in corporate tax rate from Year of Assessment 2008. The financial effect of the reduction in tax rate was reflected in the current financial year.

As at 31 March 2007, one of the subsidiary of the Group has unutilised tax losses and unutilised capital allowances amounting to approximately $1,357,000 and $NIL (2006: $1,523,000 and $814,000) respectively available for set-off against future taxable profits subject to agreement with the Income Tax Authority and compliance with relevant provisions of the Income Tax Act.

9. EARNINGS PER SHARE

	GROUP	
	2006-07	**2005-06**
Profit attributable to equity holders of the Company (In $ Thousands)	**178,218**	188,624

	GROUP 31 March	
	2007	**2006**
Weighted average number of ordinary shares in issue used for computing basic earnings per share	**1,050,466,529**	1,038,413,869
Adjustment for share options	**4,966,719**	5,201,432
Weighted average number of ordinary shares in issue used for computing diluted earnings per share	**1,055,433,247**	1,043,615,301
Basic earnings per share (cents)	**17.0**	18.2
Diluted earnings per share (cents)	**16.9**	18.1

Basic earnings per share are calculated by dividing the profit attributable to equity holders of the Company by the weighted average number of ordinary shares in issue during the financial year.

For purposes of calculating diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to take into account the effect of dilutive options.

52,541,936 (2006: 38,950,668) of the share options granted to employees under the existing employee share option plans have not been included in the calculation of the diluted earnings per share because they are anti-dilutive for the current and previous financial period presented.

10. DIVIDENDS PAID AND PROPOSED (IN $ THOUSANDS)

	GROUP AND COMPANY	
	2006-07	**2005-06**
Dividends paid:		
Final dividend of 6 cents (2006: 6 cents) per ordinary share less 20% (2006: 20%) tax in respect of previous financial year	**50,314**	49,742
Interim dividend of 4 cents (2006: 4 cents) per ordinary share less 20% (2006: 20%) tax in respect of current financial year	**33,560**	33,381
	83,874	83,123

The Directors proposed the following dividends for the financial year ended 31 March 2007:

	2006-07
Final dividend of 6 cents per ordinary share less 18% tax	**52,240**
Special dividend of 5 cents per ordinary share less 18% tax	**43,533**
	95,773

11. SHARE CAPITAL (IN $ THOUSANDS)

	GROUP AND COMPANY 31 March	
	2007	**2006**
Issued and fully paid share capital		
Ordinary shares		
Balance at beginning of the year		
1,045,894,475 (2006: 1,027,840,825) ordinary shares	**179,812**	102,784
15,897,545 (2006: 18,053,650) share options exercised during the year	**35,724**	32,733
Transfer of share premium reserve to share capital	**-**	44,295
Balance at end of the year		
1,061,792,020 (2006: 1,045,894,475) ordinary shares	**215,536**	179,812

The holders of ordinary shares are entitled to receive dividends as and when declared by the Company. All ordinary shares carry one vote per share without restriction.

During the financial year, the Company issued 15,897,545 shares (2006: 18,053,650) upon exercise of options granted under the Employee Share Option Plan.

SHARE OPTION PLAN

The SATS Employee Share Option Plan (the "Plan"), which comprises the Senior Executive Share Option Scheme and the Employee Share Option Scheme for senior executives and all other employees respectively, grants non-transferrable options to selected employees. Options are granted for terms of 10 years to purchase the shares of the Company at an exercise price equivalent to the average of the last dealt prices of the Company's ordinary shares on the SGX-ST for the five consecutive market days immediately preceding the date of grant.

Under the Employee Share Option Scheme, options will vest two years after the date of grant. Under the Senior Executive Share Option Scheme, options will vest:

a) one year after the date of grant for 25% of the ordinary shares subject to the options;

b) two years after the date of grant for an additional 25% of the ordinary shares subject to the options;

c) three years after the date of grant for an additional 25% of the ordinary shares subject to the options; and

d) four years after the date of grant for the remaining 25% of the ordinary shares subject to the options.

There are no cash settlement alternatives.

11. SHARE CAPITAL (CONT'D) (IN $ THOUSANDS)

SHARE OPTION PLAN (CONT'D)

Information with respect to the number of options granted under the Plan is as follows:

	GROUP 31 March			
	2007		2006	
	Number Of Options	Weighted Average Exercise Price	Number Of Options	Weighted Average Exercise Price
Outstanding at beginning of the year	**59,863,300**	**$2.07**	62,756,850	$1.87
Granted	**15,189,800**	**$2.10**	16,425,100	$2.27
Not accepted	**(311,800)**		(559,300)	
Exercised	**(15,897,545)**	**$2.04**	(18,053,650)	$1.57
Lapsed	**(1,335,100)**	**$2.07**	(705,700)	$2.07
Outstanding at end of the year	**57,508,655**	**$2.09**	59,863,300	$2.07
Exercisable at end of the year	**26,710,655**	**$1.98**	27,346,625	$1.96

Fair values of the options

The fair value of services received in return for share options granted are measured by reference to the fair value of share options granted each year under the plan. The estimate of the fair value of the services received is measured based on a binomial model, taking into account the terms and conditions upon which the options were granted. The following table lists the inputs to the model used for the July 2006 and July 2005 grants:

	July 2006 Grant	July 2005 Grant
Expected dividend yield (%)	Management's forecast in line with dividend policy	
Expected volatility (%)	27.7	26.0
Risk-free interest rate (%)	3.37 – 3.45	2.29 - 2.44
Expected life of options (years)	5.5 - 7.0	5.5 - 7.0
Exercise price ($)	2.10	2.27
Share price at date of grant ($)	2.13	2.30

The expected life of the options is based on historical data and is not necessarily indicative of exercise patterns that may occur. The expected volatility reflects the assumption that the historical volatility is indicative of future trends, which may not necessarily be the actual outcome. No other features of options were incorporated into the measurement of fair value.

Proceeds received from share options exercised during the year were:

	GROUP	
	2006-07	2005-06
Aggregate proceeds from shares issued	**32,366**	28,326

Details of share options granted during the financial year:

Expiry date	**2.7.2016**	30.6.2015
Exercise price	**$2.10**	$2.27

11. SHARE CAPITAL (CONT'D) (IN $ THOUSANDS)

SHARE OPTION PLAN (CONT'D)

Terms of share options outstanding as at 31 March 2007:

Exercise Period	Exercise Price	Number Outstanding	Number Exercisable
28.03.2001 to 27.03.2010	$2.20	198,950	198,950
28.03.2002 to 27.03.2010	$2.20	9,115,650	9,115,650
28.03.2003 to 27.03.2010	$2.20	198,950	198,950
28.03.2004 to 27.03.2010	$2.20	198,950	198,950
03.07.2001 to 02.07.2010	$1.80	209,825	209,825
03.07.2002 to 02.07.2010	$1.80	2,579,775	2,579,775
03.07.2003 to 02.07.2010	$1.80	212,975	212,975
03.07.2004 to 02.07.2010	$1.80	212,975	212,975
02.07.2002 to 01.07.2011	$1.24	7,500	7,500
02.07.2003 to 01.07.2011	$1.24	846,500	846,500
02.07.2004 to 01.07.2011	$1.24	7,600	7,600
02.07.2005 to 01.07.2011	$1.24	66,700	66,700
01.07.2003 to 30.06.2012	$1.60	61,450	61,450
01.07.2004 to 30.06.2012	$1.60	1,641,950	1,641,950
01.07.2005 to 30.06.2012	$1.60	203,900	203,900
01.07.2006 to 30.06.2012	$1.60	336,450	336,450
01.07.2004 to 30.06.2013	$1.47	35,150	35,150
01.07.2005 to 30.06.2013	$1.47	1,645,250	1,645,250
01.07.2006 to 30.06.2013	$1.47	222,230	222,230
01.07.2007 to 30.06.2013	$1.47	323,675	-
01.07.2005 to 30.06.2014	$2.09	292,850	292,850
01.07.2006 to 30.06.2014	$2.09	8,056,500	8,056,500
01.07.2007 to 30.06.2014	$2.09	351,975	-
01.07.2008 to 30.06.2014	$2.09	351,975	-
01.07.2006 to 30.06.2015	$2.27	358,575	358,575
01.07.2007 to 30.06.2015	$2.27	14,274,425	-
01.07.2008 to 30.06.2015	$2.27	378,925	-
01.07.2009 to 30.06.2015	$2.27	378,925	-
03.07.2007 to 02.07.2016	$2.10	178,649	-
03.07.2008 to 02.07.2016	$2.10	14,202,151	-
03.07.2009 to 02.07.2016	$2.10	178,649	-
03.07.2010 to 02.07.2016	$2.10	178,651	-
		* 57,508,655	26,710,655

* The total number of options outstanding includes 7,930,225 share options not exercised by employees who have retired or ceased to be employed by the Company or any of the subsidiary companies by reason of (i) ill health, injury or disability or death; (ii) redundancy; or (iii) any other reason approved in writing by the Committee. The said options are exercisable up to the expiration of the applicable exercise period or the period of 5 years from the date of retirement or cessation of employment, whichever is earlier.

11. **SHARE CAPITAL (CONT'D) (IN $ THOUSANDS)**

SHARE OPTION PLAN (CONT'D)

Details of movements of share options:

Date Of Grant	Balance At 1.4.2006/ *Date Of Grant	Lapsed	Exercised	Not Accepted	Balance At 31.3.2007	Exercise Price	Exercisable Period
28.3.2000	16,156,400	444,700	5,999,200	-	9,712,500	S$2.20	28.3.2001 - 27.3.2010
3.7.2000	4,512,350	215,200	1,081,600	-	3,215,550	S$1.80	3.7.2001 - 2.7.2010
2.7.2001	1,352,900	62,600	362,000	-	928,300	S$1.24	2.7.2002 - 1.7.2011
1.7.2002	3,077,850	12,650	821,450	-	2,243,750	S$1.60	1.7.2003 - 30.6.2012
1.7.2003	3,057,650	23,600	807,745	-	2,226,305	S$1.47	1.7.2004 - 30.6.2013
1.7.2004	15,994,950	136,450	6,805,200	-	9,053,300	S$2.09	1.7.2005 - 30.6.2014
1.7.2005	15,711,200	300,000	20,350	-	15,390,850	S$2.27	1.7.2006 - 30.6.2015
3.7.2006	15,189,800	139,900	-	311,800	14,738,100	S$2.10	3.7.2007 - 2.7.2016
	75,053,100	1,335,100	15,897,545	311,800	57,508,655		

* Balance at date of grant for the most recent grant

The range of exercise prices for options outstanding at the end of the year is $1.24 - $2.27 (2005-06: $1.24 - $2.27). The weighted average remaining contractual life for these options is 6.93 years (2005-06: 6.84 years).

The estimated weighted average fair value of options granted during the year was $0.45 (2005-06: $0.48).

The weighted average share price for options exercised during the year was $2.38 (2005-06: $2.30).

11. SHARE CAPITAL (CONT'D) (IN $ THOUSANDS)

SHARE-BASED INCENTIVE PLANS

During the financial year, the Company introduced two new share-based incentive plans for senior management staff. The plans were approved by the shareholders of the Company on 19 July 2005.

The details of the two plans are described below:

	Restricted Share Plan ("RSP")	Performance Share Plan ("PSP")
Plan Description	Award of fully-paid ordinary shares of the Company, conditional on position and individual performance targets set at the start of a two-year performance period based on stretched medium-term Group and Company objectives.	Award of fully-paid ordinary shares of the Company, conditional on performance targets set at the start of a three-year overlapping performance period based on stretched long-term corporate objectives.
Date of Grant	2 October 2006	2 October 2006
Performance Period	1 April 2006 to 31 March 2008	1 April 2006 to 31 March 2009
Performance Conditions	At Group level • EBITDA# Margin • Value Added per $ Employment Cost	• Absolute Total Shareholder Return (TSR) • Absolute Return on Equity (ROE)
Vesting Condition	Based on meeting stated performance conditions over a two-year performance period, 50% of award will vest. Balance will vest equally over the subsequent two years with fulfilment of service requirements.	Vesting based on meeting stated performance conditions over a three-year performance period.
Payout	0% - 120% depending on the achievement of pre-set performance targets over the performance period.	0% - 150% depending on the achievement of pre-set performance targets over the performance period.

EBITDA denotes Earnings before Interest, Taxes, Depreciation, Amortisation

Fair values of RSP and PSP

The fair value of services received in return for shares awarded is measured by reference to the fair value of shares granted each year under the SATS RSP and PSP. The estimate of the fair value of the services received is measured based on a Monte Carlo simulation model, which involves projection of future outcomes using statistical distributions of key random variables including share price and volatility of returns.

The following table lists the inputs to the model used for the October 2006 award:

	RSP	PSP
Expected dividend yield (%)	Management's forecast in line with dividend policy	
Expected volatility (%)	19.54 - 24.24	22.78
Risk-free interest rate (%)	2.97 - 3.06	2.97
Expected term (years)	1.5 - 3.5	2.5
Cost of equity (%)	N.A.	7.8
Share price at date of grant ($)	2.19	2.19

11. SHARE CAPITAL (CONT'D) (IN $ THOUSANDS)

SHARE-BASED INCENTIVE PLANS (CONT'D)

Fair values of RSP and PSP (cont'd)

For non-market conditions, achievement factors are determined based on inputs from the Remuneration and Human Resource Committee for the purpose of accrual for the RSP until the achievement of the targets can be accurately ascertained.

The details of the shares awarded under the new share plans during the year since commencement of the RSP and PSP are as follows:

RSP

	Number Of Ordinary Shares				
Date Of Grant	Balance At 1.4.2006 / Later Date Of Grant	Granted	Cancelled	Released	Balance At 31.3.2007
2.10.2006	182,030	-	-	-	182,030

Based on the Monte Carlo simulation model, the estimated fair values at date of grant for each share granted under the RSP ranges from $1.88 to $2.05.

PSP

	Number Of Ordinary Shares				
Date Of Grant	Balance At 1.4.2006 / Later Date Of Grant	Granted	Cancelled	Released	Balance At 31.3.2007
2.10.2006	84,360	-	-	-	84,360

The estimated weighted average fair value at date of grant for each share granted under the PSP is $1.54 based on the Monte Carlo simulation model.

When estimating the fair value of the compensation cost, market-based performance conditions shall be taken into account. Therefore, for performance share grants with market-based performance conditions, the compensation cost shall be charged to the profit and loss account on a basis that fairly reflects the manner in which the benefits will accrue to the employee under the plan over the remaining service period from date of grant to which the performance period relates, irrespective of whether this performance condition is satisfied.

For performance share grants with non-market conditions, the Group revises its estimates of the number of share grants expected to vest and corresponding adjustments are made to the profit and loss accounts and share-based compensation reserve.

Under the PSP, eligible key executives are required to hold a portion of the shares released to them under a share ownership guideline which requires them to maintain a beneficial ownership stake in the Company, thus further aligning their interests with shareholders.

The number of contingent shares granted but not released as at 31 March 2007, were 182,030 and 84,360 for RSP and PSP respectively. Based on the achievement factor, the actual release of the awards could range from zero to a maximum of 218,436 and 126,540 fully-paid ordinary shares of the Company, for RSP and PSP respectively.

For the current financial year, the Group has provided $93,230 (2006: Nil) in respect of the RSP and PSP based on the fair values determined on grant date and estimation of share grants that will ultimately vest.

11. SHARE CAPITAL (CONT'D) (IN $ THOUSANDS)

SHARE-BASED INCENTIVE PLANS (CONT'D)

Fair values of RSP and PSP (cont'd)

The total amount recognised in the profit and loss account for share-based compensation transactions with employees can be summarised as follows:

	GROUP	
	2006-07	2005-06
Share-based compensation expense		
Share options expense	**6,500**	6,909
Restricted share plan	**74**	-
Performance share plan	**19**	-
	6,593	6,909

12. OTHER RESERVES (IN $ THOUSANDS)

(a) Share-based compensation reserve

Share-based compensation reserve represents the equity-settled share options granted to employees. The reserve is made up of the cumulative value of services received from employees recorded on grant of equity-settled share options.

	GROUP 31 March		COMPANY 31 March	
	2007	2006	2007	2006
Balance at 1 April	**10,025**	7,523	**10,025**	7,523
Expense of equity-settled share options	**6,593**	6,909	**6,593**	6,909
Exercised and lapsed share options	**(3,641)**	(4,407)	**(3,641)**	(4,407)
Balance at 31 March	**12,977**	10,025	**12,977**	10,025

(b) Fair value reserve

Fair value reserve records the cumulative fair value changes of available-for-sale financial assets.

Fair value changes of available-for-sale financial assets:

	GROUP 31 March		COMPANY 31 March	
	2007	2006	2007	2006
Balance at 1 April	**(76)**	-	**(76)**	-
Net change in the reserve	**(9)**	(76)	**(9)**	(76)
Balance at 31 March	**(85)**	(76)	**(85)**	(76)
Net change in the reserve arises from:				
Net loss on fair value changes	**(9)**	(76)	**(9)**	(76)

13. DEFERRED TAXATION (IN $ THOUSANDS)

	GROUP			
	Consolidated Balance Sheet 31 March		Consolidated Profit and Loss Account	
	2007	2006	2006-07	2005-06
Deferred tax liabilities				
Differences in depreciation and amortisation	**52,662**	65,204	**(12,542)**	(9,229)
Effects of adopting FRS 39	**-**	-	**-**	(500)
Undistributed profits of overseas associated companies and unremitted foreign dividend and interest income	**5,430**	5,687	**(257)**	402
Other taxable temporary differences	**(4,603)**	(5,252)	**649**	1,385
Balance at end of year	**53,489**	65,639		
Deferred income tax expense			**(12,150)**	(7,942)

	COMPANY	
	Balance Sheet 31 March	
	2007	2006
Deferred tax liabilities		
Differences in depreciation and amortisation	**31,638**	36,321
Undistributed profits of overseas associated companies and unremitted foreign dividend and interest income	**5,430**	5,687
Other taxable temporary differences	**(4,357)**	(5,128)
	32,711	36,880

14. NOTES PAYABLE

Notes payable refers to unsecured medium-term notes which bear fixed interest at 3.0% per annum and are repayable on 2 September 2009.

15. TERM LOANS (IN $ THOUSANDS)

	GROUP 31 March	
	2007	**2006**
Unsecured:		
Repayable within one year	**113**	500
Repayable after one year	**2,470**	1,125
	2,583	1,625
Secured:		
Repayable within one year	**167**	278
Repayable after one year	**69**	2,815
	236	3,093
Total term loan	**2,819**	4,718

Term loans as at year end comprises of the following:

	GROUP 31 March	
	2007	**2006**
Unsecured:		
- 5 years (Note 15a)	**-**	1,625
- 20 years (Note 15b)	**2,583**	-
	2,583	1,625
Secured:		
- 3 years (Note 15c)	**236**	403
- 20 years (Note 15b)	**-**	2,690
	236	3,093

(a) The unsecured term loan for 2006 is a 5-year loan commencing 7 July 2004. Interest rate ranged from 4.2583% to 4.39111% (2006: 2.6635% to 4.4176%) per annum and was fully redeemed in the current year.

(b) The unsecured term loan for 2007 is repayable in 240 monthly instalments commencing 10 April 2003. Interest is charged at rates ranging from 5.0% to 5.5% (2006: 4% to 5%) per annum. This term loan was originally secured by a first legal mortgage over the property at 22 Senoko Way, Singapore 758044 in 2006, and was discharged during the financial year. The carrying value of the said property is $5.3 million (2006: $5.4 million).

(c) The term loan secured by machineries is repayable in 36 instalments, commencing 1 September 2005. Interest is charged at a flat rate of 2.20% (2006: 2.20%) per annum and the effective interest rate is 4.441% (2006: 4.441%) per annum. The carrying value of the said machineries is $0.54 million (2006: $0.6 million).

16. DEFERRED INCOME (IN $ THOUSANDS)

The deferred income comprises gain on sale and leaseback arrangement for the Company and government grant received by a subsidiary.

	GROUP 31 March		COMPANY 31 March	
	2007	2006	2007	2006
Balance as at 1 April	**26,254**	28,086	**26,209**	27,996
Amount recognised as income during the year	**(1,652)**	(1,832)	**(1,607)**	(1,787)
Balance as at 31 March	**24,602**	26,254	**24,602**	26,209

17. FIXED ASSETS (IN $ THOUSANDS)

GROUP

	At 1.4.06	Reclassifications	Additions	Disposals	At 31.3.07
Cost					
Leasehold land and buildings	752,785	-	-	-	752,785
Office fittings and fixtures	30,608	3,497	417	(70)	34,452
Fixed ground support equipment	333,709	844	741	(786)	334,508
Mobile ground support equipment	54,911	-	1,624	(970)	55,565
Office and commercial equipment	49,414	384	1,374	(214)	50,958
Motor vehicles	27,347	-	1,523	(285)	28,585
	1,248,774	4,725	5,679	(2,325)	1,256,853
Progress payments	3,304	(5,907)	7,918	-	5,315
	1,252,078	(1,182)*	13,597	(2,325)	1,262,168
Accumulated depreciation					
Leasehold land and buildings	239,498	-	25,850	-	265,348
Office fittings and fixtures	20,957	-	3,548	(34)	24,471
Fixed ground support equipment	217,306	-	23,070	(785)	239,591
Mobile ground support equipment	48,750	-	1,681	(970)	49,461
Office and commercial equipment	30,438	-	4,750	(182)	35,006
Motor vehicles	25,933	-	882	(285)	26,530
	582,882	-	59,781	(2,256)	640,407
Net book value	669,196				621,761

Net book value of fixed assets under finance lease is $76,229,000 (2006: $93,428,000).

* Reclassification to intangible assets.

17. FIXED ASSETS (CONT'D) (IN $ THOUSANDS)

GROUP

	Restated At 1.4.05	Reclassifi-cations	Adjustments	Additions	Disposals	At 31.3.06
Cost						
Leasehold land and buildings	754,376	-	(1,591)	-	-	752,785
Office fittings and fixtures	26,357	4,675	(211)	151	(364)	30,608
Fixed ground support equipment	339,946	507	(1,334)	1,436	(6,846)	333,709
Mobile ground support equipment	52,079	-	-	4,253	(1,421)	54,911
Office and commercial equipment	40,465	9,618	(334)	549	(884)	49,414
Motor vehicles	27,036	-	-	616	(305)	27,347
	1,240,259	14,800	(3,470)	7,005	(9,820)	1,248,774
Progress payments	12,310	(17,490)	-	8,908	(424)	3,304
	1,252,569	(2,690)*	(3,470)	15,913	(10,244)	1,252,078
Accumulated depreciation						
Leasehold land and buildings	213,592	-	-	25,906	-	239,498
Office fittings and fixtures	18,758	-	-	2,513	(314)	20,957
Fixed ground support equipment	200,407	-	-	23,644	(6,745)	217,306
Mobile ground support equipment	48,345	-	-	1,826	(1,421)	48,750
Office and commercial equipment	27,851	-	-	3,441	(854)	30,438
Motor vehicles	25,406	-	-	825	(298)	25,933
	534,359	-	-	58,155	(9,632)	582,882
Net book value	718,210					669,196

Net book value of fixed assets under finance lease is $93,428,000 (2005: $114,476,000).

* Reclassification to intangible assets.

COMPANY

	At 1.4.06	Reclassifi-cations	Additions	Disposals	Transfer from Subsidiary companies	At 31.3.07
Cost						
Leasehold land and buildings	745,968	291	14	-	-	746,273
Fixed ground support equipment	1,221	-	-	-	-	1,221
Mobile ground support equipment	8,552	-	-	(580)	-	7,972
Office and commercial equipment	4,811	-	8	(10)	3	4,812
Motor vehicles	3,900	-	90	-	-	3,990
	764,452	291	112	(590)	3	764,268
Progress payments	358	(813)	1,030	-	-	575
	764,810	(522)	1,142	(590)	3	764,843
Accumulated depreciation						
Leasehold land and buildings	239,387	-	26,078	-	-	265,465
Fixed ground support equipment	1,221	-	-	-	-	1,221
Mobile ground support equipment	8,530	-	16	(580)	-	7,966
Office and commercial equipment	3,712	-	478	(10)	3	4,183
Motor vehicles	3,900	-	7	-	-	3,907
	256,750	-	26,579	(590)	3	282,742
Net book value	508,060					482,101

17. FIXED ASSETS (CONT'D) (IN $ THOUSANDS)

COMPANY

	Restated At 1.4.05	Reclassifi-cations	Adjustments	Additions	Disposals	Transfer From Subsidiary Companies	At 31.3.06
Cost							
Leasehold land and buildings	745,766	2,013	(1,600)	11	(222)	-	745,968
Fixed ground support equipment	1,232	-	-	-	(11)	-	1,221
Mobile ground support equipment	9,292	-	-	-	(740)	-	8,552
Office and commercial equipment	4,723	168	-	6	(116)	30	4,811
Motor vehicles	3,900	-	-	-	-	-	3,900
	764,913	2,181	(1,600)	17	(1,089)	30	764,452
Progress payments	259	(2,181)	-	2,328	(48)	-	358
	765,172	-	(1,600)	2,345	(1,137)	30	764,810
Accumulated depreciation							
Leasehold land and buildings	213,798	-	-	25,811	(222)	-	239,387
Fixed ground support equipment	1,232	-	-	-	(11)	-	1,221
Mobile ground support equipment	9,242	-	-	28	(740)	-	8,530
Office and commercial equipment	3,328	-	-	470	(116)	30	3,712
Motor vehicles	3,900	-	-	-	-	-	3,900
	231,500	-	-	26,309	(1,089)	30	256,750
Net book value	533,672						508,060

	GROUP		COMPANY	
	2006-07	2005-06	2006-07	2005-06
Depreciation charge for the financial year				
Leasehold land and buildings	**25,850**	25,906	**26,078**	25,811
Office fittings and fixtures	**3,548**	2,513	**-**	-
Fixed ground support equipment	**23,070**	23,644	**-**	-
Mobile ground support equipment	**1,681**	1,826	**16**	28
Office and commercial equipment	**4,750**	3,441	**478**	470
Motor vehicles	**882**	825	**7**	-
	59,781	58,155	**26,579**	26,309

18. SUBSIDIARY COMPANIES (IN $ THOUSANDS)

	COMPANY 31 March	
	2007	2006
Unquoted shares, at cost	43,275	43,275

The subsidiary companies at 31 March are:

Name Of Companies (Country Of Incorporation)	Principal Activities (Place Of Business)	Cost To Company		Percentage Of Equity Held	
		2007	2006	2007 %	2006 %
Held by the Company					
SATS Airport Services Pte Ltd (Singapore)	Airport ground handling services (Singapore)	**16,500**	16,500	**100**	100
SATS Catering Pte Ltd (Singapore)	Inflight catering services (Singapore)	**14,000**	14,000	**100**	100
SATS Security Services Pte Ltd (Singapore)	Aviation security services (Singapore)	**3,000**	3,000	**100**	100
Aero Laundry and Linen Services Pte Ltd (Singapore)	Providing and selling laundry and linen services (Singapore)	**2,515**	2,515	**100**	100
Aerolog Express Pte Ltd (Singapore)	Airport cargo delivery management services (Singapore)	**1,260**	1,260	**70**	70
Country Foods Pte Ltd (Singapore)	Manufacturing of chilled, frozen, and processed foods (Singapore)	**6,000**	6,000	**67**	67
Asia-Pacific Star Pte Ltd (Singapore)	Dormant (Singapore)	*	*	**100**	100
		43,275	43,275		

* The value is $2.

All the Singapore-incorporated subsidiary companies are audited by Ernst & Young, Singapore.

19. LONG-TERM INVESTMENT (IN $ THOUSANDS)

	GROUP 31 March		COMPANY 31 March	
	2007	2006	2007	2006
Unquoted equity investment, at cost	**7,886**	7,886	**7,886**	7,886

The long-term investment is classified as available-for-sale investment.

20. ASSOCIATED COMPANIES (IN $ THOUSANDS)

	GROUP 31 March		COMPANY 31 March	
	2007	2006	2007	2006
Unquoted shares, at cost	**275,384**	275,384	**275,384**	275,384
Impairment loss	**(3,313)**	(3,313)	**(4,735)**	(4,735)
Goodwill on acquisition	**(153,759)**	(153,759)	**-**	-
	118,312	118,312	**270,649**	270,649
Share of post-acquisition profits of associated companies	**123,438**	93,652	**-**	-
Goodwill on acquisition	**99,589**	106,565	**-**	-
Intangible assets, net of amortisation	**16,193**	25,113	**-**	-
Share of statutory reserves of associated companies	**5,582**	4,117	**-**	-
Foreign currency translation adjustment	**(17,874)**	(4,782)	**-**	-
Deferred tax liabilities	**(4,543)**	(3,362)	**-**	-
	222,385	221,303	**-**	-
	340,697	339,615	**270,649**	270,649

20. ASSOCIATED COMPANIES (CONT'D) (IN $ THOUSANDS)

	Goodwill	Customer-related Intangible Assets	Total
At cost			
Balance at 1 April 2005	106,171	38,299	144,470
Elimination of accumulated amortisation	(3,041)	-	(3,041)
Acquisition	1,550	-	1,550
Currency realignment	1,885	271	2,156
Balance at 31 March 2006	106,565	38,570	145,135
Currency realignment	(6,976)	(2,676)	(9,652)
Balance at 31 March 2007	99,589	35,894	135,483
Accumulated amortisation			
Balance at 1 April 2005	3,041	5,691	8,732
Elimination of accumulated amortisation	(3,041)	-	(3,041)
Amortisation	-	7,667	7,667
Currency realignment	-	99	99
Balance at 31 March 2006	-	13,457	13,457
Amortisation	-	7,401	7,401
Currency realignment	-	(1,157)	(1,157)
Balance at 31 March 2007	-	19,701	19,701
Net carrying amount			
Balance at 31 March 2006	106,565	25,113	131,678
Balance at 31 March 2007	99,589	16,193	115,782

Intangible assets

The customer-related intangible assets arose from the acquisition of associated companies and the Company engaged an independent third party to perform a fair valuation of this separately identified intangible assets. The useful life of these intangible assets was determined to be 5 years and the assets are amortised on a straight-line basis over the useful life. The amortisation is included in the line of "share of profits of associated companies" in the consolidated profit and loss account.

Loan to an associated company

The loan due from an associated company is unsecured and bears interest ranging from 7.36% to 7.50% (2006: 7.50%) per annum, and is repayable on 31 March 2011.

Associated companies (current account)

The amounts receivable on current account are unsecured, trade-related, interest-free and are repayable on demand.

20. ASSOCIATED COMPANIES (CONT'D) (IN $ THOUSANDS)

The associated companies at 31 March are:

Name Of Companies (Country Of Incorporation)	Principal Activities (Place Of Business)	Cost To Company 2007	Cost To Company 2006	Percentage Of Equity Held 2007 %	Percentage Of Equity Held 2006 %
Maldives Inflight Catering + Pte Ltd (Republic of Maldives)	Inflight catering services (Republic of Maldives)	**287**	287	**35.0**	35.0
Beijing Airport Inflight Kitchen Ltd ##^ (Peoples' Republic of China)	Inflight catering services (Peoples' Republic of China)	**13,882**	13,882	**40.0**	40.0
Beijing Aviation Ground Services Co., Ltd ##^ (Peoples' Republic of China)	Airport ground handling services (Peoples' Republic of China)	**5,710**	5,710	**40.0**	40.0
Aviserv Limited ###^ (Ireland)	Inflight catering services (Pakistan)	**3,313**	3,313	**49.0**	49.0
Tan Son Nhat Cargo Services Ltd @@^ (Vietnam)	Airport ground handling Services (Vietnam)	**1,958**	1,958	**30.0**	30.0
Asia Airfreight Terminal Co Ltd ++ (Hong Kong)	Air cargo handling services (Hong Kong)	**92,662**	92,662	**49.0**	49.0
Servair-SATS Holding Company Pte Ltd **^ (Singapore)	Investment holding company (Singapore)	**509**	509	**49.0**	49.0
MacroAsia Catering Services, Inc @@^ (Philippines)	Inflight catering services (Philippines)	**2,027**	2,027	**20.0**	20.0
Taj Madras Flight Kitchen Pvt Limited +++ (India)	Inflight catering services (India)	**1,901**	1,901	**30.0**	30.0
Singapore Airport Duty-Free Emporium (Pte) Ltd @ (Singapore)	Dormant (Singapore)	**1,560**	1,560	**24.0**	24.0
Evergreen Airline Services Corporation *** (Taiwan)	Airport ground handling services (Taiwan)	**5,234**	5,234	**20.0**	20.0
Evergreen Air Cargo Services Corporation @@^ (Taiwan)	Air cargo handling services (Taiwan)	**16,163**	16,163	**25.0**	25.0

20. ASSOCIATED COMPANIES (CONT'D) (IN $ THOUSANDS)

Name Of Companies (Country Of Incorporation)	Principal Activities (Place Of Business)	Cost To Company		Percentage Of Equity Held	
		2007	2006	2007 %	2006 %
Taj SATS Air Catering Limited *** (India)	Catering services (India)	**24,646**	24,646	**49.0**	49.0
Mid-East Airport Services Pte Ltd *** (Singapore)	Dormant (Baghdad)	**-**	^^	**-**	50.0
PT Jasa Angkasa Semesta Tbk •^ (Indonesia)	Ground and cargo handling (Indonesia)	**105,532**	105,532	**49.8**	49.8
		275,384	275,384		

- ° Audited by Ernst & Young, Singapore
- °° Audited by associated firms of Ernst & Young, Singapore
- * Audited by KPMG Maldives
- ** Audited by KPMG Hong Kong
- *** Audited by S.B. Billimoria & Co., India
- • Audited by Osman Ramli Setrio & Rekan - Member Firm of Deloitte Touche Tohmatsu
- •• Audited by Sinohope Certified Public Accountants
- ••• Audited by Messrs Riaz Ahmed, Saqib, Gohar & Co
- * Audited by Deloitte and Touche Singapore
- ** Audited by Deloitte and Touche Taiwan
- *** Liquidated during the financial year
- ^ Financial year ends on 31 December
- ^^ The value is $1

The summarised financial information of the associated companies are as follows:

	GROUP 31 March	
	2007	2006
Assets and liabilities		
Current assets	**338,680**	321,528
Non-current assets	**670,151**	653,742
	1,008,831	975,270
Current liabilities	**187,847**	169,039
Non-current liabilities	**229,418**	211,693
	417,265	380,732
	2006-07	2005-06
Results		
Revenue	**614,369**	604,805
Profit for the period	**121,260**	130,682

21. INTANGIBLE ASSETS (IN $ THOUSANDS)

GROUP

	Goodwill	Software	Total
At cost			
Balance at 1 April 2006	1,363	37,436	38,799
Additions	-	125	125
Reclassification from progress payments	-	1,182	1,182
Balance at 31 March 2007	1,363	38,743	40,106
Accumulated amortisation			
Balance at 1 April 2006	-	24,314	24,314
Amortisation	-	5,916	5,916
Balance at 31 March 2007	-	30,230	30,230
Net book value	1,363	8,513	9,876
At cost			
Balance at 1 April 2005	1,546	34,219	35,765
Elimination of accumulated amortisation	(183)	-	(183)
Additions	-	527	527
Reclassification from fixed assets	-	2,690	2,690
Balance at 31 March 2006	1,363	37,436	38,799
Accumulated amortisation			
Balance at 1 April 2005	183	17,190	17,373
Elimination of accumulated amortisation	(183)	-	(183)
Amortisation	-	7,124	7,124
Balance at 31 March 2006	-	24,314	24,314
Net book value	1,363	13,122	14,485

21. INTANGIBLE ASSETS (CONT'D) (IN $ THOUSANDS)

COMPANY

	Software
At cost	
Balance at 1 April 2006	2,022
Adjustments	(35)
Reclassification from progress payments	522
Balance at 31 March 2007	2,509
Accumulated amortisation	
Balance at 1 April 2006	1,832
Amortisation	207
Balance at 31 March 2007	2,039
Net book value	470
At cost	
Balance at 1 April 2005	2,022
Additions	-
Balance at 31 March 2006	2,022
Accumulated amortisation	
Balance at 1 April 2005	1,508
Amortisation	324
Balance at 31 March 2006	1,832
Net book value	190

There was no impairment charge for the Group and the Company for the year ended 31 March 2007. The remaining amortisation period of the software ranged from 1 to 5 years.

22. TRADE DEBTORS (IN $ THOUSANDS)

Trade debtors are stated after impairment. Analysis of the impairment account is as follows:

	GROUP 31 March		COMPANY 31 March	
	2007	2006	2007	2006
Balance at 1 April	**138**	-	-	-
Charge to profit and loss account	-	138	-	-
Balance at 31 March	**138**	138	-	-
Bad debts written-off directly to profit and loss account	**42**	155	-	19

23. OTHER DEBTORS (IN $ THOUSANDS)

	GROUP 31 March		COMPANY 31 March	
	2007	2006	2007	2006
Staff loans	**1,889**	2,510	**1,880**	2,502
Sundry receivables	**5,824**	3,601	**4,440**	1,697
	7,713	6,111	**6,320**	4,199

Included in staff loans are loans to the Company's staff who are directors of its subsidiary companies, amounting to approximately $76,685 (2006: $61,243). These loans have been granted in accordance with schemes approved by the shareholders of the Company. The interest rates on the staff loans ranged from 3% to 4% (2006: 3% to 4%).

24. RELATED COMPANIES (IN $ THOUSANDS)

	GROUP 31 March		COMPANY 31 March	
	2007	2006	2007	2006
Deposits with immediate holding company	**302,640**	261,255	**302,640**	261,255
Amounts owing by immediate holding company	**70,944**	65,890	**4,200**	3,637
Amounts owing by/(to) related companies	**24,865**	25,474	**(763)**	(697)
Amounts owing by subsidiary companies	**-**	-	**24,938**	18,974
Deposits placed by subsidiary companies	**-**	-	**(72,454)**	(85,471)
	398,449	352,619	**258,561**	197,698
Disclosed as:				
Current assets	**398,449**	352,619	**331,778**	283,866
Current liabilities	**-**	-	**(73,217)**	(86,168)
	398,449	352,619	**258,561**	197,698

Deposits placed with the immediate holding company are available on demand and have interest rates ranging from 2.77% to 3.38% (2006: 1.8% to 3.3%) per annum.

The amounts owing by/(to) the immediate holding and related companies are trade-related and non-interest bearing.

The amounts owing by subsidiary companies are unsecured, interest-free and are repayable on demand. The deposits placed by subsidiary companies bear interest rates ranging from 2.78% to 3.36% (2006: 1.35% to 3.2%) per annum.

Included in amount owing by subsidiary companies is an impairment loss of $1,439,000 (2006:NIL).

25. STOCKS (IN $ THOUSANDS)

	GROUP 31 March		COMPANY 31 March	
	2007	2006	2007	2006
Food supplies and dry stores at net realisable value	**5,634**	6,337	**-**	-
Other consumable stores at net realisable value	**1,924**	2,115	**-**	-
Technical spares at net realisable value	**3,222**	3,310	**-**	-
Foods supplies at cost	**946**	1,046	**-**	-
Other consumables at cost	**448**	432	**224**	226
Total general consumable stores at lower of cost and net realisable value	**12,174**	13,240	**224**	226

Stocks are stated after deducting provision for stock obsolescence. An analysis of the provision for stock obsolescence is as follows:

	GROUP 31 March		COMPANY 31 March	
	2007	2006	2007	2006
Balance at 1 April	**750**	750	**-**	-
Provided during the year	**88**	1	**-**	-
Provision utilised during the year	**(78)**	(1)	**-**	-
Balance at 31 March	**760**	750	**-**	-

During the financial year, the Group wrote down $44,000 (2005-06: $82,000) of stocks which were recognised as expense in the profit and loss account.

26. LOAN TO THIRD PARTY

The loan to August Skyfreighter 1994 Trust was fully repaid on 28 March 2007.

27. CASH AND CASH EQUIVALENTS (IN $ THOUSANDS)

(a) Cash and cash equivalents included in the Group's consolidated cash flow statement comprise the following balance sheet amounts:

	GROUP 31 March	
	2007	2006
Fixed deposits	**255,755**	151,490
Cash and bank balances	**19,058**	19,110
Deposits with immediate holding company (Note 24)	**302,640**	261,255
Bank overdraft - secured	**-**	(394)
	577,453	431,461

(b) Analysis of capital expenditure cash flow:

	GROUP	
	2006-07	2005-06
Addition of fixed assets	**13,597**	12,443
Addition of intangible assets	**125**	527
Adjustment for fixed assets acquired under credit terms	**(907)**	(934)
Cash invested in fixed and intangible assets	**12,815**	12,036

Included in cash of the Group and the Company are the following amounts denominated in foreign currency:

	GROUP 31 March		COMPANY 31 March	
	2007	2006	2007	2006
USD	**7,270**	1,848	**7,270**	1,848
RMB	**36**	-	**36**	-

28. LOAN FROM IMMEDIATE HOLDING COMPANY

The loan from the immediate holding company is to finance the loan to August Skyfreighter 1994 Trust (Note 26) and was fully repaid on 28 March 2007.

29. OTHER CREDITORS (IN $ THOUSANDS)

	GROUP 31 March		COMPANY 31 March	
	2007	2006	2007	2006
Tender deposits	**2,382**	2,256	**745**	632
Accrued expenses	**2,204**	2,078	**755**	377
Purchase of fixed assets	**1,304**	1,620	**574**	672
	5,890	5,954	**2,074**	1,681

30. BANK OVERDRAFT - SECURED

The bank overdraft is secured by a first legal mortgage over the property at 22 Senoko Way, Singapore 758044. Interest was charged at a rate of 5.0% (2006: 3.95%) per annum.

31. RELATED PARTY TRANSACTIONS (IN $ THOUSANDS)

For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

In addition to the related party information disclosed elsewhere in the financial statements, the following significant related party transactions were entered into in the normal course of business on terms that prevail on arm's length basis during the financial year:

	GROUP		COMPANY	
	2006-07	2005-06	2006-07	2005-06
Services rendered by:				
Immediate holding company	**22,629**	21,490	**2,817**	2,187
Subsidiary companies	**-**	-	**167**	156
Related companies	**80**	80	**-**	-
	22,709	21,570	**2,984**	2,343
Sales to:				
Immediate holding company	**438,132**	402,499	**733**	878
Subsidiary companies	**-**	-	**66,969**	67,435
Related companies	**163,321**	157,923	**2,026**	2,036
Associated companies	**2,209**	1,565	**2,209**	1,565
	603,662	561,987	**71,937**	71,914

31. RELATED PARTY TRANSACTIONS (CONT'D) (IN $ THOUSANDS)

Directors' and key executives' remuneration of the Company:

	COMPANY 2006-07	COMPANY 2005-06
Key executives (excluding executive directors)		
Salary, bonuses and other costs	**2,951**	1,982
CPF and other defined contributions	**53**	36
Share-based compensation expense	**346**	300
	3,350	2,318
Directors		
Directors' fees (Note 5)	**650 ***	512

* Proposed

Share options granted to and exercised by key executives of the Company are as follows:

Name Of Participant	Options Granted During Financial Year	Exercise Price For Options Granted During Financial Year	Aggregate Options Granted Since Commencement Of Scheme To End Of Financial Year	Aggregate Options Exercised Since Commencement Of Scheme To End Of Financial Year	Aggregate Options Outstanding At End Of Financial Year
Ng Chin Hwee	195,000	$2.10	921,000	-	921,000
Karmjit Singh	37,800	$2.10	1,265,800	(571,500)	694,300
Leong Kok Hong	21,000	$2.10	592,500	(144,750)	447,750
Tan Chuan Lye	30,000	$2.10	624,500	(191,000)	433,500
Andrew Lim Cheng Yueh	27,500	$2.10	258,200	(28,550)	229,650
Yacoob Piperdi	41,250	$2.10	377,950	(48,600)	329,350

Shares awarded under the new share plans during the year since the commencement of the Restricted Share Plan and Performance Share Plan are as follows:

Name Of Participant	Shares Granted During Financial Year	Aggregate Shares Granted Since Commencement Of Plan To End Of Financial Year	Aggregate Shares Vested Since Commencement Of Plan To End Of Financial Year	Aggregate Shares Not Released At End Of Financial Year
Ng Chin Hwee	100,710	100,710	-	100,710
Karmjit Singh	23,850	23,850	-	23,850
Leong Kok Hong	13,250	13,250	-	13,250
Tan Chuan Lye	17,500	17,500	-	17,500
Andrew Lim Cheng Yueh	7,000	7,000	-	7,000
Yacoob Piperdi	10,500	10,500	-	10,500

32. CAPITAL AND OTHER COMMITMENTS (IN $ THOUSANDS)

(a) The Group and the Company has commitments for capital expenditure. Such commitments aggregated to $44.6 million (2006: $54.6 million) for the Group and $1.7 million (2006: $3.8 million) for the Company. In aggregate, these commitments are not at prices in excess of current market price.

(b) The Group has entered into operating lease agreements for ground support equipment and leasehold land and buildings. The Group leases four pieces of leasehold land under lease agreements. The lease periods are 30 years. The leases expire on 01 March 2020, 30 July 2021, 30 October 2022 and 30 June 2024. The leases of the leasehold properties contain provision for rental adjustments. The future minimum lease payments under non-cancellable operating leases are as follows:

	GROUP 31 March		COMPANY 31 March	
	2007	2006	**2007**	2006
Within one year	**5,306**	4,625	**1,291**	1,339
After one year but not more than five years	**11,978**	8,653	**5,164**	5,356
Later than five years	**18,089**	20,553	**14,487**	16,566
	35,373	33,831	**20,942**	23,261

(c) In the year 2002, the company and two of its wholly-owned subsidiary companies entered into a lease agreement with a United States lessor, whereby the subsidiary companies sold and leaseback certain fixed ground support equipment with net book value of $76.2 million (2006: $93.4 million). The gain arising from this sale and leaseback is deferred and amortised over the lease period of 18 years commencing on October 2002 (Note 16).

Under the terms of the agreement, the subsidiary companies have prepaid an amount which is equivalent to the present value of their future lease obligations. The Company has also guaranteed the repayment of these future lease obligations and is the primary obligor under the lease agreement.

(d) On 24 March 2006, the Company signed an agreement with China Aviation Qingdao Liuting International Airport to form an equity joint venture company ("JV") known as Qingdao Airport Cargo Services Co. Ltd. to provide cargo handling services. SATS's investment commitment, which represents 49% of the registered capital contribution, amounts to approximately S$7.8 million. The capital injection is conditional upon the JV obtaining the Business Licence. As at 31 March 2007, the Company has not contributed to its share of the registered capital as the Business Licence has not been issued by the relevant authority.

(e) On 16 May 2006, the Company and Air India ("AI") signed a Service Provider Right Holder ("SPRH") agreement with Bangalore International Airport Limited, awarding the AI-SATS consortium a 15-year contract to provide cargo handling services at the upcoming Bangalore International Airport at Devanahalli. AI and the Company entered into a joint venture on 27 July 2006 for the execution of their obligations under the SPRH. The Company's investment commitment in the joint venture amounts to approximately S$8.7 million (Rp 250 million), which represent 50% of the registered capital contribution of the joint venture. As at 31 March 2007, the Company has not contributed its share of the registered capital as the joint venture company is in the process of being set up. The airport is expected to start operations in April 2008.

(f) On 9 October 2006, the Company and Air India ("AI") signed a Service Provider Right Holder ("SPRH") agreement with Bangalore International Airport Limited. AI-SATS consortium was awarded a 7-year contract to provide ground handling services at the upcoming Bangalore International Airport at Devanahalli. Subsequent to the financial year, the Company entered into the joint venture agreement with Air India to form the joint venture in respect of the ground handling business. The Company's investment commitment in the joint venture amounts to approximately S$7.0 million (Rp 200 million), which represent 40% of the registered capital contribution of the joint venture. The Company has not contributed its share of the registered capital as the joint venture company has not been set up. The airport is expected to start operations in April 2008.

32. CAPITAL AND OTHER COMMITMENTS (CONT'D) (IN $ THOUSANDS)

(g) On 27 December 2006, the Company entered into Investment Agreements with its Chinese partner, Capital Airports Holding Company ("CAH") and 8 Chinese airport companies in respect of the expansion of the respective inflight catering and ground handling businesses of its associated companies namely Beijing Airport Inflight Kitchen Ltd ("BAIK") and Beijing Aviation Ground Services Co. Ltd ("BGS") beyond Beijing to cover the 8 other airports in China. Under the expansion plan, BAIK and BGS will acquire, either partially or fully, the inflight catering and ground handling assets and the respective businesses from the 8 Chinese airport companies. The Company will contribute further capital in cash of approximately S$33.1 million (US$21.8 million) in BAIK and BGS. The Company will retain its 40% equity share while CAH and the 8 Chinese airport companies will together hold the remaining 60% share in BAIK and BGS.

33. FINANCIAL INSTRUMENTS

(a) Financial Risk Management Objectives and Policies

The Group operates principally in Singapore and generates revenue mainly in Singapore dollars. The Group also has investments in associated companies that operate in 8 countries. The Group's operations carry certain financial and commodity risks, including the effects of changes in foreign exchange rates and interest rates. The Group's overall risk management approach is to minimise the effects of such volatility on its financial performance.

Financial risk management policies are periodically reviewed and approved by the Board of Directors.

(b) Foreign Currency Risk

The Group is exposed to the effect of foreign exchange rate fluctuation because of its investments in foreign associated companies. The effects of foreign exchange rate fluctuations on the Singapore dollar value of the Group's foreign currency denominated operating revenue and expenses are not significant because the Group's foreign currency sales and purchases do not constitute a significant portion of the Group's revenue and expenses.

(c) Interest Rate Risk

The Group's earnings are affected by changes in interest rates due to the impact that such changes have on its interest income from cash, short-term deposits, short-term non-equity instruments, loans to third parties and associated companies, and its interest expense on the notes payable, term loans and the loan from immediate holding company.

The Group's interest-bearing assets and interest-bearing liabilities are predominantly denominated in SGD. Short-term non-equity instruments and fixed deposits earned interest rates range from 1.13% to 4.19% and 2.87% to 3.40% respectively. Information relating to other interest-bearing assets and liabilities are disclosed in the notes on loan to third parties, associated companies, related companies, notes payable and term loans.

The following tables show the interest rate risk based on the earlier of contracted re-pricing date and maturity of the Group or Company's financial instruments. Actual re-pricing dates may differ from contractual date due to prepayment.

33. FINANCIAL INSTRUMENTS (CONT'D)

(c) Interest Rate Risk (cont'd)

	Within 1 Year	1-2 Years	2-3 Years	3-4 Years	4-5 Years	More Than 5 Years	Total
GROUP							
2007							
Fixed rate							
Short-term non-equity investments	73,500	-	-	-	-	-	73,500
Fixed deposits	205,856	-	-	-	-	-	205,856
Deposits with immediate holding company	302,640	-	-	-	-	-	302,640
Term loans	(280)	(188)	(124)	(130)	(136)	(1,961)	(2,819)
Notes payable	-	-	(200,000)	-	-	-	(200,000)
Floating rate							
Loan due from associated company	2,600	-	-	-	-	-	2,600
Fixed deposits	49,899	-	-	-	-	-	49,899
	634,215	(188)	(200,124)	(130)	(136)	(1,961)	431,676
2006							
Fixed rate							
Short-term non-equity investments	48,932	-	-	-	-	-	48,932
Fixed deposits	108,498	-	-	-	-	-	108,498
Deposits with immediate holding company	261,255	-	-	-	-	-	261,255
Term loans	(278)	(283)	(191)	(127)	(134)	(2,080)	(3,093)
Notes payable	-	-	-	(200,000)	-	-	(200,000)
Floating rate							
Loan to third party	42,355	-	-	-	-	-	42,355
Loan due from associated company	3,236	-	-	-	-	-	3,236
Fixed deposits	42,992	-	-	-	-	-	42,992
Loan from immediate holding company	(42,355)	-	-	-	-	-	(42,355)
Bank loans	(1,625)	-	-	-	-	-	(1,625)
Bank overdraft	(394)	-	-	-	-	-	(394)
	462,616	(283)	(191)	(200,127)	(134)	(2,080)	259,801

33. FINANCIAL INSTRUMENTS (CONT'D)

(c) Interest Rate Risk (cont'd)

	Within 1 Year	1-2 Years	2-3 Years	3-4 Years	4-5 Years	More Than 5 Years	Total
COMPANY							
2007							
Fixed rate							
Short-term non-equity investments	73,500	-	-	-	-	-	73,500
Fixed deposits	205,106	-	-	-	-	-	205,106
Deposits with immediate holding company	302,640	-	-	-	-	-	302,640
Notes payable	-	-	(200,000)	-	-	-	(200,000)
Deposits placed by subsidiary companies	(72,454)	-	-	-	-	-	(72,454)
Floating rate							
Loan due from associated company	2,600	-	-	-	-	-	2,600
Fixed deposits	49,899	-	-	-	-	-	49,899
	561,291	-	(200,000)	-	-	-	361,291
2006							
Fixed rate							
Short-term non-equity investments	48,932	-	-	-	-	-	48,932
Fixed deposits	107,248	-	-	-	-	-	107,248
Deposits with immediate holding company	261,255	-	-	-	-	-	261,255
Notes payable	-	-	-	(200,000)	-	-	(200,000)
Deposits placed by subsidiary companies	(85,471)	-	-	-	-	-	(85,471)
Floating rate							
Loan to third party	42,355	-	-	-	-	-	42,355
Loan due from associated company	3,236	-	-	-	-	-	3,236
Fixed deposits	42,992	-	-	-	-	-	42,992
Loan from immediate holding company	(42,355)	-	-	-	-	-	(42,355)
	378,192	-	-	(200,000)	-	-	178,192

33. FINANCIAL INSTRUMENTS (CONT'D)

(d) Counter-Party Risk

The Group's maximum exposure to credit risk in the event that counter-parties fail to perform their obligations as at 31 March 2007 in relation to each class of recognised financial assets, other than derivatives, was the carrying amount of those assets as indicated in the balance sheet.

The Group only transacts with credit-worthy counter-parties. Surplus funds are placed as interest-bearing deposits with reputable financial institutions and the immediate holding company, or invested in high quality short-term liquid investments. Counter-party risks are managed by limiting aggregate exposure on all outstanding financial instruments to any individual counter-party, taking into account its credit rating. Such counter-party exposures are regularly reviewed, and adjusted as necessary. This mitigates the risk of material loss arising in the event of non-performance by counter-parties.

Concentration of credit risk exists when changes in economic, industry or geographical factors similarly affect the group of counter-parties whose aggregate credit exposure is significant in relation to the Group's total credit exposure. As at 31 March 2007, the Group had trade receivables of $70.9 million (2006: $65.9 million) due from its immediate holding company, and placed deposits of $302.6 million (2006: $261.3 million) with its immediate holding company.

(e) Liquidity Risk

As at 31 March 2007, the Group had at its disposal, cash and cash equivalents amounting to $577.4 million (2006: $431.5 million) and short-term non-equity investments of $73.5 million (2006: $48.9 million). In addition, the Group has available short-term credit facilities of approximately $83.0 million (2006: $84.0 million) from open-ended revolving credit facilities granted by commercial banks. The Group also has an alternative facility to issue notes up to $300 million (2006: $300 million), with maturity dates between one month to ten years, under the Medium Term Note Programme.

The Group's holdings of cash, short-term deposits and investments, together with non-committed funding facilities and net cash flow from operations, are expected to be sufficient to cover the cost of all capital expenditure due in the next financial year. The shortfall, if any, could be met by bank borrowings or public market funding.

(f) Derivative Financial Instruments

The Group's policy on the use of derivatives is not to trade in them but to use these instruments as hedges against specific exposures. While the Group currently has not used any forward contracts to hedge its foreign exchange and interest rate exposures, it would consider using treasury derivative instruments, depending on their merits, as valid and appropriate risk management tools. This would however, require the Board of Directors' approval before adoption. As at 31 March 2007, the Group had no outstanding derivative financial instruments.

33. FINANCIAL INSTRUMENTS (CONT'D)

(g) Fair values

The fair value of a financial instrument is the amount at which the instrument could be exchanged or settled between knowledgeable and willing parties in an arm's length transaction, other than in a forced or liquidation sale.

Financial instruments not carried at fair value

The aggregate net fair values of financial assets and financial liabilities of the Group, which are not carried at fair value in the balance sheet, are presented in the following table:

	Total Carrying Amount 31 March		Aggregate Net Fair Value 31 March	
	2007	2006	2007	2006
Financial liabilities				
Notes payable (In $ Thousands)	**200,000**	200,000	**199,200**	193,860

The fair value of the notes payable is obtained by reference to the market price.

The carrying value of the unquoted equity investment held as long-term investment is stated at cost of $7,886,000 (2006: $7,886,000) because the fair value cannot be obtained directly from quoted market price or indirectly using valuation techniques supported by observable market data. The fair value of this investment is expected to be above its carrying values.

The difference between the carrying value and fair value of the term loan is not considered significant to the financial statements given the balance outstanding as at the balance sheet date.

Financial instruments whose carrying amounts approximate fair value

The carrying amounts of all other financial assets and liabilities that fall within the scope of FRS 32, approximate their fair values due to their short-term nature and/or frequent re-pricing.

34. SEGMENT REPORTING (IN $ THOUSANDS)

The Group's operating businesses are organised and managed separately according to the nature of products and services provided, with each segment representing a strategic business unit that offers different products and services. The ground handling services segment provides mainly airport terminal services, such as air freight handling services, passenger services, baggage handling services and apron services. The inflight catering services segment is engaged mainly in the provision of inflight meals to the Group's airline customers. The other services segment includes provision of aviation security services, airline laundry and linen services, manufacturing and distribution of chilled and frozen processed foods, air cargo delivery management services and rental of premises.

Segment accounting policies are the same as the policies described in Note 2. The Group generally accounts for inter-segment sales and transfers as if the sales and transfers were to third parties at current market prices.

The following tables present revenue and net income information for the Group's industry segments for the years ended 31 March 2007 and 31 March 2006 and certain asset and liability information regarding the Group's industry segments as at 31 March 2007 and 31 March 2006.

34. SEGMENT REPORTING (CONT'D) (IN $ THOUSANDS)

BY INDUSTRY

	Inflight Catering	Ground Handling/ Cargo	Others	Eliminations	Total
Financial year ended 31 March 2007					
Revenue					
External revenue	409,664	436,626	99,369	-	945,659
Inter-segment revenue	3,341	-	86,101	(89,442)	-
Total revenue	413,005	436,626	185,470	(89,442)	945,659
Operating profit	81,676	45,078	26,386	-	153,140
Interest income	997	1,614	18,494	(2,934)	18,171
Interest on borrowings	-	-	(9,094)	2,934	(6,160)
Gross dividend from long-term investment	951	-	-	-	951
Share of results of associated companies	13,837	38,234	5	-	52,076
Gain on disposal of fixed assets	2	143	8	-	153
Amortisation of deferred income	-	-	1,439	-	1,439
Profit before taxation	97,463	85,069	37,238	-	219,770
Taxation	(19,131)	(15,477)	(6,175)	-	(40,783)
Profit after taxation	78,332	69,592	31,063	-	178,987
As at 31 March 2007					
Segment assets	339,437	454,301	667,140	-	1,460,878
Associated companies	65,024	275,487	186	-	340,697
Loan to an associated company	2,600	-	-	-	2,600
Total assets	407,061	729,788	667,326	-	1,804,175
Current liabilities	48,319	67,053	40,960	-	156,332
Long-term liabilities	-	-	27,141	-	27,141
Notes payable	-	-	200,000	-	200,000
Tax liabilities	24,846	27,274	50,517	-	102,637
Total liabilities	73,165	94,327	318,618	-	486,110
Capital expenditure	3,264	7,458	3,000	-	13,722
Depreciation and amortisation expenses	24,182	37,990	3,525	-	65,697
Non-cash items other than depreciation and amortisation expenses	-	7,401	(1,020)	-	6,381

34. SEGMENT REPORTING (CONT'D) (IN $ THOUSANDS)

BY INDUSTRY (CONT'D)

	Inflight Catering	Ground Handling/ Cargo	Others	Eliminations	Total
Financial year ended 31 March 2006					
Revenue					
External revenue	396,294	433,209	102,524	-	932,027
Inter-segment revenue	2,936	-	85,319	(88,255)	-
Total revenue	399,230	433,209	187,843	(88,255)	932,027
Operating profit	79,300	69,188	35,552	-	184,040
Interest income	2,156	2,365	9,756	(5,037)	9,240
Interest on borrowings	-	-	(11,323)	5,037	(6,286)
Gross dividend from long-term investment	628	-	-	-	628
Share of results of associated companies	12,960	44,345	3	-	57,308
Gain/(loss) on disposal of fixed assets	33	(13)	(329)	-	(309)
Amortisation of deferred income	-	-	1,408	-	1,408
Profit before taxation	95,077	115,885	35,067	-	246,029
Taxation	(20,857)	(26,598)	(9,355)	-	(56,810)
Profit after taxation	74,220	89,287	25,712	-	189,219
As at 31 March 2006					
Segment assets	359,473	508,055	507,530	-	1,375,058
Associated companies	62,538	276,896	181	-	339,615
Loan to an associated company	3,236	-	-	-	3,236
Total assets	425,247	784,951	507,711	-	1,717,909
Current liabilities	36,572	45,392	74,561	-	156,525
Long-term liabilities	-	-	30,194	-	30,194
Notes payable	-	-	200,000	-	200,000
Tax liabilities	30,009	38,487	56,925	-	125,421
Total liabilities	66,581	83,879	361,680	-	512,140
Capital expenditure	1,795	9,543	1,632	-	12,970
Depreciation and amortisation expenses	25,485	36,126	3,668	-	65,279
Non-cash items other than depreciation and amortisation expenses	-	7,667	(1,320)	-	6,347

34. SEGMENT REPORTING (CONT'D) (IN $ THOUSANDS)

BY GEOGRAPHICAL LOCATION

	Singapore	Overseas	Total
Financial year ended 31 March 2007			
Revenue	941,392	4,267	945,659
As at 31 March 2007			
Segment assets	1,448,616	12,262	1,460,878
Associated companies	186	340,511	340,697
Loan to an associated company	-	2,600	2,600
Total assets	1,448,802	355,373	1,804,175
Capital expenditure	13,722	-	13,722
Financial year ended 31 March 2006			
Revenue	931,574	453	932,027
As at 31 March 2006			
Segment assets	1,365,324	9,734	1,375,058
Associated companies	181	339,434	339,615
Loan to an associated company	-	3,236	3,236
Total assets	1,365,505	352,404	1,717,909
Capital expenditure	12,970	-	12,970

35. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current year's presentation.

	GROUP 2006	
	Restated	As Previously Reported
Balance Sheet		
Deferred taxation	65,639	69,001
Associated company	339,615	342,977

1. INTERESTED PERSON TRANSACTIONS (IN $ THOUSANDS)

The interested person transactions entered into during the financial year ended 31 March 2007 and the immediately preceding financial year 2005-06 are listed below:

	Aggregate Value Of All Interested Person Transactions Entered Into During The Financial Years Below Under The Shareholders' Mandate Pursuant To Rule 920 Of The SGX-ST Listing Manual (Excluding Transactions Of Value Less Than S$100,000)	
	2006-07	**2005-06**
Name of Interested Person		
SilkAir Pte Ltd	**57,520**	5,483
Jetstar Asia Pte Ltd & ValuAir Ltd	**11,150#**	-
Singapore Airlines Cargo Pte Ltd	**10,800**	-
Tiger Airways Pte Ltd	**5,028**	-
Great Wall Airlines Co Ltd	**3,350**	-
Singapore Airlines Limited	**812**	27,821
Singapore Computer Systems Ltd	**510**	-
Senoko Energy Supply Pte Ltd	**432**	-
SembCorp Environmental Management Pte Ltd	-	1,463
Asia Airfreight Terminal Co Ltd	-	1,980
SembCorp Power Pte Ltd	-	4,596
SIA Engineering Company Limited	-	1,228
Singapore Food Industries Ltd	-	170
Total	**89,602**	42,741

Includes amounts invoiced and paid in financial years 2004-05 and 2005-06.

There were no non-mandated interested person transactions (excluding transactions of value less than S$100,000) entered into during the financial years 2006-07 and 2005-06.

Note: All the above interested person transactions were done on normal commercial terms.

2. MATERIAL CONTRACTS

There are no material contracts between SATS and its subsidiaries involving the interests of President & Chief Executive Officer SATS, each SATS Director or controlling shareholder (as defined in the SGX-ST Listing Manual), either still subsisting at the end of the financial year 2006-07, or if not then subsisting, entered into since the end of the previous financial year 2005-06, other than:

(a) the 2 corporate services agreements both dated 24 March 2000 between SATS and Singapore Airlines Limited ("SIA");

(b) the 2 corporate services agreements both dated 17 February 2000 between SATS and SIA Engineering Company Limited ("SIAEC");

(c) the apportionment of services agreement dated 24 March 2000 between SATS, SIA and SIAEC;

(d) the ground handling and catering agreements between SATS and SIA and SATS and SilkAir Pte Ltd (a subsidiary of SIA) respectively;

(e) the ground handling agreement between SATS and Singapore Airlines Cargo Pte Ltd (a subsidiary of SIA);

(f) the agreement for the laundering of airline linen dated 1 October 1999 between Aero Laundry and Linen Services Private Limited (a subsidiary of SATS) and SIA; and

(g) where applicable, as disclosed in Note 26 (Loan to Third Party), Note 31 (Related Party Transactions) of the Notes to the Financial Statements, and Interested Person Transactions listed above, or disclosed in the equivalent sections in previous SATS Annual Reports.

Quarterly Results Of The Group

(In Singapore Dollars)

		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
TOTAL REVENUE						
2006-07	($ million)	234.7	235.7	241.6	233.7	945.7
2005-06	($ million)	235.7	238.7	233.7	223.9	932.0
EXPENDITURE						
2006-07	($ million)	187.0	186.2	195.5	223.8	792.5
2005-06	($ million)	183.0	182.9	185.7	196.3	747.9
OPERATING PROFIT						
2006-07	($ million)	47.7	49.5	46.1	9.9	153.2
2005-06	($ million)	52.7	55.8	48.0	27.6	184.1
PROFIT BEFORE TAX						
2006-07	($ million)	63.7	68.4	66.1	21.6	219.8
2005-06	($ million)	67.7	71.9	66.9	39.6	246.1
PROFIT ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY						
2006-07	($ million)	48.3	52.2	50.5	27.2	178.2
2005-06	($ million)	51.0	55.8	51.2	30.6	188.6
EARNINGS (AFTER TAX) PER SHARE - BASIC						
2006-07	(cents)	4.6	5.0	4.8	2.6	17.0
2005-06	(cents)	5.0	5.4	4.9	2.9	18.2

Quarterly Operational Summary Of The Group

		1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	Total
FLIGHTS HANDLED						
2006-07	(thousands)	20.62	21.04	21.79	21.08	84.53
2005-06	(thousands)	20.79	21.03	21.29	21.00	84.11
CARGO AND MAIL PROCESSED						
2006-07	(thousand tonnes)	381.62	390.13	407.57	367.67	1,546.99
2005-06	(thousand tonnes)	354.03	369.37	397.17	370.79	1,491.36
PASSENGERS SERVED						
2006-07	(millions)	6.93	7.27	7.84	7.23	29.27
2005-06	(millions)	6.49	6.82	7.16	6.85	27.32
MEALS PRODUCED						
2006-07	(millions)	5.96	6.13	6.47	6.18	24.74
2005-06	(millions)	5.81	6.20	6.18	6.00	24.19

Five-Year Financial Summary Of The Group

(In Singapore Dollars)

	2006-07	2005-06	2004-05	2003-04	2002-03
PROFIT AND LOSS ACCOUNT ($ MILLION)					
Total revenue	**945.7**	932.0	975.7	868.7	958.1
Expenditure	**(792.5)**	(747.9)	(781.5)	(679.4)	(729.9)
Operating profit	**153.2**	184.1	194.2	189.3	228.2
Other income	**66.6**	62.0	51.9	34.8	29.9
Profit before tax and exceptional items	**219.8**	246.1	246.1	224.1	258.1
Exceptional items	**-**	-	(28.8)	(8.0)	-
Profit before tax	**219.8**	246.1	217.3	216.1	258.1
Profit after tax	**179.0**	189.2	168.1	188.1	214.8
Profit attributable to equity holders of the Company	**178.2**	188.6	167.8	188.2	214.7
BALANCE SHEET ($ MILLION)					
Share capital	**215.6**	179.8	147.1	109.3	100.0
Revenue reserve	**1,111.3**	1,018.2	911.7	1,111.6	978.9
Share-based compensation reserve	**13.0**	10.0	7.5	1.5	-
Foreign currency translation reserve	**(31.2)**	(9.5)	(7.9)	3.2	6.3
Statutory reserve	**5.6**	4.1	2.7	2.5	1.6
Fair value reserve	**(0.1)**	(0.1)	-	-	-
Equity holders' funds	**1,314.2**	1,202.5	1,061.1	1,228.1	1,086.8
Deferred taxation	**53.5**	65.6	76.4	81.3	103.8
Deferred income	**24.6**	26.3	28.1	29.8	31.9
Minority interests	**3.9**	3.3	2.8	2.5	2.8
Fixed assets	**621.7**	669.2	718.2	776.4	817.6
Loan to third parties	**-**	-	43.0	43.6	46.0
Associated companies	**342.7**	342.2	324.6	141.0	137.9
Long-term investments	**7.9**	7.9	7.9	7.9	7.9
Intangible assets	**9.9**	14.5	18.4	14.1	1.6
Current assets	**822.0**	684.1	481.1	575.6	661.1
Total assets	**1,804.2**	1,717.9	1,593.2	1,558.6	1,672.1
Long-term liabilities	**202.5**	203.9	247.3	46.6	46.8
Current liabilities	**205.5**	216.3	177.5	170.3	400.0
Total liabilities	**408.0**	420.2	424.8	216.9	446.8
Net liquid assets	**650.8**	479.6	311.3	397.9	268.1
CASH FLOW STATEMENT ($ MILLION)					
Cash flow from operations	**257.2**	259.9	249.3	217.7	290.2
Internally generated cash flow [Note 1]	**275.8**	283.9	272.7	240.5	306.5
Capital expenditure	**13.7**	13.0	13.1	33.4	21.2

Five-Year Financial Summary Of The Group

	2006-07	2005-06	2004-05	2003-04	2002-03
(CONT'D)					
PROFITABILITY RATIOS (%)					
Return on equity holders' funds	**14.2**	16.7	14.7	16.3	21.3
Return on total assets	**10.2**	11.4	10.7	11.6	13.6
Return on turnover	**18.9**	20.3	17.2	21.7	22.4
PRODUCTIVITY AND EMPLOYEE DATA					
Value added ($ million)	**675.1**	665.1	671.7	627.1	704.5
Value added per employee ($)	**90,477**	86,831	78,824	66,897	75,533
Value added per $ employment costs (times)	**1.76**	1.91	1.73	1.83	1.86
Revenue per employee ($)	**126,747**	121,675	114,509	92,668	102,728
Staff cost per employee ($)	**51,390**	45,369	45,451	36,557	40,758
Average employee strength	**7,461**	7,660	8,521	9,374	9,327
PER SHARE DATA (CENTS)					
Earnings before tax	**20.9**	23.7	21.3	21.5	25.8
Earnings after tax					
- Basic	**17.0**	18.2	16.5	18.8	21.5
- Diluted	**16.9**	18.1	16.3	18.7	21.4
Cash earnings [Note 2]	**23.9**	25.2	23.3	25.0	27.6
Net asset value	**123.8**	115.0	103.2	122.1	108.7
DIVIDENDS					
Gross Dividends (cents per share) [Note 3]	**15.0***	10.0	9.0	45.0♦	7.0
Dividend cover (times)	**1.4**	2.3	2.3	0.5	3.9

Notes:

1 Internally generated cash flow comprises cash generated from operations, dividends from associated companies, and proceeds from sale of fixed assets.

2 Cash earnings is defined as profit attributable to equity holders of the Company plus depreciation and amortisation.

3 * include special dividend of 5 cents per share.

♦ include special dividend of 37 cents per share.

Five-Year Operational Summary Of The Group

		2006-07	2005-06	2004-05	2003-04	2002-03
FLIGHTS HANDLED	(thousands)	**84.53**	84.11	76.09	63.13	75.11
CARGO AND MAIL PROCESSED	(thousand tonnes)	**1,546.99**	1,491.36	1,424.97	1,381.63	1,436.51
PASSENGERS SERVED	(millions)	**29.27**	27.32	25.27	21.24	24.28
MEALS PRODUCED	(millions)	**24.74**	24.19	23.53	19.73	22.19

Information On Shareholdings

As At 15 May 2007

Number of shares in issue	:	1,067,410,020
Class of shares	:	Ordinary
Voting rights	:	1 vote for 1 share

ANALYSIS OF SHAREHOLDINGS

Range Of Shareholdings	No. Of Shareholders	%	Amount Of Shareholdings	%
1 - 999	220	1.42	86,725	0.01
1,000 - 10,000	14,622	94.10	27,863,612	2.61
10,001 - 1,000,000	686	4.42	25,092,803	2.35
1,000,001 and above	10	0.06	1,014,366,880	95.03
Total	15,538	100.00	1,067,410,020	100.00

MAJOR SHAREHOLDERS

No.	Name	No. Of Shares Held	%
1	Singapore Airlines Limited	870,000,000	81.51
2	DBS Nominees Pte Ltd	38,377,911	3.60
3	HSBC (Singapore) Nominees Pte Ltd	28,734,000	2.69
4	Citibank Nominees Singapore Pte Ltd	27,944,850	2.62
5	Raffles Nominees Pte Ltd	22,112,500	2.07
6	DBSN Services Pte Ltd	9,631,000	0.90
7	Morgan Stanley Asia (S'pore)	8,344,950	0.78
8	United Overseas Bank Nominees Pte Ltd	4,575,200	0.43
9	DB Nominees (S) Pte Ltd	3,320,000	0.31
10	Phillip Securities Pte Ltd	1,326,469	0.12
11	OCBC Nominees Singapore Pte Ltd	983,500	0.09
12	Merrill Lynch (S'pore) Pte Ltd	840,775	0.08
13	ING Nominees (S'pore) Pte Ltd	822,000	0.08
14	Realty & Investment Holdings Pte Ltd	600,000	0.06
15	Kim Eng Securities Pte Ltd	532,000	0.05
16	Koh Beng Ling	455,000	0.04
17	CIMB-GK Securities Pte Ltd	428,003	0.04
18	Wong Ket Seong @ Wong Ket Yin	400,000	0.04
19	OCBC Securities Private Ltd	331,000	0.03
20	BNP Paribas Nominees Singapore Pte Ltd	326,000	0.03
		1,020,085,158	95.57

SUBSTANTIAL SHAREHOLDERS

As at 15 May 2007, the substantial shareholders of the Company and their direct and deemed interests, as shown in the Company's Register of Substantial Shareholders, were as follows:

Name Of Substantial Shareholder	No. Of Shares In Which The Substantial Shareholder Has A Direct Interest (Representing Percentage Of Total Shareholding**)	No. Of Shares In Which The Substantial Shareholder Has A Deemed Interest (Representing Percentage Of Total Shareholding**)	Total No. Of Shares In Which The Substantial Shareholder Is Interested (Representing Percentage Of Total Shareholding**)
Temasek Holdings (Private) Limited	-	*870,040,000 (approximately **81.51%)	870,040,000 (approximately **81.51%)
Singapore Airlines Limited	870,000,000 (approximately **81.51%)	-	870,000,000 (approximately **81.51%)

* Derived mainly through the direct interest of Singapore Airlines Limited.

** The shareholding percentages have been calculated based on a total issued share capital of 1,067,410,020 shares as at 15 May 2007.

SHAREHOLDING HELD BY THE PUBLIC

Based on information available to the Company as at 15 May 2007, approximately 18.46% of the issued shares of the Company is held by the public (as defined in the SGX-ST Listing Manual). The Company hence confirms that Rule 723 of the SGX-ST Listing Manual has been complied with.

Share Price And Turnover



Volume (Million Stock Units)
ST Index
Price (S$)
35
30
25
20
15
10
5
0
3,500
3,000
2,500
2,000
1,500
1,000
500
0
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
High
Low
APR 2006
MAY 2006
JUN 2006
JUL 2006
AUG 2006
SEP 2006
OCT 2006
NOV 2006
DEC 2006
JAN 2007
FEB 2007
MAR 2007
Volume
Closing Price
ST Index

Share Price ($) And Volume (Million Stock Units)	FY2006-07		FY2005-06	
Highest Closing Price	2.75	(30 Mar 2007)	2.52	(13 Feb 2006)
Lowest Closing Price	2.00	(13 Jun 2006)	2.04	(06 Apr 2005)
Average Closing Price	2.34		2.30	
Closing Price for the year	2.75	(30 Mar 2007)	2.34	(31 Mar 2006)
Total Volume for the year	116.84		85.41	

Market Value Ratios	FY2006-07	FY2005-06
Price/Earnings	16.18	12.86
Price/Book Value@	2.22	2.03
Price/Cash Earnings*	11.51	9.29

@ Book value is defined as net asset value

* Cash earnings is defined as profit attributable to equity holders of the Company plus depreciation and amortisation

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No. 197201770G

NOTICE IS HEREBY GIVEN that the 34th Annual General Meeting of the Company will be held at Mandarin Court, 4th Floor, Meritus Mandarin Singapore, 333 Orchard Road, Singapore 238867, on Thursday 26 July 2007 at 10 a.m. to transact the following business:

ORDINARY BUSINESS

1. To receive and adopt the Directors' Report and Audited Accounts for the year ended 31 March 2007 and the Auditors' Report thereon.

2. To declare a final dividend of 6 cents per share less income tax of 18% and a special dividend of 5 cents per share less income tax of 18%, for the year ended 31 March 2007. (FY2005-06: final dividend of 6 cents per share less income tax of 20%)

3. To re-elect Dr Ow Chin Hock, who will retire by rotation in accordance with Article 83 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as Director.

4. To re-elect Mr Ng Kee Choe, who will retire by rotation in accordance with Article 83 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as Director.

5. To appoint Mr Tay Ah Kee Keith as Director pursuant to Article 89 of the Company's Articles of Association.

6. To re-appoint Messrs Ernst & Young as Auditors of the Company to hold office until the next Annual General Meeting and to authorize the Directors to fix their remuneration.

7. To approve payment of Directors' fees of $650,152.00 for the year ended 31 March 2007. (FY2005-06: $511,521.00)

SPECIAL BUSINESS

ORDINARY RESOLUTIONS

To consider and, if thought fit, to pass, with or without modifications, the following resolutions as Ordinary Resolutions:

8. That authority be and is hereby given to the Directors of the Company to:

(a) (i) issue shares in the capital of the Company ("**shares**") whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, "**Instruments**") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

(b) (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force,

provided that:

(1) the aggregate number of shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 50 per cent. of the issued shares in the capital of the Company (as calculated in accordance with sub-paragraph (2) below), of which the aggregate number of shares to be issued other than on a *pro rata* basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 10 per cent. of the issued shares in the capital of the Company (as calculated in accordance with sub-paragraph (2) below);

(2) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited ("**SGX-ST**")) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (1) above, the percentage of issued shares shall be based on the number of issued shares in the capital of the Company at the time this Resolution is passed, after adjusting for:

(i) new shares arising from the conversion or exercise of any convertible securities or employee share options or vesting of share awards which are outstanding or subsisting at the time this Resolution is passed; and

(ii) any subsequent consolidation or subdivision of shares;

(3) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the Listing Manual of the SGX-ST for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of the Company; and

(4) (unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier.

9. That the Directors be and are hereby authorised to:

(a) offer and grant options in accordance with the provisions of the SATS Employee Share Option Plan ("**Share Option Plan**") and/or to grant awards in accordance with the provisions of the SATS Performance Share Plan ("**Performance Share Plan**") and/or the SATS Restricted Share Plan ("**Restricted Share Plan**") (the Share Option Plan, the Performance Share Plan and the Restricted Share Plan, together the "**Share Plans**"); and

(b) allot and issue from time to time such number of ordinary shares in the capital of the Company as may be required to be issued pursuant to the exercise of options under the Share Option Plan and/or such number of fully paid shares as may be required to be issued pursuant to the vesting of awards under the Performance Share Plan and/or the Restricted Share Plan,

provided always that the aggregate number of ordinary shares to be issued pursuant to the Share Plans shall not exceed 15 per cent. of the total number of issued ordinary shares in the capital of the Company from time to time.

10. To transact any other business which may arise and can be transacted at an annual general meeting.

CLOSURE OF BOOKS

NOTICE IS HEREBY GIVEN that, subject to the approval of shareholders to the final and special dividends being obtained at the 34th Annual General Meeting of the Company to be held on 26 July 2007, the Transfer Books and Register of Members of the Company will be closed on 2 August 2007 for the preparation of dividend warrants.

Duly completed and stamped transfers together with all relevant documents of or evidencing title received by the Company's Share Registrars, M & C Services Private Limited, at 138 Robinson Road #17-00, The Corporate Office, Singapore 068906, up to 5.00 p.m. on 1 August 2007 will be registered to determine shareholders' entitlements to the proposed final and special dividends. Subject as aforesaid, persons whose securities accounts with The Central Depository (Pte) Limited are credited with ordinary shares in the capital of the Company as at 5.00 p.m. on 1 August 2007 will be entitled to the proposed final and special dividends.

The final and special dividends, if approved by shareholders, will be paid on 13 August 2007.

BY ORDER OF THE BOARD

SHIREENA JOHAN WOON
Company Secretary

Dated this 14th day of June 2007
Singapore

EXPLANATORY NOTES

1. In relation to Ordinary Resolution Nos. 3 and 4, Dr Ow Chin Hock and Mr Ng Kee Choe will be retiring from office at the Annual General Meeting pursuant to Article 83 of the Company's Articles of Association, and will be standing for re-election at the Annual General Meeting. Please refer to the sections on "Board of Directors" and "Corporate Governance Report" in the SATS Annual Report for FY2006-07 for more information relating to Dr Ow and Mr Ng. Dr Ow will upon re-election, continue to serve as Chairman of the Nominating Committee, and as a member of the Audit and Risk Management Committee. Mr Ng will upon re-election, continue to serve as Chairman of the Audit and Risk Management Committee, and as a member of the Board Executive Committee. Both Dr Ow and Mr Ng are considered by the Nominating Committee to be independent Directors.

2. In relation to Ordinary Resolution No. 5, please refer to the section on "Proposed New Director" in the SATS Annual Report for FY2006-07 for more information relating to Mr Tay. The Nominating Committee considers Mr Tay to be an independent Director.

3. Ordinary Resolution No. 8, if passed, will empower Directors to issue shares, make or grant instruments convertible into shares and to issue shares pursuant to such instruments, from the date of the above Meeting until the date of the next Annual General Meeting. The number of shares which the Directors may issue under this Resolution will not exceed 50 per cent. of the issued shares in the capital of the Company with a sub-limit of 10 per cent. for issues other than on a *pro rata* basis. The 10 per cent. sub-limit for non-*pro rata* issues is lower than the 20 per cent. sub-limit allowed under the Listing Manual of the SGX-ST and the Articles of Association of the Company. For the purpose of determining the aggregate number of shares which may be issued, the percentage of shares shall be based on the number of issued shares in the capital of the Company at the time this Ordinary Resolution is passed, after adjusting for (a) new shares arising from the conversion or exercise of any convertible instruments or share options or vesting of share awards which are outstanding at the time this Ordinary Resolution is passed and (b) any subsequent consolidation or subdivision of shares.

4. Ordinary Resolution No. 9 if passed, will empower the Directors to offer and grant options and/or awards and to allot and issue ordinary shares in the capital of the Company pursuant to the SATS Employee Share Option Plan, the SATS Performance Share Plan and the SATS Restricted Share Plan, all of which were adopted at extraordinary general meetings of the Company and which have been amended from time to time.

NOTES

1. A member of the Company entitled to attend and vote at the Meeting is entitled to appoint not more than 2 proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. The instrument appointing a proxy must be deposited at the office of the Company's Share Registrar, M & C Services Private Limited, 138 Robinson Road #17-00, The Corporate Office, Singapore 068906 not less than 48 hours before the time appointed for the Meeting.

design & production by Q-Plus Design

sats

one with you

REGISTERED OFFICE

Singapore Airport Terminal Services Limited (SATS)
20 Airport Boulevard
Singapore 819659

SINGAPORE AIRLINES

COMPANY REGISTRATION NO.

197201770G

CORPORATE WEBSITE

www.sats.com.sg

INVESTOR RELATIONS CONTACT

[illegible]
[illegible]

your preferred partner

sats

one with you



mission STATEMENT

SATS aims to be the best handling agent in the world, providing airport ground handling, inflight catering and aviation security services of the highest quality, while giving value to customers and shareholders, and career fulfilment to staff.

CONTENTS

Corporate Information
as at 14 June 2007

BOARD OF DIRECTORS

Cheng Wai Wing Edmund
Chairman

Chew Choon Seng
Deputy Chairman

Khaw Kheng Joo
Director

Ng Kee Choe
Director

Ow Chin Hock
Director

Tan Jiak Ngee Michael*
Director

Yeo Chee Tong
Director

AUDIT & RISK MANAGEMENT COMMITTEE

Ng Kee Choe
Chairman

Ow Chin Hock
Member

Tan Jiak Ngee Michael*
Member

BOARD EXECUTIVE COMMITTEE

Cheng Wai Wing Edmund
Chairman

Chew Choon Seng
Member

Ng Kee Choe
Member

REMUNERATION & HUMAN RESOURCE COMMITTEE

Cheng Wai Wing Edmund
Chairman

Chew Choon Seng
Member

Yeo Chee Tong
Member

NOMINATING COMMITTEE

Ow Chin Hock
Chairman

Khaw Kheng Joo
Member

Tan Jiak Ngee Michael*
Member

COMPANY SECRETARY

Shireena Johan Woon

SHARE REGISTRAR

M & C Services Private Limited
138 Robinson Road #17-00
The Corporate Office
Singapore 068906

AUDITORS

Ernst & Young
Certified Public Accountants
One Raffles Quay #18-01
North Tower
Singapore 048583

Winston Ngan
Audit Partner-in-charge
(appointed in FY2005-06)

COMPANY REGISTRATION NO.

197201770G

REGISTERED OFFICE

20 Airport Boulevard
Singapore 819659

CORPORATE MANAGEMENT

Ng Chin Hwee
President and Chief Executive Officer

Karmjit Singh
Chief Operating Officer

CORPORATE DIVISION

Leong Kok Hong
Senior Vice-President (North Asia)

Chan Wai Leong John
Senior Vice-President (Corporate Business Planning & Development)

Goh Soo Lim
Chief Financial Officer

OPERATING DIVISIONS

Tan Chuan Lye
Senior Vice-President (Catering)

Lim Cheng Yueh Andrew
Senior Vice-President (Apron & Passenger Services)

Yacoob Piperdi
Senior Vice-President (Cargo Services)

SUBSIDIARIES

Denis Marie
General Manager
SATS Security Services Private Limited

Wong See Heng
General Manager
Aero Laundry and Linen Services Private Limited

Jacob Vincent Nicolson
General Manager
Aerolog Express Pte Ltd

Tan Chiew Kuang Frankie
Chief Executive Officer
Country Foods Pte. Ltd.

* *Mr Tan Jiak Ngee Michael will retire from office at the Annual General Meeting to be held on 26 July 2007, and will not be standing for re-election.*

Financial Calendar

FINANCIAL YEAR ENDED 31 MARCH 2007

01 August
2006
Announcement of First Quarter results

27 October
2006
Announcement of Second Quarter and Half Year results

30 October
2006
Media/Analysts' briefing on Second Quarter and Half Year results

22 November
2006
Payment of FY2006-07 Interim Dividend

09 February
2007
Announcement of Third Quarter results

11 May
2007
Announcement of Fourth Quarter and Full Year results

14 May
2007
Media/Analysts' briefing on Fourth Quarter and Full Year results

14 June
2007
Despatch of Summary Financial Report to Shareholders

28 June
2007
Despatch of Annual Report to Shareholders

26 July
2007
Annual General Meeting

02 August
2007
Proposed Books Closure Date

13 August
2007
Proposed Payment of FY2006-07 Final Dividend

FINANCIAL YEAR ENDING 31 MARCH 2008

01 August
2007
Proposed Announcement of First Quarter results

31 October
2007
Proposed Announcement of Second Quarter and Half Year results

January / February
2008
Proposed Announcement of Third Quarter results

May
2008
Proposed Announcement of Full Year results

Statistical Highlights

	2006-07	2005-06	% CHANGE
FINANCIAL STATISTICS			
GROUP ($ MILLIONS)			
Total revenue	945.7	932.0	1.5
Total expenditure	792.5	747.9	6.0
Operating profit	153.2	184.1	- 16.8
Profit before tax	219.8	246.1	- 10.7
Profit after tax	179.0	189.2	- 5.4
Profit attributable to equity holders of the Company	178.2	188.6	- 5.5
Share capital	215.6	179.8	19.9
Reserves			
Revenue reserve	1,111.3	1,018.2	9.1
Share-based compensation reserve	13.0	10.0	30.0
Foreign currency translation reserve	(31.2)	(9.5)	228.4
Statutory reserve	5.6	4.1	36.6
Fair value reserve	(0.1)	(0.1)	-
Equity attributable to equity holders of the Company	1,314.2	1,202.5	9.3
Return on equity holders' funds (%)	14.2	16.7	- 2.5 points
Total assets	1,804.2	1,717.9	5.0
Total debt	202.8	247.5	- 18.1
Total debt equity ratio (times)	0.15	0.21	- 0.06 time
Value added	675.1	665.1	1.5
Economic value added	60.7	79.8	- 23.9
PER SHARE DATA			
Earnings before tax (cents)	20.9	23.7	- 11.8
Earnings after tax (cents)			
- basic	17.0	18.2	- 6.6
- diluted	16.9	18.1	- 6.6
Net asset value ($)	1.24	1.15	7.8
DIVIDENDS			
Interim dividend (cents per share)	4.0	4.0	-
Proposed final dividend (cents per share)	6.0	6.0	-
Proposed special dividend (cents per share)	5.0	-	n.m
Dividend cover (times)	1.4	2.3	- 0.9 time
OPERATING STATISTICS			
EMPLOYEE PRODUCTIVITY			
Average number of employees	7,461	7,660	- 2.6
Revenue per employee ($)	126,747	121,675	4.2
Value added per employee ($)	90,477	86,831	4.2
Value added per $ employment costs	1.76	1.91	- 7.9
OPERATING DATA			
Airfreight throughput (in million tonnes)	1.55	1.49	3.7
Passengers served (in millions)	29.27	27.32	7.1
Inflight meals prepared (in millions)	24.74	24.19	2.3
Flights handled (in thousands)	84.53	84.11	0.5

NOTES:

1. SATS' financial year is from 1 April to 31 March. Throughout this report, all financial figures are stated in Singapore Dollars, unless stated otherwise.
2. Returns on equity holders' funds is the profit attributable to equity holders of the Company expressed as a percentage of the average equity holders' funds.
3. Total debt equity ratio is total debts divided by equity attributable to equity holders of the Company at 31 March.
4. Basic earnings per share is computed by dividing the profit attributable to equity holders of the Company by the weighted average number of fully paid shares in issue.
5. Diluted earnings per share is computed by dividing the profit attributable to equity holders of the Company by the weighted average number of fully paid shares in issue after adjusting for dilution of shares under the employee share option plan.
6. Net asset value per share is computed by dividing equity attributable to equity holders of the Company by the ordinary shares in issue at 31 March.
7. Dividend covered is profit attributable to equity holders of the Company divided by total dividend (net of tax).



Chairman's Statement

Dear Shareholders,
Financial year 2006-2007 has been a challenging and exciting year for SATS. We firmly defended our market share at Singapore Changi Airport, amidst continued pressure on our margins. At the same time, we continued to build on our regional presence and brand equity as a leading provider of ground handling and inflight catering services especially in our key target markets of China and India.

We remain committed to creating long-term shareholder value through our relentless focus on our cost competitiveness, without compromising on our service quality, and staying the course on our expansion strategy.

Financial Results
This year, we turned in a reasonable financial performance. Revenue for the year increased by 1.5% to S$945.7 million on the back of higher business volumes. However, costs also increased by 6% to S$792.5 million due to a higher bonus provision resulting from a linkage to the SIA Group's profitability in FY2006-07.

Profit contribution from our overseas associates was S$52.1 million, a decline of 9.1%. This was mainly caused by exchange translation losses due to a stronger Singapore dollar as well as lower contribution from our Hong Kong associate, which incurred higher depreciation and operating costs from the addition of a new cargo terminal.

Profit before tax, at S$219.8 million, was 10.7% lower than the previous year. Net profit declined 5.5% to S$178.2 million. A favourable change in corporate tax rate (from 20% to 18%), resulting in a tax write-back of S$6.6 million, mitigated the decline in net profit.

Dividends

I am pleased to advise that the Board of Directors has recommended a final ordinary dividend of 6 cents gross per share. Together with the interim ordinary dividend of 4 cents gross per share paid, the total ordinary dividend for FY2006-07 would be 10 cents gross per share. The total ordinary dividend payout ratio is 48.1% of net profit, higher than the 44.4% payout ratio for FY2005-06.

In addition, we are proposing to pay a special dividend of 5 cents gross per share over and above the final ordinary dividend. The recommendation for both the final and the special dividends is subject to shareholder approval at the forthcoming Annual General Meeting on 26 July 2007. The final and special dividends proposed will substantially utilise the remaining Section 44 tax credits of the company.

Consolidating our position at home

At our home base, Singapore Changi Airport, I am pleased to report that we have won important contracts, in particular, the renewal of the Qantas passenger and apron handling contracts in May 2006 for a further 5-year period.

We also continued to strengthen our position within the budget carrier market segment - we were appointed by Jetstar Asia and Valuair to provide ground handling services under a 5-year contract and also commenced handling services for Cebu Pacific from the Budget Terminal in August 2006.

During the year, however, a few of our airline clients ceased operations in Singapore. Despite this, SATS continued to maintain its leadership position with a market share of more than 80% of flights operating at Singapore Changi Airport.

Excellent service delivery continues to be our focus. SATS was named by over 12,500 senior cargo industry professionals in Asia Pacific as the best air cargo terminal operator in Asia for an unprecedented 10th time at the 2006 Asia Freight & Supply Chain Awards that took place in May 2006.

Furthermore, SATS excelled once again at the annual national service excellence awards (EXSA) when we walked away with a total of 874 awards, improving on the 851 awards won the previous year. In January 2007 at the Changi Airport Service Personality Awards, SATS walked away with the lion's share of the awards – clinching 16 Outstanding Service Provider Awards and the important Outstanding Team Award, a testament to our resolute focus on providing superior service with world-class standards.

During the year in review, we took further steps towards improving our overall cost competitiveness. In April 2006, we concluded a profit-sharing bonus agreement with the staff unions to align staff bonuses with the performance of the SATS Group rather than the SIA Group. At the same time, we have been progressing with several initiatives to raise productivity, such as the Lean Management programme which initiated a review process to eliminate laborious work processes and wastage as well as to simplify work flows to provide clients with a better value-added proposition. First implemented in SATS Catering, the programme has been introduced throughout all other operational divisions. Credit must go to the staff and Unions for their support in helping the Company achieve its cost-reduction and productivity goals.

Chairman's Statement

Extending our overseas reach

Our share of profits from overseas investments now constitutes 23.7% of our Group's profit before tax, an increase of 0.4% point over the preceding financial year.

We have stepped up efforts to increase the profit contribution from our overseas ventures. The potential presented by our key regional markets makes for exciting opportunities for SATS.

In the past financial year, we made significant investments into the growing markets of China and India. In May 2006, we announced a tie-up with Beijing Capital International Airport, Tianjin Binhai International Airport and Tianjin Wan Shi Long International Logistics to provide cargo handling and related services. In December 2006, together with our Chinese partner, Capital Airports Holding Company (CAH), we announced the expansion of our inflight catering and ground handling businesses to 8 other Chinese airports via our joint venture companies, Beijing Airport Inflight Kitchen (BAIK) and Beijing Aviation Ground Services (BGS). These additions bring to a total of 13 airports in China (including Macau and Hong Kong) where we have a presence.

We have likewise employed this model of partnership with similar success in India. In May and October 2006, together with our consortium partner Air India, we successfully clinched the 15-year cargo handling and 7-year ground handling concessions at the upcoming Bangalore International Airport. The concessions are just the first of more cooperative efforts by the Air India-SATS consortium. In June 2007, together with Indian Airlines, the consortium secured a 7-year concession for the provision of ground handling services at the new Hyderabad International Airport scheduled to commence operations by April 2008.

SATS operates at 34 AIRPORTS in 10 Asian countries

SATS currently has a network of 16 joint ventures, operating at 34 airports in 10 Asian countries. We are confident that this network will grow significantly within the next few years.

Acknowledgements
I would like to express my appreciation to our Board members. In particular, I would like to acknowledge the distinguished service of Mr Michael Tan Jiak Ngee who is retiring as a member of the Board at the forthcoming Annual General Meeting. Being our longest-serving director, Michael has contributed significantly to SATS' growth over the past 30 years, through his invaluable experience and insight into the aviation industry.

I would also like to express my gratitude to our airline customers, partners and business associates for their continuous support. We look forward to further strengthening our partnerships in the year ahead.

In the following months, President and Chief Executive Officer, Mr Ng Chin Hwee will be leaving SATS to rejoin SIA once a suitable successor is identified. Since early 2004, Chin Hwee has ably guided SATS through some of the most challenging periods in its history. He has been instrumental in sharpening SATS' competencies and building its strengths in an increasingly competitive market in Singapore. Under his leadership, SATS has successfully expanded to key overseas markets and has greatly enhanced its reputation as a valued ground handling and inflight catering service partner in the industry. On behalf of the Board, I would like to extend our thanks to him for his stellar service to SATS and we wish him well in all his future endeavours.

I applaud the Management and staff for their contributions, loyalty, dedication and commitment. I would also like to thank the Unions for their understanding and support.

Last but not least, I would like to express my appreciation to our shareholders for your continuing support and confidence during the year in review.

Thank you.

Edmund Cheng Wai Wing
Chairman

IMPORTANT NOTE

The summary financial report as set out on pages 8 to 22 does not contain sufficient information to allow for a full understanding of the results and state of affairs of the Company or of the Group. For further information, the full annual financial statements, the auditors' report on those financial statements, and the directors' report should be consulted. Shareholders may request a copy of the full annual report at no cost from the Company Secretary. Please use the request form at the end of this summary financial report.

The directors have pleasure in presenting their report together with the audited financial statements of the Group and the balance sheets and statements of changes in equity of the Company for the financial year ended 31 March 2007.

1. DIRECTORS OF THE COMPANY

The names of the directors in office at the date of this report are:

Edmund Cheng Wai Wing	-	Chairman
Chew Choon Seng	-	Deputy Chairman
Khaw Kheng Joo		
Ng Kee Choe		
Ow Chin Hock		
Michael Tan Jiak Ngee		
Yeo Chee Tong	-	(Appointed on 19 May 2006)

2. DIRECTORS' INTERESTS IN ORDINARY SHARES, SHARE OPTIONS AND DEBENTURES

The following directors who held office at the end of the financial year have, according to the register of directors' shareholdings required to be kept under Section 164 of the Companies Act, Cap. 50, an interest in the ordinary shares, share options and debentures of the Company, the Company's immediate holding company and subsidiary companies of the Company's immediate and ultimate holding company, as stated below:

	Direct Interest		Deemed Interest	
Name Of Director	**1.4.2006 / Date Of Appointment**	**31.3.2007**	**1.4.2006 / Date Of Appointment**	**31.3.2007**
INTEREST IN SINGAPORE AIRLINES LIMITED				
Ordinary shares				
Chew Choon Seng	214,000	214,000	-	-
Michael Tan Jiak Ngee	25,600	55,600	-	-
Options to subscribe for ordinary shares				
Chew Choon Seng	1,074,000	1,194,000	-	-
Michael Tan Jiak Ngee	454,000	264,000	-	-
Conditional award of restricted shares				
Chew Choon Seng	-	30,000	-	-
Conditional award of performance shares				
Chew Choon Seng	-	27,000	-	-
INTEREST IN SINGAPORE AIRPORT TERMINAL SERVICES LIMITED				
Ordinary shares				
Chew Choon Seng	10,000	10,000	-	-
Ng Kee Choe	11,000	11,000	-	-
Michael Tan Jiak Ngee	16,000	16,000	-	-

2. DIRECTORS' INTERESTS IN ORDINARY SHARES, SHARE OPTIONS AND DEBENTURES (CONT'D)

	Direct Interest		Deemed Interest	
Name Of Director	1.4.2006 / Date Of Appointment	31.3.2007	1.4.2006 / Date Of Appointment	31.3.2007
INTEREST IN SIA ENGINEERING COMPANY LIMITED				
Ordinary shares				
Chew Choon Seng	20,000	20,000	-	-
Michael Tan Jiak Ngee	41,000	41,000	-	-
INTEREST IN SINGAPORE TELECOMMUNICATIONS LIMITED				
Ordinary shares				
Chew Choon Seng	11,040	10,500	-	-
Khaw Kheng Joo	1,430	1,360	1,620	1,550
Ng Kee Choe	1,620	1,540	1,620	1,540
Ow Chin Hock	12,520	11,900	11,643	11,061
Michael Tan Jiak Ngee	6,260	5,950	-	-
Yeo Chee Tong	5,590	5,315	1,616	1,537
INTEREST IN SNP CORPORATION LIMITED				
Ordinary shares				
Edmund Cheng Wai Wing	-	-	35,000	35,000
Yeo Chee Tong	161,500	361,500	948,053	948,053
Options to subscribe for ordinary shares				
Edmund Cheng Wai Wing	135,000	190,000	-	-
Yeo Chee Tong	1,060,000	860,000	-	-
INTEREST IN SMRT CORPORATION LIMITED				
Ordinary shares				
Chew Choon Seng	50,000	50,000	-	-
INTEREST IN CHARTERED SEMICONDUCTOR MANUFACTURING LIMITED				
Ordinary shares				
Ow Chin Hock	-	-	10,000	10,000
INTEREST IN MAPLETREE LOGISTICS TRUST MANAGEMENT LIMITED				
Unit holdings in Mapletree Logistics Trust				
Edmund Cheng Wai Wing	220,000	220,000	-	-
INTEREST IN VERTEX TECHNOLOGY FUND (II) LIMITED				
Ordinary shares				
Ng Kee Choe	50	-	-	-
Redeemable preference shares				
Ng Kee Choe	50	-	-	-
SP AUSNET				
Stapled Securities				
Ng Kee Choe	150,000	150,000	-	-
Ow Chin Hock	-	-	4,000	4,000
INTEREST IN PT BANK DANAMON INDONESIA TBK				
Ordinary shares				
Ng Kee Choe	-	50,000	-	-

2. DIRECTORS' INTERESTS IN ORDINARY SHARES, SHARE OPTIONS AND DEBENTURES (CONT'D)

	Direct Interest		Deemed Interest	
Name Of Director	1.4.2006 / Date Of Appointment	31.3.2007	1.4.2006 / Date Of Appointment	31.3.2007
INTEREST IN TELECHOICE INTERNATIONAL LIMITED				
Ordinary shares				
Yeo Chee Tong	9,000	9,000	-	-
INTEREST IN SINGAPORE TECHNOLOGIES ENGINEERING LIMITED				
Ordinary shares				
Yeo Chee Tong	-	-	2,568	2,568

There was no change in any of the above-mentioned interests between the end of the financial year and 21 April 2007, except for Mr Michael Tan Jiak Ngee whose interest in ordinary shares of Singapore Airlines Limited as at 21 April 2007 is 25,600.

Neither at the end of the financial year, nor at any time during that financial year, did there subsist any arrangements to which the Company is a party, whereby directors might acquire benefits by means of the acquisition of shares and share options in, or debentures of, the Company or any other body corporate, other than pursuant to the Employee Share Option Plan of its immediate holding company, and the subsidiary companies of the Company's ultimate holding company.

Except as disclosed in this report, no director who held office at the end of the financial year had interests in ordinary shares, share options or debentures of the Company, or of related corporations, either at the beginning of the financial year, or date of appointment if later, or at the end of the financial year.

3. DIRECTORS' CONTRACTUAL BENEFITS

Except as disclosed in the financial statements, since the end of the previous financial year, no director of the Company has received or become entitled to receive a benefit by reason of a contract made by the Company or a related corporation with the director, or with a firm of which the director is a member, or with a company in which the director has a substantial financial interest.

4. OPTIONS ON SHARES IN THE COMPANY

(i) Employee Share Option Plan

The SATS Employee Share Option Plan (the "Plan"), which comprises the Senior Executive Share Option Scheme for senior executives and the Employee Share Option Scheme for all other employees, was adopted in connection with the initial public offering undertaken by the Company in 2000 and a summary of which was set out in the Prospectus issued by the Company dated 4 May 2000. The Plan was modified at an extraordinary general meeting held on 7 July 2001 and was subsequently modified by the Company (as announced on 4 June 2003) and at extraordinary general meetings held on 19 July 2003 and 20 July 2004.

Under the Plan, all options to be issued will have a term no longer than 10 years from the date of grant. The exercise price of the option will be the average of the closing prices of the Company's ordinary shares on the Singapore Exchange Securities Trading Limited ("SGX-ST") for the five market days immediately preceding the date of grant.

Under the Employee Share Option Scheme, options will vest two years after the date of grant. Under the Senior Executive Share Option Scheme, options will vest:

a) one year after the date of grant for 25% of the ordinary shares subject to the options;

b) two years after the date of grant for an additional 25% of the ordinary shares subject to the options;

c) three years after the date of grant for an additional 25% of the ordinary shares subject to the options; and

d) four years after the date of grant for the remaining 25% of the ordinary shares subject to the options.

4. **OPTIONS ON SHARES IN THE COMPANY (CONT'D)**

(i) **Employee Share Option Plan (cont'd)**

At the date of this report, the Committee administering the Plan comprises the following directors:

Edmund Cheng Wai Wing - Chairman
Chew Choon Seng - Member
Yeo Chee Tong - Member

No options have been granted to Directors of the Company, controlling shareholders of the Company or their associates, or parent group employees.

No employee has received 5% or more of the total number of options available under the Plan.

The options granted by the Company do not entitle the holders of the options, by virtue of such holding, to any right to participate in any share issue of any other company.

During the financial year, in consideration of the payment of $1 for each offer accepted, offers of options were granted pursuant to the Plan in respect of 15,189,800 unissued ordinary shares in the Company at an exercise price of $2.10 per share.

At the end of the financial year, options to take up 57,508,655 unissued ordinary shares in the Company were outstanding:

Date Of Grant	Balance At 1.4.2006/ *Date Of Grant	Lapsed	Exercised	Not Accepted	Balance At 31.3.2007	Exercise Price	Exercisable Period
28.3.2000	16,156,400	444,700	5,999,200	-	9,712,500	S$2.20	28.3.2001 - 27.3.2010
3.7.2000	4,512,350	215,200	1,081,600	-	3,215,550	S$1.80	3.7.2001 - 2.7.2010
2.7.2001	1,352,900	62,600	362,000	-	928,300	S$1.24	2.7.2002 - 1.7.2011
1.7.2002	3,077,850	12,650	821,450	-	2,243,750	S$1.60	1.7.2003 - 30.6.2012
1.7.2003	3,057,650	23,600	807,745	-	2,226,305	S$1.47	1.7.2004 - 30.6.2013
1.7.2004	15,994,950	136,450	6,805,200	-	9,053,300	S$2.09	1.7.2005 - 30.6.2014
1.7.2005	15,711,200	300,000	20,350	-	15,390,850	S$2.27	1.7.2006 - 30.6.2015
3.7.2006	15,189,800	139,900	-	311,800	14,738,100	S$2.10	3.7.2007 - 2.7.2016
	75,053,100	1,335,100	15,897,545	311,800	57,508,655		

* Balance at date of grant for the most recent grant

(ii) **Restricted Share Plan ("RSP") and Performance Share Plan ("PSP")**

At the extraordinary general meeting of the Company held on 19 July 2005, the shareholders approved the adoption of two new share plans, namely the RSP and the PSP, in addition to the Employee Share Option Plan.

Depending on the achievement of pre-determined targets over a two-year period for the RSP and a three-year period for the PSP, the final number of restricted shares and performance shares awarded could range between 0% and 120% of the initial grant of the restricted shares and between 0% and 150% of the initial grant of the performance shares.

Based on meeting stated performance conditions over a two-year performance period, 50% of the RSP award will vest. The balance will vest equally over the subsequent two years with fulfilment of service requirements. PSP will vest based on meeting stated performance conditions over a three-year performance period.

At the date of this report, the Remuneration and Human Resource Committee which administers the RSP and PSP comprises the following directors:

Edmund Cheng Wai Wing - Chairman
Chew Choon Seng - Member
Yeo Chee Tong - Member

4. OPTIONS ON SHARES IN THE COMPANY (CONT'D)

(ii) Restricted Share Plan ("RSP") and Performance Share Plan ("PSP") (cont'd)

No shares have been granted to controlling shareholders or their associates, or parent group employees under the RSP and PSP.

No employee has received 5% or more of the total number of shares granted under the Employee Share Option Plan, RSP and PSP.

The details of the shares awarded under the new share plans during the year since commencement of the RSP and PSP are as follows:

RSP

	Number Of Ordinary Shares				
Date Of Grant	Balance At 1.4.2006 / Later Date Of Grant	Granted	Cancelled	Released	Balance At 31.3.2007
2.10.2006	182,030	-	-	-	182,030

PSP

	Number Of Ordinary Shares				
Date Of Grant	Balance At 1.4.2006 / Later Date Of Grant	Granted	Cancelled	Released	Balance At 31.3.2007
2.10.2006	84,360	-	-	-	84,360

5. AUDIT AND RISK MANAGEMENT COMMITTEE

The Audit and Risk Management Committee performed the functions specified in the Companies Act. The functions performed are detailed in the Corporate Governance Report.

6. AUDITORS

The auditors, Ernst & Young, Certified Public Accountants, have expressed their willingness to accept re-appointment.

On behalf of the Board,

EDMUND CHENG WAI WING
Chairman

CHEW CHOON SENG
Deputy Chairman

Dated this 7th day of May 2007

Statement By The Directors

Pursuant To Section 201(15)

We, EDMUND CHENG WAI WING and CHEW CHOON SENG, being two of the directors of SINGAPORE AIRPORT TERMINAL SERVICES LIMITED, do hereby state that in the opinion of the directors:

a) the accompanying consolidated financial statements of the Group and the balance sheet and statement of changes in equity of the Company, together with notes thereto are drawn up so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 March 2007, the changes in equity of the Group and of the Company, the results of the business and the cash flows of the Group for the financial year ended on that date; and

b) at the date of this statement, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they fall due.

On behalf of the Board,

EDMUND CHENG WAI WING
Chairman

CHEW CHOON SENG
Deputy Chairman

Dated this 7th day of May 2007

Independent Auditors' Report

To The Members Of Singapore Airport Terminal Services Limited

We have examined the accompanying summary financial statement set out on pages 15 to 22.

In our opinion, the summary financial statement is consistent, in all material respects, with the financial statements and the directors' report of Singapore Airport Terminal Services Limited and its subsidiary companies for the financial year ended 31 March 2007 from which they were derived, and complies with the requirements of S203A of the Companies (Amendment) Act 1995, and regulations made thereunder.

In our auditor's report dated 7 May 2007, which is reproduced below, we expressed an unqualified opinion on the financial statements of Singapore Airport Terminal Services Limited and its subsidiary companies:

"We have audited the accompanying financial statements of Singapore Airport Terminal Services Limited (the Company) and its subsidiaries (collectively, the Group) set out on pages # to #, which comprise the balance sheets of the Group and the Company as at 31 March 2007, the statements of changes in equity of the Group and the Company, the profit and loss account and cash flow statement of the Group for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The Company's directors are responsible for the preparation and fair presentation of these financial statements in accordance with the provisions of the Singapore Companies Act, Cap. 50 (the Act) and Singapore Financial Reporting Standards. This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITORS' RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Singapore Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion,

(i) the consolidated financial statements of the Group and the balance sheet and statement of changes in equity of the Company are properly drawn up in accordance with the provisions of the Act and Singapore Financial Reporting Standards so as to give a true and fair view of the state of affairs of the Group and of the Company as at 31 March 2007 and the results, changes in equity and cash flows of the Group and the changes in equity of the Company for the year ended on that date; and

(ii) the accounting and other records required by the Act to be kept by the Company and by those subsidiaries incorporated in Singapore of which we are the auditors have been properly kept in accordance with the provisions of the Act.

For a better understanding of the financial position of the Company and the Group and the results of the operations of the Group for the year and of the scope of our audit, the summary financial statement should be read in conjunction with the full financial statements from which the summarised financial statement was derived and our audit report thereon.

ERNST & YOUNG
Certified Public Accountants

SINGAPORE
Dated this 7th day of May 2007

Note:

The page numbers are stated in the Auditors' report dated 7 May 2007 included in the SATS Annual Report for the financial year ended 31 March 2007.

Consolidated Profit And Loss Account

For The Year Ended 31 March 2007 (In $ Thousands)

	GROUP	
	2006-07	**2005-06**
REVENUE	**945,659**	932,027
EXPENDITURE		
Staff costs	**(441,226)**	(408,054)
Cost of raw materials	**(81,715)**	(79,554)
Licensing fees	**(60,384)**	(59,065)
Depreciation and amortisation charges	**(65,697)**	(65,279)
Company accommodation and utilities	**(64,745)**	(58,891)
Other costs	**(78,752)**	(77,144)
	(792,519)	(747,987)
OPERATING PROFIT	**153,140**	184,040
Interest on borrowings	**(6,160)**	(6,286)
Interest income	**18,171**	9,240
Dividend from long-term investment, gross	**951**	628
Share of profits of associated companies	**52,076**	57,308
Gain/(loss) on disposal of fixed assets	**153**	(309)
Amortisation of deferred income	**1,439**	1,408
PROFIT BEFORE TAXATION	**219,770**	246,029
Taxation	**(40,783)**	(56,810)
PROFIT AFTER TAXATION	**178,987**	189,219
PROFIT ATTRIBUTABLE TO:		
EQUITY HOLDERS OF THE COMPANY	**178,218**	188,624
MINORITY INTERESTS	**769**	595
PROFIT FOR THE YEAR	**178,987**	189,219
DIVIDENDS PAID:		
Final dividend of 6 cents (2006: 6 cents) per ordinary share less 20% (2006: 20%) tax in respect of previous financial year	**50,314**	49,742
Interim dividend of 4 cents (2006: 4 cents) per ordinary share less 20% (2006: 20%) tax in respect of current financial year	**33,560**	33,381
	83,874	83,123
Basic earnings per share (cents)	**17.0**	18.2
Diluted earnings per share (cents)	**16.9**	18.1

Balance Sheets

At 31 March 2007 (In $ Thousands)

	GROUP		COMPANY	
	31.3.2007	31.3.2006	31.3.2007	31.3.2006
SHARE CAPITAL	**215,536**	179,812	**215,536**	179,812
RESERVES				
Revenue reserve	**1,111,298**	1,018,136	**895,801**	760,555
Foreign currency translation reserve	**(31,159)**	(9,572)	**-**	-
Share-based compensation reserve	**12,977**	10,025	**12,977**	10,025
Fair value reserve	**(85)**	(76)	**(85)**	(76)
Statutory reserve	**5,582**	4,117	**-**	-
	1,098,613	1,022,630	**908,693**	770,504
EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY	**1,314,149**	1,202,442	**1,124,229**	950,316
MINORITY INTERESTS	**3,916**	3,327	**-**	-
TOTAL EQUITY	**1,318,065**	1,205,769	**1,124,229**	950,316
DEFERRED TAXATION	**53,489**	65,639	**32,711**	36,880
NOTES PAYABLE	**200,000**	200,000	**200,000**	200,000
TERM LOANS	**2,539**	3,940	**-**	-
DEFERRED INCOME	**24,602**	26,254	**24,602**	26,209
	1,598,695	1,501,602	**1,381,542**	1,213,405
Represented by:				
FIXED ASSETS				
Leasehold land and buildings	**497,418**	522,938	**480,808**	506,580
Progress payments	**5,315**	3,304	**575**	360
Others	**119,028**	142,954	**718**	1,120
	621,761	669,196	**482,101**	508,060
SUBSIDIARY COMPANIES	**-**	-	**43,275**	43,275
LONG-TERM INVESTMENT	**7,886**	7,886	**7,886**	7,886
ASSOCIATED COMPANIES	**340,697**	339,615	**270,649**	270,649
LOAN TO AN ASSOCIATED COMPANY	**1,988**	2,589	**1,988**	2,589
INTANGIBLE ASSETS	**9,876**	14,485	**470**	190
CURRENT ASSETS				
Trade debtors	**51,238**	46,352	**4,886**	1,321
Other debtors	**7,713**	6,111	**6,320**	4,199
Prepayments	**2,765**	2,911	**1,424**	1,143
Related companies	**398,449**	352,619	**331,778**	283,866
Associated companies	**703**	371	**703**	371
Loan to an associated company	**612**	647	**612**	647
Stocks	**12,174**	13,240	**224**	226
Loan to third party	**-**	42,355	**-**	42,355
Short-term non-equity investments	**73,500**	48,932	**73,500**	48,932
Fixed deposits	**255,755**	151,490	**255,005**	150,240
Cash and bank balances	**19,058**	19,110	**14,698**	9,721
	821,967	684,138	**689,150**	543,021
Less:				
CURRENT LIABILITIES				
Loan from immediate holding company	**-**	42,355	**-**	42,355
Term loans	**280**	778	**-**	-
Trade creditors	**150,162**	107,044	**24,113**	17,939
Other creditors	**5,890**	5,954	**2,074**	1,681
Related companies	**-**	-	**73,217**	86,168
Provision for taxation	**49,148**	59,782	**14,573**	14,122
Bank overdraft - secured	**-**	394	**-**	-
	205,480	216,307	**113,977**	162,265
NET CURRENT ASSETS	**616,487**	467,831	**575,173**	380,756
	1,598,695	1,501,602	**1,381,542**	1,213,405

For The Year Ended 31 March 2007 (In $ Thousands)

	Attributable To Equity Holders Of The Company								
	Share Capital	Revenue Reserve	Share-Based Compen-sation Reserve	Fair Value Reserve	Statutory Reserve*	Foreign Currency Translation Reserve	Total	Minority Interests	Total Equity
GROUP									
Balance at 31 March 2006	179,812	1,018,136	10,025	(76)	4,117	(9,572)	1,202,442	3,327	1,205,769
Transfer to statutory reserve	-	(1,465)	-	-	1,465	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	(21,587)	(21,587)	-	(21,587)
Net fair value changes on available-for-sale assets	-	-	-	(9)	-	-	(9)	-	(9)
Net income/(expense) not recognised in the profit and loss account	-	(1,465)	-	(9)	1,465	(21,587)	(21,596)	-	(21,596)
Profit for the year	-	178,218	-	-	-	-	178,218	769	178,987
Net income and expenses recognised for the year	-	176,753	-	(9)	1,465	(21,587)	156,622	769	157,391
Share-based payment	-	-	6,593	-	-	-	6,593	-	6,593
Share options exercised and lapsed	35,724	283	(3,641)	-	-	-	32,366	-	32,366
Dividends, net	-	(83,874)	-	-	-	-	(83,874)	(180)	(84,054)
Balance at 31 March 2007	215,536	1,111,298	12,977	(85)	5,582	(31,159)	1,314,149	3,916	1,318,065

* Certain countries in which some of the Group's associated companies are incorporated legally require statutory reserves to be set aside. The laws of the countries restrict the distribution and use of these statutory reserves.

For The Year Ended 31 March 2007 (In $ Thousands)

	Attributable To Equity Holders Of The Company									
	Share Capital	Share Premium	Revenue Reserve	Share-Based Compen-sation Reserve	Fair Value Reserve	Statutory Reserve*	Foreign Currency Translation Reserve	Total	Minority Interests	Total Equity
GROUP										
Balance at 31 March 2005	102,784	44,295	914,026	7,523	-	2,726	(5,897)	1,065,457	2,852	1,068,309
Transfer to share capital	44,295	(44,295)	-	-	-	-	-	-	-	-
	147,079	-	914,026	7,523	-	2,726	(5,897)	1,065,457	2,852	1,068,309
Transfer to statutory reserve	-	-	(1,391)	-	-	1,391	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	(3,675)	(3,675)	-	(3,675)
Net fair value changes on available-for-sale assets	-	-	-	-	(76)	-	-	(76)	-	(76)
Net income/(expense) not recognised in the profit and loss account	-	-	(1,391)	-	(76)	1,391	(3,675)	(3,751)	-	(3,751)
Profit for the year	-	-	188,624	-	-	-	-	188,624	595	189,219
Net income and expenses recognised for the year	-	-	187,233	-	(76)	1,391	(3,675)	184,873	595	185,468
Share-based payment	-	-	-	6,909	-	-	-	6,909	-	6,909
Share options exercised and lapsed	32,733	-	-	(4,407)	-	-	-	28,326	-	28,326
Dividends, net	-	-	(83,123)	-	-	-	-	(83,123)	(120)	(83,243)
Balance at 31 March 2006	179,812	-	1,018,136	10,025	(76)	4,117	(9,572)	1,202,442	3,327	1,205,769

* Certain countries in which some of the Group's associated companies are incorporated legally require statutory reserves to be set aside. The laws of the countries restrict the distribution and use of these statutory reserves.

For The Year Ended 31 March 2007 (In $ Thousands)

	Share Capital	Revenue Reserve	Share-Based Compensation Reserve	Fair Value Reserve	Total Equity
COMPANY					
Balance at 31 March 2006	179,812	760,555	10,025	(76)	950,316
Net fair value changes on available-for-sale assets	-	-	-	(9)	(9)
Profit for the year	-	218,837	-	-	218,837
Net income and expenses recognised for the year	-	218,837	-	(9)	218,828
Share-based payment	-	-	6,593	-	6,593
Share options exercised and lapsed	35,724	283	(3,641)	-	32,366
Dividends, net	-	(83,874)	-	-	(83,874)
Balance at 31 March 2007	215,536	895,801	12,977	(85)	1,124,229

	Share Capital	Share Premium	Revenue Reserve	Share-Based Compensation Reserve	Fair Value Reserve	Total Equity
COMPANY						
Balance at 31 March 2005	102,784	44,295	589,652	7,523	-	744,254
Transfer to share capital	44,295	(44,295)	-	-	-	-
	147,079	-	589,652	7,523	-	744,254
Net fair value changes on available-for-sale assets	-	-	-	-	(76)	(76)
Profit for the year	-	-	254,026	-	-	254,026
Net income and expenses recognised for the year	-	-	254,026	-	(76)	253,950
Share-based payment	-	-	-	6,909	-	6,909
Share options exercised and lapsed	32,733	-	-	(4,407)	-	28,326
Dividends, net	-	-	(83,123)	-	-	(83,123)
Balance at 31 March 2006	179,812	-	760,555	10,025	(76)	950,316

Consolidated Cash Flow Statement

For The Year Ended 31 March 2007 (In $ Thousands)

	2006-07	2005-06
CASH FLOWS FROM OPERATING ACTIVITIES		
Profit before taxation	**219,770**	246,029
Adjustments for:		
Interest income	**(18,171)**	(9,240)
Interest on borrowings	**6,160**	6,286
Dividend from long-term investment	**(951)**	(628)
Depreciation and amortisation charges	**65,697**	65,279
Effects of exchange rate changes	**201**	76
(Gain)/loss on disposal of fixed assets	**(153)**	309
Share of profits of associated companies	**(52,076)**	(57,308)
Share-based payment expense	**6,593**	6,909
Amortisation of deferred income	**(1,439)**	(1,408)
Operating profit before working capital changes	**225,631**	256,304
(Increase)/decrease in debtors	**(6,745)**	17,870
Decrease/(increase) in prepayments	**146**	(25)
Decrease/(increase) in stocks	**1,066**	(2,302)
Increase in amounts owing by related companies	**(4,733)**	(5,178)
Increase/(decrease) in creditors	**42,173**	(7,488)
(Increase)/decrease in amounts due from associated companies	**(332)**	701
Cash generated from operations	**257,206**	259,882
Interest paid to third parties	**(6,160)**	(6,286)
Tax paid	**(48,750)**	(46,568)
Net cash provided by operating activities	**202,296**	207,028
CASH FLOWS FROM INVESTING ACTIVITIES		
Capital expenditure	**(12,815)**	(12,036)
Loan to associated companies	**-**	(3,236)
Return of capital from associated companies	**-**	3,325
Investment in associated companies	**-**	(1,550)
Repayment of loan from associated companies	**636**	-
Dividends from associated companies	**14,591**	20,831
Dividend from long-term investment	**951**	628
Proceeds from disposal of fixed assets	**196**	303
Interest received from deposits	**18,715**	8,869
Purchase of short-term non-equity investments	**(24,577)**	(11,258)
Net cash (used in)/provided by investing activities	**(2,303)**	5,876
CASH FLOWS FROM FINANCING ACTIVITIES		
Bank charges on sale and leaseback arrangement	**(213)**	(424)
Repayment of term loan	**(1,899)**	(445)
Proceeds from exercise of share options	**32,366**	28,326
Dividends paid	**(83,874)**	(83,123)
Dividends paid by subsidiary to minority interest	**(180)**	(120)
Net cash used in financing activities	**(53,800)**	(55,786)
Net increase in cash and cash equivalents	**146,193**	157,118
Effect of exchange rate changes	**(201)**	(76)
Cash and cash equivalents at beginning of financial year	**431,461**	274,419
Cash and cash equivalents at end of financial year	**577,453**	431,461

1. GENERAL

Singapore Airport Terminal Services Limited (the "Company") is a limited liability company incorporated in the Republic of Singapore. The Company is a subsidiary of Singapore Airlines Limited and its ultimate holding company is Temasek Holdings (Private) Limited, both incorporated in the Republic of Singapore. Related companies in these financial statements refer to members of the group of companies owned or controlled by Singapore Airlines Limited.

The registered office of the Company is at 20 Airport Boulevard, Singapore 819659.

The Company is principally an investment holding company. Its other activities include rental of premises.

The principal activities of the Group are to provide the following services at Singapore Changi Airport to its airline customers:

- Ground handling services including airfreight handling services, passenger services, baggage handling services and apron services;
- Inflight catering services including aircraft interior cleaning and cabin handling services;
- Aviation security services;
- Airline laundry services; and
- Airport cargo delivery management services.

The Group is also engaged in the activity of manufacturing of chilled and frozen meat, seafood products, soups, sauces, convenient meals, processed fruits and vegetables. There have been no significant changes in the nature of the activities during the financial year.

The consolidated financial statements for the financial year ended 31 March 2007 were authorised for issue in accordance with a resolution of the Directors on 7 May 2007.

2. SIGNIFICANT RELATED PARTY TRANSACTIONS (IN $ THOUSANDS)

For the purposes of these financial statements, parties are considered to be related to the Group if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

In addition to the related party information disclosed elsewhere in the financial statements, the following significant related party transactions which were carried out in the normal course of business on terms that prevail on arm's length basis during the financial year:

	GROUP		COMPANY	
	2006-07	**2005-06**	**2006-07**	**2005-06**
Services rendered by:				
Immediate holding company	**22,629**	21,490	**2,817**	2,187
Subsidiary companies	**-**	-	**167**	156
Related companies	**80**	80	**-**	-
	22,709	21,570	**2,984**	2,343
Sales to:				
Immediate holding company	**438,132**	402,499	**733**	878
Subsidiary companies	**-**	-	**66,969**	67,435
Related companies	**163,321**	157,923	**2,026**	2,036
Associated companies	**2,209**	1,565	**2,209**	1,565
	603,662	561,987	**71,937**	71,914

2. SIGNIFICANT RELATED PARTY TRANSACTIONS (CONT'D) (IN $ THOUSANDS)

Directors' and key executives' remuneration of the Company:

	COMPANY 2006-07	COMPANY 2005-06
Key executives (excluding executive directors)		
Salary, bonuses and other costs	**2,951**	1,982
CPF and other defined contributions	**53**	36
Share-based compensation expense	**346**	300
	3,350	2,318
Directors		
Directors' fees	**650***	512

* Proposed

Share options granted to and exercised by key executives of the Company are as follows:

Name Of Participant	Options Granted During Financial Year	Exercise Price For Options Granted During Financial Year	Aggregate Options Granted Since Commencement Of Scheme To End Of Financial Year	Aggregate Options Exercised Since Commencement Of Scheme To End Of Financial Year	Aggregate Options Outstanding At End Of Financial Year
Ng Chin Hwee	195,000	$2.10	921,000	-	921,000
Karmjit Singh	37,800	$2.10	1,265,800	(571,500)	694,300
Leong Kok Hong	21,000	$2.10	592,500	(144,750)	447,750
Tan Chuan Lye	30,000	$2.10	624,500	(191,000)	433,500
Andrew Lim Cheng Yueh	27,500	$2.10	258,200	(28,550)	229,650
Yacoob Piperdi	41,250	$2.10	377,950	(48,600)	329,350

Shares awarded under the new share plans during the year since the commencement of the Restricted Share Plan and Performance Share Plan are as follows:

Name Of Participant	Shares Granted During Financial Year	Aggregate Shares Granted Since Commencement Of Plan To End Of Financial Year	Aggregate Shares Vested Since Commencement Of Plan To End Of Financial Year	Aggregate Shares Not Released At End Of Financial Year
Ng Chin Hwee	100,710	100,710	-	100,710
Karmjit Singh	23,850	23,850	-	23,850
Leong Kok Hong	13,250	13,250	-	13,250
Tan Chuan Lye	17,500	17,500	-	17,500
Andrew Lim Cheng Yueh	7,000	7,000	-	7,000
Yacoob Piperdi	10,500	10,500	-	10,500

1. INTERESTED PERSON TRANSACTIONS (IN $ THOUSANDS)

The interested person transactions entered into during the financial year ended 31 March 2007 and the immediately preceding financial year 2005-06 are listed below:

	Aggregate Value Of All Interested Person Transactions Entered Into During The Financial Years Below Under The Shareholders' Mandate Pursuant To Rule 920 Of The SGX-ST Listing Manual (Excluding Transactions Of Value Less Than S$100,000)	
	2006-07	2005-06
Name of Interested Person		
SilkAir Pte Ltd	**57,520**	5,483
Jetstar Asia Pte Ltd & ValuAir Ltd	**11,150#**	-
Singapore Airlines Cargo Pte Ltd	**10,800**	-
Tiger Airways Pte Ltd	**5,028**	-
Great Wall Airlines Co Ltd	**3,350**	-
Singapore Airlines Limited	**812**	27,821
Singapore Computer Systems Ltd	**510**	-
Senoko Energy Supply Pte Ltd	**432**	-
SembCorp Environmental Management Pte Ltd	-	1,463
Asia Airfreight Terminal Co Ltd	-	1,980
SembCorp Power Pte Ltd	-	4,596
SIA Engineering Company Limited	-	1,228
Singapore Food Industries Ltd	-	170
Total	**89,602**	42,741

Includes amounts invoiced and paid in financial years 2004-05 and 2005-06.

There were no non-mandated interested person transactions (excluding transactions of value less than S$100,000) entered into during the financial years 2006-07 and 2005-06.

Note: All the above interested person transactions were done on normal commercial terms.

2. MATERIAL CONTRACTS

There are no material contracts between SATS and its subsidiaries involving the interests of President & Chief Executive Officer SATS, each SATS Director or controlling shareholder (as defined in the SGX-ST Listing Manual), either still subsisting at the end of the financial year 2006-07, or if not then subsisting, entered into since the end of the previous financial year 2005-06, other than:

(a) the 2 corporate services agreements both dated 24 March 2000 between SATS and Singapore Airlines Limited ("SIA");

(b) the 2 corporate services agreements both dated 17 February 2000 between SATS and SIA Engineering Company Limited ("SIAEC");

(c) the apportionment of services agreement dated 24 March 2000 between SATS, SIA and SIAEC;

(d) the ground handling and catering agreements between SATS and SIA and SATS and SilkAir Pte Ltd (a subsidiary of SIA) respectively;

(e) the ground handling agreement between SATS and Singapore Airlines Cargo Pte Ltd (a subsidiary of SIA);

(f) the agreement for the laundering of airline linen dated 1 October 1999 between Aero Laundry and Linen Services Private Limited (a subsidiary of SATS) and SIA; and

(g) where applicable, as disclosed in Note 26 (Loan to Third Party), Note 31 (Related Party Transactions) of the Notes to the Financial Statements, and Interested Person Transactions listed above, or disclosed in the equivalent sections in previous SATS Annual Reports.

Number of shares in issue	:	1,067,410,020
Class of shares	:	Ordinary
Voting rights	:	1 vote for 1 share

ANALYSIS OF SHAREHOLDINGS

Range Of Shareholdings	No. Of Shareholders	%	Amount Of Shareholdings	%
1 - 999	220	1.42	86,725	0.01
1,000 - 10,000	14,622	94.10	27,863,612	2.61
10,001 - 1,000,000	686	4.42	25,092,803	2.35
1,000,001 and above	10	0.06	1,014,366,880	95.03
Total	15,538	100.00	1,067,410,020	100.00

MAJOR SHAREHOLDERS

No.	Name	No. Of Shares Held	%
1	Singapore Airlines Limited	870,000,000	81.51
2	DBS Nominees Pte Ltd	38,377,911	3.60
3	HSBC (Singapore) Nominees Pte Ltd	28,734,000	2.69
4	Citibank Nominees Singapore Pte Ltd	27,944,850	2.62
5	Raffles Nominees Pte Ltd	22,112,500	2.07
6	DBSN Services Pte Ltd	9,631,000	0.90
7	Morgan Stanley Asia (S'pore)	8,344,950	0.78
8	United Overseas Bank Nominees Pte Ltd	4,575,200	0.43
9	DB Nominees (S) Pte Ltd	3,320,000	0.31
10	Phillip Securities Pte Ltd	1,326,469	0.12
11	OCBC Nominees Singapore Pte Ltd	983,500	0.09
12	Merrill Lynch (S'pore) Pte Ltd	840,775	0.08
13	ING Nominees (S'pore) Pte Ltd	822,000	0.08
14	Realty & Investment Holdings Pte Ltd	600,000	0.06
15	Kim Eng Securities Pte Ltd	532,000	0.05
16	Koh Beng Ling	455,000	0.04
17	CIMB-GK Securities Pte Ltd	428,003	0.04
18	Wong Ket Seong @ Wong Ket Yin	400,000	0.04
19	OCBC Securities Private Ltd	331,000	0.03
20	BNP Paribas Nominees Singapore Pte Ltd	326,000	0.03
		1,020,085,158	95.57

SUBSTANTIAL SHAREHOLDERS

As at 15 May 2007, the substantial shareholders of the Company and their direct and deemed interests, as shown in the Company's Register of Substantial Shareholders, were as follows:

Name Of Substantial Shareholder	No. Of Shares In Which The Substantial Shareholder Has A Direct Interest (Representing Percentage Of Total Shareholding**)	No. Of Shares In Which The Substantial Shareholder Has A Deemed Interest (Representing Percentage Of Total Shareholding**)	Total No. Of Shares In Which The Substantial Shareholder Is Interested (Representing Percentage Of Total Shareholding**)
Temasek Holdings (Private) Limited	-	*870,040,000 (approximately **81.51%)	870,040,000 (approximately **81.51%)
Singapore Airlines Limited	870,000,000 (approximately **81.51%)	-	870,000,000 (approximately **81.51%)

* Derived mainly through the direct interest of Singapore Airlines Limited.

** The shareholding percentages have been calculated based on a total issued share capital of 1,067,410,020 shares as at 15 May 2007.

SHAREHOLDING HELD BY THE PUBLIC

Based on information available to the Company as at 15 May 2007, approximately 18.46% of the issued shares of the Company is held by the public (as defined in the SGX-ST Listing Manual). The Company hence confirms that Rule 723 of the SGX-ST Listing Manual has been complied with.

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No. 197201770G

NOTICE IS HEREBY GIVEN that the 34th Annual General Meeting of the Company will be held at Mandarin Court, 4th Floor, Meritus Mandarin Singapore, 333 Orchard Road, Singapore 238867, on Thursday 26 July 2007 at 10 a.m. to transact the following business:

ORDINARY BUSINESS

1. To receive and adopt the Directors' Report and Audited Accounts for the year ended 31 March 2007 and the Auditors' Report thereon.

2. To declare a final dividend of 6 cents per share less income tax of 18% and a special dividend of 5 cents per share less income tax of 18%, for the year ended 31 March 2007. (FY2005-06: final dividend of 6 cents per share less income tax of 20%)

3. To re-elect Dr Ow Chin Hock, who will retire by rotation in accordance with Article 83 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as Director.

4. To re-elect Mr Ng Kee Choe, who will retire by rotation in accordance with Article 83 of the Company's Articles of Association and who, being eligible, will offer himself for re-election as Director.

5. To appoint Mr Tay Ah Kee Keith as Director pursuant to Article 89 of the Company's Articles of Association.

6. To re-appoint Messrs Ernst & Young as Auditors of the Company to hold office until the next Annual General Meeting and to authorize the Directors to fix their remuneration.

7. To approve payment of Directors' fees of $650,152.00 for the year ended 31 March 2007. (FY2005-06: $511,521.00)

SPECIAL BUSINESS

ORDINARY RESOLUTIONS

To consider and, if thought fit, to pass, with or without modifications, the following resolutions as Ordinary Resolutions:

8. That authority be and is hereby given to the Directors of the Company to:

(a) (i) issue shares in the capital of the Company ("**shares**") whether by way of rights, bonus or otherwise; and/or

(ii) make or grant offers, agreements or options (collectively, "**Instruments**") that might or would require shares to be issued, including but not limited to the creation and issue of (as well as adjustments to) warrants, debentures or other instruments convertible into shares,

at any time and upon such terms and conditions and for such purposes and to such persons as the Directors may in their absolute discretion deem fit; and

(b) (notwithstanding the authority conferred by this Resolution may have ceased to be in force) issue shares in pursuance of any Instrument made or granted by the Directors while this Resolution was in force,

provided that:

(1) the aggregate number of shares to be issued pursuant to this Resolution (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 50 per cent. of the issued shares in the capital of the Company (as calculated in accordance with sub-paragraph (2) below), of which the aggregate number of shares to be issued other than on a *pro rata* basis to shareholders of the Company (including shares to be issued in pursuance of Instruments made or granted pursuant to this Resolution) does not exceed 10 per cent. of the issued shares in the capital of the Company (as calculated in accordance with sub-paragraph (2) below);

(2) (subject to such manner of calculation as may be prescribed by the Singapore Exchange Securities Trading Limited ("**SGX-ST**")) for the purpose of determining the aggregate number of shares that may be issued under sub-paragraph (1) above, the percentage of issued shares shall be based on the number of issued shares in the capital of the Company at the time this Resolution is passed, after adjusting for:

(i) new shares arising from the conversion or exercise of any convertible securities or employee share options or vesting of share awards which are outstanding or subsisting at the time this Resolution is passed; and

(ii) any subsequent consolidation or subdivision of shares;

(3) in exercising the authority conferred by this Resolution, the Company shall comply with the provisions of the Listing Manual of the SGX-ST for the time being in force (unless such compliance has been waived by the SGX-ST) and the Articles of Association for the time being of the Company; and

(4) (unless revoked or varied by the Company in general meeting) the authority conferred by this Resolution shall continue in force until the conclusion of the next Annual General Meeting of the Company or the date by which the next Annual General Meeting of the Company is required by law to be held, whichever is the earlier.

9. That the Directors be and are hereby authorised to:

(a) offer and grant options in accordance with the provisions of the SATS Employee Share Option Plan ("**Share Option Plan**") and/or to grant awards in accordance with the provisions of the SATS Performance Share Plan ("**Performance Share Plan**") and/or the SATS Restricted Share Plan ("**Restricted Share Plan**") (the Share Option Plan, the Performance Share Plan and the Restricted Share Plan, together the "**Share Plans**"); and

(b) allot and issue from time to time such number of ordinary shares in the capital of the Company as may be required to be issued pursuant to the exercise of options under the Share Option Plan and/or such number of fully paid shares as may be required to be issued pursuant to the vesting of awards under the Performance Share Plan and/or the Restricted Share Plan,

provided always that the aggregate number of ordinary shares to be issued pursuant to the Share Plans shall not exceed 15 per cent. of the total number of issued ordinary shares in the capital of the Company from time to time.

10. To transact any other business which may arise and can be transacted at an annual general meeting.

CLOSURE OF BOOKS

NOTICE IS HEREBY GIVEN that, subject to the approval of shareholders to the final and special dividends being obtained at the 34th Annual General Meeting of the Company to be held on 26 July 2007, the Transfer Books and Register of Members of the Company will be closed on 2 August 2007 for the preparation of dividend warrants.

Duly completed and stamped transfers together with all relevant documents of or evidencing title received by the Company's Share Registrars, M & C Services Private Limited, at 138 Robinson Road #17-00, The Corporate Office, Singapore 068906, up to 5.00 p.m. on 1 August 2007 will be registered to determine shareholders' entitlements to the proposed final and special dividends. Subject as aforesaid, persons whose securities accounts with The Central Depository (Pte) Limited are credited with ordinary shares in the capital of the Company as at 5.00 p.m. on 1 August 2007 will be entitled to the proposed final and special dividends.

The final and special dividends, if approved by shareholders, will be paid on 13 August 2007.

BY ORDER OF THE BOARD

SHIREENA JOHAN WOON
Company Secretary

Dated this 14th day of June 2007
Singapore

EXPLANATORY NOTES

1. In relation to Ordinary Resolution Nos. 3 and 4, Dr Ow Chin Hock and Mr Ng Kee Choe will be retiring from office at the Annual General Meeting pursuant to Article 83 of the Company's Articles of Association, and will be standing for re-election at the Annual General Meeting. Please refer to the sections on "Board of Directors" and "Corporate Governance Report" in the SATS Annual Report for FY2006-07 for more information relating to Dr Ow and Mr Ng. Dr Ow will upon re-election, continue to serve as Chairman of the Nominating Committee, and as a member of the Audit and Risk Management Committee. Mr Ng will upon re-election, continue to serve as Chairman of the Audit and Risk Management Committee, and as a member of the Board Executive Committee. Both Dr Ow and Mr Ng are considered by the Nominating Committee to be independent Directors.

2. In relation to Ordinary Resolution No. 5, please refer to the section on "Proposed New Director" in the SATS Annual Report for FY2006-07 for more information relating to Mr Tay. The Nominating Committee considers Mr Tay to be an independent Director.

3. Ordinary Resolution No. 8, if passed, will empower Directors to issue shares, make or grant instruments convertible into shares and to issue shares pursuant to such instruments, from the date of the above Meeting until the date of the next Annual General Meeting. The number of shares which the Directors may issue under this Resolution will not exceed 50 per cent. of the issued shares in the capital of the Company with a sub-limit of 10 per cent. for issues other than on a *pro rata* basis. The 10 per cent. sub-limit for non-*pro rata* issues is lower than the 20 per cent. sub-limit allowed under the Listing Manual of the SGX-ST and the Articles of Association of the Company. For the purpose of determining the aggregate number of shares which may be issued, the percentage of shares shall be based on the number of issued shares in the capital of the Company at the time this Ordinary Resolution is passed, after adjusting for (a) new shares arising from the conversion or exercise of any convertible instruments or share options or vesting of share awards which are outstanding at the time this Ordinary Resolution is passed and (b) any subsequent consolidation or subdivision of shares.

4. Ordinary Resolution No. 9 if passed, will empower the Directors to offer and grant options and/or awards and to allot and issue ordinary shares in the capital of the Company pursuant to the SATS Employee Share Option Plan, the SATS Performance Share Plan and the SATS Restricted Share Plan, all of which were adopted at extraordinary general meetings of the Company and which have been amended from time to time.

NOTES

1. A member of the Company entitled to attend and vote at the Meeting is entitled to appoint not more than 2 proxies to attend and vote in his stead. A proxy need not be a member of the Company.

2. The instrument appointing a proxy must be deposited at the office of the Company's Share Registrar, M & C Services Private Limited, 138 Robinson Road #17-00, The Corporate Office, Singapore 068906 not less than 48 hours before the time appointed for the Meeting.

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
(Incorporated in the Republic of Singapore)
Company Registration No. 197201770G

Proxy Form

IMPORTANT
1. For investors who have used their CPF monies to buy the Company's shares, this Circular is forwarded to them at the request of their CPF approved nominees and is sent solely FOR THEIR INFORMATION ONLY.
2. This Proxy Form is not valid for use by CPF investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

*I/We ______________________________ (NRIC/Passport No.: ______________) of

____

being a *member/members of Singapore Airport Terminal Services Limited (the "**Company**") hereby appoint

Name	Address	NRIC/Passport Number	Proportion Of Shareholdings (No. Of Shares)

and/or (delete as appropriate)

or failing *him/her, the Chairman of the Annual General Meeting ("**AGM**") of the Company as *my/our *proxy/proxies to attend and to vote for *me/us and on *my/our behalf and, if necessary, to demand a poll, at the AGM of the Company, to be held on 26 July 2007 and at any adjournment thereof.

*I/We direct *my/our *proxy/proxies to vote for or against the Ordinary Resolutions to be proposed at the AGM as indicated hereunder. If no specific direction as to voting is given, the *proxy/proxies will vote or abstain from voting at *his/their discretion, as *he/they will on any other matter arising at the AGM and at any adjournment thereof. If no person is named in the above boxes, the Chairman of the AGM shall be *my/our *proxy to vote, for or against the Resolutions to be proposed at the AGM as indicated hereunder, for *me/us and on *my/our behalf and, if necessary, to demand a poll, at the AGM and at any adjournment thereof.

No.	Resolution	**For	**Against
Ordinary Business			
1	Adoption of the Directors' Report, Audited Accounts and the Auditors' Report		
2	Declaration of final and special dividends		
3	Re-election of Dr Ow Chin Hock as Director		
4	Re-election of Mr Ng Kee Choe as Director		
5	Appointment of Mr Tay Ah Kee Keith as Director		
6	Re-appointment and remuneration of Auditors		
7	Approval of Directors' fees		
Special Business			
8	Authority for Directors to issue additional shares and convertible instruments pursuant to Section 161 of the Companies Act, Cap 50		
9	Authority for Directors to offer and grant options and issue shares in accordance with the provisions of the SATS Employee Share Option Plan, SATS Performance Share Plan and SATS Restricted Share Plan		

* Delete accordingly
** Indicate your vote "For" or "Against" with a "√" within the box provided

Dated this __________ day of ____________ 2007.

Total Number Of Shares Held	

____
Signature(s) of Member(s) or Common Seal

Important: Please read notes on the reverse side

Notes:

1. A member of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote in his stead. Such proxy need not be a member of the Company.
2. Where a member appoints two proxies, he must specify the proportion of his shareholding to be represented by each proxy, failing which the appointments will be deemed to have been made in the alternative.
3. The instrument appointing a proxy or representative must be signed by the appointor or his duly authorised attorney or if the appointor is a corporation, it must be executed either under its common seal or signed by its attorney or officer duly authorised.
4. A corporation which is a member may also appoint by resolution of its directors or other governing body an authorised representative or representatives in accordance with its Articles of Association and Section 179 of the Companies Act, Chapter 50 of Singapore, to attend and vote on its behalf.
5. The instrument appointing a proxy or proxies (together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof) must be deposited at the office of the Company's Share Registrar, M & C Services Private Limited, 138 Robinson Road #17-00, The Corporate Office, Singapore 068906 at least 48 hours before the time appointed for the AGM.
6. On a show of hands, the Chairman of the AGM, who may be appointed as proxy by one or more members and who may also be a member in his own name, may vote as he deems fit, subject to applicable law.
7. A member should insert the total number of Shares held. If the member has Shares entered against his name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), he should insert that number of Shares. If the member has Shares registered in his name in the Register of Members, he should insert that number of Shares. If the member has Shares entered against his name in the Depository Register as well as Shares registered in his name in the Register of Members, he should insert the aggregate number of Shares. If no number is inserted, this form of proxy will be deemed to relate to all the Shares held by the member.
8. The Company shall be entitled to reject this instrument of proxy if it is incomplete, or illegible, or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in this instrument of proxy. In addition, in the case of a member whose Shares are entered in the Depository Register, the Company shall be entitled to reject this instrument of proxy which has been lodged if such member is not shown to have Shares entered against his name in the Depository Register at least 48 hours before the time appointed for holding the AGM as certified by The Central Depository (Pte) Limited to the Company.

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138 Robinson Road #17-00
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Singapore 068906

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Request Form

14 June 2007

Dear Shareholder

This is a copy of the Summary Financial Report ("SFR") of Singapore Airport Terminal Services Limited ("SATS") for financial year 2006-2007. The SFR contains a review of the SATS Group for the year ended 31 March 2007. It also contains a summary of the audited financial statements of SATS and the SATS Group for that financial year. We will continue to send you a copy of the SFR for subsequent financial years, for as long as you are a SATS shareholder, unless you indicate or had previously indicated otherwise.

The Directors' Report and the full financial statements of SATS and the SATS Group for financial year 2006-2007 are set out in a separate report called the Annual Report. This report is available to all registered SATS shareholders at no cost upon request.

If you wish to receive a copy of the Annual Report for the financial year 2006-2007 and for subsequent financial years for as long as you are a shareholder, please complete the request form below by ticking the appropriate box, and return it to us at the address specified overleaf, by no later than 21 June 2007. **If we do not receive your request form by such date, it will indicate that you do not wish to receive the Annual Report for the financial year 2006-2007 and for future financial years.**

Nonetheless, please note that you may change your wishes in respect of our SFR and Annual Report for future financial years. If you had previously indicated your wishes to us in connection with your receipt of the SFR and/or Annual Report for this and future financial years, you may change your wishes by ticking the appropriate box in the request form below and returning it to us at the address specified overleaf, by no later than 21 June 2007. If we do not receive your request form, we will take it that there have been no changes to your wishes. Your later request will supersede the earlier requests received by us.

Please note that you will also be able to access the Annual Report on the SATS website www.sats.com.sg from 28 June 2007.

Yours faithfully,

FOR SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

SHIREENA JOHAN WOON
Company Secretary

TO: **The Company Secretary**
SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
c/o M & C Services Private Limited
138 Robinson Road #17-00
The Corporate Office
Singapore 068906

NB. Please tick only one box. Incomplete or incorrectly completed forms will not be processed.

[ ] * Please send to me the Annual Report for financial year 2006-2007 only.

[ ] Please do not send to me/us the Summary Financial Report and Annual Report for as long as I am/we are shareholder(s) of Singapore Airport Terminal Services Limited.

[ ] Please send to me/us the Annual Report in addition to the Summary Financial Report for financial year 2006-2007 and for as long as I am/we are shareholder(s) of Singapore Airport Terminal Services Limited.

Name (s) of shareholder(s): ____________________

NRIC/Passport Number(s): ____________________

The shares are held by me under or through (please tick):

☐ CDP Securities Account Number: 1 6 8 1 – _ _ _ _ – _ _ _ _ _

☐ CPF Investment Scheme ("CPFIS") Account

*** If you hold the shares under or through CPFIS, you can only select this first option.**

Address: ____________________

Signature(s): ____________________ Date: ____________________

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FOR POSTING IN SINGAPORE ONLY.

BUSINESS REPLY SERVICE
PERMIT NO. 04910

The Company Secretary
Singapore Airport Terminal Services Limited
c/o M & C Services Private Limited
138 Robinson Road #17-00
The Corporate Office
Singapore 068906

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